Exhibit D-3

THE REPUBLIC OF TURKEY

This description of the Republic of Turkey is dated as of April 10, 2020 and appears as Exhibit D-3 to the Republic of Turkey’s Amendment No. 3 to the Annual Report on Form 18-K/A to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2018.

FORWARD-LOOKING STATEMENTS

Turkey has made forward-looking statements in this Amendment to the Annual Report on Form 18-K/A. Statements that are not historical facts are forward-looking statements. These statements are based on Turkey’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Turkey undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks. Turkey cautions you that a number of factors could cause actual results to differ materially from those contained in any forward-looking statements. These factors include, but are not limited to:

•	External factors, such as:

•	interest rates in financial markets outside Turkey;

•	the impact of changes in the credit rating of Turkey;

•	the impact of changes in the international prices of commodities;

•	economic conditions in Turkey’s major export markets;

•	the decisions of international financial institutions regarding the terms of their financial arrangements with Turkey;

•	the impact of any delays or other adverse developments in Turkey’s accession to the European Union; and

•	the impact of adverse developments in the region where Turkey is located.

•	Internal factors, such as:

•	general economic and business conditions in Turkey;

•	present and future exchange rates of the Turkish currency;

•	foreign currency reserves;

•	the level of domestic debt;

•	domestic inflation;

•	the ability of Turkey to effect key economic reforms;

•	the level of foreign direct and portfolio investment; and

•	the level of Turkish domestic interest rates.

RECENT DEVELOPMENTS AND SUMMARY

GENERAL

The Republic’s GDP increased by 0.9% in 2019 compared with 2018. See “Recent Developments and Summary — Economic Developments” for more information.

In the wake of the coup attempt of July 15, 2016, over 100,000 people have been detained by public prosecutors pending trial in connection with the failed coup and over 100,000 government officials have been fired from various public institutions by statutory decrees under the state of emergency, which concluded on July 18, 2018. As of December 26, 2019, the State of Emergency Inquiry Commission, which was established in January 2017 pursuant to Decree 685 as a legal remedy, has received 126,300 appeals from those removed from public sector jobs by emergency decree, 98,300 of which have been reviewed and 9,600 of which have resulted in the applicant being allowed to return to work.

In accordance with EU Regulation 462/2013, Moody’s announced the dates for its release of solicited and unsolicited sovereign credit rating actions with respect to Turkey as June 5, 2020 and December 4, 2020, respectively. On June 14, 2019, Moody’s downgraded Turkey’s long-term issuer and senior unsecured debt ratings and assigned a negative outlook. On December 6, 2019, Moody’s affirmed Turkey’s sovereign ratings. Standard & Poor’s announced the dates for its release of solicited and unsolicited sovereign credit rating actions with respect to Turkey as January 31, 2020 and July 24, 2020, respectively. On January 31, 2020, Standard and Poor’s affirmed Turkey’s sovereign ratings. Fitch’s announced dates for solicited and unsolicited sovereign credit rating actions with respect to Turkey are February 21, 2020, and August 21, 2020. On May 3, 2019, Fitch affirmed Turkey’s sovereign ratings. On July 12, 2019, Fitch downgraded Turkey’s long-term foreign currency issuer rating and assigned a negative outlook. On November 1, 2019, Fitch revised Turkey’s outlook from “negative” to “stable” and affirmed its “BB-” rating.

On June 12, 2019, the Government introduced another loan guarantee package to the Credit Guarantee Fund scheme of TL 25 billion. As part of the package, bank loans will have an inflation-indexed variable interest rate, and the decrease in the consumer price index (CPI) will also bring down the cost of loans. The package will cover both SMEs and all non-SME enterprises that play an essential role in increasing employment and production.

COVID-19

The outbreak of Coronavirus disease 2019 (“COVID-19”) is currently having an indeterminable adverse impact on the world economy. COVID-19 was reportedly first detected in Wuhan, Hubei Province, China, and first reported to the World Health Organization (“WHO”) country office in China on December 31, 2019. On January 30, 2020, the WHO declared COVID-19 a public health emergency of international concern and on March 11, 2020, declared the outbreak a pandemic. COVID-19 has begun to have numerous worldwide effects on general commercial activity. Following the discovery of the first case of COVID-19 in Turkey, the Turkish government implemented various protective measures. On January 10, 2020, the Ministry of Health set up the Coronavirus Scientific Advisory Board. On February 29, 2020, all flights to and from China, Iran, Iraq, South Korea and Italy were suspended. On March 16, 2020, primary, secondary and high schools were closed and on March 23, 2020 remote education began. On March 19, 2020, football, volleyball, basketball and handball leagues were postponed. On March 22, 2020, Turkish citizens who are older than the age of 65 and suffering from chronic illnesses were restricted from leaving their homes. On March 27, 2020, all international flights were cancelled. On March 28, 2020, it was announced that inter-city travel would be restricted and healthcare workers would be prevented from leaving their jobs, in an effort to fight COVID-19. On April 3, 2020, the Turkish government announced a curfew restricting members of the public under the age of 20 (born after January 1, 2000) from leaving their homes unless absolutely necessary. On the same day, the Turkish government also announced a 15-day ban on vehicles leaving or entering 31 provinces, including Istanbul – home to nearly one-fifth of Turkey’s population – as well as the urban centers of the capital Ankara, Izmir, Bursa and Adana. At this time, given the uncertainty of the lasting effect of COVID-19, the financial impact on the Republic’s economy cannot be determined. In the medium to long term, if the spread of COVID-19 is prolonged, it could adversely affect the economies and financial markets of the Republic and of many other countries. The occurrence of these events could have an adverse effect on the Republic’s economy.

In order to mitigate possible adverse effects of COVID-19 on the Turkish economy, the Turkish government took several measures. On March 18, 2020, Turkish President Recep Tayyip Erdoğan announced an aid package of TL 100 billion (approximately equal to U.S.$15.4 billion) to help overcome the effects of COVID-19. The aid package, called the “Economic Stability Shield,” includes a series of measures such as debt payment delays and tax cuts across various sectors. Under the package, accommodation taxes will not be applied until November 2020, social security premiums and VAT deductions have been suspended for six months across various sectors (including retail, malls, iron-steel, automotive, logistic and textile) and credit payments for firms who are facing cash flow disruptions due to COVID-19 have been postponed for three months. As part of the package, on March 30, 2020, the total size of the Credit Guarantee Fund scheme was increased from TL 250 billion to TL 500 billion and the guarantee limit was increased from TL 25 billion to TL 50 billion.

An extensive list of measures taken by the Turkish government is response to COVID-19 is as follows:

Prominent Measures in Economic Stability Shield

●	The value-added tax on domestic airline transports has been cut to 1% from 18% for a period of 3 months.

●	Credit payments for firms affected by the virus were delayed for a minimum of 3 months.

●	There will also be additional support for the firms experiencing economic and financial troubles. Value-added tax deductions and social security payments of retail, iron-steel, automotive, logistics-transportation, cinema-theatre, housing, food-beverage, textile-garment and event organization sectors were postponed for 6 months.

●	Exporters will be given stock financing assistance to maintain capacity during temporary slowdown in exports.

●	Credit Guarantee Fund limit will be increased from U.S.$3.8 billion to U.S.$7.7 billion, and credit will first be given to businesses and SMEs (Small and Medium Enterprise) with a collateral deficit and liquidity need.

●	The amount loanable to residences valued below U.S.$77,000 will be increased from 80% to 90%. The LTV ratio for consumer loans will be raised from 80% to 90%.

●	Turkey will continue to support the minimum wage fund.

●	Flexible and remote working models are being utilized broadly and made more efficient.

●	In order to provide temporary income support, the conditions of use of the Short-Time Working Scheme are eased.

●	Lowest retirement pension will be increased to TL 1,500 (U.S.$232) and public holiday bonuses for retirees will be paid in April.

●	An additional TL 2 billion (U.S.$308 million) will be reserved for financial aid to families in need according to the criteria set by the Ministry of Family, Labour and Social Security.

●	Make-up time compensation will be increased from two months to four months, in an effort to maintain continuity in employment.

●	The Government is launching a periodic follow-up program, consisting of social and home healthcare services for those who are 80 or older and live alone.

●	Turkish Airlines will receive necessary support.

Financial Measures Announced by the Central Bank of Turkey

●	The Central Bank of the Republic of Turkey (the “CBRT” or the “Central Bank”) will provide banks with as much liquidity as they need through intraday and overnight standing facilities.

●	In addition to one-week repo auctions, which are the CBRT’s main policy instrument, the Bank may inject liquidity to the market through repo auctions with maturities up to 91 days on the days needed. At a bank’s request, that bank’s entire winning bid or part of such bid may be concluded as a deposit transaction at the Interbank Money Market, instead of a repo transaction, carrying the same interest rate and maturity, as is the case with the current implementation for one-week repo auctions.

●	To support the Primary Dealership System, liquidity limits of Primary Dealers in the framework of Open Market Operations (OMOs) have been increased.

●	Conventional (multi-price) swap auctions with maturities of one, three and six months, which are currently available against U.S. Dollars, may also be held against euros and gold.

●	FX reserve requirement ratios will be reduced by 500 basis points in all liability types and all maturity brackets for banks that meet real credit growth conditions within the context of the reserve requirement practice. With this decision, it is expected that the banks which meet real credit growth conditions will be provided with FX and gold liquidity at the amount of approximately U.S.$5.1 billion. This revision will take effect from the calculation period of March 6, 2020, with the maintenance period starting on March 20, 2020.

●	Banks have been offered targeted additional liquidity facilities to secure uninterrupted credit flow to the corporate sector. The maximum amount of funds that an eligible bank may receive from this new liquidity facility will be linked to the amount of credit that the bank has already provided or will provide for the corporate sector. The total amount of the facilities to be offered is projected to be limited to 25% of the system’s total funding need. Accordingly:

○	Turkish Lira liquidity will be provided via repo auctions with maturities up to 91 days with an interest rate 150 basis points lower than the one-week repo rate (i.e. the CBRT’s policy rate) and with quantity auction method. At a bank’s request, that bank’s entire winning bid or part of the bid may also be concluded as a deposit transaction at the Interbank Money Market under the same conditions.

○	Turkish Lira currency swap auctions with a maturity of 1 year based on the quantity auction method will be conducted. With these swap auctions, related banks will be provided with Turkish Lira liquidity against U.S. Dollars, euros and gold with an interest rate 100 basis points lower than the one-week repo rate, i.e. the CBRT’s policy rate.

○	The CBRT will provide banks with detailed information about limits regarding the above-mentioned facilities.

●	The CBRT has introduced the following measures regarding rediscount credits for export and foreign exchange earning services to mitigate the likely adverse impacts of recent global economic uncertainties and adversities in international trade on real sector firms:

○	The maturities for repayments of rediscount credits, which would be due from March 18, 2020 to June 30, 2020, can be extended by up to 90 days. Accordingly, firms can apply to intermediary banks and exchange their current bills for a bill with an up-to-90-day-longer maturity, without making any repayment. This can postpone the repayment of rediscount credits up to U.S.$7.6 billion.

○	An additional 12 months export commitment fulfillment time has been offered for the rediscount credits whose export commitment has not been fulfilled yet and for the rediscount credits to be used from March 18, 2020 to June 30, 2020. Thus, the maximum duration for the export commitment fulfillment for these aforementioned credits has been extended to 36 months from 24 months.

○	To be effective from March 20, 2020, the maximum maturities for rediscount credits have been extended to 240 days from 120 days for short-term credit utilization, and to 720 days for longer-term credit utilization.

Additional Measures Announced by the CBRT (as of March 31, 2020)

●	Outright purchase operations under the Open Market Operations (OMO) portfolio, which are conducted within the limits identified in the Monetary and Exchange Rate Policy for 2020, can be carried out in a front-loaded manner and the limits may be revised depending on the market conditions. These operations are intended to enhance the effectiveness of the monetary transmission mechanism by increasing the market depth, enabling sound asset pricing and providing banks with flexibility in liquidity management.

●	For a temporary period, Primary Dealer banks will be able to sell the Government Domestic Debt Securities (GDDS) that they have bought from the Unemployment Insurance Fund to the CBRT under the terms and limits set by the CBRT, or will be able to increase at certain ratios the liquidity facility offered under OMO in the scope of the Primary Dealership system. This aims at supporting financial stability by containing the likely impacts of the liquidity need of the Unemployment Insurance Fund on market functionality. These GDDS purchases will be out of the scope of the limits set for the OMO portfolio. The related parties will be provided with detailed information and criteria for these operations.

●	Under the Turkish Lira and foreign exchange operations conducted at the CBRT, asset-backed securities and mortgage-backed securities have been included in the collateral pool. Accepting these securities as collateral will contribute to increasing the liquidity of similar securities issuances and to deepening the capital markets, and will also enhance banks’

flexibility in Turkish Lira and foreign exchange market liquidity management. Banks will be further informed about the criteria for securities to be accepted as collateral and the limits for this facility.

●	The limits for the targeted additional liquidity facilities offered to secure uninterrupted credit flow to the corporate sector will be increased. In addition to the targeted liquidity facilities of repo auctions with maturities up to 91 days and Turkish Lira currency swaps with a maturity of one year, the CBRT will also hold Turkish Lira currency swap auctions with a maturity of six months. Through these swap auctions with six-month maturity, related banks will be provided with Turkish Lira liquidity against US dollars, euros or gold, at an interest rate 125 basis points lower than the one-week repo rate (i.e. the CBRT’s policy rate).

●	To facilitate goods and services exporting firms’ access to finance and to support sustainability of employment, Turkish Lira-denominated rediscount credits for export and foreign exchange earning services will be extended. Turkish Lira-denominated rediscount credits will be extended based on the following principles:

○	A total limit of TL 60 billion has been defined for the credits.

○	Of this limit, TL 20 billion has been allocated for credit utilization via Türk Eximbank, TL 30 billion for credit utilization via public banks, and TL 10 billion for credit utilization via other banks.

○	A minimum of 70% of the credits to be extended via banks other than Eximbank will be allocated to SMEs.

○	On a firm basis, the maximum amounts of credits have been set at TL 25 billion for SMEs and TL 50 million for other firms.

○	Firms that can obtain FX rediscount credits, overseas contracting companies, and firms participating in international fairs will be able to benefit from this credit facility.

○	The interest rate for these credits will be 150 basis points lower than the one-week repo rate (i.e. the CBRT’s policy rate) at 9.75%.

○	The maximum commission rate of intermediary banks will be 150 basis points.

○	The credits will have a maximum maturity of 360 days, and will be extended on condition that the export or foreign exchange earning services commitment as well as the employment level as of March 1, 2020 are maintained throughout the credit period.

●	The monthly maximum contractual rate for credit card borrowings in liras was slashed by 15 basis points to 1.25%, while the monthly maximum overdue interest rate was set at 1.55%, down from 1.7%.

Financial Measures Taken by the Banking Regulation and Supervision Agency

●	The Banking Regulatory and Supervisory Authority (“BRSA”) announced certain measures to facilitate the calculation of capital adequacy ratio and net foreign currency positions in bank balance sheets due to financial market fluctuations caused by COVID-19.

●	The period for transfer of credits to non-performing loans has been extended from 90 days to 180 days. The application covers all retail and commercial loans and will continue until December 31, 2020.

●	The article in the relevant banking legislation that suggests that loans whose principal and interest payments have been delayed for more than 30 days or that have been restructured once again during the one-year monitoring period be considered group three loans has been removed. The implementation will continue until December 31, 2020.

●	The minimum payment rate for individual credit cards was reduced from 30% to 20%. In addition, it was made possible to define a grace period, including the minimum amount, until December 31, 2020, for citizens whose credit card debt has been postponed.

●	If the principal and interest payments of consumer and vehicle loans extended by banks, financial leasing, factoring and financing companies are postponed until December 31, 2020, the delay will not be taken into account in determining maturity limits that range from 48 to 60 months.

Other Financial Measures

●	According to the package announced by the Minister of Industry and Technology, KOSGEB (the agency that supports and develops SMEs) will support up to TL 6 million per enterprise for local production of disinfectant, protective clothing, protective glasses, masks and gloves.

●	According to President Erdoğan’s statement, “continuous working credit support” will be provided in order to meet companies’ working capital needs. The “tradesperson card” support will be provided with a 3-month grace period and a 12-month maturity with a limit of TL 25,000 and additional credit lines with the same amount of personnel expenditures will be available.

Measures Announced by Public Banks

●	Within the scope of the Economic Stability Shield support, Ziraat Bank, Halkbank and Vakifbank will provide a loan with a 7.5% interest rate and a 36-month maturity, in order to meet the financing needs of the real sector. The upper limit of the loans will be TL 10 million for companies with a turnover up to TL 25 million. Companies with a turnover between TL 25-125 million will be able to use loans up to TL 25 million, and companies with a turnover over TL 125 million up to TL 100 million. Treasury backed KGF funds will be made available to the companies that lack collateral for the loans on condition that these companies have not reduced the number of their registered employees as of the end of February.

●	In addition, Ziraat Participation and Vakif Participation banks will also offer an annual financing rate of 7.5%, a total of 36 months with a 6-month grace period for businesses that have not reduced the number of registered employees as of the end of February. The upper limit of the loans will be the same as those of public banks.

●	For the loans used by Halkbank and Ziraatbank, if a tradesperson or craftsperson requires support, principal and interest payments, whose maturities will come in April, May and June 2020, will be postponed for 3 months without additional interest.

●	Halkbank and Ziraatbank will offer their customers the opportunity to restructure their loans with a suitable term, with a grace period of up to 6 months.

●	Halkbank and Ziraatbank will be able to extend the grace period for seasonal sectors, such as tourism, up to 12 months.

●	Companies paying staff salaries through Halkbank and Ziraat Bank will be given an additional credit limit, as much as staff salary expense over the next 3 months, provided that they do not reduce their employment compared to the end of February 2020.

●	In order to pay checks on credit received by credit customers of Halkbank and Ziraatbank, additional credit limits will be allocated to companies by increasing their general credit limits.

●	To meet working capital needs, corporate card limits of companies working with Halkbank and Ziraatbank will be increased.

●	Vakifbank will provide flexibility for all credit installments and payments of companies until June 30, 2020, including end-of-March interest payments.

●	Vakifbank will provide businesses with a long-term loan up to 3 months' salary in order to meet their loan demands for employment protection.

●	Vakifbank will ensure that the existing loans of the enterprises are restructured in accordance with their cash flows and according to their sectoral status. The sector-specific loans, including tourism and urban public transportation, will be structured periodically for up to 12 months.

●	In order to facilitate the public payment obligations of companies, such as taxes and social security, Vakifbank will increase its cash management limits, and will allow installments up to 12 months for payments from these limits.

●	Vakifbank will increase its cost-free supply capacities by increasing the limit for Business Cards owned by companies.

●	Vakifbank BankoÇek will help reduce cash needs and provide cost-free financing through the introduction of banking guarantee facilities by increasing the limit and prevalence of its product.

●	Vakifbank will be able to postpone installments and credit card payments of retail credit customers for up to 3 months.

Deferring in payments and criminal proceedings

●	Receivables from KOSGEB's reimbursement for loans will be postponed for 3 months, and projects will be given an additional 4 months.

●	The failure to pay the rental price for working places between March 1, 2020 and June 30, 2020 will not constitute a reason for the termination of the rental contract and evacuation of the lease.

●	Restructuring or disbursement of new loans will not create legal or criminal liability.

●	With an amendment made to the Cheques Law, the execution of the sentences of those convicted for cheques-related crimes committed on or before March 24, 2020 will be stopped. The convicted individual will pay one-tenth of the unpaid portion of the check price to the creditor within three months after the release date. If he pays the remaining portion in 15 equal installments every two months from the end of the three-month period, the criminal conviction will be dropped. If one-tenth of the unpaid part of the check price is not paid within 3 months from the date of execution, the execution of the verdict will be decided upon the petition of the creditor. If the convicted individual does not pay one of the installments in the given time period, this installment that they did not pay will be added as an installment at the end of the period. In the case of and individual not paying one of the remaining installments, the court will decide on the execution of the sentence upon the complaint petition of the creditor.

●	Initiation of a lawsuit, initiating enforcement proceedings, applications, complaints, objections, warnings, notifications, submissions and timeout periods, deprivation times and mandatory administrative application periods, as well as the periods determined by the judge in the Administrative Judicial Procedure Law, the Criminal Procedure Code and the Law on Civil Procedure and other laws including procedural provisions, will be suspended between March 13, 2020 until April 30, 2020.

●	All enforcement and bankruptcy proceedings, follow-up procedures, new enforcement and bankruptcy follow-up requests, except for subsistence cases, will be suspended from March 22, 2020 to April 30, 2020.

●	A “Force Majeure” note will be put on the Credit Registry of the firms that have defaulted in April, May and June.

●	Pursuant to a Decision of the Ministry of Treasury and Finance, Value Added Tax and Income Tax payment periods have been extended to April 24, 2020 and April 30, 2020, respectively.

●	No tax share deductions will be made from municipalities against their liabilities of around TL 3 billion for the April, May and June period.

●	The easement rights and revenue share payments related to hotel rentals for April, May and June were postponed for 6 months.

On March 30, 2020, President Erdoğan launched a National Solidarity Campaign to aid fight against COVID-19, donating seven of his monthly salaries to the initiative.

Significant Seismic Events in Turkey

A significant portion of Turkey’s population and most of its economic resources are located in a first degree earthquake risk zone and Turkey has experienced a large number of earthquakes in recent years, some quite significant in magnitude. On September 26, 2019, an earthquake with a magnitude of 5.8 occurred in the Sea of Marmara, damaging a few buildings in Istanbul. On January 24, 2020, an earthquake with a magnitude of 6.8 occurred in Elazig, causing the death of 41 and injuring 1,607 people. In the event of future earthquakes, effects from the direct impact of such events could result in a significant loss of lives and have a material adverse effect on Turkey’s economy.

 POLITICAL CONDITIONS

The following table sets forth the composition of the Assembly by total number of seats as of April 7, 2020:

Number of Seats
Justice and Development Party (AKP)	291
Republican People’s Party (CHP)	139
Peoples’ Democratic Party (HDP)	61
Nationalist Action Party (MHP)	49
İYİ Party	37
Turkish Workers Party	2
Grand Unity Party	1
Democracy and Progress Party	1
Democratic Party	1
Democratic Regions Party	1
Felicity Party	1
Independent	5
Total	589

Source: The Grand National Assembly of Turkey

FOREIGN POLICY AND INTERNATIONAL RELATIONS

On April 3-4, 2019, Turkish Foreign Minister Mevlüt Çavuşoğlu visited Washington to attend the NATO Foreign Ministers Meeting.

On May 6, 2019, President Erdoğan received Secretary General of NATO Jens Stoltenberg and he attended the North Atlantic Council Mediterranean Dialogue Meeting in Ankara. On October 11, 2019, President Erdoğan received Secretary General of NATO Jens Stoltenberg in Istanbul. On December 4, 2019, President Erdoğan attended the NATO Leaders Meeting in London.

The European Union and the United Kingdom

On March 13-15, 2019, Minister Çavuşoğlu visited Brussels to attend the 3rd Brussels Conference on Syria and Turkey — European Union (“EU”) Association Council Meeting. The Association Council, the highest decision-making body of the Turkey — EU Association relations, held its 54th meeting after an interval of four years. Taking stock of the accession strategy, the Association Council discussed Turkey — EU bilateral relations under the Association Agreement and the Customs Union.

On June 3, 2019, President Erdoğan received EU Commissioner for Migration, Home Affairs and Citizenship, Dimitris Avramopoulos, at Vahdettin Mansion in Istanbul.

On July 15, 2019, The European Council decided to suspend negotiations on the Comprehensive Air Transport Agreement and agreed not to hold the Association Council and further meetings of the EU-Turkey high-level dialogues for that time being. The Council also endorsed the Commission’s proposal to reduce the pre-accession assistance to Turkey for 2020 and invited the European Investment Bank to review its lending activities in Turkey, notably with regard to sovereign-backed lending.

President Erdoğan and Greek Prime Minister Kyriakos Mitsotakis held bilateral meetings during the UN General Assembly on September 25, 2019, and at the NATO Leaders Summit in London on December 4, 2019. During these meetings, the leaders reviewed all aspects of bilateral relations between Turkey and Greece and exchanged their views on regional and international developments.

On October 4, 2019, Minister Çavuşoğlu met with Interior Minister Horst Seehofer of Germany and EU Commissioner Dimitris Avramopoulos for Migration, Home Affairs and Citizenship.

On October 14, 2019, EU countries agreed to limit arms exports to Turkey over Turkey’s Operation Peace Spring into northern Syria.

On November 11, 2019, the European Council stated that it adopted a framework of restrictive measures in response to Turkey’s drilling activities in the Eastern Mediterranean. According to the press release issued by the European Council, the framework would make it possible to sanction individuals or entities responsible for or involved in drilling activities of hydrocarbons in the Eastern Mediterranean. Possible sanctions would include a travel ban to the EU and asset freezes for persons and entities. In addition, EU persons and entities would be forbidden from making funds available to the sanctioned individuals and entities. To date, there has still not been any announcements related to possible specific sanctions on the Turkish individuals and entities. The Ministry of Foreign Affairs of the Republic of Turkey, with a statement on November 11, 2019, reconfirmed that Turkey will continue to assert its rights under international law as well as the rights and interests of Turkish Cypriots.

On November 11, 2019, Minister Çavuşoğlu held a bilateral meeting with the President of the European Parliament David Sassoli in Brussels.

After the new European Commission and the political leadership took helm, the high-level contacts between the presidents of the EU institutions and Turkish government got accelerated. On her first day of tenure, December 1, 2019, President of the European Commission Ursula von der Leyen gave a phone call to President Erdoğan. During the phone conversation, two leaders exchanged views about the Turkey-EU relations as well as the regional developments.

On December 6, 2019, President Erdoğan met with Vice-President of the EU Commission, Mr. Margaritis Schinas and Commissioner in charge of Home Affairs Ms. Ylva Johansson in Ankara.

On January 11, 2020, President Erdoğan met Mr. Charles Michel, President of the EU Council in İstanbul. The meeting was the first one between the two and created an opportunity to take stock of Turkey-EU relations in general as well as an overall exchange of views on regional developments, specifically the recent situation in Syria as well as the migration pressure on Turkey.

On January 13, 2020, President Erdoğan and Italian Prime Minister Conte had a meeting in Istanbul. During the meeting, the two leaders mainly discussed the developments in Libya and reviewed the situation in Syria and bilateral relations between Turkey and Italy.

On January 24, 2020, President Erdoğan met with German Chancellor Merkel in Istanbul. During the joint press conference after the meeting, President Erdoğan stated that the leaders reviewed the bilateral relations between Turkey and Germany and discussed regional developments with a focus on Libya and Syria. President Erdoğan also stated that the dialogue between the two countries on regional issues would continue.

On February 27 2020, the European Council agreed to impose “sanctions” on two Turkish officials in relation to Turkey’s drilling activities in the Eastern Mediterranean. The decision was declared null and void by the Ministry of Foreign Affairs of Republic of Turkey with a press release dated February 28, 2020.

On March 3, 2020, UK Foreign Secretary Dominic Raab paid an official visit to Ankara to hold talks with Minister Çavuşoğlu and to demonstrate the UK’s support for Turkey’s efforts in Syria. On the margins of the talks, both sides underlined importance of signing a Free Trade Agreement between the two countries, which would enter into force after the transition period.

On March 4, 2020, Charles Michel, President of the EU Council, met with President Erdoğan in Ankara. The two leaders addressed the developments in Syria, Idlib in particular, as well as Turkey-EU relations during their meeting.

On the same date, High Representative and the Vice-President of the EU Commission Mr. Josep Borrell Fontelles paid a visit to Turkey and met with Minister Çavuşoğlu.

Commissioner in charge of Crisis Management Mr. Lenarcic visited Gaziantep and held bilateral contacts with the local authorities on March 4, 2020.

On March 9, 2020, President Erdoğan met Mr. Michel, President of the EU Council and Ms. von der Leyen, President of the European Commission in Brussels, upon the invitation of the EU Council President. This was the first Leaders Meeting between the President of the Republic of Turkey and the Presidents of the EU Council and the Commission after nearly two years. Turkey-EU relations as well as the latest developments in Syria, particularly Idlib, and the refugee issue as well as other regional and global matters were addressed during the meeting.

European Commission’s 2019 Report

The European Commission published the 2019 Enlargement Package, including Country Reports of all candidate and potential candidate countries on May 29, 2019. In almost all areas, from political to economic criteria as well as acquis alignment, the 2019 Report was in line with the previous year’s. Although the Report noted the General Affairs Council conclusions of June 2018, it also underlined that Turkey is a key partner for the EU and a candidate country, with which dialogue in areas of joint interest have continued. In this respect, the importance of high level dialogue in critical areas such as foreign and security policy, counter terrorism, economy, energy and transport were underlined. The positive results of the Turkey-EU cooperation on migration have been confirmed in the Report. Moreover, the high level of integration in terms of trade between Turkey and the EU and the fact that the EU is Turkey’s largest trade partner while Turkey is the EU’s fifth have been stated. The Report also noted that Turkey has reached, to varying extents, a good level of alignment in 22 Chapters and achieved progress at various levels in 20 Chapters during the past year.

Brexit

The United Kingdom (the “UK”) departed the EU on January 31, 2020, in accordance with the revised withdrawal agreement agreed upon by the EU and the UK in October 2019 (“Brexit”). The transition period for negotiating the future relationship between the UK and EU began on February 1, 2020 and will end on December 31, 2020. The UK and the EU can jointly agree, on a one-off basis before July 2020, that the transition period be extended by one or two years. However, the UK government has stipulated in the ratification act to the withdrawal agreement that it will waive this option. If no agreement on the future relationship is reached, trade between the EU and the UK, with the exception of Northern Ireland, would be governed by the rules of the World Trade Organization.

During the membership of the UK to the EU until October 31, 2019, the institutional and legal framework of the trade and economic relationship between Turkey and the UK government was the Customs Union between Turkey and the EU.

The Customs Union, which is a unique model between Turkey and the EU on a global scale, is currently established mainly on trade of goods between Turkey and the EU member countries. Its legal structure as well as implementation does not include financial transactions and capital movements. Thus, it has to be underlined that with regards to Brexit, finance and capital movements between the two countries will fall outside of the scope of the Customs Union due to the fact that the Customs Union includes solely trade and is established on the exchange of products based on customs/tariff exemptions produced on Turkish territory and EU member states. As of today, in terms of Turkish exports, the UK is the number two market and Turkey’s sixth trade partner. The total volume of bilateral trade between the two countries was U.S.$16.3 billion in 2019.

With regard to trade, from the onset of Brexit negotiations, Turkey began an in-depth analysis of the potential effects of Brexit on the Turkish economy as well as its trade with the UK. Currently, there is an institutional platform between the Republic and the UK on trade matters described as the “UK-Turkey Trade Working Group.” The aim of the UK-Turkey Trade Working Group is to analyze and to develop suggestions for the potential future trade deal to be implemented between the Republic and the UK after Brexit is finalized.

Both the EU Commission and the UK’s focus is on finalizing the future trade deal to be signed between the EU and the UK. Thus, Turkey’s future trade deal with the UK is expected to be finalized after the transition period. Due to COVID-19, opinions in the EU and the European Parliament have begun to tilt towards the extension of the transition period. Nevertheless, when Brexit is finalized, the UK government has officially conveyed its intention that Turkey is expected to be among the first countries with which the UK will sign a new trade deal.

Economic developments in the EU may pose some risks to the Republic as the EU is the largest trading partner of Turkey. Events that would affect the purchasing power or confidence in the EU, such as credit crises or new bailouts, may reduce the Republic’s export and tourism revenues. Such events may also adversely affect the Republic’s external borrowing costs.

United States

On January 3, 2018, a jury in New York federal court found Mehmet Hakan Atilla, a former executive at Turkey’s majority state-owned Halkbank, guilty on charges that included bank fraud, conspiracies to evade U.S. sanctions against Iran and to commit money laundering. He was found not guilty on money laundering. In a statement made after the verdict, counsel for Mehmet Hakan Atilla announced their intent to appeal. Mehmet Hakan Atilla’s sentencing, originally set for April 11, 2018, was first postponed to May 7, 2018 and then to May 16, 2018. On May 16, 2018, a New York judge sentenced Mehmet Hakan Atilla to 32 months in prison for his participation in a scheme to violate U.S. sanctions on Iran. Mehmet Hakan Atilla was released on July 19, 2019. On October 15, 2019, the U.S. Department of Justice announced that the indictment prepared by the New York South District Prosecutor’s Office regarding Halkbank was accepted. Halkbank was charged in a six-count indictment with fraud, money laundering, and sanctions offenses related to the bank’s alleged participation in a scheme to evade unilateral U.S. sanctions on Iran. The case has been assigned to District Judge Richard M. Berman, who was also the judge in Hakan Atilla’s trial. The first hearing was held on March 31, 2020, where Halkbank pleaded not guilty to the charges against it.

On January 3, 2019, Representatives of Turkey’s foreign and defense ministries and the Defense Industry Presidency met with a visiting U.S. delegation in Ankara. In the meeting, the U.S. presented its proposal to Turkey for the sale of a Patriot missile system.

On January 14, 2019, President Erdoğan and U.S. President Donald Trump discussed, by phone, recent developments in Syria and bilateral relations. Stating that Turkey welcomes President Trump’s decision to withdraw from Syria, President Erdoğan noted that Turkey, in this regard, stands ready to lend support to the U.S. President Erdoğan and President Trump also discussed the possibility of forming a terror-free safe zone in the north of Syria on the basis of Syria’s territorial integrity. President Erdoğan emphasized that Turkey supports the Kurdish people and that Turkey’s goal is to fight against terrorist organizations DAESH, the PKK and the PKK’s Syrian branches, which pose a threat to Turkey’s national security. The two leaders also agreed to advance the bilateral economic relations. No policy commitments were made as a result of these discussions.

On February 21, 2019, President Erdoğan and President Trump held another phone call during which they agreed that the U.S. decision to withdraw from Syria should be implemented in line with their common interests and in a way that would cause no harm to the two nations’ mutual goals. The two leaders also reached a consensus to achieve the goal of U.S.$75 billion in trade volume and agreed that the bilateral economic relations should be further enhanced.

On April 29, 2019, President Erdoğan and President Trump held another phone call during which they reaffirmed the goal of U.S.$75 billion in trade volume and they discussed bilateral and regional issues.

In December 2017, Turkey agreed to acquire a U.S.$2.5 billion S-400 air and missile defense system from Russia. At the time the transaction was announced, the Pentagon indicated that, as a result of the transaction, Turkey risked expulsion from the F-35 program under which the country stands to acquire 100 fighter jets from the U.S., and sanctions under a law known as CAATSA that targets transactions with the Russian defense industry. On June 10, 2019, the U.S. House of Representatives passed a resolution calling on the Turkish government to cancel the acquisition of the S-400 missile system. The initial delivery to Turkey of supplies and materials relating to the Russian defense system took place in July 2019. On July 17, 2019, the White House and the U.S. Department of Defense announced that Turkey will be removed from the F-35 program due to the procurement of the S-400 air and missile defense system.

On June 29, 2019, President Erdoğan met with President Trump at the G20 Leaders’ Summit held in Osaka, Japan. The two leaders discussed bilateral ties, trade volume, and regional issues including the recent developments in Syria. President Erdoğan stated that there are steps that have already been taken and are to be taken by the two countries in defense industry. Regarding the S-400 missile system, President Trump noted that Turkey wasn’t treated fairly. President Trump said that they have a complicated situation and indicated that Turkey and the U.S. are looking at different solutions, noting that Turkey is a NATO member and a friend of the U.S. At the press conference held after the bilateral meeting, the two leaders announced the goal of increasing bilateral trade volume to U.S.$100 billion.

On August 5-7, 2019, Turkish and the U.S. military delegations came together regarding establishment of a safe zone in the north of Syria. At the end of the talks, the delegations agreed on the rapid implementation of initial measures to address Turkey’s security concerns; to set up, as soon as possible, a joint operations center in Turkey to coordinate and manage the establishment of the safe zone together; and that the safe zone shall become a peace corridor, and that any additional measures shall be taken for displaced Syrians to return to their country.

On September 6-10, 2019, a U.S. delegation headed by the U.S. Secretary of Commerce Wilbur Ross visited Istanbul and Ankara as part of efforts to boost bilateral trade between Turkey and the U.S. Alongside meetings with several business associations such as the Foreign Economic Relations Board and the Turkish Industry and Business Association, Secretary Ross had separate meetings with the Turkish Minister of Treasury and Finance Berat Albayrak and Minister of Trade Ruhsar Pekcan. President Erdoğan also received Secretary Ross and his accompanying delegation. In the aftermath of the visit, the parties decided to advance efforts to increase bilateral trade by focusing on the priority sectors to be jointly determined by both countries.

On October 6, 2019, President Erdoğan and President Trump exchanged views, by phone, on bilateral relations as well as the planned safe zone east of the Euphrates River. President Erdoğan stated that a safe zone was a must for creating the conditions for the elimination of the terror threat posed by the PKK-YPG and for the return of Syrian refugees to their country. Upon President Trump’s invitation, the two leaders decided to meet in November in Washington, D.C.

On October 14, 2019, the U.S. Treasury Department announced sanctions on two Turkish ministries (Ministry of National Defense and Ministry of Energy and Natural Resources) and three senior government officials (Minister of National Defense Hulusi

Akar, Minister of Energy and Natural Resources Fatih Dönmez and Interior Minister Süleyman Soylu) over Turkey’s anti-terror operation in northeastern Syria. The two Ministries and three Ministers have been designated pursuant to an Executive Order of October 14, 2019. This Executive Order and OFAC’s (Office of Foreign Assets Control) regulations generally prohibit all dealings by U.S. persons or persons within (or transiting) the U.S. that involve any property or interest in property of blocked persons. According to the official statement by the U.S. Treasury Department, OFAC is prepared to issue authorizations, such as general or specific licenses, as appropriate, to ensure that these “sanctions” do not disrupt Turkey’s ability to meet its energy needs. Additionally, OFAC issued three General Licenses simultaneously with the Executive Order of October 14, 2019. One of these three licenses authorizes official activities of the United Nations involving the Ministry of National Defense or the Ministry of Energy and Natural Resources of the Government of Turkey.

On October 17, 2019, Minister Çavuşoğlu met with a U.S. delegation including U.S. National Security Advisor Robert O’Brien and James Jeffrey, the U.S. special envoy for the anti-DAESH coalition. In addition, President Erdoğan also received a visit from a delegation headed by U.S. Vice President Mike Pence on October 17, 2019. As a result of these meetings, Turkey and the U.S. reached an agreement shortly thereafter. According to that 13-point agreement, the U.S. was to make sure that the terrorist organization YPG withdrew from the declared safe zone within 120 hours. In return, Turkey agreed to pause Operation Peace Spring for 120 hours. Within the 120-hour timeframe, the agreement required that the weapons in the hands of the YPG were to be re-collected, their fortifications and fighting positions were to be destroyed and they were to be removed from the 30-km declared safe zone. Upon the completion of this process, Turkey agreed to halt Operation Peace Spring and the safe zone would be left to the Turkish Armed Forces’ control. According to this agreement with the U.S., upon the completion of this process all “sanctions” against Turkey would be lifted. On October 23, 2019, the U.S. Department of the Treasury’s Office of Foreign Assets Control removed “sanctions” imposed on the Government of Turkey’s Ministry of National Defense and the Ministry of Energy and Natural Resources, as well as the Minister of National Defense, Minister of Energy and Natural Resources, and the Minister of the Interior, following Turkey’s pause in military operations in Syria as agreed to with the U.S. on October 17, 2019.

On November 12-13, 2019, President Erdoğan paid a working visit to the U.S. and met with President Trump in Washington, D.C. During the joint press conference, President Erdoğan stated that they had agreed to further the relations between Turkey and the U.S. on a strong and healthy basis and deepen bilateral cooperation. President Trump stated that the meeting had been very productive and they had directed their senior officials to immediately work on resolving the S-400 issue. U.S. and Turkish officials continue to discuss this ongoing issue.

On December 4, 2019, President Erdoğan and President Trump met in London during the NATO Leaders Meeting. The two leaders confirmed their commitment to work towards the U.S.$100 billion trade target. They also underscored their determination to find a mutually beneficial resolution to the S-400/F-35 issue.

On December 12, 2019, the U.S. Senate Foreign Relations Committee passed a draft bill (S.2641), aiming to impose sanctions on Turkey due to Operation Peace Spring and the Turkish acquisition of the S-400 system. In response, the Ministry of Foreign Affairs of the Republic of Turkey called upon “the U.S. Congress to adopt a constructive approach safeguarding our common objectives to develop Turkish-U.S. relations which were confirmed at the highest level in recent weeks and to act in a reasonable manner.” As of April 1, 2020, draft bill S.2641 has not advanced in the Senate.

On December 20, 2019, President Trump signed into law the National Defense Authorization Act for Fiscal Year 2020 (“NDAA”), which included provisions that prohibit the transfer of F-35 aircrafts to Turkey, impose sanctions against the TurkStream project and lift the arms embargo against the Island of Cyprus in favor of the Greek Cypriot Administration. In its statement on the passage of the draft NDAA in the U.S. Congress, the Ministry of Foreign Affairs of the Republic of Turkey stated that the “bill demonstrates that the Congress persists in disrespecting Turkey’s sovereign decisions and in adopting an irrational hostile attitude by unfairly blocking our participation to the F-35 program despite Turkey having fulfilled all its obligations, renewing calls to implement sanctions in the context of our acquisition of S-400 systems and including references to the TurkStream project.”

On December 20, 2019, upon the passage of the U.S. appropriations bills by the U.S. Congress, the Ministry of Foreign Affairs of Republic of Turkey stated “Turkey condemns the exploitation of even an ordinary budgeting process for the sake of the short term political ambitions of U.S. politicians.” The Spokesperson for the Ministry of Foreign Affairs stated that the bills included harmful language against Turkish-U.S. relations, by unfairly blocking the delivery of F-35 aircrafts to Turkey, while attempting to hamper efforts for a solution on the Island of Cyprus and cooperation opportunities in the Eastern Mediterranean.

On January 4 and 12, 2020, Minister Çavuşoğlu held two phone calls with U.S. Secretary of State Mike Pompeo. During the phone calls, they discussed the developments in the aftermath of the U.S. strike in Iraq that killed IRGC Quds Force Commander Qaseem Solemani. Minister Çavuşoğlu underscored the need for all sides to de-escalate the situation in the region. Minister Çavuşoğlu and Secretary Pompeo also discussed bilateral issues and efforts to establish a ceasefire in Libya.

On January 15, 2020, President Erdoğan and President Trump exchanged, by phone, their views on developments in Libya, Iraq and Iran.

On January 19, 2020, Minister Çavuşoğlu met with Secretary Pompeo during the Berlin Conference on Libya, to discuss steps to establish a ceasefire in Libya, the situation in the Eastern Mediterranean and bilateral relations.

On January 27, 2020, President Trump called President Erdoğan to offer his condolences and sympathies for the deaths and injuries suffered in Turkey due to an earthquake which struck the eastern province of Elazığ on January 24, 2020. They also discussed bilateral relations as well as developments in Syria, Libya, Iraq and Iran.

On February 15, 2020, President Erdoğan and President Trump discussed by phone bilateral issues and developments in Syria and Libya.

On February 14-16 2020, Minister Çavuşoğlu participated in the 56th Munich Security Conference (MSC), where he met with U.S. Ambassador to the United Nations Kelly Craft to discuss the humanitarian situation in Syria and invited her to visit Turkey to witness Turkey’s ongoing humanitarian response to the Syrian crisis. Minister Çavuşoğlu also received a bicameral and bipartisan delegation from the U.S. Congress.

On February 28, 2020, President Erdoğan and President Trump discussed by phone developments in Idlib/Syria and other bilateral and regional issues of mutual concern.

On February 29, 2020, Minister Çavuşoğlu met with Secretary Pompeo during the U.S.-Taliban Agreement Signing Ceremony in Doha. They discussed the situation in Syria as well as other regional developments.

On March 2-5, 2020, Ambassador Craft undertook a working visit to Turkey. Ambassador James Jeffrey, U.S. Special Representative for Syria Engagement and the Special Envoy for the Global Coalition to Defeat ISIL, accompanied Ambassador Craft. The U.S. delegation was received by President Erdoğan, as well as other senior Turkish officials, and visited the Hatay province, where they were briefed about United Nations and Turkish-led efforts to provide humanitarian aid to Syrians in need.

On March 27, 2020, following steps taken by the U.S. and Turkey in the face of COVID-19, Turkish Airlines suspended flights between the U.S. and Turkey.

On March 31, 2020, President Erdoğan and President Trump discussed by phone the ongoing efforts to slow the spread of COVID-19 and ways and means Turkey and the U.S. can assist each other. The leaders also discussed issues on the Turkish-U.S. bilateral agenda, including the situation in Syria and Libya.

Russia

On April 8, 2019, President Erdoğan paid a visit to Moscow to attend the eighth meeting of the Turkey-Russia High Level Cooperation Council in the context of which he held a one-on-one meeting with President Putin. During the joint press conference following the meetings, President Erdoğan stated that they discussed various aspects between the two countries and also future steps they can take jointly for the restoration of peace and security in Syria.

On June 29, 2019, President Recep Erdoğan met with President Putin on the sidelines of the G20 Osaka Summit in Japan. Noting that significant momentum has been witnessed in the recent period in relations between Turkey and Russia, President Erdoğan stated that they had discussed the delivery of the S-400 missile defense system to Turkey in July 2019. Delivery of the first battery equipment of the system was completed on July 25, 2019. The second battery equipment was completed on September 15, 2019.

On August 27, 2019, President Erdoğan paid a visit to Moscow to meet with President Putin. The two presidents held various talks in which they discussed bilateral and international issues, particularly ongoing Syria-related issues. The two leaders also participated in the inauguration ceremony of the International Aviation and Space Salon MAKS-2019, one of the world’s leading events in this field.

On January 8, 2020, President Erdoğan and President Putin met in Istanbul and attended the opening ceremony of the TurkStream Natural Gas Pipeline Project, which will carry natural gas from Russia to Turkey and Europe. Serbian President Vucic and Bulgarian Prime Minister Borisov also attended the ceremony.

On February 3, 2020, seven Turkish soldiers and one civilian contractor working with the Turkish military were killed in hostilities in Idlib. Republic of Turkey exercised its inalienable right of self-defense and would continue to do so.

On March 5, 2020, President Erdoğan paid a working visit to Moscow to discuss the Syrian issue.

Iraq

On January 3, 2019, President Erdoğan met with President Barham Salih of Iraq in Ankara.

On January 23, 2019, Turkey announced that the ban on flights in and out of Sulaymaniyah in northern Iraq would be lifted on January 25, 2019, which had been implemented since October 17, 2017.

On April 28-29, 2019, Minister Çavuşoğlu paid an official visit to Iraq for meetings in Baghdad, Basra and Erbil.

On May 15, 2019, President Erdoğan received Prime Minister Adil Abd Al-Mahdi of Iraq in Ankara.

On May 29, 2019, President Erdoğan met with President Salih in Istanbul.

On June 10, 2019, Minister Çavuşoğlu visited Erbil to attend the oath-taking ceremony of President Nechirvan Barzani of the Kurdish Regional Government of Iraq (KRG) and to hold bilateral meetings.

On June 21 2019, President Erdoğan met with Nechirvan Barzani, President of the Iraqi Kurdish Regional Government (KRG).

On September 25, 2019, President Erdoğan, who was in New York for the 74th session of the United Nations General Assembly, met with President Salih.

On November 28, 2019, Iraqi Kurdish Regional Government (KRG) Prime Minister Masrour Barzani was received by President Erdoğan and met with Minister Çavuşoğlu.

Syria

On January 20, 2018, Turkey launched “Operation Olive Branch”, a military operation in Syria’s northern Afrin district along the Turkish-Syrian border to neutralize terrorist elements. “Operation Olive Branch” aims to clear the region of armed forces aligned with the PKK, including the PYD and YPG, that control the territory and who threaten the Republic’s national security and civilians’ safety in the region. Operation Olive Branch has been carried out on the basis of international law, in accordance with the right to self-defense as outlined in Article 51 of the UN Charter and the relevant UN Security Council resolutions 1373(2001), 1624(2005), 2170(2014) and 2178(2014) as well as in full respect of Syria’s territorial integrity. The current phase of the operation is focused on ensuring security and stability (de-mining, establishing order, local governance and security, return of IDPs and refugees originally from Afrin) based on the principle of “local ownership”.

The Republic is continuing its humanitarian efforts to provide shelter to refugees fleeing the conflict in Syria. As of January 30, 2020, 63,491 Syrian refugees occupied shelter centers throughout Turkey.

On April 25-26, 2019, the twelfth round of high-level meetings on Syria in the Astana format was held in Nur-Sultan (formerly Astana). During the meetings, the parties agreed to continue their coordination regarding the situation on the east of the Euphrates in Syria. They also reiterated their determination to implement the agreements on the stabilization of the situation in the Idlib de-escalation area and welcomed the steps taken to this end. On August 1-2, 2019, the thirteenth round of high-level meetings on Syria in the Astana format was held in Nur-Sultan (formerly Astana). The meetings concluded with a decision to step up joint efforts to prevent civilian casualties in Idlib. The final declaration of the meeting highlighted the parties’ commitment to Syria’s territorial integrity, independence and sovereignty, underlining that the fight will continue against all kinds of terrorist groups. On December 10-11, 2019, the fourteenth round of high-level meetings on Syria in the Astana format was held in Nur-Sultan. During the meetings, developments on the ground, particularly on the east of the Euphrates and in Idlib as well as the current state of affairs in the political process were discussed.

On February 14, 2019, a trilateral summit was held in Sochi in which President Erdoğan, President Putin and Iranian President Hassan Rouhani participated. During the meeting, the three leaders mainly discussed the current situation in Syria. According to the joint statement released after the meeting, the leaders expressed their determination to stand against separatist agendas and emphasized their strong and continued commitment to the sovereignty, independence, unity and territorial integrity of the Syrian Arab Republic as well as to the purposes and principles of the UN Charter. On September 16, 2019, another trilateral summit was held in Ankara with the participation of Turkish, Russian and Iranian leaders in Astana format. The leaders discussed the situation in northeastern Syria, reviewed the developments since their last meeting, and reiterated their determination to enhance the trilateral coordination in light of their agreements. In a joint statement after the meeting, the Presidents emphasized their strong commitment to the sovereignty, independence, unity and territorial integrity of the Syrian Arab Republic as well as to the purposes and principles of the UN Charter.

On May 14, 2019, Minister Çavuşoğlu met with President of Syrian Negotiation Council Nasr Al-Hariri in İstanbul. Minister Çavuşoğlu stressed that the Syrian Regime’s attacks were flagrant violations of Sochi Memorandum and against Astana spirit. Minister Çavuşoğlu stated that Turkey was close to an agreement on formation of the Constitutional Committee.

On October 9, 2019, the Turkish Armed Forces, together with the Syrian National Army, launched “Operation Peace Spring” against the PKK/YPG and DAESH terrorists in northern Syria. The ultimate goal of the Operation is to ensure the security of Turkey’s borders, to neutralize terrorists in the region and to save the Syrian people from the oppression of terrorists. The Operation is being conducted on the basis of international law, in accordance with Turkey’s right of self-defense under Article 51 of the United Nations Charter and resolutions of the UN Security Council on fight against terrorism.

Turkey has paused Operation Peace Spring after the agreement reached with the U.S. on October 17, 2019. Nearly a 145-kilometer area between Tal Abyad and Ras al-Ayn has been cleared of terrorist organizations and elements to a depth of 30 kilometers.

On October 22, 2019, Turkey and Russia agreed on a memorandum of understanding in terms of combatting terror, ensuring Syria’s territorial integrity and political unity, and facilitating the return of refugees. According to this memorandum of understanding, Turkey and Russia decided not to allow any separatist agenda on Syrian territory.

On December 3, 2019, a quadrilateral meeting on Syria was held in London with the participation of President Erdoğan, British Prime Minister Johnson, French President Macron and German Chancellor Merkel.

Idlib has recently become another flashpoint due to the regime’s and its backers’ attacks against civilians and civilian infrastructure. Idlib had been declared a “de-escalation area” by the Astana guarantors in September 2017, as part of the implementation of the De-Escalation Memorandum signed by said guarantors in Nur-Sultan (formerly Astana) in May 2017. At the Sochi Summit on September 17, 2018, Turkey signed an additional Memorandum, in support of the De-Escalation Memorandum, with the Russian Federation to stabilize the situation in Idlib and to preserve Idlib’s de-escalation area status. The regime’s ceasefire violations throughout 2019 and in early 2020 impeded efforts to fully implement the Memorandum. Since May 2019, more than 2,000 civilians were killed and more than 1.5 million people were displaced towards the Turkish border due to the regime’s air and land attacks. These attacks also destroyed more than 300 civilian facilities, including schools and hospitals. Turkish observation posts established in line with the De-Escalation Memorandum were targeted and some were encircled. For its part, the regime argued that the attacks were carried out to further the goal of combatting terrorism. However, civilian casualties only fueled further radicalization. The renewed conflict triggered a new humanitarian catastrophe, a mass migration flux towards Turkey and beyond, and risked the collapse of the political process.

On February 27, 2020, a Turkish military convoy, which was deployed to reinforce a Turkish observation post as well as some fortifications, was deliberately targeted and Turkey lost 36 soldiers as a result of this attack.

Against this backdrop, Turkey was compelled to take unilateral action in self-defense and launched “Operation Spring Shield” on February 27, 2020. The operation aimed to (i) protect civilians, (ii) ensure the security of the Turkish military servicemen deployed in Idlib, (iii) preserve the de-escalation area status of Idlib, (iv) contribute to the establishment of a nationwide ceasefire as called for by UNSCR 2254, (v) ensure rapid and uninterrupted humanitarian access and (vi) prevent mass displacement movements into Turkey.

During this period, the U.S. Administration and certain prominent Congressmen extended firm and vocal support through statements and social media messages to Turkey’s efforts to restore ceasefire in Idlib and prevent a humanitarian crisis therein.

As a result of President Erdogan’s visit to Moscow on March 5, 2020, Turkey and Russia signed an Additional Protocol to the Sochi Memorandum (September 17, 2018). The protocol established:

(i) A ceasefire regime starting at 00:01 hours on March 6;

(ii) A security corridor 6-km deep to the north and to the south from the M4 highway; and

(iii) Joint Turkish-Russian patrolling along the M4 highway.

With the Protocol, Russia accepted that the targeting of civilians and civilian infrastructure cannot be justified under any pretext. It was also agreed by the two sides that displacement of Syrians should be prevented and return of refugees as well as internally displaced persons should be facilitated. Thus, the Protocol aimed to prevent the humanitarian crisis and migration pressure from gaining a more perilous dimension. Following mil-to-mil talks with Russia on the implementation of the aforementioned Protocol, joint Turkish-Russian patrols on the M4 highway started in March of 2020.

Migration Issues

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. As of March 26, 2020, Turkey has granted temporary protection to almost 3.6 million Syrians (3,586,070). 63,718 of those are residing in temporary accommodation centers. There are currently more than 1 million school-age Syrian children in Turkey and almost 685,000 of them can attend school. Since 2011, the number of polyclinic services provided to Syrians has reached over 66 million, while those receiving in-patient treatment exceeded 2.3 million. Almost 2 million surgeries were conducted on Syrians and over 526,000 Syrians babies were born in Turkey.

In addition to Syrians, there are over 320,000 persons from different nationalities in Turkey seeking international protection.

The Republic played an important role during the Global Refugee Forum which took place on 16-18 December 2019 in Geneva. The Forum was co-chaired by President Erdoğan.

China

On July 2, 2019, President Erdoğan paid an official visit to China and met with the Chinese President Xi Jinping. President Erdoğan highlighted in his statement that the two countries agreed on strengthening bilateral relations in all areas with a strategic and long-term perspective. President Erdoğan added that strengthening Turkey-China relations will greatly contribute to regional and global stability.

Minister Çavuşoğlu officially announced Turkey’s “Asia Anew” initiative on August 5, 2019 in Ankara. Turkey’s vision in this initiative is to refocus on the Asian continent and boost mutually beneficial political, economic, commercial, educational, scientific, social and cultural cooperation with Asian partners by taking into account sub-regional economic and cultural differences and without prejudice to her strategic NATO and EU vocation. In this respect, Turkey attaches importance to bilateral relations and regional cooperation with China within the framework of the “Asia Anew” initiative.

Libya

Turkey has intensified its efforts for a peaceful resolution of the conflict in Libya and continued to promote an inclusive, UN-facilitated political solution to the conflict. From the very beginning of the aggression against the legitimate Government of National Accord in Libya, Turkey tried to create a conducive atmosphere to revitalize a Libyan-led, Libyan-owned political process under United Nations’ auspices. With this understanding, Turkey has supported and actively contributed to UN-led initiatives, including Berlin Process to find a sustainable solution in Libya.

On November 27, 2019, the Turkish Government and Libya’s United Nations-recognized Government of National Accord signed two memoranda of understanding, namely the “Memorandum of Understanding on Delimitation of the Maritime Jurisdiction Areas in the Mediterranean” and the “Memorandum of Understanding on Security and Military Cooperation”. “Memorandum of Understanding on Delimitation of Maritime Jurisdiction Areas in the Mediterranean” was ratified in the Parliament on December 5, 2019 and was published in the Official Gazette on December 7, 2019. The MoU entered into force on December 8, 2019. “Memorandum of Understanding on Security and Military Cooperation” was ratified on December 25, 2019, and was published in the Official Gazette on December 26, 2019. The “Memorandum of Understanding on Security and Military Cooperation” is based on the Memorandum of Understanding Regarding Military Training Cooperation between Turkey and Libya dated April 4, 2012. The Memorandum provides a ground to develop cooperation between the two countries, and it shall be applied in security and military fields. Upon the request of Libya’s United Nations-recognized Government of National Accord, on December 30, 2019, Turkish Parliament authorized the Turkish Government on January 2, 2020 to send troops to Libya.

On January 8, 2020, President Erdoğan and President Putin of the Russian Federation called upon all parties in Libya to stop hostilities as of January 12, 2020 and immediately come together at the negotiating table. With the encouragement of Turkey, the legitimate Government of National Accord of Libya signed the joint ceasefire agreement in Moscow on January 13, 2020, while the leader of the so-called “Libyan National Army” refused to sign it. However, a conditional January 12 truce ensured relative stability on the ground then and created a conducive atmosphere for the Berlin Summit to convene.

On January 19, 2020, an international summit was held in Berlin to support the United Nations’ efforts to implement a lasting ceasefire and launch a political process in Libya. President Erdoğan, attended the summit.

Energy Issues

The inauguration ceremony of the European Connection of Trans-Anatolian Pipeline Project (TANAP) was held on November 30, 2019 in Edirne, Turkey. The TANAP Project is the backbone of the Southern Gas Corridor that will allow Europe further diversify its natural gas supplies and routes. The 1,850 km-long TANAP Project carries Azerbaijani gas to Turkey, and this gas will flow via Turkey to Europe. While Turkey receives 6 billion cubic meters (bcm) of natural gas, an additional 10 bcm will be transferred to the EU upon completion of the Trans Adriatic Pipeline.

ECONOMIC DEVELOPMENTS

In the fourth quarter of 2019, nominal GDP was TL 1,190 billion.

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices and expressed in percentages) for the periods indicated:

GDP by Type of Economic Activity (in %)*		2019 Q1	2019 Q2	2019 Q3	2019 Q4
1.	A- Agriculture, forestry and fishing	2.9	4.6	11.5	5.9
2.	BCDE- Industry	23.5	23.4	20.7	21.9
3.	F- Construction	6.0	5.4	4.9	5.5
4.	GHI- Services	23.2	23.8	23.9	24.9
5.	J- Information and communication	2.4	2.4	2.1	2.9
6.	K- Financial and insurance activities	3.6	3.9	3.0	2.5
7.	L- Real estate activities	7.4	6.8	6.2	6.5
8.	MN- Professional, administrative and support service activities	5.1	5.2	4.8	5.5
9.	OPQ- Public administration, education, human health and social work activities	14.2	12.7	11.3	11.6
10.	RST- Other service activities	2.2	1.9	1.7	2.3
11.	Sectoral total	90.6	90.1	90.1	89.5
12.	Taxes-Subsidies	9.4	9.9	9.9	10.5
13.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (in the chain linked volume index and expressed in percentages) for the periods indicated:

GDP growth rates (in %)	Q1	Q2	Q3	Q4
2019	-2.3	-1.6	1.0	6.0

Source: TURKSTAT

In March 2020, CPI increased by 0.57% and domestic PPI increased by 0.87% compared to the previous month. In March 2020, the Republic’s annual CPI and domestic PPI increased by 11.86% and 8.50%, respectively, as compared to the same month of the previous year.

On March 25, 2020, the Government offered an interest rate of 10.94% for its 574-day TRY denominated fixed coupon Government Bond, compared to 19.39% for its 504-day TRY denominated fixed coupon Government Bond on March 27, 2019.

On November 13, 2019, the Government offered an interest rate of 12.54% for its 6-year domestic fixed coupon bond issuance.

The calendar adjusted industrial production index increased by 7.9% in January 2020 compared to the same month of the previous year.

The following table indicates unemployment figures for the periods indicated:

2019	Unemployment rate (in%)	Number of unemployed
March	14.1	4,544,000
April	13.0	4,202,000
May	12.8	4,157,000
June	13.0	4,253,000
July	13.9	4,596,000
August	14.0	4,650,000
September	13.8	4,566,000
October	13.4	4,396,000
November	13.3	4,308,000
December	13.7	4,394,000

Source: TURKSTAT

As of February 29, 2020, an amount of TL 342.5 billion has been disbursed under the Credit Guarantee Fund. As of February 2020, total payments of TL 906.9 million for the Credit Guarantee Fund from budget allocations during the 2020 calendar year have been realized.

In 2019, annual credit growth was realized as 10.92%. As of February 29, 2020, the credit growth year-to-date was 14.49% compared to the same period in 2019.

On September 30, 2019, the New Economy Program covering the 2020-2022 period (the “2020-2022 New Economy Program”) was announced. The main objectives of the 2020-2022 New Economy Program are to maintain and enhance gains in price stability, financial stability, current account balance, and the transformation in manufacturing and exports with a value-add perspective. The 2020-2022 New Economy Program sets a central government budget deficit target of 2.9% of GDP by the end of 2020, 2.9% of GDP by the end of 2021 and 2.6% of GDP by the end of 2022. In the 2020-2022 New Economy Program, the Government announced that the real GDP growth target is 5% for 2020, 5% for 2021 and 5% for 2022. The central government primary balance to GDP ratio target is a 0% surplus for 2020, 0% for 2021 and 0.3% for 2022. The general government deficit to GDP ratio target is 2.9% for 2020, 2.9% for 2021 and 2.6% for 2022. The EU defined general government debt to GDP ratio target is 33.2% for 2020, 32.5% for 2021 and 32.3% for 2022. The current account deficit to GDP ratio target is 1.2% for 2020, 0.8% for 2021 and 0% for 2022. The domestic savings to GDP ratio target is 27% for 2020, 28.5% for 2021 and 30.6% for 2022. The CPI inflation target is 8.5% for 2020, 6% for 2021 and 4.9% for 2022. The unemployment target is 11.8% for 2020, 10.6% for 2021 and 9.8% for 2022.

TOURISM

In February 2020, the number of foreign visitors visiting the Republic increased by 3.76% to 1,733,112 people as compared to the same month in 2019. In 2019, the number of foreign visitors visiting the Republic increased by approximately 14.11% to 45,058,286 people as compared to 2018. According to the Turkish Statistical Institute, in the fourth quarter of 2019, tourism revenues increased by 20.6% compared to the same period of 2018.

EMPLOYMENT AND WAGES

In 2019, total civilian employment was 28.08 million of whom approximately 18.2% were employed in agriculture, 19.8% in industry, 5.5% in construction and 56.5% in services sectors. In 2019, the labor force participation rate was at 53.0%, which represented a 0.2 percentage point decrease compared to 2018.

As of February 2020, the total asset value of the Unemployment Insurance Fund amounted to TL 131.6 billion. As of February 2020, 93.07% of the Unemployment Insurance Fund was invested in bonds and 6.93% of the assets were held in deposits.

As of January 2020, there were 409 pension funds offered to the public. As of January 2020, the total net asset value of these funds increased to TL 133.8 billion from TL 127.7 billion in December 2019.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In February 2020, the trade balance (according to provisional data) posted a deficit of U.S.$2.981 billion with a 72.0% increase compared with February 2019. In February 2020, total goods imported (c.i.f.), including gold imports, increased by 9.8% to approximately U.S.$17.634 billion, as compared to approximately U.S.$16.057 billion during the same period in 2019. In February 2020, the import of capital goods, which are used in the production of physical capital, decreased by 6.7% over the same period in 2019; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by 10.8% over the same period in 2019; and the import of consumption goods increased by 30.1% over the same period in 2019. In February 2020, total goods exported (f.o.b.), increased by 2.3% to approximately U.S.$14.653 billion, as compared to approximately U.S.$14.323 billion during the same period of 2019.

According to provisional data, foreign direct investment inflows into Turkey amounted to U.S.$765 million in January 2020.

The following table summarizes the balance of payments of Turkey for the period indicated:

in millions of U.S. Dollars	January 2020
CURRENT ACCOUNT	-1,804
Trade Balance	-3,245
Goods Exports	14,917
Goods Imports	18,162
Services	1,586
Primary Income	-340
Secondary Income	195
CAPITAL ACCOUNT	-8
FINANCIAL ACCOUNT	1,696
Direct Investment (net)	-765
Portfolio Investment (net)	1,222
Assets	575
Liabilities	-647
Other Investment (net)	1,239
Assets	1,957
Liabilities	718
RESERVE ASSETS	-2,934
NET ERRORS AND OMISSIONS	574

Source: Central Bank

In December 2019, the volume of crude oil imports increased by 14.32% compared to December 2018. In December 2019, natural gas imports decreased by 10.51% to 5,416.19 million cubic meters compared to 6,052.56 million cubic meters in December 2018. In December 2019, liquefied petroleum gas imports increased by 15.50% to 242,913.970 tons compared to 210,321.970 tons in December 2018.

As of January 2020, total gross international reserves were U.S.$141,661.50 million (compared to U.S.$135,570.60 million as of January 2019). As of January 2020, gold reserves were U.S.$27,520 million (compared to U.S.$20,416 million as of January 2019) and the Central Bank gross foreign exchange reserves were U.S.$74,947 million as of January 2020 (compared to U.S.$76,365 million as of January 2019).

As of February 2020, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank, to be approximately U.S.$36,739 million (compared to approximately U.S.$31,825 million as of February 2019). As of February 2020, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$18,147 million (compared to approximately U.S.$13,709 million as of February 2019).

As of March 30, 2020, the Central Bank held approximately TL 78,623 billion in public sector deposits.

MONETARY POLICY

The inflation target for 2020 is 5%, with a 2 percentage points uncertainty band in both directions.

On March 31, 2020, the Central Bank foreign exchange buying rate for U.S. Dollars was TL 6.5696 per U.S. Dollar.

The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, euro, and Japanese Yen and against the U.S. Dollar-euro currency basket:

Period-End Exchange Rates

2019**
Turkish Lira per U.S. Dollar	5.94
Turkish Lira per euro	6.66
Turkish Lira per 100 Japanese Yen	5.46
Turkish Lira per Currency Basket*	6.30

*	The basket consists of U.S.$0.5 and €0.5.

**	As of December 31, 2019.

Source: Central Bank

On January 16, 2019, the Monetary Policy Committee (the “Committee”) decided to keep the policy rate (one week repo auction rate) constant at 24%. The Committee stated that recently released data suggests that the rebalancing trend in the economy has become more noticeable, and external demand maintains its strength while a slowdown in economic activity continues, partly due to tighter financial conditions. Accordingly, the Committee decided to maintain the tight monetary policy stance until inflation outlook displays a significant improvement.

On January 18, 2019, the Central Bank held an Extraordinary General Assembly Meeting. An amendment was made to the Articles of Association of the Central Bank, allowing the General Assembly to convene within three months following the end of the respective accounting period each year. In addition, an advance dividend was decided to be paid and, accordingly, the distribution of TL 33.7 billion to shareholders began in accordance with the related legislation.

On January 18, 2019, the Central Bank decided to exclude deposits/participation funds of official institutions from the liabilities subject to reserve requirements.

On February 16, 2019, the Central Bank reduced Turkish Lira reserve requirement ratios by 100 basis points for deposits and participation funds with maturities up to 1-year and for other liabilities with maturities up to (and including) 3-year, and by 50 basis points for all other liabilities subject to reserve requirements. In addition, the Central Bank increased the upper limit of the facility of holding standard gold, which is converted from wrought or scrap gold collected from residents, from 5% to 10% of Turkish Lira reserve requirements.

On March 6, 2019, the Committee decided to keep the policy rate (one week repo auction rate) constant at 24%. The Committee stated that recently released data shows that the rebalancing trend in the economy has become more noticeable, and external demand maintains its relative strength while economic activity displays a slow pace, partly due to tight financial conditions. The Committee also stated that while developments in import prices and domestic demand conditions have led to some improvement in the inflation outlook, risks on price stability continue to prevail. Accordingly, the Committee has decided to maintain the tight monetary policy stance until the inflation outlook displays a significant improvement.

On April 5, 2019, the Central Bank revised the monthly maximum contractual interest rate for the credit card borrowings as 2.15% for the Turkish Lira and 1.72% for foreign exchange transactions, whereas the monthly maximum overdue interest rate became 2.65% for the Turkish Lira and 2.22% for foreign exchange transactions.

On April 25, 2019, the Committee decided to keep the policy rate (one week repo auction rate) constant at 24%. The Committee stated that recently released data shows that the rebalancing trend in the economy has continued, and external demand maintains its relative strength while economic activity displays a slow pace, partly due to tight financial conditions. The Committee also stated that while developments in domestic demand conditions have led to some improvement in inflation indicators, higher food and import prices and the elevated course of inflation expectations point to continued risks to price stability. Accordingly, the Committee has decided to maintain the tight monetary policy stance until inflation outlook displays a significant improvement.

On May 9, 2019, the Central Bank increased reserve requirement ratios for foreign exchange liabilities by 100 basis points for all maturity brackets. In addition, the Central Bank decreased the upper limit for the foreign exchange maintenance facility within the reserve option mechanism to 30% from 40%.

On May 27, 2019, the Central Bank increased reserve requirement ratios for foreign exchange deposits/ participation funds by 200 basis points for all maturity brackets to support financial stability.

On June 12, 2019, the Committee decided to keep the policy rate (one week repo auction rate) constant at 24%. The Committee stated that recently released data shows that the rebalancing trend in the economy has continued, external demand maintains its relative strength while economic activity displays a slow pace, partly due to tight financial conditions. The Committee also stated that developments in domestic demand conditions and the tight monetary policy support disinflation. Accordingly, the Committee has decided to maintain the tight monetary policy stance to contain risks to the pricing behavior and to reinforce the disinflation process.

On June 17, 2019, the Central Bank decided to provide Primary Dealer banks with a liquidity facility within the framework of open market operations to support the Primary Dealership System in view of its contributions to the deepening of financial markets and the effectiveness of monetary policy. The interest rate to be applied to the facility has been set at 100 basis points below the Central Bank’s policy interest rate.

On June 29, 2019, the Central Bank revised the monthly maximum contractual interest rate for the credit card borrowings as 2.00% for the Turkish Lira and 1.60% for foreign exchange transactions, whereas the monthly overdue interest rate would be 2.40% for Turkish Lira and 2.00% for foreign exchange transactions, to be effective from July 1, 2019.

With a decree published in Official Gazette No.30823 dated July 6, 2019, Mr. Murat Uysal has been appointed as a new Governor of the Central Bank of the Republic of Turkey.

On July 25, 2019, the Committee decided to reduce the policy rate (one-week repo auction rate) from 24% to 19.75%. The Committee stated that recently released data indicated a moderate recovery in the economic activity. The Committee also stated that goods and services exports continue to display an upward trend despite the weakening in the global economic outlook, indicating improved competitiveness. The Committee added that strong tourism revenues support the economic activity through direct and indirect channels and looking forward, net exports are expected to contribute to the economic growth and the gradual recovery is likely to continue with the help of the disinflation trend and the partial improvement in financial conditions. The Committee further stated that current account balance is expected to maintain its improving trend. The Committee noted that in the second quarter, inflation displayed a significant fall with contribution from a deceleration in unprocessed food and energy prices and domestic demand conditions as well as a tight monetary policy continuing to support disinflation. The Committee added that underlying trend indicators, supply side factors, and import prices lead to an improvement in the inflation outlook. The Committee assesses that maintaining a sustained disinflation process is the key for achieving lower sovereign risk, lower long-term interest rates, and stronger economic recovery. All in all, the Committee stated that the extent of the monetary tightness will be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process and the Central Bank will continue to use all available instruments in pursuit of the price stability and financial stability objectives.

On August 5, 2019, the Central Bank announced that with the aim of enhancing flexibility in Turkish Lira and FX liquidity management, Turkish Lira currency swap transactions, which are currently executed with 1 week maturity via quotation method in the Turkish Lira Currency Swap Market, will also be executed with 1, 3 and 6 month maturities via the traditional auction (multiple-price) method.

On August 19, 2019, the Central Bank decided to change the ratio of and the remuneration applied to required reserves. Accordingly, the reserve requirement ratios for Turkish Lira liabilities and the remuneration rates for Turkish Lira-denominated required reserves are linked to the annual growth rates of the total of banks’ Turkish Lira-denominated standardized cash loans and cash loans under close monitoring, excluding foreign currency-indexed loans and loans extended to banks. For banks whose loan growth is between 10% and 20% (reference values), the reserve requirement ratios for Turkish Lira liabilities in all maturity brackets excluding deposits and participation funds with 1-year or longer maturity (excluding deposits/participation funds obtained from banks abroad) and other liabilities with longer than 3-year maturity (including deposits/participation funds obtained from banks abroad), will be set at 2%. The reserve requirement ratios for other banks are left unchanged. Additionally, the current remuneration rate of 13% applied to Turkish Lira-denominated required reserves, is set at 15% for banks with a loan growth between the reference values and at 5% to others. Under the new arrangement, loan growth rates will be calculated in each reserve requirement period and the banks whose loan growth is between the reference values will be subject to the related reserve requirement ratios and remuneration rates in the next three-months (six reserve requirement periods).

On September 12, 2019, the Committee decided to reduce the policy rate (one-week repo auction rate) from 19.75% to 16.50%. The Committee stated that recently released data indicate that moderate recovery in economic activity continues. The Committee also stated that the inflation outlook continued to improve. The Committee indicated that in August, consumer inflation displayed a significant fall with the contributions of core goods, energy and food groups. The Committee added that domestic demand conditions and the level of monetary tightness continue to support disinflation. It also stated that underlying trend indicators, supply side factors, and import prices lead to an improvement in the inflation outlook. The Committee also indicated that the extent of the monetary tightness will be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process.

On September 20, 2019, the Central Bank announced that, in order to support financial stability, reserve requirement ratios for FX deposits/participation funds would be increased by 100 basis points for all maturity brackets. It stated that as a result of these revisions approximately U.S.$2.1 billion of FX liquidity would be withdrawn from the market. The revised ratios have been effective from the calculation period of September 20, 2019 with the maintenance period having started on October 4, 2019.

On September 28, 2019, the Central Bank revised the monthly maximum contractual interest rate for credit card borrowings to 1.60% for the Turkish Lira and 1.28% for foreign exchange transactions, whereas the monthly maximum overdue interest rate will be 2.00% for the Turkish Lira and 1.68% for foreign exchange transactions, effective October 1, 2019.

On October 1, 2019, the Central Bank announced that a Foreign Exchange Gold Swap Market has been opened at the Central Bank to increase the banks’ efficiency in liquidity management.

On October 24, 2019, the Committee has decided to reduce the policy rate (one-week repo auction rate) from 16.50% to 14%. The Committee stated that recently obtained data indicate that moderate recovery in economic activity continues. The Committee added that the inflation outlook continued to improve. The Committee indicated that in September, with the contribution of strong base effects, consumer inflation displayed a significant fall particularly in core goods and food inflation. The Committee also stated that domestic demand conditions and the level of monetary tightness continue to support disinflation, and underlying trend indicators, supply side factors, and import prices lead to an improvement in the inflation outlook. The Committee repeated that the extent of the monetary tightness will be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process.

On November 26, 2019, the Central Bank announced that the swap agreement, which had been signed between the Central Bank of the Republic of Turkey and Qatar Central Bank on August 17, 2018, was amended in a ceremony on November 25, 2019, in Doha. The core objectives of the agreement are to facilitate bilateral trade in respective local currencies and to support financial stability of the two countries. With the swap amendment agreement, the overall limit was increased from the U.S.$3 billion equivalent of the Turkish Lira and the Qatari riyal to the U.S.$5 billion equivalent of the Turkish Lira and the Qatari riyal.

On December 9, 2019, the Central Bank made a revision to the reserve requirements in order to support financial stability and because of the low base effect on loans in 2019. Accordingly, the real change in Turkish Lira cash loans will be taken into account in the calculation of loan growth, the real annual growth rate of loans will be calculated based on the last three-month average of the real cash loan stock values and such calculations will exclude the loans extended to financial institutions, and the real cash loan value will be calculated by dividing the nominal loan amount by the CPI in the relevant period. Banks with a real annual loan growth rate above 15% will be able to benefit from reserve requirement incentives if their adjusted real loan growth rate, which is calculated by deducting the entire real changes in the commercial loans with a two-year and longer maturity and housing loans with a five-year and longer maturity from the numerator of the growth rate formula, is below 15%. Banks with a real annual loan growth rate below 15% will be able to benefit from reserve requirement incentives if their adjusted real loan growth rate, which is calculated by deducting 50% of the real change in retail loans excluding housing loans with a five-year and longer maturity from the numerator of the growth rate formula, is above 5%. Thus, long-term commercial loans that have a strong relation with production and investment, and long-term housing loans that have a weak relation with imports, will be encouraged. Loan growth rates will be calculated for every reserve requirement period and banks with real annual loan growth rates complying with the defined conditions will be subject to related reserve requirement ratios and remuneration rates through the three-month period from December 9, 2019 (i.e., six reserve requirement maintenance periods). The implementation of the revision to the reserve requirements will be valid from the calculation period dated November 29, 2019. The rights of banks, which have earned the right to lower reserve requirement ratios and higher remuneration rates under the previous method as of this calculation period, will be reserved.

On December 12, 2019, the Committee decided to reduce the policy rate (one-week repo auction rate) from 14% to 12%. The Committee stated that it recently obtained data indicating that recovery in economic activity continues. The Committee added that weakness in global economic activity and low levels of global inflation strengthen expectations regarding the continuation of expansionary monetary policies in advanced economies. The Committee also stated that the inflation outlook continued to improve while inflation expectations displayed a wide-spread decline. The Committee repeated that the extent of the monetary tightness will be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process.

On December 28, 2019, the Central Bank announced that, effective as of January 1, 2020, the monthly maximum contractual interest rate for credit card borrowings in Turkish Lira was revised to 1.40% and the monthly maximum overdue interest rate will be

1.70%. The monthly maximum contractual interest rate for credit card borrowings in foreign exchange was revised to 1.12% and the monthly maximum overdue interest rate will be 1.42%.

On December 28, 2019, in order to support financial stability and the real loan growth-linked reserve requirement practice, the Central Bank decided to increase reserve requirement ratios for FX deposits/participation funds by 200 basis points for all maturity brackets and to apply these ratios 200 basis points lower for banks that comply with the Turkish Lira real loan growth conditions to ensure that these banks are not affected by this increase. As a result, approximately U.S.$2.9 billion of FX liquidity is expected to be withdrawn from the market. The revised ratios are effective from the calculation period commencing December 27, 2019, with the maintenance period starting on January 10, 2020.

On January 16, 2020, the Committee has decided to reduce the policy rate (one-week repo auction rate) from 12% to 11.25%. The Committee stated that it recently obtained data indicating that recovery in economic activity continues. The Committee added that the inflation outlook continued to improve and inflation expectations sustained their wide-spread decline. The Committee repeated that the monetary stance will be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process.

On January 18, 2020, the Central Bank announced that, in order to strengthen the monetary transmission mechanism, support financial stability and bring out gold savings into the economy, within the scope of Reserve Option Mechanism, the upper limit of the facility of holding standard gold was decreased from 30% to 20% of Turkish Lira reserve requirements and the upper limit of the facility of holding standard gold converted from wrought or scrap gold collected from residents was increased from 10% to 15% of Turkish Lira reserve requirements. By decreasing the upper limit of the facility of holding standard gold from 30% to 20% of Turkish Lira reserve requirements, the U.S.$1.7 billion equivalent of liquidity in terms of gold will be provided to the market, whereas TRY 4.5 billion liquidity will be withdrawn from the market. By increasing the upper limit of the facility of holding standard gold converted from wrought or scrap gold collected from residents from 10% to 15% of Turkish Lira reserve requirements, the U.S.$0.3 billion equivalent of liquidity in terms of gold will be withdrawn from the market, whereas TRY 2.0 billion liquidity will be provided to the market. However, the obligation to collect the wrought or scrap gold from residents will cause the effects to appear gradually.

On January 20, 2020, the Central Bank held an Extraordinary General Assembly Meeting in Ankara. At the meeting, the Central Bank decided to pay advance dividends from its profit from the 2019 accounting period and distribute reserve funds from its profit from the 2018 accounting period. Accordingly, and in line with the related legislation, the Central Bank started distributing 35.2 billion Turkish Lira, as advance dividend, and 5.3 billion Turkish Lira, as reserve funds, to shareholders.

On January 30, 2020, as stipulated in Article 42 of the Central Bank Law No. 1211, the Central Bank wrote an open letter to the Government to elaborate on the reasons for the deviation from 2019 year-end inflation from the target and explain the measures already taken, and to be taken, to bring inflation back on track with the target.

On January 30, 2020, the Central Bank released the first-quarter inflation report. The Central Bank kept the inflation forecast for 2020 constant at 8.2% and for 2021 constant at 5.4%. The Central Bank stated that the disinflation process is expected to continue on the back of sustained caution in monetary stance as well as the improvement in expectations.

On February 10, 2020, the Central Bank announced that, effective as of March 1, 2020, fees that banks can charge their commercial clients for products and services, offered under four categories as Commercial Loans, Foreign Trade, Cash Management and Payment Systems, have been limited to 51 items, according to the Communiqué No. 2020/4 on Procedures and Principles Regarding the Fees That Banks Can Charge Their Commercial Clients.

On February 19, 2020, the Committee decided to reduce the policy rate (one-week repo auction rate) from 11.25% to 10.75%. The Committee stated that weakness in global economic activity and low levels of global inflation strengthen expectations regarding the continuation of expansionary monetary policies in advanced economies. The Committee noted that developments in inflation expectations, domestic demand conditions and producer prices have contributed to a mild trend in core inflation indicators. The Committee repeated that the monetary stance will be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process.

On March 7, 2020, the Central Bank introduced some changes in the reserve requirement regulation, in view of the likely impacts of the recent surge in consumer loans on growth composition, inflation and external balance, as well as the increase in loan growth triggered by TL loans that were extended to facilitate early repayment or early restructuring of FX cash loans. Accordingly, banks are able to benefit from reserve requirement incentives under the following conditions: (i) for banks with a real annual loan growth rate above 15%: If their adjusted real loan growth rate, which is calculated by deducting the entire real changes in loans with a longer-than-two-year maturity extended to selected sectors and housing loans with a five-year and longer maturity from the numerator of the growth rate formula, is below 15%, and (ii) for banks with a real annual loan growth rate below 15%: If their adjusted real loan growth rate, which is calculated by deducting 75% of the real change in retail loans excluding housing loans with a five-year and longer maturity and the entire TL loans extended -starting from March 9, 2020 to facilitate early repayment or early restructuring of FX cash loans from the numerator of the growth rate formula, is above 5%. The revisions are effective from the calculation period of March 6, 2020, with the maintenance period starting on March 20, 2020.

On March 17, 2020, the Central Bank held its Monetary Policy Meeting, which was scheduled for March 19, 2020, to discuss the potential economic and financial impacts of COVID-19. The Committee decided to reduce the policy rate (one-week repo auction rate) from 10.75% to 9.75%. The Committee stated that in order to contain negative effects of COVID-19 on the Turkish economy, it is of crucial importance to ensure the healthy functioning of financial markets, the credit channel and firms’ cash flows. The Committee noted that, accordingly, with an aim to support financial stability, the Central Bank will implement a comprehensive set of measures. The Committee added that developments in inflation expectations, domestic demand conditions and producer prices have contributed to a mild trend in core inflation indicators. The Committee repeated that the monetary stance will be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process.

On March 17, 2020, the Central Bank took certain measures in order to contain possible adverse effects of the global uncertainty led by COVID-19 on the Turkish economy. These measures aim at (i) enhancing predictability by providing banks with flexibility in Turkish lira and foreign exchange liquidity management, (ii) offering targeted additional liquidity facilities to banks to secure uninterrupted credit flow to the corporate sector, (iii) boosting cash flow of exporting firms through arrangements on rediscount credits. On March 31, 2020, the Central Bank introduced additional measures to (i) strengthen the monetary transmission mechanism by boosting the liquidity of the Government Domestic Debt Securities market, (ii) enhance banks’ flexibility in Turkish lira and foreign exchange liquidity management, and (iii) secure uninterrupted credit flow to the corporate sector, and broadly support the goods and services exporting firms, which are affected by COVID-19, with an SME-focused approach.

On March 19, 2020, the Central Bank announced that, in consideration of the measures taken against COVID-19, the 88th Ordinary General Assembly Meeting of the Central Bank to be held on March 20, 2020 has been postponed and will be scheduled for a later date.

On March 28, 2020, the Central Bank revised the monthly maximum contractual interest rate for the credit card borrowings as 1.25% for the Turkish Lira and 1.00% for foreign exchange transactions, whereas the monthly overdue interest rate would be 1.55% for Turkish Lira and 1.30% for foreign exchange transactions, to be effective from April 1, 2020.

The Turkish Lira has been depreciating, driven mainly by global sell-off due to COVID-19. Compared to its peer currencies in emerging markets, however, the Turkish Lira has been one of the least depreciating currencies to date this year. While further depreciation of the Turkish Lira may lead to vulnerabilities in the external sector balance, it may, at the same time, improve the export performance as competitiveness would be expected to increase.

The CBRT’s international reserve level, which is approximately U.S.$100 billion, is sufficient for managing short-term risks. The Republic deems it necessary to consider both official reserves and external foreign exchange deposits of the banking system and corporations when evaluating the adequacy of all reserve assets held against external liabilities, due to the typical inclination of households and corporations towards FX deposits in the banking sector. The CBRT aims to strengthen its international reserves and effectively manage its reserves. However, as a result of the implementation of certain monetary and exchange rate policies, short-term fluctuations can be observed in the level of FX reserves. Among these, banks’ use of the FX and gold swap facilities provided by the CBRT has been the main cause of temporary fluctuations in the level of FX reserves. Other factors affecting FX reserves include changes in FX and Turkish Lira required reserve ratios, changes in banks’ free foreign currency accounts, FX sales to energy importing state-owned enterprises, foreign debt and other current foreign exchange transactions carried out on behalf of the Ministry of Treasury and Finance, onshore and offshore FX denominated issuances by the Ministry of Treasury and Finance, export rediscount credit foreign exchange repayments.

BANKING SYSTEM

The banking system in the Republic had a capital adequacy ratio of 18% and a relatively low non-performing loan ratio of 5.20% as of February 2020.

As of February, 2020, the loan to deposit ratio and return on average assets of the banking sector were 109.13% and 0.33%, respectively.

As of March 7, 2020, the RRRs for Turkish Lira deposits/participation accounts were between 1.0% and 4.0% depending on maturity. Furthermore, as of that date, RRRs were 7.0% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 1 and 3 months). For banks that comply with the real loan growth conditions defined in the Communiqué on the Required Reserves published on March 7, 2020, the RRRs for Turkish Lira deposits/participation accounts were between 1.0% and 2.0% depending on maturity and 2.0% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 1 and 3 months) (Please see Monetary Policy section for details on compliance criteria for revised RRR).

On February 26, 2019, Türkiye Emlak Katılım Bankası A.Ş. (Emlak Bank) was granted a banking license by the Banking Regulation and Supervision Agency (BRSA). The Emlak Bank will work as a participation bank and is expected to open branches soon.

On April 22, 2019, Ministry of Treasury and Finance issued 3.7 billion Euro worth of Special Category State Domestic Borrowing Notes (SCN) for on-lending to “Market Stability and Balance Fund (MSBF)”, which is a sub-fund created by Turkish Wealth Fund. The bonds issued to MSBF for conventional banks (T.C. Ziraat Bankası A.Ş., Türkiye Halk Bankası A.Ş., Türkiye Vakıflar Bankası T.A.O., Türkiye İhracat Kredi Bankası A.Ş., and Türkiye Kalkınma ve Yatırım Bankası A.Ş.TurkExim Bank and Turkish Development and Investment Bank) are zero coupon bonds, with 5 years maturity and 4.61% annual compound rate. The bonds issued to MSBF for participation banks (T.C. Ziraat Katılım Bankası A.Ş., Vakıf Katılım Bankası A.Ş.and Emlak BankKatılım) are noninterest bearing bonds, with 5 years maturity.

On May 29, 2019, the BRSA approved the establishment of a new investment and development bank, named Golden Global Yatırım Bankası A.Ş.

On December 18, 2019, the BRSA announced that the total notional amount of banks’ currency swaps, forwards, options and other similar products for non-residents with remaining maturities of seven days or less where at the maturity date and that local banks that pay Turkish Lira and receive foreign exchange in exchange (right way) should not exceed 10% of the bank’s most recently calculated regulatory capital.

On March 19, 2020, the Banks Association of Turkey (“TBB”) announced a set of recommended measures to support economic activities. In the announcement, TBB recommended that banks rapidly evaluate and fulfill the loan requests of corporate firms, SMEs and individual clients by taking into account funding opportunities and credit limits, improve credit access opportunities and conditions, keep credit channels open, provide flexibility in terms of maturity, repayment, installment payments and collateral requirements, and finalize restructuring requests in a short period of time.

On March 28, 2020, the CBRT announced that, effective April 1, 2020, the monthly maximum contractual interest rate for credit card borrowings would be 1.25% for the Turkish lira and 1.00% for foreign exchange transactions, whereas the monthly maximum overdue interest rate will be 1.55% for the Turkish lira and 1.30 % for foreign exchange transactions. Maximum interest rates for credit cards will no more be announced for three-month periods, but will remain in effect until the introduction of any change.

PUBLIC FINANCE AND BUDGET

From January to February 2020, the central government consolidated budget expenditures were approximately TL 194.2 billion (compared to TL 175.6 billion during the same period of 2019), the central government consolidated budget revenues were approximately TL 208.3 billion (compared to approximately TL 163.9 billion during the same period of 2019), the central government consolidated budget surplus was approximately TL 14.1 billion (compared to a deficit of approximately TL 11.7 billion during the same period of 2019), and the central government consolidated budget primary surplus was approximately TL 41.0 billion (compared to a surplus of approximately TL 10.3 billion during the same period of 2019).

In February 2020, the central government consolidated budget expenditures were approximately TL 93.5 billion (compared to approximately TL 83.7 billion during the same month of 2019), the central government consolidated budget revenues were approximately TL 86.1 billion (compared to approximately TL 67.0 billion during the same month of 2019), the central government consolidated budget deficit was approximately TL 7.4 billion (compared to a deficit of approximately TL 16.8 billion during the same month of 2019), and the central government consolidated budget primary surplus was approximately TL 6.8 billion (compared to a deficit of approximately TL 2.1 billion during the same month of 2019).

A central government budget deficit to GDP ratio of 3% is expected through the New Economy Program (2020-2022) that was announced on September 30, 2019. In 2019, central government budget deficit to GDP ratio was realized as 2.9%.

The following table sets forth the details of the central government budget for the periods indicated:

Central Government Budget (In Thousands of TL)	January- February 2020 (cumulative)	February 2020
Budget Expenditures	194,167,670	93,498,766
1-Excluding Interest	167,259,951	79,336,321
Compensation of Employees	52,142,661	22.920.361
Social Security Contributions	8,808,993	3,890,770
Purchase of Goods and Services	11,609,725	7,531,754
Current Transfers	74,270,918	37,193,370
Capital Expenditures	12,276,849	3,093,696
Capital Transfers	356,081	336,040
Lending	7,794,724	4,370,330
2-Interest	26,907,719	14,162,445
Budget Revenues	208,306,231	86,136,035
1-General Budget Revenues	201,905,801	81,113,885
Taxes	139,145,192	71,728,728
Property Income	43,645,207	1,147,193
Grants and Aids and Special Revenues	2,998,005	735,485
Interest, Shares and Fines	15,574,820	7,230,591
Capital Revenues	450,090	215,064
Collections from Loans	92,487	56,824
2-Special Budget Institutions	3,669,636	2,663,646
3-Regularity & Supervisory Institutions	2,730,794	2,358,504
Budget Balance	14,138,561	-7,362,731
Balance Excluding Interest	41,046,280	6,799,714

Source: Ministry of Treasury and Finance

A decree and a communiqué amending Decree No. 32 on Protection of the Value of Turkish Currency (published in the Official Gazette dated August 11, 1989, No. 20249) issued by the Council of Ministers under the Law No. 1567, and the Communiqué No. 2008-32/34 on Decree No. 32 on Protection of the Value of Turkish Currency (published in the Official Gazette dated February 28, 2008 and numbered 26801), was published in the Official Gazette dated January 25, 2018. The Communique No. 2008-32/34 was revised on October 6, 2018, and on November 16, 2018. Additionally, the Capital Movements Circular of the Central Bank of Turkey was amended. Those amendments, which introduce new provisions regarding the utilization of foreign exchange loans of Turkish residents, became effective on May 2, 2018. With the new restrictions, real sector enterprises’ borrowings in foreign currency are to be determined according to their revenues in foreign currency. While the enterprises which do not generate revenues denominated in foreign currency are forbidden from borrowing in foreign currency (certain exceptions may apply), those having foreign currency revenues are allowed to borrow in foreign currency with some limitations. Further, the new amendment forbids Turkish households from taking out foreign currency indexed loans.

On October 31, 2018, the Minister of Treasury and Finance announced a wide range of tax cuts effective from November 1, 2018 until the end of 2018. Special consumption tax on cars with less than 1600cc engines decreased by 15 percentage points and special consumption tax on white goods was removed. VAT rates on commercial vehicles cut to 1% from 18% and on furniture to 8% from 18%. The reduction in the cost of title deeds, which was initially announced on May 5, 2018 was extended until the end of the year. On December 31, 2018, the Minister of Treasury and Finance announced the extension of these tax cuts until the end of March 2019. On March 21, 2019, tax cuts on cars, commercial vehicles and home appliances were extended until June 30, 2019.

On October 24, 2019, Justice and Development Party submitted a new draft law to the parliament for regulations on the tax system. The draft law proposes new valuable house taxes and accommodation taxes. If the draft law passes, 0.3%, 0.6%, and 1% tax will be applied on houses worth between 5-7.5 million Turkish Liras, 7.5-10 million Turkish Liras and over 10 million Turkish Liras respectively. The draft law also offers to raise the maximum income tax and the stoppage collected from athlete’s revenues, and to lift the tax exception on referees.

Following Parliamentary negotiations that took place in October, November, and December of 2019, the final 2020 Budget Law was approved in the parliament on December 21, 2019 and published in the Official Gazette on December 31, 2019.

According to Presidential Decree No. 1908, dated December 25, 2019, Turkey will establish a mortgage financing firm named Birleşik ipotek Finansmani A.Ş., which will have an initial capital of TL 10 million. The Treasury will have a 5% stake and transfer TL 500,000 in line with its stake as founding capital.

PRIVATIZATION

The privatization implementations of Turkey amounted to approximately U.S.$115.97 million in 2019 and approximately U.S.$8.9 million in 2020 as of April 6, 2020.

The following table sets out a summary of the most significant privatization implementations completed since 2018:

Name of The Company or Asset	Date of Privatization	Amount (U.S. Dollars)
EÜAŞ - Menzelet ve Kılavuzlu HES	3/9/2018	335,004,857
T. Şeker Fabrikaları - Turhal Şeker Fabrikası	6/7/2018	123,440,720
T. Şeker Fabrikaları - Çorum Şeker Fabrikası	6/25/2018	112,156,679
T. Şeker Fabrikaları - Afyon Şeker Fabrikası	8/17/2018	125,038,805

Note: Only privatizations worth U.S.$100 million or more are listed above.

Total privatization proceeds realized by the Turkish Privatization Administration since 1986 amounted to approximately U.S.$70.36 billion as of April 6, 2020.

As of December 30, 2019, the Privatization Administration of Turkey issued separate tenders to privatize 28 sugar factories.

DEBT

On October 31, 2019, the Ministry of Treasury and Finance published the 2020 financing program based on the 2020-2022 New Economy Program projections. According to the financing program, the total amount of debt service in 2020 is projected to be TL 352.1 billion, comprising of payments of TL 222.6 billion in principal and TL 129.4 billion in interest. Total domestic debt service is expected to be TL 287.0 billion while total external debt service is expected to be TL 65.1 billion.

On the external financing front, the Ministry of Treasury and Finance plans to raise U.S.$9.0 billion in equivalent external funding in 2020 through bond issuances in international capital markets.

The Central Government’s total domestic debt stock was approximately TL 786.0 billion as of the end of February 2020, compared to approximately TL 615.2 billion as of the end of February 2019.

In February 2020, the average maturity of the Republic’s domestic cash borrowing was 30.3 months, as compared to 33.0 months in February 2019. The average annual interest rate on domestic cash borrowing (including discounted treasury bills/government bonds) on a compounded basis was 9.62% in February 2020, compared to 16.15% in February 2019. The Monetary and Exchange Rate Policy for 2020 document dated December 5, 2019 states that the open market operations portfolio, which was set at TL 18.9 billion nominal for 2019, will be set at a maximum of 5% of the CBRT analytical balance sheet total assets for 2020.

The total gross outstanding external debt of the Republic was approximately U.S.$436,921 million (at then-current exchange rates) at the end of 2019.

The following table summarizes the gross external debt profile of the Republic (at period end):

Gross External Debt Profile (in millions of U.S. Dollars)	2019 Q1	Q2	Q3	Q4
GROSS EXTERNAL DEBT	449,215	440,194	432,961	436,921
SHORT-TERM	118,047	118,423	118,156	123,594
Public Sector	24,443	23,408	22,486	21,781
Central Bank	5,898	6,492	6,397	8,413
Private Sector	87,706	88,523	89,273	93,400
LONG-TERM	331,168	321,771	314,805	313,327
Public Sector	122,652	120,886	120,403	132,976

Gross External Debt Profile (in millions of U.S. Dollars)	2019 Q1	Q2	Q3	Q4
Central Bank	8	8	8	8
Private Sector	208,507	200,877	194,395	180,343

Source: Ministry of Treasury and Finance

Since 2003, the Republic’s strategic benchmarking policy, together with high growth rates and prudent fiscal policies, has helped to mitigate the risk exposure of its debt portfolio. For 2020, the Republic’s primary pillars of borrowing strategies are:

●	to borrow mainly in Turkish Lira;

●	to borrow in foreign currencies in addition to the U.S. Dollar in international markets for the purpose of market diversification;

●	to keep the share of debt maturing within 12 months and the share of debt stock with interest rate refixing period of less than 12 months at a certain level, by taking into account appropriate instrument and maturity composition to optimize interest payments; and

●	to keep a certain level of cash reserve in order to reduce the liquidity risk associated with cash and debt management.

The Republic prepares its domestic and external borrowing programs by factoring in these strategies. By implementing a strategic benchmarking policy, the sensitivity of Treasury’s debt portfolio to risks associated with foreign exchange, interest rate and liquidity have been significantly reduced. The Republic has also strengthened its debt sustainability.

The Republic’s gross debt to GDP ratio of 32.4%, which increased by 2.0 percentage points in the second quarter of 2019 compared to 2018 is relatively lower than those of its peers in emerging markets, suggesting that the Republic possesses some fiscal space. The Republic also maintains a large cash balance to cover its financing needs. As of April 7, 2020, the Republic’s cash account with the CBRT stood at TL 97.7 billion. As of year-end 2019, it was TL 66.0 billion.

COVID-19 has clearly negatively affected and will continue to negatively affect growth globally. In order to support the Turkish economy and mitigate the impacts of COVID-19, the Turkish government has announced a stimulus package, the “Economic Stability Shield,” which primarily consists of an increase to the Credit Guarantee Fund limit, tax cuts in various sectors, payment deferrals, short work allowances and increased pension payouts. Such supporting economic activities are expected to contribute to recovery in growth and prevent permanent deterioration both fiscally and to debt stock.

On the other hand, prolonged use of COVID-19-related supporting measures, such as the postponement of collection of certain taxes, extension of credit guarantee schemes, and subsidized loans may lead to a possible decline in government revenues for the Republic or an increase in public sector spending. This may pose a risk of increase in the planned amount of borrowing and a rise in the Turkey’s gross public debt to GDP ratio.

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Turkey for the periods indicated:

	2014	2015	2016	2017	2018	2019
Nominal GDP (in billions of TL)	2,044	2,339	2,608	3,110	3,724	4,280
Real GDP Growth (%)	5.2	6.1	3.2	7.5	2.8	0.9
Unemployment (%)	9.9	10.3	10.9	10.9	11.0	13.7
Consumer Price Index (%)	8.17	8.81	8.53	11.92	20.30	11.84
Domestic Producer Price Index (%)	6.36	5.71	9.94	15.47	33.64	7.36
Current Account Balance (in millions of U.S. Dollars)	-38,848	-27,314	-26,849	-40,584	-20,745	8,022
Program Defined Public Sector Budget Primary Balance/GDP (%)	0.5	0.6	-0.6	-1.0	-2.4	-3.5	*
Central Government External Debt Stock (in millions of U.S. Dollars)	85,163	81,738	82,615	90,241	91,245	96,392
Public Sector Borrowing Requirement/GDP (%)	0.5	0.0	1.0	1.8	2.5	3.2	*

*	2020-2022 New Economy Program target

Sources: TURKSTAT, Central Bank, Ministry of Treasury and Finance

From February 4, 2020 to March 30, 2020, the Istanbul Stock Exchange National 100 Index (since April 5, 2013 the Istanbul Stock Exchange has carried out its operations under the title of “Borsa Istanbul”) decreased by approximately 28.01%.

DESCRIPTION OF THE REPUBLIC

Turkey has an executive presidential system of government. Since its founding in 1923, Turkey has aligned itself with the west and is a member of numerous international organizations, including the North Atlantic Treaty Organization (“NATO”), the Council of Europe, the World Bank, the International Monetary Fund (“IMF”) and the Organization for Economic Cooperation and Development (the “OECD”). Turkey is also an associate member of the EU and a founding member of the European Bank for Reconstruction and Development (the “EBRD”).

Since 1980, the Turkish Government has embarked upon a series of market-oriented reforms which, among other things, were designed to remove price controls and reduce subsidies, reduce the role of the public sector in the economy, emphasize growth in the industrial and service sectors, encourage private investment and savings, liberalize foreign trade, reduce tariffs and promote export growth, ease capital transfer and exchange controls and encourage foreign investment, increase the independence of the Central Bank of the Republic of Turkey (the “Central Bank” and “CBRT”) and reform the tax system. Turkey moved towards full convertibility of the Turkish Lira by accepting the obligations of Article VIII of the IMF Articles of Agreement in March 1990. Turkey has undergone an important restructuring process after a 2001 crisis by implementing fundamental fiscal, financial, economic and legal transformation. These reforms include increasing financial liberalization by improving the banking sector, decreasing the public share in the economy via privatization, increasing and improving the regulatory role of the government in the economy, liberalization of energy, communication, education, health and agricultural sectors, and promoting competition and transformation in these sectors. As a result, the Turkish economy achieved striking growth rates. Turkey has developed a market-oriented, highly diversified economy with growing industrial and service sectors, while retaining a prominent agricultural sector that makes the country largely self-sufficient in foodstuffs. According to the Turkstat, in 2018, agriculture, industrial sector and services sector accounted for 5.8%, 22.2% and 61.5% of GDP respectively. The average GDP growth rate during the 2014-2018 period was 4.9%. See “Economy—Services,” “Economy—Principal Industries” and “Economy—Agriculture” for details.

LOCATION, AREA AND TOPOGRAPHY

Turkey, situated at the junction of Europe and Asia, is an important crossroads between Western Europe, the Middle East and Asia. Turkey’s location has been a central feature of its history, culture and politics. Turkey’s land borders extend for more than 2,600 kilometers and are shared with eight countries: Greece and Bulgaria in the west and northwest, Iran in the east, Armenia, Georgia and Azerbaijan in the northeast, and Iraq and Syria in the south.

Turkey’s coastline extends for approximately 7,200 kilometers along the Black Sea in the north, the Aegean Sea in the southwest and the Mediterranean Sea in the south, all of which are connected by the Bosporus, the Sea of Marmara and the Dardanelles.

Turkey has an area of approximately 814,578 square kilometers (inclusive of its lakes), and its topography is varied. Most of the country consists of highland plateau surrounded by mountainous areas which rise toward the east. Climatic conditions differ widely among the regions.

Turkey ranks third in the world in terms of earthquake-related casualties and eighth with regard to the total number of people affected. A significant portion of Turkey’s population and most of its economic resources are located in a first degree earthquake risk zone. Every year, Turkey experiences at least one 5 magnitude earthquake and has experienced a large number of earthquakes in recent years, some quite significant in magnitude, which renders the proper management and coordination of disasters absolutely crucial. In the event of future earthquakes, effects from the direct impact of such events could result in a significant loss of lives and have a material adverse effect on Turkey’s economy.

The 1999 Marmara earthquake marked the turning point in the area of disaster management and coordination and clearly demonstrated the need to reform disaster management, compelling Turkey to establish a single government institution to coordinate and exercise legal authority in cases of disaster and emergencies.

The Turkish Parliament passed Law No. 5902 in 2009 to form the Disaster and Emergency Management Authority (“AFAD”) under the Turkish Prime Ministry and abolish various agencies which previously held jurisdiction over issues of disaster management. After Turkey adopted a presidential system of governance on April 16, 2017 and the new executive presidential system entered into force with the June 24, 2018 elections, Presidential Decree No. 4 which was published in the Official Gazette on July 15, 2018 and AFAD (previously an agency under the office of the Prime Ministry) reformed as an agency under the Ministry of Interior. AFAD works to prevent disasters and minimize disaster-related damages, plan and coordinate post-disaster responses, and promote cooperation among various government agencies.

In this regard, AFAD introduced a novel disaster management model which prioritizes Turkey’s transition from crisis management to risk management – which came to be known as the Integrated Disaster Management System.

In 2012, AFAD published the National Earthquake Strategy and Action Plan 2012-2023. The main objective of this plan is to prevent or reduce the physical, economic, social, environmental and political damages and losses that earthquakes may cause, and to create new earthquake-resistant, safe, prepared and sustainable living environments.

AFAD continues to organize educational activities in order to increase awareness with respect disaster awareness and earthquake preparedness.

POPULATION

According to estimates of the Turkish Statistical Institute (“TURKSTAT”), the population of Turkey was 82,003,882 on December 31, 2018. The annual population growth rate for Turkey in 2018 was 1.3%, compared to an annual growth rate of 1.24% in 2017. Turkey’s population is relatively young compared to other European countries, and the transformation of Turkey’s economy from a largely agricultural economy to an industrial and service-oriented economy has led to an increasingly urban population. In 2018, the median age of the population in Turkey was 32.0, with a median age of 31.4 for males and 32.7 for females. Persons of working age, the age group of 15-64, constituted 65.4% of the total population in 2018.

The largest city in Turkey, with a population of about 15.0 million, is Istanbul, the country’s commercial center. Ankara, the capital city of Turkey, with a population of about 5.5 million is the second largest city. Izmir, with a population of about 4.3 million, is third largest. Other cities with populations in excess of one million are (in alphabetical order) Adana, Antalya, Aydin, Balikesir, Bursa, Denizli, Diyarbakir, Gaziantep, Hatay, Kahramanmaraş, Kayseri, Kocaeli, Konya, Manisa, Mersin, Sakarya, Samsun, Sanlıurfa, Tekirdağ and Van.

In 2018, total employment was 28,738 million, with approximately 18.4% employed in agriculture, 19.7% in industry and 61.8% in services (including construction). The unemployment rate was 11% in 2018. See “Economy—Employment and Wages” for details.

Turkey has made significant progress in improving social welfare over the last decade. Life expectancy increased from an average of 67.4 years in 1990 to an average of 78 years for the period of 2014-2016. The infant mortality rate decreased from 51.5 per thousand live births for the year 1990 to 9.2 per thousand live births for the year 2017. According to the Address Based Population Registration System, the adult literacy rate among individuals aged 6 years and over increased sharply from 80.5% in 1990 to 97% in 2018.

Turkey is constitutionally a secular state. The vast majority of the Turkish population is Muslim. There are very small numbers of non-Muslims in Turkey, including mostly Greek Orthodox, Armenian Christians and Jews. The official language of Turkey is Turkish.

GOVERNMENT ORGANIZATION AND POLITICAL BACKGROUND

Overview

A popular nationalist movement began in Turkey before the turn of the 20th century and gathered momentum in the aftermath of World War I. Turkey was declared a republic on October 29, 1923, upon the abolition of the Sultanate. Mustafa Kemal Ataturk was elected as Turkey’s first President. Ataturk instituted a series of sweeping social reforms that have played a central role in the development of modern Turkey. The Constitution of Turkey (the “Constitution”) was adopted in 1924 and provided for an elected Grand National Assembly (the “Assembly”) to be the repository of sovereign power. Executive authority was vested in the Prime Minister and the Council of Ministers (the “Cabinet”). Changes were made in the legal, political, social and economic structure of Turkey, and Islamic legal codes were replaced by Western ones. Ataturk’s reforms and Western orientation continue to be the dominant ideological element in Turkey today.

Turkey’s current Constitution, which was revised and ratified by popular referendum in 1982, contains a system of checks and balances aimed at ensuring a strong central government and reducing factionalism in the Assembly.

On April 16, 2017, a new constitutional reform package was approved in a public referendum. The constitutional reform package included, among other things, the following changes: giving executive powers to the president and vice presidents while abolishing the post of prime minister, lowering the age of candidacy for parliament from 25 to 18, and increasing the number of parliamentarians from 550 to 600.

The package of constitutional amendments allowed the winner of the presidential election to assume full control of the government and transform the parliamentary system into an executive presidential system. Among the executive presidential system related articles in the constitutional reform package, the article that gives the President the right to have a political party affiliation and the articles related to changes in the judicial system became effective immediately. The new executive presidential system became fully effective after the first parliamentary and presidential elections under the amended constitution were held on June 24, 2018.

The Constitution provides for the Assembly and a President. Both presidential and parliamentary elections will be held every five years on the same date. Pursuant to a 2007 amendment to the Constitution, the President is elected by the absolute majority vote of the public. Prior to this amendment, the President was elected by the Assembly. The President is elected for a five-year term, and can serve a maximum of two terms. Under the new presidential system, the President appoints the members of the Cabinet and the Cabinet, chaired by the President, exercises the executive powers of the Government.

The members of the Assembly are elected for five-year terms. The Constitution provides for a system of proportional representation and forbids the formation of political parties based on class, religion or ethnic identity. The Law No. 2839 provides that parties whose nationwide vote in general elections is less than 10% are not eligible for seats in the Assembly. In the case of an alliance of two or more political parties, the total number of these parties’ votes is taken into consideration to meet the 10% eligibility ratio. In this case, these parties’ votes are not taken into consideration individually.

Significant Events

The Turkish military establishment has historically been an important factor in Turkish government and politics, directly interfering with civilian authority three times since 1959 (in 1960, 1971 and 1980). Each time, the military withdrew after the election of a new civilian government and the introduction of changes to the legal and political systems. On July 15, 2016, a coup d’état was attempted against the Government by a faction within the army that is linked to the terrorist group called Fethullah Terrorist Organization (“FETÖ”). The coup plotters attempted to overthrow the Government by seizing control of several key institutions and buildings in Ankara, Istanbul, and elsewhere, but failed to do so as there was strong public opposition against the coup plotters. During the coup attempt, approximately 250 people were killed and more than 2,200 were injured while many government buildings, including the Turkish Parliament and the Presidential Palace, were damaged. On July 21, 2016, the Parliament approved the declaration of a three-month state of emergency, in line with Article 120 of the Constitution, in order to enable the authorities to take swift and effective action against those responsible for the failed coup, which also resulted in the temporary suspension of the European Convention on Human Rights based on Article 15 of the Convention. On August 7, 2016, several million people gathered in Istanbul for an anti-coup rally organized by the Turkish authorities, showing solidarity and political cohesion against the attempt. The President, Prime Minister and the two leaders of the opposition parties participated in the anti-coup rally. On each of October 3, 2016, January 3, 2017, April 18, 2017, July 17, 2017, October 17, 2017, January 18, 2018 and April 18, 2018 the Parliament approved an extension of the state of emergency, declared after the country’s failed military coup, by a further three months. The State of Emergency has not been extended beyond July 18, 2018.

On July 19, 2016, Turkey filed an official request with the United States for the extradition of Fethullah Gülen, Pennsylvania-based leader of the FETÖ, accused of masterminding the failed coup. On August 2, 2016, Turkey filed a second request for the extradition of Gülen. On August 23, 2016, a delegation from the United States visited Turkey to discuss the extradition with officials from relevant government institutions. On August 24, 2016, U.S. Vice President Biden met with President Erdoğan in Ankara to ease tensions between Turkey and the United States over the extradition Gülen. After the meeting, Vice President Biden stated that the United States had no interest whatsoever in shielding anyone who has done harm to an ally but the United States government needs to meet the legal standard requirement under U.S. law. On another visit to the U.S. by the Turkish delegation in September 2016, relevant Turkey and U.S. counterparts re-exchanged views. Bilateral discussions on this issue are ongoing.

Elections & Executive Powers

The most recent local elections were held on March 31, 2019. According to the official results from the Election Board, AKP and MHP, (“People’s Alliance”) won 49.70% of the votes for the mayoral election (municipality and metropolitan municipality) while CHP and İYİ Party, (“Nation Alliance”) obtained 37.99% of the votes. On May 6, 2019, the Supreme Election Council accepted the AKP’s objection to the local election results in Istanbul, where the AKP lost by a narrow margin, and announced that a re-run election in Istanbul would be held on June 23, 2019. On June 23, 2019, the mayoral candidate for Turkey’s opposition Republican People’s Party’s (CHP), Ekrem Imamoglu, won the re-run election with 54.21% of the votes against AKP’s Binali Yıldırım, the candidate of ruling Justice and Development (AK) Party’s Binali Yıldırım, who received 44.99% votes.

The previous local elections for municipalities were held on March 30, 2014. In these elections, the Justice and Development Party (“AKP”) received 42.87% of the votes cast for the seats in councils of the municipalities. The Republican People’s Party (“CHP”), the Nationalist Action Party (“MHP”) and the Peace and Democracy Party received 26.34%, 17.82% and 4.16% of the votes, respectively.

On May 5, 2016, the Republic’s former Prime Minister Ahmet Davutoglu announced his resignation. On May 22, 2016, the ruling AKP held an extraordinary congress and elected Binali Yıldırım as its new chairman and therefore, as Prime Minister of the Republic. On the same day, President Recep Tayyip Erdoğan accepted the resignation of Prime Minister Ahmet Davutoglu and his cabinet. On May 24, 2016, new Prime Minister Binali Yıldırım formed the 65th Turkish government. Following adoption of the constitutional amendment, on May 21, 2017, President Erdoğan was re-elected as the chairman of the ruling AKP at a party congress and the status of Prime Minister Binali Yıldırım in the party was changed to general vice-president. On July 19, 2017, Prime Minister Binali Yıldırım announced a Cabinet reshuffle, forming the 66th government of the Republic.

The latest general and presidential elections were held on June 24, 2018. According to the official results announced by the Supreme Election Council on July 4, 2018, President Erdoğan won an absolute majority in the presidential election with 52.59% of the vote. The Justice and Development Party (“AKP”) garnered 42.56% of the votes, the Republican People’s Party (“CHP”) garnered 22.65%, the Nationalist Movement Party (“MHP”) garnered 11.10%, the Peoples’ Democratic Party (“HDP”) garnered 11.70%, the Good Party (“IYI”) garnered 9.96%, and other participant political parties and independent candidates garnered 2.03% of votes.

The elections results marked Turkey’s transition to an executive presidential system of government, abolishing the prime ministry post, among other constitutional changes. Statutory Decree No. 703 published on July 9, 2018, abolished some laws on the organizations and functions of some ministries and institutions. Under the decree, Prime Ministry Undersecretariat of Treasury and the Ministry of Finance were consolidated into one ministry and the new ministry was named the “Ministry of Treasury and Finance” and is the agency with the authority to raise funding in international capital markets on behalf of the Republic of Turkey.

In the recently established executive presidential system, the cabinet involves the following ministries: Ministry of Treasury and Finance, Ministry of Justice, Ministry of Interior, Ministry of National Education, Ministry of National Defense, Ministry of Health, Ministry of Energy and Natural Resources, Ministry of Environment and Urbanization, Ministry of Culture and Tourism, Ministry of Youth and Sport, Ministry of Transport and Infrastructure, Ministry of Foreign Affairs, Ministry of Labor, Social Services and Family, Ministry of Agriculture and Forestry, Ministry of Industry and Technology, and Ministry of Trade.

The following table sets forth the composition of the Assembly by total number of seats as of July 25, 2019:

Table 1

Number of Seats
Justice and Development Party	291
Republican People’s Party	139
People’s Democratic Party	62
Nationalist Action Party	49
İYİ Party	39
Felicity Party	2
Turkish Workers Party	2
Democrat Party	1
Grand Unity Party	1
Independent	3
Total	589

Source: The Grand National Assembly of Turkey

Legislation

On May 20, 2016, the Parliament approved a bill that would lift the immunity of deputies from all parties, who faced existing investigations. On June 8, 2016, the related constitutional amendment was published in the Official Gazette. The parliamentary status of two HDP deputies have been removed as they were convicted on terrorism charges, and two other HDP deputies have also lost their seats in the parliament due to “absenteeism” as they have not entered the legislature since October 2016, a month before arrest warrants were issued against them on charges including membership of a terrorist organization and making terrorist propaganda. As of November 4, 2018, 9 deputies including the HDP’s co-chairs have been under arrest over alleged links to terrorist groups including the PKK.

On December 10, 2016, a new constitutional reform package was submitted to the Parliament by the AKP ruling party and the MHP opposition party. The constitutional reform package includes among other things the following changes: giving executive powers to the president and vice presidents while abolishing the post of prime minister, lowering the age of candidacy for parliament from 25 to 18 and increasing the number of parliamentarians from 550 to 600. On December 30, 2016, the constitutional reform package was approved by the Constitutional Committee. The constitutional reform package was approved by the Parliament on January 20, 2017 and approved by the President on February 10, 2017. The constitutional reform package was approved in the public referendum held on April 16, 2017. On April 21, 2017, Turkey’s main opposition party filed a court appeal against the electoral authority’s decision to count unsealed ballot papers in the April 16 referendum as valid. Following an unsuccessful appeal to the Supreme Election Council itself, the Council of State (the highest administrative court in Turkey) rejected the opposition party’s petition to annul the High Election Council’s decision on the referendum results on April 25, 2017. According to the official results announced by the Supreme Election Council, on April 27, 2017, the turnout rate was 85.43%. Supporters of the package had 51.41% of the votes cast and opponents had 48.59% of the votes cast. Among the executive presidential system related articles in the constitutional reform package, the article that gives the President the right to have a political party affiliation and the articles related to changes in the judicial system became effective immediately. The new executive presidential system became fully effective after the first parliamentary and presidential elections under the new constitution were held on June 24, 2018.

Some of the most important changes imposed by the executive presidential system are as follows:

●	Article 77. Parliamentary terms are extended from four to five years. Parliamentary and presidential elections will be held on the same day every five years, with presidential elections going to a run-off if no candidate wins a simple majority in the first round.

●	Article 87. The functions of the Parliament are to: prepare, change, and remove laws; accept international contracts; discuss, increase or decrease budget (on Budget Commission) figures and accept or reject the budget in the General Assembly; appoint seven members of the Council of Judges and Prosecutors (“HSK”); and, exercise other powers in the constitution.

●	Article 104. The President becomes both the head of state and head of government, with the power to appoint and remove ministers and the Vice President. The President can issue decrees based on his executive powers. If legislation is enacted on the same topic about which the President issued an executive order, the decree will become invalid and parliamentary law becomes valid.

●	Article 106. The President can appoint one or more Vice Presidents. If the presidency falls vacant, then presidential elections must be held within forty-five days.

●	Article 116. The President and three-fifths of the Parliament can decide to renew elections. In this case, the enactor also dissolves itself until elections.

●	Article 125. The acts of the President are now subject to judicial review.

The articles related to changes to the judicial system are as follows:

●	Article 146. The President used to appoint one judge from the High Military Court of Appeals, and one from the High Military Administrative Court. As military courts are now abolished, the number of judges in the Constitutional Court is reduced to fifteen from seventeen. Consequently, presidential appointees are reduced to twelve from fourteen, while the Parliament continues to appoint three.

●	The High Council of Judges and Prosecutors is renamed to “Council of Judges and Prosecutors”. The number of members is reduced to thirteen from twenty-two and departments are reduced to two from three. Four members are appointed by the President and seven will be appointed by the Parliament. Council of Judges and Prosecutors candidates will need to get two-thirds, or 400, votes to pass the first round and will need three-fifths, or 360 votes in the second round to become a member of HSK. The other two members, the Justice Minister and Ministry of Justice Undersecretary, remain the same.

Judicial Power

Judicial power in Turkey is exercised by courts whose independence is guaranteed by the Constitution. The Constitutional Court (the “Constitutional Court”) decides issues relating to the form and substance of laws, decrees and rules of the Assembly and matters relating to public officials and political parties. The Constitution Court also examines and adjudicates on the merits of individual applications. The High Court of Appeals is the court of last resort for most civil and criminal matters.

FOREIGN POLICY

“Peace at Home, Peace in the World” has been the guiding principle of the Republic of Turkey’s foreign policy since its foundation in 1923. As a democratic, secular, and economically thriving country located at the center of a strategic and dynamic region, Turkey actively pursues a responsible, constructive, and multidimensional foreign policy. Facing many opportunities and challenges in her neighborhood, Turkey, with its “enterprising and humanitarian foreign policy” seeks to help generate stability, security, and prosperity in its region and beyond.

In pursuit of creating and sustaining peace and prosperity in its region, Turkey aims to further develop its relations with neighboring countries through initiatives towards strengthening political dialogue, economic interdependence, and social-cultural interaction among regional countries. One key element of this policy is the principle of regional ownership, fostering an environment where all regional actors can become part of the solution and agree on a common vision based on their shared interests.

Drawing strength from its increased economic and political capabilities, Turkey has been more actively involved in a wider geography and in a wider set of global issues. Turkey has been developing and strengthening its relations bilaterally as well as with regional organizations in Africa, Asia-Pacific, Latin America, and the Caribbean. With 242 diplomatic missions, Turkey has the fifth largest diplomatic network in the world.

As the world’s 13th (according to purchasing power parity) and Europe’s fifth biggest economy, Turkey actively contributes to global governance efforts at the Group of Twenty (“G-20”) and other multilateral fora. Turkey has also been taking on greater responsibility in global humanitarian and development initiatives. From May 23-24, 2016, Turkey hosted the first-ever UN World Humanitarian Summit in Istanbul. According to the Global Humanitarian Assistance Report, Turkey’s international humanitarian assistance amounted to U.S.$8.07 billion in 2017. The Report also notes that in 2017, Turkey became the largest donor country. Turkey was also the world’s “most generous” humanitarian donor when the ratio of official humanitarian assistance to national income (0.85%) is taken into consideration. Simultaneously, Turkey continues to be the largest refugee hosting country according to UN figures.

Turkey’s official development assistance (“ODA”) was U.S.$8.142 billion in 2017 and reached U.S.$8.6 billion in 2018. These figures also correspond to 0.95% and 1.1% of Turkey’s GDP for 2017 and 2018, respectively, exceeding the UN’s ODA/GNP target of 0.7% for two consecutive years. The Least Developed Countries (“LDCs”) are a priority in Turkey’s development cooperation. Turkey hosts the UN Technology Bank for LDCs, which was inaugurated on June 4, 2018, marking the achievement of the first Sustainable Development Goals (“SDG”) target of 17.8.

Turkey plays a prominent role in peace building and conflict prevention efforts, acting as a mediator or facilitator in various conflicts around the world and spearheading multilateral initiatives. In this regard, Turkey plays a leading role in raising awareness and capacity-building for mediation, by simultaneously co-chairing three distinct mediation-focused initiatives within the UN, Organization for Security and Co-operation in Europe (“OSCE”), Organisation of Islamic Cooperation (“OIC”), by organizing two annual mediation conferences, and by convening the Mediation for Peace Certificate Training Program.

Turkey has been an EU member candidate since 1999 and its accession negotiations began in 2005. Membership is Turkey’s strategic priority and Turkey remains committed to the accession goal. The Turkey-EU Customs Union has been in effect since 1996. The EU is currently Turkey’s biggest trading partner. As a candidate country, Turkey also receives Instrument for Pre-Accession funds from the EU.

Strong commitment to human rights, the rule of law and democracy are the guiding principles advocated by Turkish foreign policy. Turkey gives its full support to the protection, promotion, and effective implementation of fundamental human rights in its surrounding region and beyond, as well as making significant contributions to the international standard-setting activities with respect to human rights.

Turkey is party to the core human rights conventions of the UN and cooperates with the international and regional human rights mechanisms. Turkey is also party to the European Convention on Human Rights and to a large number of protocols and other Council of Europe Conventions, including Protocol 6 and 13, abolishing the death penalty in all circumstances.

Over the last decade, a series of comprehensive reforms have been successfully implemented in line with Turkey’s international commitments and aspirations to further improve the standards of human rights, the rule of law and democracy. The country transitioned into a presidential system of government in July 2018. This transition aims to restructure the executive in order to make it more effective. Parliamentary elections were also completed at the end of June 2018.

International Organizations

Turkey is a founding member of the UN, the Council of Europe, the European Bank for Reconstruction and Development, the Asia Infrastructure Investment Bank (“AIIB”), the Organization for Security and Cooperation in Europe (“OSCE”) and the Organization of the Black Sea Economic Cooperation (“BSEC”), the OIC, the Economic Cooperation Organization (“ECO”) and the Developing Eight (“D-8”) Organization for Economic Cooperation. Turkey is among the 20 biggest contributors to the UN budget, with a contribution of U.S.$25,676,910 in 2017. Turkey has been a member of the UN Geneva Group since 2014. Turkey is also a member of the North Atlantic Treaty Organization (“NATO”), the Organization for Economic Co-operation and Development, the World Trade Organization, the World Customs Organization (“WCO”), the Islamic Development Bank and the Conference on Interaction and Confidence Building Measures in Asia. Turkey hosted the 9th D-8 Summit on October 20, 2017 in Istanbul and assumed Chairmanship of the D-8 for the 2018-2019 term. In 2019, Turkey will host the 24th Council of Foreign Ministers of ECO and will assume its Chairmanship. Turkey hosted the 13th Islamic Summit of the OIC from April 14-15, 2016, in Istanbul and assumed the Summit Chairmanship of the OIC until 2019.

Turkey is a member of the G20 and assumed its presidency on December 1, 2014, announcing its priorities as “Inclusiveness, Implementation, and Investment”. Under the theme of “Collective Action for Inclusive and Robust Growth,” Turkey pursued an ambitious agenda and an intense work plan which, through collective action, paved the way towards achieving the overarching aim of the G20: strong, sustainable, balanced, and inclusive growth. During its G20 Presidency, Turkey organized 60 official meetings and initiated the Women 20 (W20). Turkey’s G20 Presidency culminated in the 10th G20 Leaders’ Summit, hosted by the President of the Republic of Turkey in Antalya, from November 15-16, 2015. Turkey handed over the G20 Presidency to China on December 1, 2015.

Turkey is also a member of MIKTA, an innovative partnership established by the Foreign Ministers of five G20 countries (Mexico, Indonesia, South Korea, Turkey and Australia) in September 2013. Since then, MIKTA has held fourteen meetings of Foreign Ministers, several meetings at the levels of senior officials and experts, and carried out exchange programs, workshops, and outreach activities. Turkey assumed the MIKTA Chairmanship in 2017. During its Chairmanship, Turkey continued to build upon previous MIKTA activities and also introduced new initiatives like the MIKTA Policy Planning Consultation Meetings.

Turkey took over the Chairmanship-in-Office of the BSEC at the 35th Meeting of the Council of Ministers of Foreign Affairs held in Belgrade on December 13, 2016, for the first half of 2017 and hosted the 25th Anniversary Summit of the BSEC at the level of Heads of State and Government in Istanbul on May 22, 2017, among many other meetings at the level of ministers and experts.

Turkey emphasizes the need for dialogue, openness, diversity, inclusive policies in international relations. In this regard, Turkey has assumed leadership roles in endeavors to foster mutual respect and common values among different cultures and religions, including co-sponsoring (with Spain) the UN Alliance of Civilizations.

Turkey is a member of the Asia Cooperation Dialogue (ACD) since 2013, a continent-wide forum, which aims to consolidate Asia’s strengths and competitiveness by maximizing its diversity and rich resources. As of September 2019, Turkey will assume the Chairmanship of the ACD for the 2019-2020 term.

Additionally, Turkey has “observer” or “partner” status at various regional organizations. Turkey also participates in the Union for the Mediterranean. Turkey is a member of the World Bank, the International Monetary Fund, the European Resettlement Fund, the Asian Development Bank, the Multilateral Investment Guarantee Agency, and the Bank for International Settlements and is a participant in the International Convention on the Harmonized Commodity Description and Coding System.

Turkey is one of the founding members of the International Maritime Organization (“IMO”) and has been a member of its Executive Council since 1999. Turkey has intensified its efforts to improve the standards of its merchant fleet and to harmonize its legislation with the EU acquis in areas like maritime safety, fisheries, and shipping. Turkey is also party to major IMO Conventions and Protocols. Turkey, a member of the International Civil Aviation Organization (“ICAO”) since its foundation, was elected to the ICAO Council for the 2016-2019 period. Turkey’s global flag-carrier, Turkish Airlines, enjoys the largest air transport network in the world, flying to 258 cities in 124 countries as of the end of 2018. Turkey became an Associate Member of the European Organization for Nuclear Research (“CERN”), on May 6, 2015, following Turkey’s ratification of the Associate Member Agreement signed in 2014. Turkey’s Associate Membership strengthens the long-term partnership between CERN and the Turkish scientific community.

Non-Proliferation and Disarmament

Turkey’s security policies prohibit the production and use of all kinds of weapons of mass destruction (“WMD”). Party to all international non-proliferation instruments and export control regimes, Turkey supports their effective implementation in good faith. With a goal of fulfilling the provisions of these instruments and arrangements, Turkey has an enhanced system of export controls in line with the standards of the European Union.

Turkey pursues a comprehensive and integrated policy in its region. Due to its proximity to areas of internal and regional strife, Turkey also closely monitors developments in its region and takes part in collective efforts aimed at containing and reversing alarming trends. In this respect, Turkey supports all efforts towards the establishment of an effectively verifiable zone free of WMD and their means of delivery in the Middle East, as an important confidence building measure that would contribute to the peace, security, and stability in the region.

Terrorism

Turkey has been effectively countering terrorism in all forms through a multidimensional strategy. Turkey has successfully reduced DAESH influence and eliminated its terrorist activities.

From 2013 to 2017, Turkey has experienced a number of terror-related incidents.

Kurdistan Workers’ Party (“PKK”) (When civilians are among the victims of a PKK attack, the responsibility is claimed by Kurdistan Freedom Falcons, which is a cover for the PKK’s acts of terror against civilians in cities.): By 2017, about more than half of the PKK’s presence in Turkey was eliminated. Its grass-root support has significantly subsided. More importantly, Turkey has deprived the PKK of its capabilities to stage attacks. Effective measures against PKK culminated in in-fights and eventually disintegration of the organization. This was best observed in the plummeting numbers of recruits while militants disengaged themselves from the organization. According to official estimates, the level of recruitment fell by 90% in view of Turkey’s measures.

The Turkish National Police foiled a number of attacks. Since the attack against a nightclub in Istanbul on January 1, 2017, no terrorist attack has taken place in any of the metropolitan areas in Turkey to date.

As far as the PKK is concerned, the efficiency of Turkey’s counter-terrorism measures becomes more evident once the numbers relating to casualties and attacks in 2017 are taken into account. In 2015, in more than 1,700 terrorist acts, 88 civilians lost their lives. Despite a reduction in the number of terrorist acts (1,366) in 2016, the casualties rose to 183. These measures started to show their effects in 2017 where the number of terrorist acts and civilian casualties have dropped dramatically, to 179 and 10, respectively.

Islamic State of Iraq and the Levant (“DAESH”): Terror attacks by DAESH in Turkey have taken the lives of 316 citizens between 2017 and 2018. Turkey has long been at the forefront of efforts to counter DAESH, significantly reducing DAESH’s influence, and narrowing down its terrorist activities.

Turkey continues to be a key stakeholder in the fight against DAESH and foreign terrorist fighters (“FTFs”). To that end, as of December 2017, more than 56,000 people are included on a no-entry list, more than 5,600 foreign nationals suspected of FTF related activity have been deported, and Risk Analysis Units operating at airports have denied entry to more than 6,000 suspected FTFs.

As a member of the Global Coalition Against DAESH, Turkey contributes to the Coalition’s efforts in Syria and Iraq through the use of its own national assets and capabilities. Two counter-terrorism operations in Syria, namely Operation Euphrates Shield (“OES”) and Operation Olive Branch (“OOB”), not only cleared Turkey’s borders of terrorist elements, but also helped mitigate DAESH threat in Syria. Turkey is co-chairing the Coalition Working Group on Foreign Terrorist Fighters along with Kuwait and the Netherlands.

Turkey has been conducting military operations against DAESH elements in northern Syria since July 28, 2015. As of the end of 2018, Turkey eliminated more than 4,000 DAESH operatives in Syria, mainly thanks to the OES and OOB.

Turkey’s response to these terror threats has been based on the notion of self-defense as outlined in Article 51 of the UN Charter. Turkey will continue to exercise its right to protect the country’s national security. Certain UN Security Council resolutions (No. 1373, No. 2170, and No. 2178) attribute responsibility to countries in the fight against terrorism, specifically in countering DAESH.

Turkey contributed to the Council of Europe Additional Protocol to the Convention on the Prevention of Terrorism, which addresses the phenomenon of foreign terrorist fighters. Turkey signed the Additional Protocol on October 22, 2015; this Protocol entered into force as of June 1, 2018.

Turkey has given its full support to all international efforts to fight DAESH. Turkey initiated OES as a counter-DAESH initiative on August 24, 2016 with the support of the Global Coalition. OES was successfully concluded on March 29, 2017. Supported by the Turkish military, the Free Syrian Army succeeded in clearing an area of 2,015 square kilometers of DAESH presence, clearing Turkey’s border area of DAESH presence, and eliminating 2,647 DAESH members. As of the end of 2018, more than300,000 Syrians returned from Turkey to the safe areas liberated by OES.

Turkey takes all necessary measures to prevent returning FTFs and PKK/PYD terrorists to cross its border with Syria, and to transit to other countries. Following the disbursement of DAESH fighters after military operations in Syria, there has been an increased amount of cases pointing to the recruitment of DAESH members by the PYD/YPG.

Human Rights

The three fundamental pillars of Turkey’s reform strategy for setting the necessary basis to ensure full respect for the fundamental rights and freedoms are: (1) adherence to fundamental international human rights conventions, (2) making legislative amendments as necessary, and (3) taking relevant measures for the full implementation of the reforms.

Turkey is faced with severe and multiple security challenges emanating from various terrorist organizations including FETÖ, PKK, DHKP-C, and DAESH. Effective measures are deemed indispensable not only for security considerations, but also to protect the rights of Turkey’s democracy and its citizens. After the coup attempt of July 15, 2016, a State of Emergency was declared and Turkey duly resorted to the right of derogation from the obligations in the European Convention on Human Rights and the International Covenant on Civil and Political Rights (“ICCPR”). The State of Emergency has not been extended beyond July 18, 2018 where Turkey revoked its derogations for European Convention on Human Rights and ICCPR.

Effective domestic remedies are in place for reviewing measures. Review boards have been established within public institutions to assess the complaints of those who believe they have been wrongfully suspected in the anti-terrorism probes. In addition to already existing national remedies, be they judicial or administrative, an Inquiry Commission on the State of Emergency measures was established in January 2017 as a domestic legal remedy. As a result of remedial actions taken by the relevant authorities, more than 43,000 have been reinstated and 360 private entities have been allowed to function again. The Inquiry Commission on State of Emergency Measures was recognized as a domestic remedy by the European Court of Human Rights. Since its inception, the Commission has received 125,000 applications. It issued around 44,000 decisions as of December 2018.

INTERNATIONAL RELATIONS

The European Union

Turkey has been linked to the EU by an Association Agreement since 1964 and as contemplated in the Association Agreement, a Customs Union was established in 1995. The European Council granted “candidate country” status to Turkey in December 1999 and the accession negotiations began in October 2005.

The Accession Partnership (“AP”) Document for Turkey was approved by the Council of the European Union on March 8, 2001. On March 19, 2001 the Turkish Government adopted its National Program for the Adoption of the Acquis (“NPAA”), which enumerates the measures Turkey would take in order to adopt the AP. The AP was revised in 2003, 2006 and 2008 by the EU, which was followed by the revisions of NPAA by Turkey. The AP has not been revised by the EU since 2008. Therefore, taking into account the latest EU Acquis, Turkey prepared its own Acquis alignment roadmap called the National Action Plan (“NAP”), which covers 2016-2019. Other than screening the harmonization of the Turkish legislation with that of the EU through NAP, the incorporation of the EU legislation into Turkish legislation and its implementation is done through the work of the Association Community and its sub-committees.

Important Developments in 2019

In February 2019, Turkey submitted its Economic Reform Program (ERP) for the 2019-2021 period. The ERP was prepared based on the 2019-2021 Medium Term Program (the “New Economy Program”). The third High Level Economic Dialogue meeting was held in İstanbul on February 28, 2019.

The new Judicial Reform Strategy was adopted in May 2019. The Strategy plans significant activities on independence of judiciary, protection of fundamental rights, efficiency of judiciary, quality of services and human resources, access to justice, criminal justice system and alternative dispute resolution mechanisms.

The 6th Reform Action Group meeting, which was chaired for the first time by the President, was held on May 9, 2019, Europe Day.

Accession Negotiations

Turkey’s EU accession process is conducted in 35 chapters. During the negotiation process, chapters are opened depending upon the candidate country’s fulfillment of opening benchmarks, if any, which are determined by the EU Council. Chapters are provisionally closed depending upon the candidate country’s fulfillment of closing benchmarks, which are also determined by the EU Council. A negative opinion expressed by one or more member states can block the opening or closing of a chapter.

Turkey started its accession negotiations on October 3, 2005. On December 11, 2006, the EU suspended the negotiations on 8 chapters requiring that the fulfillment of Turkey’s commitments under the Additional Protocol be the opening benchmark for those 8 chapters and closing benchmark for all chapters. In 2006, France put blockages on opening 5 chapters and lifted them all gradually On December 8, 2009, Greek Cypriots declared that the unilateral “normalization” of relations was a precondition for progress in 6 chapters and therefore, blocked the negotiations on those chapters.

From 2006 until 2010, 13 chapters were opened to negotiations and one was provisionally closed.

From 2012 to 2015, Turkey’s accession negotiations slowed significantly. Only Chapter 22 (Regional Policy and Coordination of Structural Instruments) was opened to negotiations on November 5, 2013. The Syrian crisis, beginning in 2015, and associated irregular migration changed the frequency of communication and helped put Turkey-EU relations back on track. In October 2015, following a meeting between President Erdoğan, Donald Tusk, President of the European Council, Martin Schulz, President of the European Parliament, and Jean-Claude Juncker, President of the European Commission, Turkey, and the EU agreed to re-energize Turkey’s accession process at the Turkey-EU Summit of November 29, 2015.

Chapter 17 (Economic and Monetary Policy) was opened to negotiations on December 14, 2015.

Turkey and the EU also agreed to complete the preparatory work for the opening of Chapter 15 (Energy), Chapter 23 (Judiciary and Fundamental Rights), Chapter 24 (Justice, Freedom and Security), Chapter 26 (Education and Culture) and Chapter 31 (Foreign, Security and Defense Policy), in the first quarter of 2016 and to start the preparations regarding the remaining chapters. By September 2016, Turkey had completed the preparatory work and sent its contribution to the Commission. As of the end of 2017, the Commission had finalized and submitted the screening reports for Chapters 15 and 31 to the EU Council for approval, Turkey had not received any screening reports for Chapters 23 and 24, and the Commission had prepared the EU’s Common Position Paper and sent it to the EU Council for its endorsement so that the negotiations on Chapter 26 could begin.

At the Turkey-EU Summit of March 18, 2016, the parties decided to open Chapter 33 (Financial and Budgetary Provisions) and negotiations opened in Brussels on June 30, 2016.

Although no chapter can be closed due to the EU Council Decision of December 11, 2006, two chapters (Chapter 20 (Enterprise and Industry) and Chapter 21 (Trans-European Networks)) are ready to be closed with regard to technical benchmarks. Moreover, the European Commission has also confirmed the fulfillment of seven closing benchmarks of five chapters.

As of June 2019, sixteen of Turkey’s EU accession negotiation chapters are open, one chapter (Chapter 25 (Science and Research)) is provisionally closed, and fourteen chapters remain blocked by the EU Council and Southern Cyprus.

Turkey is ready to revive the accession process and proceed with the negotiations.

The meeting between President Erdoğan and EU Presidents Tusk, Juncker, and Tajani, during the NATO Meeting on May 25, 2017 in Brussels, sowed the seeds for a constructive political dialogue. A calendar of meetings to be held between the EU and Turkey was scheduled. Political Dialogue Meetings at the Directors Level were held on June 13, 2017 in Brussels, between the representatives of Turkey and the EU.

Another meeting was hosted by Bulgaria on March 26, 2018 in Varna, the Bulgarian Prime Minister Borissov, President Recep Tayyip Erdoğan, and the Presidents of the European Council and the European Commission attended. At the meeting, Turkey’s candidacy to join the EU was confirmed by the leaders. Also at the meeting, Turkey set out its expectations on counter-terrorism, visa liberalization, the Voluntary Humanitarian Admission Scheme, the refugee facility for Turkey, the modernization of the Customs Union, and the Cyprus issue and reminded the EU of its remaining obligations arising from the Agreement dated March 18, 2016. Turkey shared with the EU a roadmap stating the concrete actions to be taken to guide the parties towards a constructive dialogue. As a result, the European Commission visited Turkey in May 2018 to discuss the remaining benchmarks of the visa liberalization process.

A High Level Political Dialogue meeting between Turkey and the EU was held on November 22, 2018, in Ankara. At the meeting, main issues in Turkey’s relations with the EU, namely accession process, as well as the economy, trade, financial cooperation, energy, Customs Union, the fight against terrorism, security issues, migration and visa liberalization were discussed in detail.

Also, a series of meetings of Turkey-EU association organs were held for enhancing Turkey-EU relations. A Turkey-EU Association Committee meeting was held on November 28, 2018 and Joint Parliamentary Committee meetings were held on April 26, 2018 and December 19-20, 2018, respectively. Moreover, A Turkey-EU Association Council meeting was held on March 15, 2019, after an interval of almost four years.

Efforts to Accelerate Accession Negotiations

(1) Turkey’s New EU Strategy

Turkey’s New EU Strategy (“EU Strategy”), was publicly announced on September 18, 2014. The EU Strategy rests on three pillars: (1) determination in the political reform process, (2) continuity in socio-economic transformation, and (3) effectiveness in communication.

The first pillar of the strategy involves the political reform process. The Reform Action Group (“RAG”) monitors political reforms and takes an active role contributing to the preparation, adoption, and implementation phases of reform. Six RAG meetings have been held thus far: November 8, 2014, February 20, 2015, December 11, 2015, August 29, 2018 and December 11, 2018. The 6th RAG meeting was chaired by the President on May 9, 2019.

The second pillar of the EU Strategy is socio-economic transformation in Turkey, which is a continual process, essential to fostering and consolidating democracy. Accordingly, a two-phase National Action Plan for EU Accession has been established, which focuses, among other things, on proper enforcement of relevant legislation to further raise the living standards of Turkish citizens. Initially, the National Action Plan was implemented in two phases, with the first phase covering the period between November 2014 and June 2015 and the second phase covering the period between June 2015 and June 2019. In the first phase of the National Action Plan, seven laws were ratified, 72 secondary legislations became effective, and 20 administrative measures were established. However, some legislation and administrative measures were left untouched due to time constraints. Thus, the Directorate for EU Affairs opted to update the National Action Plan, incorporating and rescheduling the elements of the first phase that had been pending with the elements of the second phase which have yet to be addressed. As a result, the updated National Action Plan for EU Accession was publicly announced on February 26, 2016, covering the 2016-2019 period.

The National Action Plan for EU Accession covering the 2016-2019 period, establishes the steps that Turkey will take to align with the EU Acquis in 33 chapters in terms of legislative and administrative measures.

To ensure that new legislation is drafted in line with the EU Acquis, the Prime Ministry issued a Circular on September 25, 2014, which delineates the role of the Directorate for EU Affairs in the accession process and requires that any draft legislation prepared by a public institution with the purpose of EU Acquis alignment be sent to the Directorate for EU Affairs for its opinion.

The third pillar of the EU Strategy, Turkey’s EU Communication Strategy has been implemented since 2010 in order to show an accurate picture of Turkey, as well as to increase domestic and international support for Turkey’s membership to the EU. The EU Communication Strategy was updated on October 16, 2014.

The EU Communication Strategy has two dimensions. The first dimension covers communication within the country, which aims to contribute to the domestic perception of the EU accession process as a modernization project, improving living standards of Turkish people. The second dimension of the strategy addresses the European public opinion. It aims to ensure an increased presence of Turkey’s membership on the EU agenda and to bolster support for Turkey’s EU membership by informing EU citizens of the facts about Turkey to overcome misperceptions. The second dimension also highlights the “win-win” situation of Turkey’s future EU membership, with an emphasis on contributions Turkey will make to the EU. In this respect, since 2010, several activities have been carried out under Turkey’s EU Communication Strategy both in Turkey and in the EU.

Within the context of EU Communication Strategy, the Directorate for EU Affairs hosted Civil Society Dialogue meetings in thirteen different cities, including İstanbul (on November 26, 2014), İzmir (on February 19, 2015), Konya (on March 18, 2015) Adana (on March 24, 2015), Bursa (on April 22, 2015), Antalya (on April 28, 2015), Samsun (on December 24, 2015), Eskisehir (on January 7, 2016), Ankara (on January 26, 2016), Kayseri (on February 24, 2016), Gaziantep (on March 16, 2016), Hatay (on April 28, 2016), and Erzurum (on May 17, 2016). Hundreds of Civil Society Organizations (“CSOs”) representing businesses, universities, different interest groups, and local administrations were invited and more than 25,000 representatives participated in the meetings. During these meetings, CSOs expressed their views about Turkey’s EU accession process and shared their opinions and recommendations on how to establish a better dialogue between the participants and the public sector and encourage participation in every aspect of the process. The meetings created a forum not only for the CSOs’ voices to be heard, but also for the Directorate to explain to the CSOs the goals of the EU Strategy. In addition, the meetings provided information regarding the EU funds available for the CSOs’ development and promoted civil society dialogue between Turkey and the EU.

In 2016, the Directorate for EU Affairs launched a new civil society initiative, the Turkey-EU Civil Society Meetings, which aims to foster dialogue between Turkish journalists, academics, and business circles and their European counterparts. The first meeting took place in Brussels on November 29, 2016, followed by further meetings in Berlin on December 14-15, 2016, in London on January 9- 10, 2017, in Madrid on September 27-29, 2017, and in Paris on December 20-21, 2017 with the participation of more than 250 representatives of media, academia and businesspersons. These meetings provided an opportunity for direct contact between Turkish and European civil society representatives and to gather valuable feedback. The “Combatting Racial and Religious Discrimination in the UK and Throughout Europe” meeting was organized in London on September 13, 2017. At this meeting, we came together with prominent British academics, writers, Muslim and Jewish community leaders, and media representatives to exchange views on the rising levels of religious and racial discrimination and shared opinions on combatting this threat.

Within the context of the EU Communication Strategy, another meeting series launched in 2017, titled “Current Issues in Turkey-EU Relations”, to bring together the representatives from the universities’ European Union Research and Application Centers as well as the think-tanks dealing with the Turkish Foreign Policy and the EU. The meetings were held in Ankara (November 27, 2017), Istanbul (December 13, 2017), Izmir (February 23, 2018) and in Antalya (April 8, 2018). The current state of play and the future of Turkey-EU relations were discussed frankly during the meetings.

Special attention has been given to media. The documentary series named “My European City” screened on public TV channel-TRT News, with the aim of raising awareness about the successful projects that have been supported by various EU funds within the Turkey-EU Financial Cooperation framework. In 2019, a joint project of the Directorate for EU Affairs and TRT, the documentary “A Long and Narrow Road”, which explored the half-century long story of Turkey-EU relations, was prepared. In addition, several spot films have been produced regarding Turkey-EU financial cooperation and Art&Culture that was broadcasted at more than 1.000 national, regional and local media organizations. Beyond traditional media, social media has been effectively used to ensure real-time communication. Almost all texts are being posted bilingually through Directorate for EU Affairs’ social media channels.

Eventually, European Mobility Week in Turkey, on September 22, 2018, was celebrated in cooperation with the Metropolitan Municipality of Ankara, EU Delegation to Turkey and the Union of Municipalities of Turkey. A cycling tour was part of the “Car-Free Day” and in addition to the cycling tour, cycling training races, activities for children and performances by street artists were also organized in Ankara.

Within the framework of Turkey’s EU Communication Strategy, participants composing different types of audiences were brought together under Directorate of EU Affairs’ informative seminars. Several delegations from NGOs to university student clubs such as Bilkent University, TOBB ETU University, and Çanakkale 18 Mart University have been hosted and informed about the “EU-Turkey Relations and Accession Negotiations”.

(2) Sub-Committees

Eight sub-committees to the Association Committee were established by Decision No. 3/2000 of the European Community-Turkey Association Council on April 11, 2000. The subcommittees were established before the accession negotiations and remained a mechanism to harmonize the EU Acquis. They, however, lacked the capabilities needed to effectively respond to the challenges of the negotiation process after 2005.

Therefore, Turkey and the European Commission agreed on a new chapter-based methodology for sub-committee meetings. Sub-committee meetings employing this new methodology began in 2015 after a nearly three-year break. The chapter-based structure of sub-committees facilitated the technical negotiation process by managing the opening and closing benchmarks regardless of political blockages thereby increasing the motivation of public institutions. With this new methodology, Turkey expects to be informed via official letters from the Commission on the progress made with respect to the relevant benchmarks following the sub-committee meetings regularly held throughout the year.

The EU-Turkey Association Committee is established by Association Council Decision 3/64. The Association Committee meets regularly to discuss technical issues arising from the implementation of the Association Agreement (“Ankara Agreement”). A meeting was held on November 28, 2017 in Brussels, in which the Association Committee addressed the association relations and latest developments in Turkey’s EU accession process. Additionally, the EU-Turkey Joint Parliamentary Committee (“JPC”) held its 77th meeting in Brussels on April 26, 2018. The JPC exchanged views on EU-Turkey relations and the state of play of the accession negotiations, EU-Turkey economic operation, and security challenges. JPC is an important platform for inter-parliamentary debate regarding the developments in the EU and Turkey, as well as progress achieved in the relations.

(3) Dialogue Platforms

Both Turkey and the EU have agreed to have comprehensive regular High Level Political Dialogue meetings at Ministerial/High Representative/Commissioner level in addition to the other regular meetings.

The first Turkey-EU High Level Political Dialogue meeting between representatives of Turkey and the EU was held on January 25, 2016, the second meeting was held on September 9, 2016, the third was held on July 25, 2017, and the fourth was held on November 22, 2018. The Turkey-EU High Level Transport Dialogue meeting was held on November 27, 2017 in Brussels after the dialogue process was revitalized in the official visit of Violeta Bulc, Member of European Commission Responsible for Transport, to Turkey on July 5-6, 2017. On November 28, 2017, a Turkey-EU counter-terrorism consultation was held in Ankara.

Turkey and the EU agreed to launch a High Level Economic Dialogue (“HLED”) in the first quarter of 2016. The first meeting was held on April 25-26, 2016 in Turkey, the second meeting was held in Brussels on December 8, 2017, and the third meeting was held in İstanbul on February 28, 2019.

The HLED aims to further enhance the economic relations, which have been significantly improved as a result of the Customs Union between the EU and Turkey, through developing a mutual understanding of economic policies and structural reform agendas. In the first part of an HLED meeting, officials from the Commission and Turkish Government and representatives of major Turkish and European business communities come together and focus on how to create a better business environment and deepen bilateral trade and investment links. In the second part of an HLED meeting, ministerial-level discussions are held regarding the outlook for the EU and Turkish economies and the need for an ambitious reform agenda. International financial institutions including the European Investment Bank, the European Bank for Reconstruction and Development, and the Council of Europe Development Bank, also participate in the HLED meetings. The next HLED meeting will be held in Brussels in 2020.

To enhance Turkey-EU cooperation for securing and diversifying energy supplies and to ensure competitive energy markets, the High Level Energy Dialogue was also launched and held its first meeting on March 16, 2015. Turkey is a natural energy hub between the energy resources of the Middle Eastern and Caspian Regions and the EU energy markets. Turkey’s development as an energy hub would be beneficial to both Turkey and the EU. The second High Level Energy Dialogue meeting was held in İstanbul on January 28, 2016 with the participation of H.E. Berat Albayrak, Minister of Energy and Natural Resources, and H.E. Miguel Arias Canete, Commissioner responsible for Climate Action and Energy. The main agenda items of the meeting were energy policy priorities, electricity and gas connections, energy efficiency, cooperation on renewable energy and nuclear energy, and the opening of Chapter 15 (Energy) to negotiations.

Political Reforms

The Reform Monitoring Group (RMG)

Turkey passed into the presidential system of government as of July 9, 2018. In this new system, the executive and the legislative bodies are separately elected, which thus envisages a strict separation of powers. There is no longer a dual authority in the executive power and judicial power is exercised by independent courts. Regarding checks and balances, the laws prevail over the presidential decrees in the hierarchy of norms. Furthermore, a presidential decree shall neither regulate fundamental rights; rights and duties of the individual; political rights; or matters explicitly regulated by law. Judicial remedy before the Constitutional Court has also become available for Presidential decrees. Judicial remedies are available against the acts and actions of the President, as compared to the previous system. Contrary to the parliamentary system, the President is now accountable.

The Reform Action Group (formerly named the Reform Monitoring Group) (“RAG”) is an inter-ministerial mechanism which constitutes an important factor of momentum in the political reform process in Turkey’s EU accession process. The Reform Monitoring Group organized thirty meetings since its establishment in 2003 and restructured as the RAG in 2014 to reflect its active role in the cycle of the reform agenda, contributing to the preparation, adoption and implementation phases. In the new presidential system, the Reform Action Group convened on August 29, 2018 (fourth RAG meeting), after a three-year interval, and agreed on accelerating the political reform process. RAG also convened on December 11, 2018 and May 9, 2019 respectively. The conclusions of the RAG meetings delivered a clear message to continue the political reforms.

Regarding civilian oversight, there has been significant progress. With the constitutional amendment in 2017, military courts have been abolished to further enhance the independence of the judiciary and, thus, the dual structure of the judiciary in Turkey (civil versus military jurisdiction) ended. In June 2018, the European Court of Human Rights gave its decision (Baysal v. Turkey) on inadmissibility concerning the pending cases before the Court on the independence and impartiality of the Supreme Military Administrative Court. Furthermore, the Gendarmerie General and Coast Guard Commands now report to the Ministry of Interior and the Service Commands report to the Ministry of National Defense. The composition of the Supreme Military Council has changed and now has more civilian members.

In the new system, civilian oversight has been further enforced (Affiliation of Turkish Armed Forces to the Ministry of National Defense, the National Security Council having a further civilian composition).

Regarding the judiciary, the Judicial Reform Strategy was renewed on April 17, 2015, following a five year implementation of the first Judicial Reform Strategy. In line with aims of the Judicial Reform Strategy, amendments to legislation were introduced to strengthen independence and impartiality and increase the effectiveness of the judiciary, as well as to reduce the backlog of cases.

As a follow-up to the fourth RAG decision, dated August 29, 2018, Turkey initiated preparations for the new Judicial Reform Strategy document, covering the period 2019-2023 in a participatory manner. All relevant national and international stakeholders have participated in the preparation of draft strategies. The Council of Europe and the European Commission were also consulted. The new Judicial Reform Strategy was adopted in May 2019. The Judicial Reform Strategy plans significant activities regarding independence of judiciary (i.e introduction of geographical guarantee), protection of fundamental rights (i.e data protection, reviewing legislation on freedom of expression), efficiency of judiciary, quality of services and human resources, access to justice, criminal justice system and alternative dispute resolution mechanisms.

The Regional Courts of Appeal have been operational as of July 20, 2016 in order to enhance the right to a fair trial. Currently, there are 11 regional Courts of Appeal. This will be further increased up to 15.

The By-law on Determination and Implementation of Targeted Time Periods for Investigation, Prosecution and Trial entered into force on September 1, 2017. As of January 2019, the targeted time period planned for each investigation and trial is notified to the parties.

A preliminary evaluation process was introduced before the investigation to ensure respect of the presumption of innocence by the Decree Law of August 25, 2017. Thus, the new mechanism protects people from abstract and ill-founded accusations and from being labelled as a criminal as a result of an insignificant denunciation.

With the Law on Labor Courts entering into force on October 25, 2017, mediation for labor disputes became mandatory.

The Law Amending the Criminal Procedure Code and Some Other Laws, entered into force on February 20, 2019. The Law includes provisions with a view towards improving the quality of justice through increasing the threshold in the written exam, prolonging the internships of candidate judges and prosecutors, and increasing efficiency of the judiciary through restructuring the functioning of the regional appeal system.

As of January 2019, the Ministry of Justice concentrated its efforts on the dissemination of the “electronic notice” system. So far, TL 75 million has been saved as a result of the implementation of this system and most importantly, the judicial proceedings are poised to become faster.

The Justice Academy of Turkey was established with its new structure on May 2, 2019.

Regarding fundamental rights, the Action Plan for Prevention of Human Rights Violations became effective on March 1, 2014. Turkey continued to implement the Action Plan on the Prevention of the Violations of the ECHR. The Action Plan contains concrete objectives towards finding timely solutions in areas in which the European Convention on Human Rights is violated. In line with the decision of the fourth RAG, the updating process of the Action Plan on Human Rights has been initiated with the coordination of the Ministry of Justice. The updating process is carried out in a participatory manner through workshops and consultation meetings.

The Law Amending Certain Laws for the Enhancement of Fundamental Rights and Freedoms (known as the Democratisation Package) was adopted on March 2, 2014 and brought significant changes, including legal and administrative arrangements, to further improve and guarantee a wide spectrum of civil and political rights. The package included allowing political discourse and education in languages and dialects other than Turkish in private schools, lifting restrictions on renaming villages and the use of letters Q, X, W, ending the ban on use of headscarves in public service, enacting a comprehensive anti-discrimination legislation, and ensuring that possible motives based in bigotry are considered an aggravating circumstance in criminal proceedings.

There has been a significant process in the institutionalization of human rights. New democratic institutions have been established. Further, the Law on Human Rights and Equality Institution of Turkey entered into force on April 20, 2016. The purpose of this law is to protect and promote human rights, secure the right to receive equal treatment, prevent discrimination, and fight against torture and ill-treatment effectively. The Human Rights and Equality Institution (“HREI”) operates as national preventive mechanism within the framework of the provisions of Optional Protocol to the UN Convention against Torture and Other Cruel, Inhuman or Degrading Treatment or Punishment. HREI continues to receive applications. The Ombudsman Institution works very effectively and since its establishment, the compliance rate to its decisions increased steadily and reached 70 percent in 2018. With the adoption of the Law on Personal Data Protection on April 7, 2016, the Personal Data Protection Authority was established and the right to data protection has been guaranteed.

Competence of the Human Rights Compensation Commission has been expanded. With the transfer of existing individual applications to the Constitutional Court on long trials, and non-execution or delayed/partial execution of court decisions to the Commission, the effectiveness of the Constitutional Court is enhanced.

In the first half of 2016, Turkey took several crucial steps to become a party to regional and international conventions in the field of fundamental rights and freedoms by ratifying over a dozen conventions and protocols, which range from the processing of personal data to the prevention of the financing of terrorism. Some of these steps also constituted some of the requirements of the Visa Liberalization Roadmap towards a visa-free regime for Turkey. The approval of these conventions and protocols strengthened the fundamental rights and freedoms in Turkey.

The Law on International Judicial Cooperation in Criminal Matters entered into force on May 5, 2016. This Law facilitates the implementation of the provisions of international agreements in the field of international judicial cooperation in criminal matters of domestic law.

Regarding anti-corruption, as an annex to the Prime Ministry’s Circular No. 2016/10, the Action Plan on Enhancing Transparency and Strengthening Fight Against Corruption for the years 2016-2019 was published in the Official Gazette on April 30, 2016. The Action Plan includes extensive legal and administrative measures, in line with Group of States against Corruption recommendations, in order to enhance transparency in public life.

In line with GRECO recommendations, the Council of Judges and Prosecutors adopted the Code of Judicial Ethics in March 2019, specifying the principles of ethical behavior for judges and prosecutors.

The heinous coup attempt of July 15, 2016 by Fethullah Terrorist Organization left 251 dead and thousands wounded. The state of emergency, declared after the coup attempt, was lifted in July 2018. During the state of emergency, all measures taken were carried out diligently within the rule of law and within close dialogue with the Council of Europe. Additionally, all of the Decree Laws published during the state of emergency were adopted by the Parliament in mid-February 2018 and are now open to judicial review.

The Inquiry Commission on the State of Emergency Measures (the “ICSEM”) was established on January 23, 2017. As of July 17, 2017, the ICSEM started to accept applications regarding the measures taken during state of emergency. The ICSEM decides on applications in a transparent manner and its decisions are subject to judicial review. The action for annulment against the decisions of the Commission may be filed with the designated administrative courts in Ankara. The European Court of Human Rights (ECtHR) with its decision on Köksal v. Turkey dated June 12, 2017, has recognized the Inquiry Commission as an effective domestic remedy that should be exhausted before applying to the Court.

The members of the ICSEM have legal, administrative, financial, and criminal immunity in matters related to their duties to ensure that they can fulfill their duties without any interference. As of January 23, 2019, the tenure of the ICSEM has been extended for one additional year.

The State of Emergency was lifted as of July 19, 2018. Consequently, derogations to the European Convention on Human Rights and International Covenant on Civil and Political Rights (ICCPR) were revoked on August 8, 2018.

Regarding economic and social rights, important steps have been taken. The National Action Plan on Violence against Women for the years 2016-2019 was adopted in December 2016. The Provincial Commission for Coordination, Monitoring and Evaluation for Combating Violence against Women, which was established in 2016, convenes every six months under the chairmanship of the Governor, with the highest level of participation of relevant institutions in 81 provinces.

The “Strategy Paper and Action Plan for the Empowerment of Women 2018-2023”, as a continuation of the “National Action Plan on Gender Equality”, was adopted and entered into force in 2018. The first meeting of the Monitoring and Evaluation Board for the Empowerment of Women was held on December 11, 2018 with participation of more than 30 institutions. The Action Plan includes five main policy pillars (education, economy, health, participation in decision-making mechanisms and media).

The Strategy Paper and Action Plan on Roma People for the years 2016-2021 was published in the Official Gazette on April 30, 2016. A ministerial circular was issued for the establishment of the Monitoring and Evaluation Board of the National Strategy Paper on Roma People in February 2017. The first, second and third meetings of the Monitoring and Evaluation Board have been held regularly since 2017 in Ankara (once a year). The latest meeting was held in February 2019, in Ankara, with the participation of Roma NGOs.

A draft of the second phase of the Action Plan of the National Strategy Paper on Roma People (2019-2021) has already been finalized and shared with all the relevant ministries and public institutions to exchange views. It is expected to be shared soon with the relevant NGOs and academicians for their opinion.

With regard to children’s rights, Turkey ratified the Optional Protocol to the Convention on the Rights of the Child on a Communications Procedure in December 2017. The National Programme for the Elimination of Child Labor for the years 2017-2023 was approved by the Minister of Labor and Social Security on March 9, 2017.

In the context of National Programme for the Elimination of Child Labour (2017-2023), 2018 has been declared as the “Year of Elimination of Child Labour”. The Programme is monitored and evaluated through board meetings held twice a year in June and December. In addition, the “Joint Declaration of the Elimination of Child Labour” was signed with related ministries, NGOs and social partners to ensure joint commitment and cooperation on the elimination of child labour on February 23, 2018.

The Strategy Paper on Coordination of Child Protective Services (2014-2019) continues to be implemented.

With regard to the rights of persons with disabilities, the National Plan of Action on Persons with Autism Spectrum Disorder for the years 2016-2019 was published in the Official Gazette on December 3, 2016.

Regarding civil society, in September 2018, a presidential decree was passed establishing a Directorate General for Relations with Civil Society under the Ministry of Interior, with the aim of improving the civil society environment. The Civil Society Advisory Board, including representatives of the university, public institutions and NGO’s, was also established in order to identify and develop policies and to strengthen coordination and cooperation between NGO’s and public organizations. The Board will be chaired by the Minister of Interior.

Freedom of religion and faith is guaranteed in the Constitution of the Republic of Turkey. Everyone has the freedom of conscience, religious belief and conviction. There has been considerable progress in terms of strengthening the climate of tolerance and mutual understanding in Turkey.

Significant steps have been taken to enhance the dialogue with different faith groups. Ministers and Government officials have been continuously holding meetings with the representatives of religious communities to address their problems. Representatives of different faith groups in Turkey stated that they are free to live out their faith and beliefs in Turkey and worship freely according to their traditions in a joint declaration on July 31, 2018.

Regarding property rights, following the entry into force of the new Foundations Law no. 5737 on February 27, 2008, the legislation on community foundations was updated and an approach towards solving the problems of the community foundations was adopted. With the Decree Law no. 651, the Provisional Article 11 was added to Foundations Law, and within this framework, 333 immovable properties were registered in the names of their owner foundations and the price of 21 immovable properties was paid to their previous foundations. Also, a legislative amendment regarding return the immovable properties to Syriac community was adopted by TGNA on March 27, 2018. No problems regarding the usage of the immovable property to the Syriac community were encountered up until their return.

Regarding migration, Turkey continues hosting the largest refugee population in the world, with more than 4 million persons, including 3.6 million Syrians under temporary protection. Syrians have access to education and health services. Their access to the labor market is also regulated with the By-Law. Social assistance is provided to vulnerable groups under Facility for Refugees. In addition, relevant ministries continue to work on refugees’ access to public services in an effective and continuous manner. The EU-Turkey Statement of March 2016 was a significant contribution to managing the migration crisis and continues to play a crucial role in stemming flows into Europe.

Visa Liberalization Dialogue

The launch of the Visa Liberalization Dialogue on December 16, 2013, was an important point in Turkey-EU relations. The Readmission Agreement was signed on the same day. Steps towards ensuring timely completion of the Visa Liberalization Dialogue and effective implementation of the Turkey-EU Readmission Agreement are being taken together with all the relevant Turkish institutions and with the collaboration of the European Commission.

The Visa Liberalization Dialogue is based on a Roadmap towards a visa-free regime with Turkey setting out the requirements it needs to meet in order to enable the European Parliament and the Council to amend Regulation (EC) No 539/2001 (Repealed by Regulation (EU) No 2018/1806) which would allow Turkish citizens holding a biometric passport in line with EU standards to travel for short stays in the Schengen area without a visa. The 72 requirements listed in the Roadmap are organized in five thematic groups: (1) document security, (2) migration management, (3) public order and security, (4) fundamental rights, and (5) readmission of irregular migrants. The European Commission reports regularly to the Council and the Parliament on Turkey’s progress in fulfilling the Roadmap requirements.

On October 20, 2014, the Commission adopted its First Report on progress. The First Report assessed the fulfillment of each requirement and issued recommendations for making further progress. After the publication of the First Report, high-level meetings of the Visa Liberalization Dialogue were held between Turkey and the Commission on February 26, 2015, and December 14, 2015. The Commission organized seven technical missions to Turkey between April and July 2015, involving experts from Member States, the Commission, Frontex, the European Asylum Support Office, Europol, and the EU Delegation to Turkey to study Turkey’s legislation and administrative practices and evaluate possible progress made in implementing the requirements of the Roadmap. In addition, two meetings of the Joint Readmission Committee took place on July 15, 2015 and January 19, 2016 to assess the implementation of the EU-Turkey Readmission Agreement.

At the Turkey-EU Summit on November 29, 2015, Turkey and the EU agreed to accelerate fulfillment of the Roadmap and the Second Report was adopted by the Commission on March 4, 2016. According to the Second Report, Turkey fulfilled 19 out of 72 requirements/benchmarks in the Roadmap. The Third Report was published on May 4, 2016. In the Third Report, the Commission stated that Turkey fulfilled 65 out of 72 benchmarks in the Roadmap. The European Commission also presented the proposal to amend Regulation (EC) No 539/2001 (Repealed by Regulation (EU) No 2018/1806) to lift the visa requirement for Turkish citizens on the understanding that Turkey will fulfill outstanding benchmarks of the Roadmap. The fulfillment of the 65 benchmarks has been confirmed at the other regular reports of the Commission. Regarding the remaining benchmarks, Turkey shared its work plan with the European Commission on February 7, 2018. A meeting was held between Turkish authorities and the European Commission representatives regarding the work plan in Ankara on May 31, 2018. At the meeting, both parties agreed to continue the work on remaining benchmarks.

After the European Commission had confirmed the fulfillment of a benchmark on issuing second-generation passports in line with EU and ICAO standards on December 8, 2018, Turkey fulfilled 66 benchmarks, as of December 2018. The 2019 Regular Report of the European Commission also confirms that Turkish biometric passports are now compatible with EU standards.

The number of remaining benchmarks that Turkey is supposed to fulfill is now 6. As a follow-up to decisions of the fourth RAG on August 29, 2018, working groups have been established at the technical level for each remaining benchmark with the participation of relevant institutions. Working groups continue to gather regularly to discuss various aspects of the requirements.

Regarding the benchmark on cooperation with Europol, negotiations to conclude the Agreement between Turkey and the EU concerning exchange of personal data related to the fight against serious crimes and terrorism between the Europol and competent Turkish Authorities, began on November 30, 2018 in Brussels.

Harmonization with the EU Acquis

Turkey continues its reform process in every field of the Acquis. In 2018 alone, 5 primary and 42 secondary legislative enactments were made targeting the harmonization process with the EU Acquis. From 2014 to until 2018, 74 primary and 520 secondary legislations related to the Acquis have been incorporated into Turkish Legislation.

The rules with regard to import and export of Turkish currency and foreign exchange were rearranged by an amendment in the Decision of the Council of Ministers No. 32 on the Protection of the Value of Turkish Currency that was published in Official Gazette on June 11, 2015. According to these amendments, taking out foreign exchange greater than 10,000 Euro or its equivalent accompanied by traveler shall be declared to customs authorities with a cash declaration form issued by the Ministry of Trade.

The requirements on listing of foreign securities, such as being publicly listed in the securities market of the issuance country and getting the ministerial approval, were abolished by Borsa İstanbul Instructions on a Listing that was entered into force on November 30, 2015.

Turkey ratified the Council of Europe’s Convention on Laundering, Search, Seizure and Confiscation of the Proceeds from Crime and on the Financing of Terrorism with Law No. 6665, published in the Official Gazette on February 19, 2016. In order to transpose the provisions of the Convention (Articles 14 and 47) into national legislative system, a new article was added into the Turkish Anti-Money Laundering Law No. 5549 in April 2016. With this new article, the Minister of Treasury and Finance has assumed the power of suspending suspicious transactions carried out by obliged parties for seven work days in case of a suspicion of money laundering and terrorism financing.

Turkey commenced a “National Risk Assessment Project” in order to complete the preparations for the Fourth Round of Financial Action Task Force (“FATF”) Mutual Evaluations. In this framework, National AML/CFT (anti-money laundering/combating the financing of terrorism) Risk Assessment (NRA) Report was submitted to the FATF in 2018. Moreover, as a component of mutual evaluations, Turkey submitted its technical compliance and effectiveness compliance reports to the FATF in accordance with the FATF Methodology during October and December 2018. According to the assessment schedule, Turkey’s fourth round of mutual evaluation report will be discussed and adopted by the FATF Plenary in October 2019.

Law No.7018 on the approval of the ratification of the Protocol amending the Council of Europe Convention on Mutual Administrative Assistance in Tax Matters was adopted and published in the Official Gazette No. 30071 on May 20, 2017. It allows for the exchange of information, simultaneous tax inspections, cooperation in notifications, and the collection of revenues among signatory states.

In the banking sector, between September 2015 and March 2016, Turkey completed the Regulatory Consistency Assessment Program of Basel Committee. The Turkish banking sector regulations and legislation were reviewed in terms of compliance with the Basel standards and were determined to be in full compliance with current Basel standards. Regarding the banking supervisory and regulatory arrangements and requirements applied to financial institutions, Turkey was declared an “equivalent third country” by the European Commission on December 20, 2016.

Alignment with the EU Acquis has been achieved by the update of share prospectuses’ formats used in public offerings on January 12, 2016. Upon the request of the Capital Markets Board of Turkey to the European Securities and Market Authority (“ESMA”) to recognize equivalency of Turkish share prospectuses under EU legislation, ESMA stated that a prospectus drawn up according to Turkish laws and regulations can constitute a valid prospectus under the Prospectus Directive in its opinion dated February 8, 2016.

Turkey ratified the Convention on Cybercrime of the Council of Europe on April 22, 2014. The convention entered into force on January 1, 2015. This Convention will better implement limitations on illegal internet content, since it streamlined current regulations and provides a sound framework for the use of internet.

Law No. 6461 on Liberalization of Turkish Rail Transport Sector entered into force on May 1, 2013. It liberalizes the rail transport market by opening it to competition and separating the functions of infrastructure managers and railway undertakings.

As a result of the decision of the Constitutional Court, on June 11, 2015, related to the Law on Trade Union and Collective Labor Agreement (adopted on November 7, 2012), the activity threshold entitling trade unions to engage in collective labor agreements was set at 1%. The Constitutional Court (1) on October 22, 2014, removed the precondition of being employed in an establishment with thirty or more workers and having a minimum seniority of six months for workers to apply to the court for termination of the contract because of trade union affiliation, and (2) on October 20, 2015, nullified the provision preventing public employees working in the administrative organization of the Turkish Grand National Assembly from being members of a trade union.

On January 28, 2014, the Human Rights Institution was declared the “national preventive mechanism” under the Optional Protocol to the Convention against Torture and Other Cruel, Inhuman or Degrading Treatment or Punishment, which entered into force on June 15, 2011.

On April 20, 2016, the Law on Human Rights and Equality Institution was adopted. This Law sets the general basis for combating discrimination in Turkey, which also aims to transpose the EU Acquis concerning anti-discrimination on grounds of race and ethnic origin in every area of life and anti-discrimination in employment on grounds of religion, belief, disability, and age. The Human Rights and Equality Institution is acting as an equality body, as required by the EU Acquis.

On June 25, 2015, a new Turkish Industrial Strategy Paper for the years 2015- 2018 was published which aims to meet the closing benchmark for Chapter 20 (Enterprise and Industrial Policy).

The Additional Protocol to the Council of Europe Convention on the Prevention of Terrorism, which was signed by Turkey on October 22, 2015, entered into force on June 1, 2018.

With the amendment of the Turkish Criminal Procedure Law and Law on Execution of Penal and Security Measures, as of January 2013, a defendant can opt to make his or her oral defense in his or her preferred language after the indictment is read and the merits on charges are presented. On April 11, 2013, the Law No. 6458 on Foreigners and International Protection entered into force which is the framework legislation on regular and irregular migrants, foreigners, refugees, and asylum seekers in Turkey and established the General Directorate of Migration Management under the Ministry of Interior. Based on this Law, International conventions and the EU Acquis, the By-law on Procedures and Principles Regarding Obligations of Air Carriers (November 7, 2015), the By-law on Combatting Human Trafficking and Protection of Victims of Human Trafficking (March 7, 2016), and the By-law on the Implementation of the Law on Foreigners and International Protection (March 17, 2016), were established and implemented.

There have been significant developments regarding Chapter 24 - Justice, Freedom and Security. The National Strategy Document against Drugs and Action Plan (2018-2023) was adopted on May 11, 2018 and the updated Action Plan on Organized Crime (2019-2021) was adopted on May 20, 2019.

Law No. 6892 corresponding to the ratification of the Convention for the Protection and Promotion of the Diversity of Cultural Expressions was adopted and published in the Official Gazette No. 30018 on March 25, 2017.

On November 19, 2015, the By-law on the Procedures and Principles of the Implementation of Turkish Qualifications Framework was adopted. Subsequently the Communiqué related to the Turkish Qualifications Framework, which is the annex of the By-law, was published in the Official Gazette No. 29581 on January 2, 2016. Hence, alignment with the EU Recommendation on the establishment of the European Qualifications Framework for lifelong learning (2008/C 111/01) was fulfilled.

On December 9, 2016, TURKSTAT announced that the national accounts had been revised in accordance with ESA 2010. In accordance with the new ESA 2010 standards, administrative registers were integrated to GDP estimates, previous GDP data was re-calculated, supply and use tables for 2012 were prepared, and regional and institutional sector accounts were revised.

Law No. 6769 on Industrial Property which replaced the Decree Laws on trademarks, patents, designs, and geographical indications was published in the Official Gazette No. 29944 on January 10, 2017. The Law aims to achieve further alignment with the EU Acquis and enhance the institutional capacity of the Turkish Patent and Trademark Institution.

In its Action Plan, dated May 18, 2009, which was prepared in order to fulfill the opening benchmark of Chapter 16, Turkey committed to conduct the gradual alignment process for the taxation of alcoholic products, imported tobacco and cigarettes until 2018. In accordance with Turkey’s commitments, tax alignment between high alcoholic beverages (domestic vs imported) had been gradually effectuated since 2009, and the alignment was eventually completed by the Decision of the Council of Ministers No: 2018/11674 published in the Official Gazette No.30412 of May 5, 2018.

The Tobacco Fund ended for imported cigarettes in 2009. For imported tobacco, the rate has been reduced from $150/ton to $0/ton by the Decision of President No.536, which was published in the Official Gazette No.30642 (bis) of December 31, 2018. Turkey therefore eliminated the difference between applicable tax rates on comparable domestic and imported products as foreseen by the Action Plan.

Implementation of the Southeastern Anatolia Project (“GAP”) for development continues. GAP includes a wide array of investment products from agriculture to health, education, and transportation. Within the framework of the GAP Action Plan Phase II for the years 2014-2018, almost TL 26.7 billion (approximately U.S.$12.5 billion) is allocated to the region. Moreover, Konya Plain, Eastern

Black Sea, and Eastern Anatolia development action plans were adopted and have been implemented by their respective development administrations.

The 2010-2014 Anti-Corruption Strategy and its Action Plan has been completed successfully. Turkey is committed to fighting corruption pursuant to the principles of the 2010-2014 Anti-Corruption Strategy.

On June 24, 2011, the Financial Action Task Force (the “FATF”), an inter-governmental global standard setting body responsible for developing and promoting policies to combat money laundering and terrorist financing (“AML/CFT”), identified Turkey among the jurisdictions that have strategic AML/CFT deficiencies. In response, Turkey demonstrated significant progress in combating AML/CFT issues through both legislation and policy implementation and addressed the deficiencies identified by the FATF. The FATF released a Public Statement on Turkey in October 2014. In that Statement, the FATF noted Turkey’s significant progress in improving its AML/CFT regime and that Turkey has established the requisite legal and regulatory framework to meet its commitments in its action plan regarding the deficiencies that the FATF had identified in February 2010. Turkey is, therefore, no longer subject to the FATF’s monitoring process under its on-going global AML/CFT compliance process.

Turkey has been evaluated by the FATF three times during its time as an FATF member country, which began in 1991. Following Turkey’s exit from FATF’s monitoring process for the third round of mutual evaluations in 2014, Turkey has commenced preparations for a fourth round of FATF mutual evaluations in accordance with new FATF standards. On October 21, 2016, a Prime Ministry Circular was published in the Official Gazette No. 29864 relating to organizational issues surrounding assessing AML/CFT risks and preparations for a new FATF evaluation. Accordingly, Turkey has taken several measures to ensure its compliance with the new FATF standards. The Financial Crimes Investigation Board (“MASAK”) has been authorized to coordinate the preparations.

Turkey has passed several legislative amendments in order to bring Turkey’s AML/CFT regime into compliance with FATF’s standards. Measures have been taken to prevent criminals from holding management positions at real estate agencies, as required under Article 6(1)(5) of the Regulation on Trade of Immovables (Official gazette No. 30422 on June 5, 2018), and similar measures have been taken with regards to Authorized Exchange Offices, as required under Article 6(1)(d)(2) of the Communique No. 2018-32/45 (Official Gazette No. 30317, January 30, 2018). Additionally, relevant data and statistics have been gathered from the judicial, law enforcement, and administrative authorities that have supervision, inspection and regulation powers with regard to AML/CFT issues. Common risk factors were then identified through a holistic analysis of this data. The most common risk factors were then evaluated and prioritized based on this analysis. The National Risk Assessment (“NRA”) Project, which aims to identify, analyze, and evaluate money laundering and terrorist financing risks, was launched. In December 2018, Turkey has prepared its first NRA report and submitted it to the FATF Secretariat.

The fourth round of FATF’s mutual evaluation of Turkey began in June 2018. The NRA submission to the FATF was a component of the assessment. Afterwards, Turkey submitted its contributions with regard to technical compliance and effectiveness reports to the FATF Secretariat in accordance with the FATF Document titled “Procedures for the FATF Fourth Round of AML/CFT Mutual Evaluations”. Between March 5, 2019 and March 21, 2019, an onsite visit was made to Turkey by the assessment team comprised of other FATF member states’ experts and the FATF representatives in charge. Subsequently, draft technical compliance and effectiveness reports, which are confidential, have been prepared by the assessment team and Turkey has sent its views back. This exchange of views process will go on until Turkey’s Mutual Evaluation Report will have been adopted by the FATF Plenary in October 2019 in accordance with the FATF procedures. The adopted report will be published in the FATF’s web site.

Progress Reports

Since 1998, the European Commission annually publishes its regular Progress Reports on Turkey, as well as the Enlargement Strategy Paper, which evaluate developments in all candidate and potential candidate countries.

The 2014 Progress Report on Turkey and the 2014-2015 Enlargement Strategy were published on October 8, 2014. The Report specifically references Turkey’s positive actions implementing legislation within the Democratization Package framework and praises Turkey’s constructive approach outlined in the Solution Process. The Report indicated that the adoption by Turkey of the Action Plan on Prevention of ECHR Violations was a critical step in the democratization process. The humanitarian assistance provided by Turkey to 1.5 million Syrians fleeing violence across the border was also praised in the Report. The Report also indicated that the growth of the economy since 2011 affirms the strength and resilience of the economy against the global economic shocks. With regard to alignment with the EU Acquis, the Progress Report confirmed that progress has been made at various levels in 30 of the 35 negotiation chapters. The Progress Report also indicated that Turkey has reached advanced level of alignment in 26 of these chapters.

The 2015 Progress Report on Turkey and EU Enlargement Strategy were published on November 10, 2015. The Report refers to the positive developments in cooperating on foreign and security policy, including counter-terrorism, the Joint EU-Turkey Action Plan for refugees and migration management, the High Level Energy Dialogue, modernization and extension of the Customs Union, and visa liberalization. The humanitarian aid and support provided to millions of refugees from Syria and Iraq was also praised in the Report. The Report confirmed that the high turnouts at the general elections in June and November are a clear sign of the strength of Turkish democracy. The Report criticized the judicial system, rule of law, and freedom of expression, assembly and the media. With regard to the economic criteria, the Report indicates that there is an increasingly high level of commercial and economic integration between Turkey and the EU. It also underlined that Turkey has a functioning market economy, noting Turkey’s high capacity to deal with competitive pressure and market forces despite some macroeconomic imbalances. The Report recommended accelerating structural reforms for long-term growth. With respect to the alignment with the Acquis in the past year, the European Commission has confirmed that Turkey has achieved various levels of progress beyond what was achieved in 2014, in 27 Chapters out of 35.

The 2016 Progress Report on Turkey and the EU Enlargement Strategy were published on November 9, 2016. The Report noted the positive developments in cooperation on foreign and security policy, including counter-terrorism, the Joint EU-Turkey Action Plan for refugees, and migration management. The humanitarian aid and support provided to millions of refugees from Syria and Iraq was also praised in the Report. In the Report, the EU condemned the coup attempt and expressed its unconditional support for the democratic institutions in Turkey. The Report criticized the judicial system, rule of law, and freedom of expression, assembly and the media. With regard to the economic criteria, the report highlighted the economic development of Turkey and the existence of a functioning market economy within the framework of Copenhagen criteria. It noted that the advanced economic integration between Turkey and the EU continued to develop and that Turkey had become the fifth largest trade partner of the EU. The section of the report on “the ability to assume the obligations of membership”, which is an important dimension of the Turkey-EU accession process confirmed the Turkish Government’s political determination in the process of harmonization with the EU Acquis. With regard to alignment with the EU Acquis, the progress report confirmed that progress has been achieved at various levels in 26 of the 35 chapters. With reference to the overall level of alignment, the progress report indicated that the alignment is advanced in 30 of the chapters.

The Commission published the Enlargement Strategy and Progress Report covering the 2017 year (the “Report”) on Turkey and EU Enlargement Strategy on April 17, 2018. The Report noted that Turkey is a key partner for the EU and a candidate country, with which dialogue at high level and cooperation in areas of joint interest have continued, including support to Syrian refugees. The Report underlined the high-level visits and Leaders’ meetings in May 2017 and March 2018. It praised the high-level dialogues on foreign and security policy, counter terrorism, energy, transport, and economy. The Report commended that Turkey continue to make outstanding efforts to provide shelter over 3.5 million refugees from Syria and approximately 365,000 refugees from other countries. The Report underlined that the cooperation with the EU on migration continued to deliver concrete and remarkable results in reducing irregular and dangerous crossings and in saving lives in the Aegean Sea. The Report condemned the attempted coup of July 2016 and acknowledged Turkey’s need to take swift and proportionate action. The Report noted that Turkish economy is well advanced and considered Turkey a functioning market economy. Turkey remains the fifth largest trade partner of the EU and the EU is the first largest trade partner of Turkey. It stated that the economy, supported by government stimulus measures, achieved strong growth in 2017, however, remains vulnerable unless Turkey addresses macro-economic imbalances, conducts further structural reforms, and improves the business environment. The Report confirmed that Turkey has made progress and has a good level of preparation to cope with the competitive measures and market forces within the EU. It underlined that Turkey’s economy is well-integrated with the EU market in terms of both trade and investment. The Report underlined importance of the Commission’s proposal to the Council for an extension and modernization of the EU-Turkey Customs Union, which would be mutually beneficial. Regarding Turkey’s ability to assume the obligations of membership in the EU, the Report noted that Turkey continues to align with the Acquis albeit in a limited pace. The Report confirmed that progress has been achieved in 20 chapters and further indicated that in 22 chapters, Turkey’s alignment with the Acquis is good.

Economic Criteria

The European Commission has considered Turkey a functioning market economy in all its annual Progress Reports since 1998. The recent Progress Reports have highlighted Turkey’s robust financial sector, public finances, and resilience of the Turkish economy, with a special emphasis on its sustained growth rate despite a difficult international economic environment.

In January 2018, Turkey submitted its Economic Reform Program (“ERP”) for the 2018-2020 period, which replaced the Pre-Accession Economic Program. The ERP was prepared based on the 2018-2020 Medium Term Program.

The Turkish economy grew by 5.2% in 2014, 6.1% in 2015, 3.2 % in 2016, 7.4% in 2017 and 2.6% in 2018. According to the ERP, Turkey’s economy is expected to grow by 2.3% in 2019 and 3.5% and 5.0% in 2020 and 2021, respectively. The year-end consumer price inflation rate was 8.2% in 2014, 8.8% in 2015, 8.5% in 2016, 11.9% in 2017 and 20.3% in 2018. According to ERP, inflation is expected to be 18.4% in 2019, 13.3% in 2020, and 7.9% in 2021. Turkey’s unemployment rates were 9.9% in 2014, 10.3% in 2015, 10.9% in 2016 and 2017 and 11% in 2018. Unemployment rate is expected to be 12.1% in 2019, 11.9% in 2020 and 10.8% in 2021. Current account deficit/GDP ratio figures were 4.7% in 2014, 3.7% in 2015, 3.8% in 2016,5.6% in 2017 and 3.5% in 2018. ERP forecasts the current account deficit/GDP ratio as 3.3%, 2.7% and 2.6% in 2019, 2020 and 2021, respectively.

Updating of the Customs Union

For Turkey, the Customs Union is considered a stepping stone supporting and complimenting the accession process, rather than an alternate path to Turkey’s EU membership. The reason Turkey entered into such an asymmetric structure was that there was an expectation of EU membership within a foreseeable period of time. Because Turkey has yet to achieve EU membership and the systemic problems within the Customs Union continue to exist, Turkey and the EU have agreed to update the Customs Union.

With the updated package, Turkey expects sound and sustainable solutions to the structural problems due to the asymmetries of the Customs Union and an extension of trade relations to new areas which will boost bilateral trade relations. Turkey’s main expectations are the removal of existing barriers hindering free movements of goods such as road quotas and inclusion of Turkey in EU’s policymaking mechanisms in areas directly related with the Customs Union which would enable Turkey to benefit simultaneously from the Free Trade Agreement concluded by the EU.

The European Commission asked the Council for a mandate to launch negotiations regarding the modernization of Turkey-EU Customs Union on December 21, 2016. Once the Commission is granted the mandate, the negotiations are expected to be launched.

Financial Assistance

The Instrument for Pre-Accession Assistance (“IPA”) is the main financial instrument for providing EU support in implementing reforms to move towards EU membership. Financial assistance under the second period of IPA covering the years 2014-2020 (“IPA II”) is given for the following four specific objectives: (a) support for political reforms, (b) support for economic, social and territorial development, (c) strengthening the ability of the beneficiary country to fulfill the (future) obligations stemming from membership in the EU by supporting progressive alignment with the EU Acquis, and (d) strengthening regional integration and territorial cooperation.

Under these four main objectives, in line with the revised version of the Indicative Strategy Paper for Turkey adopted on August 10, 2018 setting out the priorities for EU financial assistance for the period 2014-2020, EU’s pre-accession support addresses the seven priority sectors as (a) Democracy and Governance, (b) Rule of Law and Fundamental Rights, (c) Environment, Climate action and Energy, (d) Transport, (e) Competitiveness, Innovation, Agriculture and Rural Development, (f) Education, Employment and Social Policies, and (g) Territorial Cooperation. These priorities are the basis for sector programs promoting not only political but also structural reforms, allowing more targeted assistance and improving the impact of financial assistance.

The pre-accession funds allocated to Turkey between the years 2014-2020 amount to €4.45 billion. As a result of the recent cuts, the total support provided has been reduced to €3.4 billion.

In order to use these funds, financing agreements between the European Commission and Turkey are required to be signed. The Financing Agreements of the Programmes for the years 2014-2017 have been signed and entered into force. More than half of the funds allocated under IPA II are now being implemented by their respective line ministries which were entrusted with the budget implementation task by the European Commission.

The total funds in the period 2021-2027 of IPA are increased from €12.8 billion to €14.5 billion in comparison with the previous period. In the new IPA period there will be no fund allocations for countries. There will be 5 windows: (a) Rule of Law, Security and Migration, (b) Governance and Structural Reforms, (c) EU Policies and People to People Communication, (d) Investments for Growth and Employment, and (e) Territorial and Cross Border Cooperation. Following the release of strategy and programming documents of the new IPA period, studies on sectoral priorities will be completed.

Civil Society Sub-Sector

The IPA continues to be the most dynamic element of EU-Turkey relations and is going on to become successfully implemented. One of the most important developments in the period 2014-2020 of the IPA is the definition of civil society as a sub-sector, or put another way, a priority area. Thereby, “civil society” has been accepted as a separate sector, just as energy, environment, transportation or agriculture. It now has a framework with a strategy, priorities and a budget for the 2014-2020 period of the IPA. A much more effective support for Turkey’s EU harmonization process is aimed through financial assistance to this newly defined sector.

After civil society being defined as a sub-sector in the scope of IPA, and the Directorate for EU Affairs (“DEUA”) being designated as the lead institution in this sector, the projects developed in this area will become some of the more important items on the agenda of the DEUA until 2025 or so, considering their implementation processes as well. The DEUA will support projects under 4 main priorities:

1.	Strengthening public-civil society dialogue,

2.	Improving the legal framework for civil society,

3.	Strengthening the capacities of CSOs,

4.	Enhancing civil society dialogue.

The implementation process for the various projects started in 2018 and 2019 and around €65 million is allocated for supporting Turkish civil society. Under the sector, various projects are under implementation for increasing the capacity of public institutions and civil society organizations, supporting public-CSO cooperation, increasing the capacity at local levels, providing scholarships, and supporting civil society dialogue between Turkey and EU.

The preparation process for follow-up projects is ongoing, with an envelope of around €40 million. The implementation process of these projects will start in 2020.

As a result of these efforts some major achievements have been reached, as explained below.

●	The civil society sector has been handled as a separate field for the first time in the preparations of the 11th Development Plan, which is the most important document in the planning of the Turkish government.

For the purpose of forming an organization in compliance with our deep-rooted civil societal history and the emerging developments, both in terms of quantity and quality in the field of civil society, the Directorate General of Civil Society Relations was established in the central organization as of October 9, 2018. Establishment of the Directorate of Civil Society Relations will serve for strengthening coordination and cooperation among public sector and civil society organisations, enhancing the efficiency of the CSOs and their quality of service, as well as ensuring efficient and effective service to the civil society.

EU Process at the Local Level

In accordance with the Ministry of Interior Circular No. 2010/6 of January 26, 2010, the EU Provincial Advisory and Steering Committees were formed, one Deputy Governor was appointed as the Provincial EU Permanent Contact Point, and EU Offices were established in 81 provinces. The Deputy Governors chair the committees’ meetings and also disseminate EU-related information throughout the provinces. Between 2014 and 2018 many meetings were held at the local level.

The local offices of the DEUA in Istanbul, İzmir, and Antalya work closely with the EU Offices and act as a guide through harmonization and implementation of the EU Acquis at the local level by both implementing EU projects and carrying out different activities targeting public institutions, local administrations, and CSOs. The Technical Assistance to the Directorate for EU Affairs for Strengthening the Capacity of Grassroots NGOs and Public-CSO Cooperation at Local Level Project was carried out by the Izmir and Antalya local offices in 2017. The global objective of the project was to strengthen the role and coordination of the DEUA in capacity building of local grassroots NGOs and strengthening public-Civil Society Organizations cooperation at a local level in accordance with the EU accession process. This technical assistance project entailed two main components: training activities (including capacity building) and communication activities. Nearly €190 million have been allocated to the Civil Society sub-sector for IPA II period and the DEUA continued programming activities for this sub-sector working in close cooperation with potential beneficiary institutions during 2018. The Civil Society Support Programme-I (CSSP-I), including CSO Partnerships and Networks on Strengthening Cooperation Between Public Sector and CSOs Grant Scheme and Grassroots CSOs Grant Scheme, has gotten off the ground in 2018. Nearly € 4.6 million have been allocated to 48 grant projects through the programme. The objective of the programme is to support the development of civil society through more active democratic participation in policy and decision making processes. The programme is foreseen to be concluded in 2020.

EU-funded project “Town Twinning between Turkey and the EU”, has gotten off the ground in 2018 with the participation of the Ministry of Interior, the Union of Provinces, and the Union of Municipalities of Turkey. The overall objective of the project is to increase administrative capacity at a local level in Turkey’s EU accession process. The project has two components: technical assistance and a grant scheme. During 2018 capacity building trainings have been carried out under the technical assistance component and nearly €2.6 million have been allocated to 23 grant projects under the grant component. The project is foreseen to be concluded in 2020.

Changes at the Ministry of EU Affairs/Directorate for EU Affairs

On July 15, 2018, the “Ministry of EU Affairs” was restructured and reorganized by Presidency Decree No 4 published in the Official Gazette No. 30479 and affiliated under the Republic of Turkey’s Ministry of Foreign Affairs and given the new title “Directorate for EU Affairs”.

The United States

As allies within NATO and strategic partners for over 65 years, Turkey and the United States (the “U.S.”) enjoy a relationship of fundamental importance based on shared values and interests, as well as the desire to promote peace, stability, and prosperity around the globe. The relationship between Turkey and the U.S. at NATO has historically been a testament to broader solidarity, partnership, and cooperation between the two countries. This strong pillar is also representative of the strong contribution the two countries made to the security and defense of Europe and beyond.

Turkey and the U.S. together face a host of international challenges of major significance. Turkey-U.S. cooperation makes substantial contributions to efforts aimed at achieving global and regional peace, stability and prosperity. The U.S. is Turkey’s main military export-import partner. While defense ties form the bedrock of the relationship between the two countries, there have also been improvements in bilateral trade and economic relations.

Turkey and the U.S. cooperate on a wide range of issues and complex international challenges such as the fight against terrorism, the Syrian conflict, Iraq and the migration crisis, energy supply security, nuclear non-proliferation, and global economic developments.

Turkey expects the same level of cooperation from the U.S. regarding the existential threats to its national security. The U.S. approach to FETÖ, the terrorist organisation responsible for the coup attempt on July 15, 2016, and PYD/YPG, PKK affiliates in Syria, is an issue of concern for bilateral relations. Turkey hopes to see concrete steps taken by the U.S. to address its national security concerns. Turkey believes the U.S. reaction over the acquisition of the S-400 missile system undermines the spirit of alliance, which is deep-rooted and based on common values and mutual interests. It ignores the rightful and legitimate reasons behind the steps taken by Turkey for its national security. Turkey remains open and ready for dialogue in order to find a common ground on this issue. In line with the close dialogue and partnership between the countries and their leadership, Turkey stands ready to work together with the U.S. to overcome outstanding issues in bilateral relations and to further strengthen this strategic partnership.

Between 2014 and 2018, high-level visits and contacts between Turkey and the U.S. intensified. Foreign Minister Çavuşoğlu met with the former U.S. Secretary of State Kerry in several occasions, including the Meeting of the Global Coalition to Counter ISIL in London in January 2015, the Association of Southeast Asian Nations (“ASEAN”) Foreign Ministers’ Meeting in Malaysia in August 2015, the UN General Assembly in 2015, the G-20 Summit in Antalya in October 2015, and the NATO Foreign Ministers’ Meeting in Brussels in December 2015. Minister Çavuşoğlu met with Secretary of State Kerry during his visit to Washington in May 2015. President Erdoğan met with President Obama during the G-20 Antalya Summit and the World Climate Summit in Paris.

Former U.S. Vice President Biden visited Turkey in January and August 2016 and former Secretary of Defense Ashton Carter in October 2016. Foreign Minister Çavuşoğlu paid a working visit to the U.S. from March 27-29, 2016. He also accompanied President Erdoğan during his visit to the U.S. to attend the Nuclear Security Summit held in Washington, D.C. from March 31 to April 1, 2016. During the visit, Minister Çavuşoğlu met with former U.S. Secretary of State Kerry and the President’s former National Security Advisor Susan Rice to discuss bilateral relations and regional issues. In September 2016, President Erdoğan met with President Obama during the G-20 Summit in Hangzhou and Vice President Biden in New York during the UN General Assembly.

Foreign Minister Çavuşoğlu visited Washington in January 2017 to participate in the presidential inauguration ceremony of U.S. President Donald Trump. High level contacts and visits continued during the rest of 2017. Former U.S. Secretary of State Rex Tillerson paid a visit to Turkey in March 2017 and met with Foreign Minister Çavuşoğlu and was received by President Erdoğan. Upon President Trump’s invitation, President Erdoğan paid a visit to Washington from May 15-16, 2017. Following this visit, President Erdoğan and President Trump met on May 25, 2017 in Brussels during the NATO Summit and in July 2017 during the G20 Summit in Hamburg. During the 22nd World Petroleum Congress, former U.S. Secretary of State Tillerson paid a visit to Turkey and met with Minister Çavuşoğlu on July 9, 2017.

In September 2017, President Erdoğan met with President Trump in New York during the 72nd UN General Assembly. The then Prime Minister Binali Yıldırım visited Washington and New York from November 7-10, 2017 to hold meetings with U.S. Vice President Mike Pence. Foreign Minister Çavuşoğlu and former U.S. Secretary of State Tillerson held a bilateral meeting in December 2017 during the meeting of NATO Foreign Ministers in Brussels.

In January 2018, Foreign Minister Çavuşoğlu met former U.S. Secretary of State Rex Tillerson on the sidelines of Foreign Ministers’ Meeting on Security and Stability on the Korean Peninsula held in Vancouver. Former U.S. Secretary of State Tillerson paid a visit to Turkey the same month and met Foreign Minister Çavuşoğlu and was received by President Erdoğan. During this visit, Turkey and the U.S. agreed to set up a Working Group to discuss outstanding issues in bilateral relations.

High-level contacts and visits between the two countries continued during the rest of 2018. President Erdoğan and President Trump met in December during the G20 Summit in Buenos Aires. Foreign Minister Çavuşoğlu and U.S. Secretary of State Mike Pompeo met

on several occasions, including on the margins of the NATO Foreign Ministers’ Meeting in Brussels in April and December, during Minister Çavuşoğlu’s visits to Washington in June and November, and on the sidelines of the ASEAN Foreign Ministers’ Meeting in Singapore in August. U.S. Secretary Pompeo visited Turkey in October 2018 and met Foreign Minister Çavuşoğlu and was received by President Erdoğan.

From 2012-2014, the U.S. issued a waiver to Turkey from certain U.S. extraterritorial sanctions against Iran that otherwise might have applied by reference to Turkish imports of Iranian crude oil. The waiver was later superseded by additional sanctions relief under the Joint Plan of Action with Iran, enabling Turkey, among other countries, to continue purchasing its then-current average amounts of such crude oil from January 20, 2014 forward, subject to the non-involvement of the U.S. financial system and other U.S. elements in those transactions. As of January 16, 2016, which was “Implementation Day” under the Joint Comprehensive Plan of Action agreed with Iran in July 2015, the relevant U.S. extraterritorial sanctions against Iran were lifted, leaving in place only the primary sanctions that prohibit the involvement of U.S. elements in Iran-related oil transactions.

The U.S. Administration withdrew from the Joint Comprehensive Action Plan May 8, 2018 and re-started imposing sanctions on Iran as of August 7, 2018 in some sectors. The second batch of sanctions in the energy sector entered into force on November 4, 2018. Turkey had officially requested exemptions from the U.S. Administration regarding the sanctions to be imposed on Iran. Tüpraş, Turkey’s sole oil importer, reduced its oil imports from Iran radically, starting from May 2018. After extensive bilateral talks, the U.S. approved granting a Significant Reduction Exception (SRE) to Turkey, alongside other seven large buyers of Iranian oil, until May 2, 2019.

The U.S. is one of the major trade partners of Turkey. The bilateral trade volume between Turkey and the U.S. was U.S.$20.7 billion in 2017 and U.S.$20.73 billion in 2018. Turkish exports to the U.S. were U.S.$8.3 billion in 2018 (compared with U.S.$6.3 billion in 2014, U.S.$6.4 billion in 2015, U.S.$6.6 billion in 2016 and U.S.$8.6 billion in 2017), mainly composed of iron and steel, road transportation vehicles, and textile fiber and its products. The total import volume was U.S.$12.43 billion in 2018 (compared with U.S.$12.7 billion in 2014, U.S.$11.1 billion in 2015, U.S.$10.9 billion in 2016 and U.S.$12.1 billion in 2017). Iron ore and metal scraps, textile fiber, and other transportation vehicles are the major import items of Turkey from the U.S. Furthermore, Turkey is the largest importer of U.S. liquefied natural gas (“LNG”) in Europe. U.S. LNG constituted 1.5% of Turkey’s total natural gas imports in 2018.

Approximately 1,900 U.S. companies have invested in or do business in Turkey. Between 2012 and 2018, U.S. companies invested U.S.$11.8 billion in Turkey. The U.S. ranks second in inflows behind the Netherlands. U.S. investments amounted to U.S.$171 million in 2017 and U.S.$446 million in 2018. The U.S. Chamber of Commerce has chosen its second overseas representative mission to be located in Istanbul.

In the same period, Turkish companies’ investments in the U.S. amounted to U.S.$5.69 billion. Turkish companies invested U.S.$900 million in the U.S. in 2018. Approximately 171 Turkish companies have investments or do business in the U.S.

Turkish-American Business Council, established in 1985, is the first business council established under the auspices of Foreign Economic Relations Board of Turkey. Turkish-American Business Council’s Annual Conference on Turkish-U.S. relations was held in Washington on April 14-16, 2019, which focused on a variety of sectors, including defense, secure 5G, trade, environment, construction, cyber security, energy and R&D.

There are several mechanisms established for bringing economic trade and investment relations to a level proportionate to political and security relations between the two countries, such as the Framework for Strategic Economic and Commercial Cooperation (signed in 2010) (the “FSECC”), the FSECC Business Council (launched in 2011), the Economic Partnership Commission (which held its 11th meeting in 2015), and the Trade and Investment Framework Agreement (signed in 1999 and held its 10th meeting from September 12-13, 2017).

Russia

Bilateral political dialogue between Turkey and Russia has continued in 2018. While Turkey and Russia differ on a number of international issues such as Crimea, Georgia, and Nagorno-Karabakh, the two countries keep their channels of dialogue open and cooperate where possible.

On April 3, 2018, President Erdoğan visited Moscow for the Russia-Turkey High-Level Cooperation Council (“HLCC”) meeting where the two countries signed a number of documents and several memoranda of understanding. On September 7, 2018, President Erdoğan met Russian President Vladimir Putin in Tehran during the third trilateral meeting of the heads of state of the Astana guarantors. On September 17, 2018, President Erdoğan met President Putin in Sochi. On October 27, 2018, President Putin visited Turkey to participate in a summit meeting on Syria between Turkey, Russia, Germany and France. On the margins of the summit meeting, the two leaders exchanged views on regional and international issues, including the joint fight against terrorism and the situation in Syria.

Economy, trade, and energy relations are the driving force of Turkish-Russian relations. Bilateral trade was U.S.$22.2 billion by the end of 2017 and U.S.$25.7 billion in 2018. The share of Turkey’s natural gas import from Russia in 2018 was nearly 48% (down from 52% in 2017) and the share of Turkey’s crude oil import from Russia was 9% in 2018.

Reciprocal investments have exceeded U.S.$10 billion each as of the end of 2018. This excludes the Akkuyu nuclear power plant project being built in Turkey, valued at approximately U.S.$20 billion.

The Intergovernmental Agreement between Turkey and the Russian Federation concerning the TurkStream Pipeline Project was signed on October 10, 2016 and came into force on February 21, 2017. The Agreement provides the possibility for the construction of two pipelines. The construction of the offshore part of the project was completed in November 2018. The first pipeline (TurkStream-1), which will supply gas to the Turkish market, is expected to become operational by the end of 2019.

Work related to the Akkuyu Nuclear Power Plant project is ongoing in accordance with the contractual commitments inscribed in the Intergovernmental Agreement signed on May 12, 2010. The groundbreaking ceremony to mark the start of construction on the nuclear power plant was held in Ankara on April 3, 2018 during President Putin’s visit. Full construction permit for the first reactor was issued in April 2018 and limited construction permit for the second reactor was issued in December 2018. The first reactor of the power plant is scheduled for commissioning in 2023.

Tourism constitutes another important aspect of Turkish-Russian bilateral relations. In 2018, 5,986,184 Russian tourists visited Turkey.

Another field of economic cooperation is the construction sector. Turkish construction companies have completed various projects in Russia, the total value of which has surpassed U.S.$60 billion by the end of 2018.

The Balkans

Turkey’s policy towards the Balkans is guided by the principles of “regional ownership” and “inclusiveness” and is based on four main pillars: security for all, high-level political dialogue, economic interdependence, and the preservation of the multi-ethnic, multi-cultural, and multi-religious social fabric of the region. In addition to having a shared history and culture, Turkey has a joint vision with the Balkan countries based on common goals and integration with Euro-Atlantic institutions.

Apart from political support, Turkey also provides assistance to the countries of the region in various areas including economy, energy, culture, education, military, and security through its relevant public institutions, municipalities, non-governmental organizations (“NGOs”), and universities.

Turkey has played a leading role in launching major initiatives such as the South-Eastern European Cooperation Process (“SEECP”), the only major initiative started within the region, its operational arm, the Regional Cooperation Council, and the Multinational Peace Force Southeast Europe/South-Eastern Europe Brigade. Turkey assumed the Chairmanship for the period of 2015-2017 within the Southeastern Europe Defense Ministerial Process. Turkey continues to be active within the Southeast European Law Enforcement Center as well.

The Trilateral Mechanisms bring the parties together to engage in joint projects intended to strengthen the dialogue and contribute to regional peace, stability, and cooperation. The first meeting of the Trilateral Trade Committee was held in Ankara with the participation of Ministers of Economy from August 17-18, 2015. The second meeting of the Trilateral Trade Committee was held in Belgrade on October 19, 2015, followed by a Business Forum, organized in Sarajevo the next day. The third meeting of the Committee was held in Istanbul on October 26, 2016. In the framework of the trilateral consultation mechanisms, the Foreign Ministers of Turkey, Bosnia-Herzegovina and Serbia, met in Belgrade on December 6, 2017, whereas the Foreign Ministers of Turkey, Bosnia-Herzegovina and Croatia met in New York in the margins of UN General Assembly meeting on September 21, 2017.

During 2017, several reciprocal high-level visits took place, including the visits from Bosnian Member of the Bosnia Herzegovina Presidential Council and Prime Minister of Bulgaria to Turkey. President Erdoğan visited Serbia in 2017. In 2018, 32 reciprocal high-level visits occurred, out of which 15 were at the Presidential level.

Turkey’s overall trade volume with the countries of this region (Albania, Bosnia-Herzegovina, Bulgaria, Croatia, Kosovo, North Macedonia, Montenegro, Romania, Serbia, and Slovenia) surpassed U.S.$16 billion in 2017. Turkey’s overall trade volume with the region increased by 5% to U.S.$17 billion in 2018. The top three countries are Romania (U.S.$6.3 billion), Bulgaria (U.S.$5.1 billion), and Slovenia (U.S.$1.7 billion).

Located on the transit route between Turkey and the Western European countries, the Balkans offer significant opportunities for Turkish investors. Turkish companies’ interest towards the region continues to grow.

Tourism constitutes an important dimension of the countries’ economic-commercial relations. Turkey is one of the most favored destinations for the tourists from the Balkan countries and received four million tourists from the region in 2018. Additionally, increasing social contacts have positive effects on the countries’ economic relations.

The Turkish Cooperation and Coordination Agency (“TİKA”) has implemented more than 3,000 projects in order to contribute to the development of the Balkan countries, excluding Greece. The total value of TİKA projects at the region amounts to approximately €2.0 billion.

Greece

Since 2009, Turkey and Greece have furthered their efforts to improve bilateral relations. Furthermore, on February 11, 2016, NATO started to assist with the refugee and migrant crisis by participating in international efforts in the Aegean Sea as the result of a joint proposal developed by Turkey, Germany, and Greece.

The High Level Cooperation Council (“HLCC”) model, which was set up in 2010, brings together all relevant Ministers from both countries in the form of a joint cabinet meeting to discuss issues and develop a joint vision under the guidance of the two Prime Ministers. The fourth meeting of the HLCC was organized in Izmir on March 8, 2016. (last meeting) A total of 54 agreements, MoUs, and protocols have been signed at HLCC meetings between Turkey and Greece in various fields with a view to enhancing cooperation in a wide-range of fields such as transport, energy, irregular migration, culture, agriculture, and health. At the fourth meeting, both sides agreed to take steps to implement the Izmir-Thessaloniki Ro-Pax ferry line and the Istanbul-Thessaloniki high-speed train projects.

High-level visits have also picked up momentum over the last couple of years. President Erdoğan paid an official visit to Greece, including Athens and Komotini, on December 7 and 8, 2017. This was the first official visit at the head of state level between Turkey and Greece since 1952. In 2018, meetings between the Ministers of Foreign Affairs and other Ministers of both countries took place during official visits and on the margins of international events. President Erdoğan received Greek Prime Minister Alexis Tsipras in the margins of the NATO Summit held on July 11-12, 2018 and the UN General Assembly on September 25, 2018.

Furthermore, political consultations were held in Athens on February 29, 2016, in Ankara on January 26, 2017, and in Athens on June 9, 2017 between the Undersecretary/Secretary General of the two Foreign Ministries. The 60th exploratory talks were held in Athens on March 1, 2016.

The countries’ mutual desire to bridge differences through dialogue and promote cooperation has had a positive impact on other dimensions of bilateral relations, such as trade, economy, and tourism. The establishment of the HLCC mechanism in 2010 in particular also paved the way for a substantial increase in commercial relations. The bilateral trade volume thus doubled between 2010 and 2014, reaching U.S.$5.6 billion by the end of 2014. Although the bilateral trade volume decreased in 2015 and 2016, it gained momentum in 2017 (U.S.$3.5 billion), reaching U.S.$4.18 billion in 2018.

The amount of Greek foreign direct investment in Turkey, with the banking sector taking the lead reached U.S.$6.8 billion by the end of 2015. This figure decreased to U.S.$6.1 billion by the end of 2016. Part of this decline was due to the Greek National Bank selling 99.81% of its stake in its subsidiary Finansbank in Turkey on June 15, 2016 to Qatar National Bank for €2.75 billion to comply with conditions of a European Union bailout. The total of Turkish companies’ investments in Greece was approximately U.S.$500 million by the end of 2016.

In the field of energy, the Trans-Anatolian Natural Gas Pipeline (“TANAP”) and Trans Adriatic Pipeline (“TAP”) to be connected at the Turkish-Greek border, are major chains of the Southern Gas Corridor that the EU and Turkey have been strongly supporting. These projects will contribute to the energy security of the EU and Turkey. TANAP was inaugurated in Eskişehir on June 12, 2018 and was connected to TAP in November 2018. TANAP project is scheduled for completion within the year 2019. Gas supply to Europe is expected to start after the completion of TAP.

In 2015, 1,153,046 tourists from Turkey visited Greece and 755,414 tourists from Greece visited Turkey. In 2016, however, 785,905 tourists from Turkey visited Greece, while Turkey attracted 593,150 tourists from Greece. In 2017, around 921,000 tourists from

Turkey visited Greece. In the same year, Turkey attracted almost 595,000 tourists from Greece. In 2018, around 781,000 tourists from Turkey visited Greece, whereas Turkey received about 665,000 Greek tourists.

The simplified visa procedure for Turkish tourists to visit the seven Greek islands close to Turkish shores (in effect since 2012), has been instrumental in the increase of the number of Turkish tourists to Greece.

Turkey and Greece are also intensifying their cooperation in the transportation sector. Currently, Turkish airline operators are conducting 54 flights a week between Turkey and Greece.

Cyprus

Developments in the Cyprus Settlement Process

The then President of the Turkish Republic of Northern Cyprus (TRNC), Mr. Eroğlu, and the Greek Cypriot leader Mr. Anastasiadis met on February 11, 2014 to resume the comprehensive settlement negotiations under the auspices of the UN, issuing a joint statement that referred to “structured” negotiations to be carried out in a “result-oriented” manner, focusing on unresolved core issues.

Following the resumption of the negotiations, cross-visits of the then Turkish Cypriot Negotiator Mr. Özersay and Greek Cypriot Negotiator Mr. Mavroyiannis to Athens and Ankara, respectively, took place on February 27, 2014.

After February 11, 2014, the Turkish Cypriot side exerted utmost effort to secure the existing convergences and to build upon them. In the meantime, former Norwegian Minister of Foreign Affairs, Mr. Espen Barth Eide, was appointed as the new Special Advisor of the UN Secretary-General for Cyprus in August 2014.

Just as a basic agreement was reached to move to the next phase of structured negotiations in September 2014, the Greek Cypriot side commenced offshore drilling activities in their claimed license areas, which overlap with those of the Turkish Cypriots. The Turkish Cypriots declared that they would take countermeasures to protect their equal and inherent rights over the resources of the whole continental shelf of the Island.

After Turkish Cypriot Presidential elections were held in April 2015 and Mr. Mustafa Akıncı was elected President, the comprehensive settlement negotiations resumed on May 15, 2015. From November 2015 onwards, the negotiations intensified.

In the following one and a half years, considerable progress was achieved in the Economy and the EU chapters while divergences remained in the Governance and Power Sharing chapter. Detailed talks on the Property chapter continued. The chapters of Territory and Security and Guarantees were to be taken up in the final stage of the negotiations.

The negotiations entered a critical phase with the convening of the Conference on Cyprus on January 12, 2017 in Geneva, with the participation of the Turkish and Greek Cypriot leaders, the Foreign Ministers of Turkey, Greece, and the United Kingdom as the Guarantor powers, as well as the European Union as an observer. In a statement issued at the end of the single-day Geneva session of the Conference, the establishment of a deputy-level working group was agreed upon with the task of identifying specific questions and the instruments needed to address them. This working group subsequently met at Mont Pèlerin, Switzerland, from January 18-19, 2017.

The statement following the Geneva session of the Conference on Cyprus also foresaw, in parallel to the aforementioned working group, the continuation of the negotiations on outstanding issues in the other chapters between the two sides in Cyprus. In the following period, however, these negotiations stalled for two months after the Greek Cypriot Parliament passed a decision on February 10, 2017 to commemorate the 1950 “Enosis” (union with Greece) plebiscite in Greek Cypriot public schools.

The second and final session of the Conference on Cyprus convened in Crans-Montana from June 28, 2017 to July 7, 2017. Despite Turkey’s and the Turkish Cypriots’ constructive attitude and tremendous efforts working toward a sustainable settlement, the Conference closed without an outcome. The UN Secretary-General called on the two sides, as well as the Guarantors, to reflect on the shortcomings of the Conference and steps to be taken to foster a meaningful process in the future. Turkey has been engaged in such a process in close consultation with the Turkish Cypriots.

In early July 2018, the UN Secretary-General appointed Ms. Jane Holl Lute, a senior UN official, to consult with the parties of the Conference to help determine whether there was a common ground and vision for a meaningful process.

Turkey shared with Ms. Lute its vision for the possible road ahead. Turkey still maintains that only a negotiated settlement based on dialogue and diplomacy will be sustainable. Turkey does not exclude any ideas and remains open to all options since current parameters have not yielded any result over the past half a century. Turkey also believes that an agreement on principles of negotiations should be reached before a new process can be initiated.

The Greek Cypriots’ Unilateral Hydrocarbon-related Activities in the Eastern Mediterranean

In the past decade, the Greek Cypriots’ hydrocarbon-related activities in the Eastern Mediterranean have become a primary destabilizing factor for the region. Following the Greek Cypriots’ unilateral declaration of claimed licensing blocks and the beginning of the Greek Cypriots’ first offshore drilling activities in September 2011, a continental shelf delimitation agreement was signed between Turkey and the Turkish Republic of Northern Cyprus. This was a necessary counter-step to the Greek Cypriots’ unilateral offshore drilling activities, even though the Turkish side was, in principle, opposed to such undertakings in the absence of a comprehensive settlement. The Government of the TRNC subsequently issued licenses for the exploration and exploitation of oil and gas reserves around the Island to the Turkish Petroleum Corporation and signed an Oil Field Services and Production Sharing Agreement with the Corporation.

The Greek Cypriot side continued its unilateral offshore activities throughout the remainder of the 2008-2017 negotiation process. In the interim between the Geneva and Crans-Montana sessions of the Conference on Cyprus, the Greek Cypriots signed exploration and exploitation contracts with several international hydrocarbon companies and consortiums in April 2017.

Both the Turkish Republic of Northern Cyprus and Turkey protested, drawing attention to the problematic nature of activities carried out by hydrocarbon companies in maritime areas over which the Turkish Cypriots have rights. Turkey also emphasized yet again that a significant segment of block numbers 1, 4, 5, 6 and 7 fall within Turkey’s continental shelf and that foreign companies shall not be permitted to carry out unauthorized hydrocarbon exploration and exploitation activities in Turkey’s maritime jurisdiction areas. Turkey reiterated its call on the Greek Cypriot side to take into consideration the inalienable rights of the Turkish Cypriot people on the Island’s natural resources. Turkey also emphasized that it would continue to take all necessary measures to protect its rights and interests in its continental shelf as well as the rights and interests of the Turkish Republic of Northern Cyprus.

Similar warnings regarding the actions being taken by the Greek Cypriot Administration were issued by Turkey when a drilling vessel arrived in the region in July 2017, immediately after the Conference on Cyprus had closed without an outcome, as well as in December 2017 in response to the arrival of another drilling vessel.

Turkey finds it unfortunate that despite all the cautionary messages given by the Turkish and Turkish Cypriot sides, the Greek Cypriots insist on carrying unilateral activities related to hydrocarbon resources. For instance, in February 2018, a drilling vessel arrived in the so-called block number 3, which falls within the area licensed to the Turkish Petroleum by the TRNC. The Greek Cypriot Administration announced in October 2018 its decision to invite international companies for off-shore hydrocarbon exploration in the so-called block number 7. Turkey maintains that an important segment of this block is located within the outer limits of Turkish continental shelf in the Eastern Mediterranean, which is registered with the UN.

Turkey continues to emphasize that the Island’s natural resources do not belong only to the Greek Cypriots because the rights of the Turkish Cypriots are inherent and push for a mechanism that will allow the Turkish Cypriots to participate equally in decision-making from the initial stage with regard to hydrocarbon exploration and exploitation is necessary. Turkey is committed to protecting its legitimate rights and interests as well as those of the Turkish Cypriots in the Eastern Mediterranean.

On the other hand, the issue of hydrocarbons should be taken up independently of the Cyprus settlement process, irrespective of the direction the settlement process might take in the future.

Iraq

Turkey wishes to see a secure, stable, democratic, and prosperous Iraq. Turkish-Iraqi relations are characterized by the principle of indivisibility of security, geographical continuity, and complementary economies as well as cultural and demographic affinities. These strong bonds offer a tremendous potential to develop political, security, and economic cooperation between Iraq and Turkey in the region.

Turkey seeks stability in Iraq while strongly supporting Iraq’s political unity and territorial integrity. Turkey is promoting national reconciliation in Iraq as it reaches out to all segments of Iraqi society.

Turkey continues working on efforts to enhance its cooperation with Iraq especially in the fields of security, reconstruction, energy, and investment. Turkey offers a safe and secure transit alternative for Iraqi oil and gas exports.

Iraq was the fourth largest export destination of Turkey in 2018. Turkish bilateral trade volume with Iraq was U.S.$13.08 billion in 2018 (exports: U.S.$8.35 billion; imports: U.S.$4.73 billion). Turkey is determined to further increase this figure by contributing to Iraq’s reconstruction process. Both countries set a target of U.S.$20 billion in bilateral trade.

The field of energy is one of the main pillars of bilateral relations between Turkey and Iraq. Iraq is the second largest supplier of crude oil to Turkey, with Iraqi crude oil constituting 32% of Turkish crude oil imports in 2018.

The Turkey-Iraq High Level Strategic Cooperation Council (“HLSCC”), established in 2008, provides the legal framework to increase bilateral cooperation between the two countries in a more structured fashion. The purpose of the HLSCC is to achieve economic integration between the two countries through joint projects in areas such as trade, energy, agriculture, security, health, and water. The second meeting of the HLSCC was held in December 2014 in Ankara and the third meeting was held in January 2017 in Baghdad. The fourth meeting will take place in Baghdad in the last quarter of 2019 during the visit of President Erdoğan to Iraq. The 18th session of the Joint Economic Commission between Turkey and Iraq held in Ankara from May 3-4, 2018, provided the opportunity to address key issues in the countries’ economic relations and to overcome obstacles to free trade. Preparations of the next session in 2019 are underway.

Turkey announced a U.S.$5.0 billion credit line and U.S.$50 million project-based assistance at the Kuwait Conference for Iraq’s Reconstruction on February 12-14, 2018. Submitting the highest amount among all participant donors, Turkey emphasized the importance it attaches to the stability of Iraq as it demonstrated its solidarity with the Iraqi people.

Turkey is planning to implement its pledge by accomplishing various projects of strategic significance. Turkey has proposed a project for opening a second border gate with Iraq, which will create enhanced connectivity between Turkey and Iraq and help the Iraqi people rebuild their critical infrastructure, provide basic services, health and education, as well as generate income, particularly in the most DAESH-affected regions.

Turkey believes Iraq harbors many opportunities with its young and dynamic population and economic potential. Turkey is convinced that eradicating all forms of terrorism, including PKK, from the Iraqi soil will create the necessary environment to tap this potential.

Iran

Turkish-Iranian bilateral relations are evolving based on the principles of non-interference in domestic affairs, mutual respect, and good neighborliness. Efforts are made to further enhance the political dialogue both on bilateral and regional issues, through reciprocal visits and mechanisms such as the High Level Cooperation Council (the “HLCC”), and joint commissions in different sectors. Since the formation of the HLCC in 2014, Turkish-Iranian relations have been carried out in a structural framework. So far, five HLCC meetings were co-chaired by Turkish and Iranian Presidents. Turkey has continually sought to engage Iran in efforts to intensify the regional stability. Therefore, Turkey’s relationship with Iran is an asset not only for Turkey but also for the international community.

Given the already volatile and unstable situation in this region, Turkey believes that only negotiated and cooperative solutions can provide lasting arrangements for issues that are of regional and global concern and that diplomacy and dialogue should be the basis of resolving regional and international issues. Turkey attaches importance to the preservation of the Joint Comprehensive Plan of Action (JCPOA) and compliance by all sides. In this regard, Turkey supports the implementation of the Plan in an uninterrupted and transparent manner under the monitoring of the International Atomic Energy Agency.

Iran is an important trading partner of Turkey. The volume of trade between Turkey and Iran was U.S.$9.77 billion in 2015, U.S.$9.65 billion in 2016, U.S.$10.76 billion in 2017 and U.S.$9.3 billion in 2018. Turkey’s major products exported to Iran are textile products, land transportation vehicles, electrical machinery and equipment, wood, and metal products. Major products imported from Iran are hydrocarbon resources, steel and other metal products, fertilizers, and plastics.

Iran is one of Turkey’s main partners in energy trade. In 2018, Turkey imported 34.0% of total crude oil imports from Iran (down from 45.0% in 2017) and 16.0% of natural gas imports.

The tourism sector constitutes a major part of services and goods traded between the two countries. Two million Iranians visited Turkey in 2017, either through land-border crossing or via airline travel.

As a matter of geopolitical necessity and good neighborly relations, Turkey aims to develop its economic and trade relations with Iran (and all its neighbors). Turkey believes that increased trade would further the well-being of the people of the region and contribute to the improvement of regional stability. In this regard, the Preferential Trade Agreement between Turkey and Iran, which came into effect in 2015, was instrumental in increasing bilateral trade.

Syria

Turkey has invested substantial resources, politically, economically and otherwise, in its relations with Syria in the last ten years. Prior to the conflict that began in March 2011, the thriving relations between Turkey and Syria had contributed positively to bilateral trade, investment, and tourism until the conflict erupted.

In August 2015, the U.S. and Germany decided to remove Patriot missile batteries from southern Turkey on technical and rotational grounds. Since January 2015, one Spanish Patriot battery and, since July 2016, an Italian SAMP/T battery have been deployed in Turkey.

On March 23, 2014, a Turkish fighter jet shot down a Syrian jet and on May 16, 2015, a Turkish fighter jet shot down a Syrian aerial vehicle for violating Turkish air space in accordance with its rules of engagement and determination to protect its borders.

The regime’s aggression and the growing presence of extremist and terror elements supported by the regime (particularly in the northern parts of Syria) constitute a deep and increasing concern for Turkey’s national security. This threat became more acute and manifold with the emergence of DAESH in Syria in the beginning of 2014. DAESH terrorism quickly became a threat to regional security and had a direct impact on Turkey’s national security. (See “Description of the Republic—Foreign Policy—Terrorism” for more information on Turkey’s fight against DAESH.)

Following the terrorist attack that took place in Suruç, Turkey, on July 20, 2015, and DAESH’s targeting Turkey’s military border post on July 23, 2015, Turkey took necessary military actions against the terrorist organization in Syria. On July 24, 2015, Turkish Air Force hit certain DAESH targets in Syria, based on Turkey’s right of self-defense in accordance with Article 51 of the UN Charter. On December 3, 2015, the Prime Minister of Turkey announced that Turkey is setting up “physical barriers” in the 98 km (61 mile) stretch of land controlled on the Syrian side by DAESH.

On August 24, 2016, Turkey launched Operation Euphrates Shield (“OES”) with the aim of clearing its borders with Syria from DAESH and establishing a safe haven free of terror. The operation was successfully concluded on March 29, 2017. During the operation, 2,647 DAESH operatives were eliminated in Syria and an area of 2,015 square kilometers was cleared of DAESH presence.

On January 20, 2018, Turkey launched Operation Olive Branch (“OOB”), a counter-terrorism operation in Syria’s northern Afrin district along the Turkish-Syrian border to neutralize terrorist elements. OOB aimed at clearing the region of the PKK terrorist group’s Syrian affiliate Democratic Union Party (“PYD”) and its armed wing People’s Protection Units (“YPG”), as well as DAESH elements that control the territory and threaten Turkey’s national security and Turkish citizens in the border regions. OES and OOB were carried out in accordance with the right to self-defense as outlined in Article 51 of the UN Charter and the relevant UN Security Council resolutions 1373(2001), 1624(2005), 2170(2014) and 2178(2014) as well as in full respect of Syria’s territorial integrity.

A key phase of the OOB was concluded on March 18, 2018, following the liberation of Afrin city, where 2,000 square kilometers of land was cleared from PYD/YPG and DAESH. The current phase of the operation is focused on ensuring security and stability (de-mining, establishing order, local governance and security, return of IDPs and refugees originally from Afrin) based on the principle of “local ownership”. By the end of 2018, more than 300,000 Syrians returned from Turkey to the safe areas liberated from terrorists by OES and OOB. On October 30, 2018, the Turkish Parliament extended the mandate of the Turkish Armed Forces for cross-border operations in Iraq and Syria for another year.

Foreign Minister Çavuşoğlu and U.S. Secretary of State Pompeo met in Washington on June 4, 2018, and endorsed a Road Map for their further cooperation in ensuring security and stability in Manbij and beyond. The overall aim of the Road Map is to end PYD/YPG presence in Manbij and to transfer its governance to the real owners of the region. This includes PYD/YPG’s complete removal from the local governance and security structures as well as the collection of their heavy weapons by the U.S.

The U.S. Administration announced its decision to withdraw its forces in Syria on December 19, 2018. Turkey and the U.S. continue their talks in relation to the implementation of the decision in close coordination and cooperation. Turkey cautions against creation of any power vacuum which could be exploited by terrorist organizations, particularly DAESH and PYD/YPG, or the regime and its supporters when implementing the U.S. decision. Turkey expects the U.S. to end any engagement with PYD/YPG. Turkey and the U.S. also continue talks on the details of the establishment of a possible “safe zone”.

The situation in Syria deteriorated from 2013-2018, with attacks against innocent civilians and continued use of heavy bombardment (ballistic missiles and barrel bombs) as well as chemical weapons. By the end of 2018, the number of Syrians who sought refuge in neighboring countries reached approximately 5.6 million and the death toll surpassed 500,000. The number of those in need of assistance inside Syria is approximately 13.1 million. Turkey is continuing its humanitarian efforts to provide shelter to people fleeing the conflict in Syria by employing an open-door policy without discrimination. As of July 2018, 210,023 Syrians were hosted in 20 temporary protection centers throughout Turkey and the total number of Syrians under temporary protection in Turkey was 3,546,905.

Further, the Turkish Government as of December 2018 has spent approximately U.S.$35.0 billion (inclusive of NGOs and municipalities), whereas the total contribution Turkey has received from the international community has not met Turkey’s expectations. Turkey continues to be the biggest host country in the world according to the UN figures.

On October 6, 2015, a draft action plan (the “Action Plan”) was published reflecting an agreement between the EU and the Republic of Turkey to cooperate on support of Syrians and migration management to address the unprecedented refugee crisis created by the situation in Syria. The Action Plan identified collaborative actions to be implemented as a matter of urgency by the EU and Turkey with the objective to manage the massive influx of refugees and prevent uncontrolled migratory flows from the Aegean Sea to the EU. The Action Plan contemplated immediate implementation, jointly steered and monitored by the European Commission and the High Representative / Vice President and Turkey through the establishment of the EU-Turkey high-level dialogue on migration. On November 29, 2015, the leaders of the European Union met in Brussels with their Turkish counterparts. In this meeting, the European Union declared that it is committed to provide an initial €3.0 billion of resources for Syrians under temporary protection in Turkey. On March 18, 2016, the EU agreed on a wide range of proposals with Turkey to manage the migration crisis, including the return of irregular migrants, accelerating the visa-liberalization process for Turkish citizens and responsibility and burden sharing regarding Syrians. According to the agreement, the EU allocated €3.0 billion to Syrians in Turkey in response to the efforts for reducing irregular migration and making passage to Europe safe. The EU further committed to allocate an additional €3.0 billion by the end of 2018. As of the end of December 2018, only €1.7 billion of these allocated funds have been disbursed to Turkey. (As of June 2019, only €2.19 billion of the first €3.0 billion and €152 million of the second tranche have been disbursed to Turkey.) As of December 2018, 1,805 irregular migrants have been taken back by Turkey and 18,430 Syrians were resettled in EU Member States.

As a response to the shattering infrastructure and lack of services within Syria, Turkey mobilized its own resources to address and alleviate the suffering of the Syrian people through on-the-ground humanitarian assistance in conformity with international legitimacy and humanitarian principles. The total value of the aid channeled to Syria through zero point operations was approximately U.S.$630 million as of December 2017. Since July 2014, Turkey has also been cooperating closely with the UN to enable UN cross-border humanitarian operations into northern Syria within the framework of UN Security Council Resolution 2165. So far a total of 18,529 trucks of UN humanitarian shipments have been sent to Syria through Öncüpınar and Cilvegözü border gates. 80% of all cross border humanitarian operations to Syria is conducted via Turkey, amounting to 31% of all international humanitarian assistance delivered to Syria. Turkey is the main corridor for cross-border delivery of humanitarian aid.

On December 18, 2015, the United Nations Security Council unanimously adopted the Resolution 2254 endorsing an international roadmap for a Syrian peace process.

In late 2016, Turkey helped establish a ceasefire in Aleppo, which was later expanded to a nationwide ceasefire that came into effect on December 30, 2016, supported by Turkey and Russia as guarantors.

Since its first meeting from January 23-24, 2017, high-level Astana meetings among the two conflicting parties, the guarantors of the ceasefire regime (Turkey, Russia, and Iran) and observers, namely the UN, the U.S., and Jordan have been regularly held. The aim of the Astana meetings is to reduce violence on the ground, adopt measures to build confidence between the conflicting parties and revitalize the political process. In addition to regular “Astana-format” meetings, the guarantor states also meet at the Presidential and Ministerial levels. In order to create a synergy between the Astana countries and the “Small Group” countries and to converge their positions on Syria, the leaders of Turkey, Russia, France and Germany came together at the Quadrilateral Summit held on October 27, 2018 in Istanbul.

The de-escalation areas created in certain parts of Syria as part of the De-Escalation Memorandum signed in early May 2017 within the framework of the Astana meetings have helped reduce the number of ceasefire violations and ensured relative calm on the ground. Within the framework of the Memorandum, on October 12, 2017, the Turkish Armed Forces commenced their deployment to the Idlib de-escalation area to establish observation posts. As of May 16, 2018, a total of 12 observation posts around the Idlib de-escalation area were established.

On September 17, 2018, Turkey and Russia signed the “Memorandum on the stabilization of the situation in the Idlib de-escalation area”. The Memorandum is of vital importance for preventing a new humanitarian crisis and a new mass migration flow into Turkey. Preserving Idlib’s de-escalation area status is also critical for advancing the political process in Syria.

The positive momentum achieved in the Syrian theater, thanks to the Astana meetings, paved the way for the resumption of the UN-mediated political process in Geneva, making it possible to hold five new rounds from February to the end of 2017. However, there was limited progress in the political process in 2017. At the Syrian National Dialogue Congress of January 30, 2018 held in Sochi, the delegates called for the establishment of a Constitutional Committee to advance the political process and pave the way for free and fair elections in Syria. Turkey, in close consultation with the Syrian opposition, continues to work with Russia, Iran and the UN to finalize the formation of the Constitutional Committee as soon as possible.

Turkey continues to cooperate with its regional and international partners in order to end the violence in Syria and to initiate a political transition process in line with the legitimate demands of the Syrian people. Turkey remains fully committed to a political solution in Syria and will continue to support all efforts for a genuine political transition based on the principles of the Geneva Communique and the UN Security Council Resolution 2254.

Palestine & Israel

In light of fundamental changes taking place in the Middle East and North Africa in the recent period, finding a just, lasting, and comprehensive settlement to the Israeli-Palestinian conflict has become all the more important and urgent. Turkey supports all efforts for the resumption of the direct negotiations for the resolution of the Israeli-Palestinian conflict, through a two-state solution based on pre-1967 borders that would lead to the establishment of an independent, sovereign and viable Palestinian State with East Jerusalem as its capital, to live in peace and security side by side with the State of Israel.

Following the decision of the U.S. Administration to recognize Jerusalem as the capital of Israel on December 6, 2017, the Extraordinary Session of the Organization of Islamic Cooperation (“OIC”) Islamic Summit Conference was held in Istanbul on December 13, 2017, at the invitation of President Recep Tayyip Erdoğan, the Chair of the Islamic Summit. Furthermore, the UN General Assembly adopted the Resolution “Status of Jerusalem,” submitted by Turkey and Yemen, by which it declared “null and void” any actions intended to alter Jerusalem’s character, status, or demographic composition on December 21, 2017. Turkey’s Foreign Minister Mevlüt Çavuşoğlu participated in the UN General Assembly vote with his Palestinian counterpart Minister Riad Malki.

Turkey has maintained its bilateral program of assistance and its contribution to the international efforts aimed at improving the economic and humanitarian situation in Palestine. Turkey carries out projects relating to health, education, technical assistance, protection of cultural heritage, and water supply in the Palestinian territory through the Turkish Cooperation and Coordination Agency (“TIKA”), the Turkish Disaster and Emergency Management Authority, and the Turkish Red Crescent. Moreover, Turkey pledged U.S.$200 million for the period of 2014-2017 at the Donors Conference in Cairo on October 12, 2014 for the reconstruction of and the humanitarian aid to Gaza. Turkey’s development assistance to Palestine was approximately U.S.$171.6 million for the 2014-2017 period. TIKA has completed 250 projects since 2015 in Palestine. The third shipment of humanitarian aid totaling 10,000 tons reached Gaza on June 21, 2017. A Grant Agreement worth U.S.$10 million was signed between Turkey and Palestine on September 15, 2017, aiming to contribute to the socio-economic development of Palestine. The third and last installment of the grant, amounting to U.S.$3.5 million, has been disbursed on May 24, 2019. Turkey will continue its contribution for urgent needs and the reconstruction of Gaza and the sustainable development of the Palestinian economy. In 2018, Turkey’s bilateral trade volume with Palestine was U.S.$84 million.

Turkey also provides multilateral humanitarian assistance to UN Relief and Works Agency for Palestine Refugees in the Near East (UNRWA). Turkey is the 16th largest donor to the Agency, contributing U.S.$18.7 million (both cash and in-kind) in 2018. Turkey assumed the Chairmanship of the UNRWA Advisory Commission as of July 1, 2018, for 12 months.

Turkey’s relations with Israel have remained delicate due to the developments in Palestine and Israeli policy towards Palestine. However, in terms of economic and commercial relations, Turkey and Israel are natural partners in the region; both economies complement each other and both countries are geographically close.

Turkey aims to be in the top five countries in trade with Israel. In 2018, bilateral trade volume with Israel reached U.S.$5.6 billion, from U.S.$5.0 billion in 2017. There are opportunities to deepen economic and commercial relations with Israel in sectors where the possibility of cooperation is strong including trade, energy, tourism, finance, high-tech, infrastructure, maritime and land transportation, construction and agriculture. In the energy sector, there are opportunities for cooperation, particularly in natural gas imports from Israel to Turkey. The new gas discoveries in the Eastern Mediterranean made the region an important potential natural gas supplier. Various studies point to Turkey as Israel’s most viable and profitable route for the transportation of oil and gas resources.

In 2018, the number of Israeli tourists coming to Turkey increased by 16.64% and reached nearly 443,000. Turkish Airlines is the second biggest airline operating from Israel, carrying more than a million passengers from Tel Aviv airport in 2017. There are more than 100 weekly flights between Turkey and Israel.

Tunisia

Turkey considers Tunisia an important trade partner and a hub for North Africa and beyond. During the December 2018 visit of Foreign Minister Cavuşoğlu, Turkey and Tunisia agreed to establish a working group on strengthening bilateral cooperation in Africa. The countries’ trade volume is above U.S.$1.0 billion. Turkey has always expressed its readiness to increase the trade volume between the two countries in a mutually beneficial way.

Libya

Turkey actively supports the political process based on the Libya Political Agreement. Turkey also gives full support to the UN Special Representative Salamé’s Action Plan towards intensifying efforts and creating an adequate environment to successfully complete the transition period. With its inclusive contacts throughout the country, Turkey encourages all stakeholders to act in a spirit of dialogue, compromise, and reconciliation.

In support of the Presidency Council, the Turkish Embassy in Tripoli was reopened at the beginning of 2017. In 2015, Turkey introduced visa requirement to Libyans, excepting holders of U.S. or EU Schengen visas.

Turkey is taking steps to revitalize its economic relations with Libya, especially in the area of construction. Furthermore, a bilateral mechanism was established by the Turkish and Libyan Governments in order to resolve the problems of this sector. The Turkey-Libya Investment and Development Conference was held in Istanbul on February 24-25, 2018 in the presence of representatives from the Turkish and Libyan Governments.

Egypt

Since 2013, diplomatic relations between Turkey and Egypt is at the level of Chargé d’Affaires.

Egypt is an important trade and investment partner for Turkey. The trade volume of U.S.$4.3 billion in 2017, which has a balanced nature and could still be improved, demonstrates that both countries benefit from the existing Free Trade Agreement. Furthermore, Turkish investments of nearly U.S.$2.0 billion in Egypt and around 200 Turkish companies with more than 50,000 Egyptian employees contribute to closer economic relations, as well as both countries’ economic prosperity.

Yemen

Following forceful seizure of power in Yemen by the Houthis in February 2015, Turkey has supported the constitutional legitimacy in Yemen represented by President Abd Rabbu Mansour Hadi.

Turkey believes that a lasting settlement in Yemen is possible only through political dialogue and reconciliation, based on the parameters set by the Gulf Cooperation Council Initiative, the National Dialogue Conference outcomes, and the UN Security Council Resolution 2216 (2015). To that end, Turkey continues to support UN-led efforts towards finding a negotiated political settlement in Yemen. Turkey supports the full implementation of the Stockholm Agreement, which was signed at the end of the UN-sponsored intra-Yemeni consultations held in December 2018 in Sweden.

Turkey also supports efforts towards ending the crisis in Yemen at the OIC. Turkey proposed and facilitated the establishment of the Yemen Contact Group during the OIC Council of Foreign Ministers meeting in June 2015, which has convened five times following its inception.

Turkey also extends humanitarian and development assistance to Yemen. Turkey continued its delivery of urgent humanitarian aid in 2018 to respond to the basic needs of the Yemeni people.

Gulf Cooperation Council

Turkey has strong political, economic, commercial, and cultural ties with the Gulf countries, based on common values and shared interests. Accordingly, Turkey views its relations with the Gulf countries from a strategic perspective and wishes to boost them further. In this regard, high-level visits and bilateral institutional mechanisms represent important tools to strengthen Turkey’s relations with the Gulf countries.

High-level bilateral visits are frequently held between Turkey and the Gulf countries and several agreements have been signed, which contribute to the expansion of relations in all fields between Turkey and the Gulf countries. Additionally, bilateral institutional mechanisms were established with certain Gulf countries, in order to strengthen the institutional basis of bilateral diplomatic relations. In this regard, Turkey and Qatar established the Supreme Strategic Committee (“SSC”) in December 2014. The Committee has held four meetings so far at the level of Heads of State. The fourth session of the SSC was held in Istanbul on November 28, 2018, chaired by President Erdoğan and Sheikh Tamim Bin Hamad Al Thani, Amir of Qatar, with the participation of the relevant Ministers. A similar mechanism also established with Saudi Arabia, namely the Turkish-Saudi Coordination Council, was convened for the first time from February 7-8, 2017 at the level of Foreign Ministers.

Turkey also places emphasis on improving its ties with the Gulf Cooperation Council (“GCC”), an umbrella organization consisting of Saudi Arabia, the UAE, Bahrain, Kuwait, Oman, and Qatar. The Fifth Meeting of Turkey-GCC High Level Strategic Dialogue of Ministers of Foreign Affairs was held in Riyadh on October 13, 2016. During this meeting, the parties agreed to resume the Turkey-GCC Free Trade Agreement negotiations that had been suspended since 2009. The Sixth Meeting of Turkey-GCC High Level Strategic Dialogue of Ministers of Foreign Affairs was expected to be held in Turkey in 2017. However, this meeting could not be convened due to the lingering diplomatic stand-off between Qatar and certain other Arab countries.

As a strategic partner of the GCC and the Summit Chair of the Organization of Islamic Cooperation (“OIC”), Turkey has been at the forefront of international efforts that aim to peacefully end this diplomatic rift between Qatar and several other Arab countries. In this regard, Turkey has been conducting effective diplomatic efforts at every level since the outbreak of this diplomatic rift. The economic blockade imposed on Qatar has led to increased Qatari imports from third countries, including Turkey. As a consequence, Turkey’s trade volume with Qatar increased by approximately 57% and reached U.S.$1.43 billion by the end of 2018 (excluding LNG imports).

Economic and trade relations are an important component of Turkish-GCC relations. Turkey’s economic and trade relations are on a steadily growing track. With the involvement of its private sector, Turkey is carrying out many projects to enhance these bilateral economic relations in a wide range of potential areas of cooperation with a view to supporting regional development and stability. Hence, Turkey’s bilateral trade with the Gulf countries reached U.S.$21,828 million in 2017.

In 2016, Turkish contractors won a tender to construct Kuwait International Airport’s newest terminal, worth U.S.$4.3 billion, the largest tender won abroad in a single package by Turkish contractors.

Energy constitutes an essential dimension of the relations between Turkey and the region. In line with its developing economy and thus increasing energy demand, Turkey’s energy imports from the Gulf countries, especially Qatar, Saudi Arabia, and Kuwait have been steadily growing over the recent years. The share of Kuwait and Saudi Arabia in Turkey’s crude oil import in 2018 was 4.40% and 5.34% respectively. The share of Qatar in Turkey’s natural gas import in 2018 was nearly 5.90%.

South Caucasus

Turkey’s approach to the South Caucasus is shaped by its desire to establish a climate conducive to comprehensive peace and cooperation among all states of the region. The region is home to three of the four protracted conflicts of the OSCE area, namely that of Abkhazia, South Ossetia and Nagorno-Karabakh (“NK”). The conflicts are a destabilizing factor and threat to the security of this crucial region. These conflicts have also prevented the region from realizing its full cooperation potential, which in turn, adversely affects regional wealth and prosperity. In this regard, Turkey is engaged in significant diplomatic efforts for strengthening peace and stability in the South Caucasus region. The NK conflict constitutes a major impediment to the establishment of peace, stability, and prosperity and it prevents the emergence of a cooperative atmosphere in the South Caucasus. Several ceasefire violations by Armenia against Azerbaijan continue to occur. Since 1994, there have been numerous unsuccessful attempts to broker peace by the Minsk Group. Due to the failure of mediation efforts, the region faces risk of renewed hostilities and thus militarization of the region has escalated. Turkey is a member of the OSCE Minsk Group and continues to support the efforts towards the peaceful settlement of the NK conflict within Azerbaijan’s territorial integrity and sovereignty.

The signing of the protocols, which aimed to normalize relations between Turkey and Armenia, on October 10, 2009 in Zurich was a major achievement in the direction of building a comprehensive and sustainable peace in the South Caucasus. Unfortunately, Armenia recalled the Protocols from the Armenian Parliament in February 2015 and declared them null and void on March 1, 2018.

Turkey’s relations with Azerbaijan and Georgia are multifaceted and strategic. These three countries are engaged in substantial regional cooperation projects in the fields of energy and transportation. Turkey attaches special importance to the region due to its position as an energy importer in line with its increasing energy demand as well as its role in transporting the Caspian energy resources to the European and world markets. Furthermore, the inauguration of the Baku-Tbilisi-Kars railway line in October 2017, and the Trans-Anatolian Natural Gas Pipeline in June 2018 also contribute to regional trade, transport and energy connectivity as well as people-to-people contacts.

Additionally, Turkey in coordination with Azerbaijan, has established trilateral mechanisms with several regional countries. The trilateral formats with Georgia, Iran, Turkmenistan, and Pakistan are active. A quadrilateral format on the level of Foreign Ministers with the participation of Georgia and Iran was initiated.

Turkey’s economic relations with the South Caucasus have been steadily improving. Turkey’s trade volume with the countries of the region amounted to U.S.$4.94 billion in 2018. Turkish construction companies have completed approximately U.S.$15.0 billion worth of projects in the region. Turkish direct investments in the region amounted to U.S.$11.4 billion as of the end of 2017.

Central Asia

Central Asia constitutes a strategic aspect of Turkey’s multi-dimensional foreign policy. Turkey shares common historical, linguistic and cultural ties with the Central Asian Republics (“CARs”). Turkey believes that a secure and democratic Central Asia will be in the interest of the region as well as the whole world.

Turkey has High Level Strategic Cooperation Council mechanisms with Kyrgyzstan and Kazakhstan, as well as strategic cooperation with Turkmenistan in areas ranging from energy to trade. Turkey’s trade volume with the countries of the region was U.S.$5.5 billion at the end of 2018. In addition, Turkish construction companies have completed approximately U.S.$77.3 billion worth of projects in the region. Turkish direct investments in the region amounted to U.S.$ 5.1 billion as of the end of 2018. More than 2,000 Turkish companies are operating in the region.

Turkey spearheaded the process of The Summits of Turkic Speaking Countries, which has been held since 1992, with a view to increasing solidarity and cooperation among the CARs. This process gained an institutional structure through the establishment of the Cooperation Council of Turkic Speaking States (of which Turkey, Kazakhstan, Azerbaijan, and Kyrgyzstan are members) in 2010. Uzbek President declared in April 2018 that his country would also be a member of the Turkic Council.

Given the critical geopolitical location and proximity to Afghanistan, countries in the region may face security challenges. Turkey is closely working with these countries to assist them in their efforts to strengthen their security environment.

Afghanistan

Turkey cultivates bilateral ties with Afghanistan in every field and actively contributes to international efforts to establish lasting stability and security and ensure sustainable development in the country.

The Resolute Support Mission (“RSM”) was launched by NATO on January 1, 2015. Turkey is a “framework nation”—a term used by NATO to define a nation accepting the primary responsibility for completing the tasks assigned to a multi-national headquarters groups and/or units. Other framework nations in Afghanistan are the U.S., Germany, and Italy. Turkey assumed responsibility for managing Hamid Karzai International Airport in Kabul as of January 1, 2015. Turkey continued its lead role in 2018.

The total amount of Official Development Aid (“ODA”) of Turkey to Afghanistan since 2001 is more than U.S.$1.0 billion, with the total amount of ODA during the 2013-2017 period being U.S.$280.94 million. ODA towards Afghanistan mainly focuses on education, health, water and water sanitation, and transportation.

The largest part of Turkey’s development assistance is dedicated to education in Afghanistan. Turkey has built more than 100 schools in Afghanistan and is working to establish Mevlana Celaleddin-i Rumi Turkish-Afghan Women University. A sum of U.S.$60 million is being allocated to this University from Turkey’s international pledge to Afghanistan for the 2015-2017 period. Health is the second largest field of Turkey’s development assistance to Afghanistan. Between 2015 and 2017, 258 projects were completed including 28 hospitals or clinics built or repaired.

At the Tokyo Conference in 2012, Turkey pledged U.S.$150 million to development efforts in Afghanistan for the 2015-2017 period. This pledge was reiterated during the London Conference in 2014.

At the Brussels Conference in 2016, Turkey pledged U.S.$150 million to development efforts in Afghanistan for the 2018-2020 period. Turkey holds coordination meetings related thereto with the participation of the relevant institutions and Ministries to determine the necessary projects.

Turkey has already fulfilled its commitment made at the NATO’s Chicago Summit in 2012 to provide U.S.$60 million for the sustainment of the Afghan National Defense and Security Forces for the 2015-2017 period. At NATO’s Warsaw Summit in 2016, Turkey pledged an additional U.S.$60 million for the 2018-2020 period.

The Trilateral Summit Process, launched at Turkey’s initiative in 2007, has evolved into a concrete platform for multidimensional cooperation among Turkey, Pakistan, and Afghanistan. The process has three dimensions: political dialogue, security cooperation, and development partnership. It allows for the development of multidimensional cooperation in areas such as economy, development, security, education, and training, while enabling enhanced contacts across a wide spectrum, including among parliamentarians, businesspersons and members of the media. The Eighth Summit meeting was held in Ankara in February 2014.

Turkey also participates in the Regional Economic Cooperation Conference on Afghanistan (“RECCA”). The last RECCA meeting was held on November 14-15, 2017. Since its inception in 2005, RECCA has been instrumental in promoting regional economic cooperation in the wider Central, South and Southwest Asia and beyond.

Turkey also continues to encourage regional cooperation through the Heart of Asia-Istanbul Process. This Process, which was initiated by Turkey and Afghanistan at the Istanbul Conference for Afghanistan on November 2, 2011, serves as a regional cooperation platform with Afghanistan at its center, engaging regional countries in political dialogue and practical cooperation through the implementation of confidence building measures (“CBMs”). Turkey takes part in the implementation of all CBMs and leads the Counter Terrorism CBM together with Afghanistan and the United Arab Emirates. Turkey organized the Critical Infrastructure Protection from Terrorist Attacks Course in June 2016, the Radicalization, Terrorism and Universities course in November 2016 and a workshop on the financial aspects of combatting terrorism in November 2017 under the Counter-Terrorism CBM. The seventh Ministerial Conference of the Process was held in Baku, on December 1, 2017. At this conference, Turkey assumed for the second time, the co-chairmanship of the Process.

Asia-Pacific

In line with its multi-dimensional foreign policy and in view of the growing economic and political significance of the Asia-Pacific, Turkey has adopted policies geared towards a more constructive relationship with the region. The main elements of the policy include fostering economic and trade relations, enhancing political dialogue, establishing necessary legal frameworks, and strengthening cultural ties.

Bilateral relations with the G-20 members of the region, namely Australia, China, Indonesia, Japan and the Republic of Korea remain strong both economically and politically. Since 2014, Turkey has successfully developed its strategic relations with China, Japan, Indonesia, Korea, Malaysia and Singapore.

Turkey’s economic relations with the Asia-Pacific region followed global trends towards increased trade and investment with the countries in the region. The total trade between Turkey and the East Asian countries (China, Japan, and Korea) was U.S.$35.5 billion in 2018. Trade volume with ten ASEAN members was around U.S.$10 billion in 2018.

Turkey aims to liberalize its trade with the region. The Turkey-South Korea Free Trade Agreement (“FTA”) has been effective since May 2013. The Turkey-Malaysia FTA came into force in August 2015 and is the first FTA with an ASEAN member. Turkey-Singapore FTA was signed in November 2015 and entered into force in October 2017. As of July 2018, negotiations for signing a Comprehensive Economic Partnership Agreement between Turkey and Indonesia and a Free Trade Agreement between Turkey and Thailand are under way.

Turkey’s Dialogue Partnership with the Shanghai Cooperation Organization in June 2012, Sectoral Dialogue Partnership with ASEAN in August 2017 and its participation in the Pacific Islands Forum as a Post-Forum Dialogue Partner are examples of its opening to the Asia-Pacific region.

Turkey regards ASEAN as the key organization in Southeast Asia and continues to develop new partnerships with all its members. The Turkish Embassy in Jakarta is currently accredited to ASEAN. With the opening of the Turkish Embassy in Vientiane in December 2017, Turkey is now represented in all ASEAN capitals. Turkey will continue its engagement with the ASEAN Economic Community in various sectors. Turkey’s Sectoral Dialogue Partnership (“SDP”) with ASEAN, approved in August 2017, will lead to a stronger dialogue and sectoral cooperation. The SDP to ASEAN includes several sectors: e-commerce, tourism and transportation, public-private partnership, minerals, mines, research and development, small and medium enterprises, natural disaster management, food security, energy security, construction and health. The first ASEAN-Turkey Joint Sectoral Cooperation Committee meeting was held in Jakarta on May 30, 2018. The first ASEAN-Turkey Trilateral Ministerial Meeting was held from July 31, 2018 to August 3, 2018 on the sidelines of the 51st ASEAN Foreign Ministers’ Meeting in Singapore.

Turkey’s involvement in development aid in the Asia-Pacific region is relatively new. Turkish Cooperation and Coordination Agency has increased the number of its development projects and strengthened its presence by opening offices in Yangon, on February 1, 2013, and Manila, on April 8, 2015.

Turkish Airlines flies to all major capitals in the Asia-Pacific region. As of the end of 2018, from its hub in Istanbul, the national flag carrier operates more than 150 flights per week to the region. The number of tourist arrivals to Turkey from the Asia-Pacific countries was 721,500 people in 2018.

Middle Corridor/Silk Road/Belt and Road

Turkey signed the Memorandum of Understanding on Aligning the Silk Road and the 21st Century Maritime Silk Road and the Middle Corridor Initiative between the Government of the Republic of Turkey and the Government of the People’s Republic of China on November 14, 2015, in Antalya, during the G-20 Summit.

The Trans-Caspian Middle Corridor Initiative provides an additional and complementary multi-pillar connectivity route between China and Europe. Crossing Turkmenistan, Kazakhstan, the Caspian Sea, Azerbaijan, Georgia, and Turkey, the Middle Corridor proposes an uninterrupted connection perspective to reach Europe.

The Marmaray tube crossing the Istanbul Strait has already been built and links Europe and Asia. The opening ceremony of the third bridge (Yavuz Sultan Selim) was held on August 26, 2016. Another tube link under the Istanbul Strait, Eurasia Tunnel, was launched the same year. The third tube link, 3 Level Tunnel, is at the project stage. The inauguration ceremony of Istanbul Airport was held on October, 29 2018. The Baku-Tbilisi-Kars railway project became operational at the end of 2017 and created an uninterrupted railway line between Beijing and London through the Caspian Sea and the Istanbul Strait. The large-scale transport projects, both completed and ongoing, will be part of an intermodal transport linkage between Europe and Asia.

Turkey was represented by a delegation led by President Erdoğan at the Belt and Road Forum For International Cooperation held in Beijing from May 14-15, 2017.

Turkey believes that the alignment of the Middle Corridor Initiative and the Belt and Road Initiative will contribute to regional development, prosperity, and stability, as well as cultural exchange, enhancing people-to-people contacts between Turkey and the countries along the route. It will also provide new employment opportunities and energy security. Thus, Turkey supports investment projects in the fields of transportation, logistics, infrastructure development, energy, and trade that would contribute to the realization of the “Modern Silk Road”.

Africa

Relations with Africa are one of the key focuses of Turkish foreign policy. In recent years, Turkey’s relations with the region have been transformed into a mutually reinforced political-economic partnership.

Turkey was declared as a strategic partner by the African Union in January 2008. As a strategic partner, two Summits at the level of Heads of State and Government were organized with the African Union in Istanbul and Malabo (Equatorial Guinea) in 2008 and 2014. At the second Summit, an Implementation Plan for Turkey-Africa Partnership for 2014-2019 was adopted. To review the existing modalities of cooperation, the Turkey-Africa Partnership Second Ministerial Review Conference was organized on February 11-12, 2018, in Istanbul. The third summit will be held in Turkey in 2020.

Turkey pursues a multilayered policy in Africa, aiming to establish close political relations by intensifying bilateral high level visits and promoting enforced cooperation with African nations, assisting African countries to overcome economic difficulties through trade, investments, and humanitarian assistance, playing a role through diplomacy in the settlement of conflicts and disputes when requested, supporting progress in the areas of democracy and good governance, supporting international and regional organizations in their efforts towards peace and stability, and participating in peacekeeping missions on the Continent.

There are 42 Turkish embassies located in Africa. Currently, 35 African countries have embassies in Ankara. In the medium term, Turkey will open embassies in every country in Africa.

President Erdoğan, during his Presidency and in his former post as Prime Minister, paid official visits to 27 African countries.

On September 30, 2017, Turkey opened its biggest overseas military training center in Somalia’s capital, Mogadishu.

Turkey’s trade volume with Sub-Saharan Africa reached U.S.$7.2 billion in 2017 and U.S.$7.4 billion in 2018. Overall trade volume with the entire African Continent reached U.S.$18.9 billion in 2017 and U.S.$21.5 billion in 2018.

As of the end of 2018, Turkey has signed the Trade and Economic Cooperation Agreements with 47 African countries, the Reciprocal Promotion and Protection of Investment Agreements with 29 African countries, and the Elimination of Double Taxation Agreements with 12 African countries. Turkey has also held Joint Economic Commission meetings with 43 countries from Africa. The Foreign Economic Relations Board of Turkey has established Business Councils with 45 African countries.

The value of Turkish direct investments to Sub-Saharan African countries is also steadily increasing. As of December 2018, total Turkish direct investments in Africa are estimated to be approximately U.S.$6.5 billion.

The share of African countries in the overall international business volume of Turkish contractors is 21.0% (the share of North Africa is 19.0%). As of July 2018, Turkish contractors have undertaken over 1,150 projects. In Sub-Saharan Africa, Turkish contractors have invested in large-scale projects, such as highways and railways (in Ethiopia, Tanzania, and Senegal), bridges and sewage systems (in Sudan), airports (in Ghana, Senegal, Guinea, Niger and Sudan), water management systems (in Ghana), conference centers (in Equatorial Guinea, Senegal, Rwanda, and Congo), and stadiums (Cameroon and Senegal). There are also various other projects in the pipeline that are currently under review. Turkish Eximbank has approved the granting of loans worth U.S.$868 million for infrastructure projects in Africa as of the end of 2017.

Turkish Airlines has become a major international airline connecting the continent to the world with flights from Istanbul to 55 destinations in 37 countries across the continent.

Turkey, under various cooperation schemes, has been trying to share its experience in the fields of agriculture, health, education, energy, tourism and environment, as well as supporting small and medium size enterprises.

In collaboration with the African Union, Turkey hosted the first Turkey-Africa Economy and Business Forum in 2016 with the high level participation of 46 African countries and regional organizations. The second Forum was held from October 10-11, 2018. Turkey also hosted the first Turkey-Africa Agriculture Ministers Meeting and Agribusiness Forum from April 27-28, 2017 in Antalya in cooperation with the African Union. Turkey also hosted the first International Africa Health Congress from July 20-21, 2017. The first Turkey-Africa Education Ministers Conference was also held in Istanbul from October 19-21, 2017.

TIKA, with its 22 coordination offices across the Continent, is the key governmental agency carrying out humanitarian and development assistance in most African countries. Turkey has substantially increased its official development assistance to Africa. Turkish official development assistance to Sub-Saharan Africa reached U.S.$383.3 million in 2014, U.S.$395.0 million in 2015, U.S.$118.4 million in 2016. Turkey’s total humanitarian and development aid to Somalia has surpassed U.S.$770.0 million as of July 2018.

As a way of enhancing cooperation in education, Turkey has been providing scholarships to African students. For the 2016-2017, 2017-2018 and 2018-2019 academic years, 1,255, 1,064 and 1,631 scholarships were allocated to students from the Continent, respectively. Turkey has provided undergraduate, graduate, and doctorate scholarships for 43,927 African students between 2012 and 2018. During the 2018-2019 academic year, the total number of African students receiving higher education in Turkey was 16,399.

Latin America and the Caribbean

Turkey has been pursuing an outreach policy towards Latin America and the Caribbean (“LAC”) region since 1998 to expand the network of its cooperation at the bilateral and regional levels. In this framework, mutual high-level visits between Turkey and the countries of the region have gained momentum. President Recep Tayyip Erdoğan visited Colombia, Cuba, and Mexico from February 9-13, 2015. The visit was the first presidential tour to Latin America from Turkey in the last 20 years. From January 31, 2016 to February 4, 2016, President Erdoğan made his second tour to the LAC region in a year, visiting Chile, Peru and Ecuador. President Erdoğan visited Paraguay and Venezuela from December 2-3, 2018. These were the first presidential visits from Turkey to Paraguay and Venezuela.

Turkey opened embassies in San Jose, Costa Rica and Panama in 2014, Guatemala City in 2015, La Paz, Port of Spain and Asuncion in 2018. Latin American countries also increased their representation in Turkey. The number of LAC resident Embassies in Ankara reached 12 as of December 2018. Moreover, TIKA opened Coordination Offices in Mexico City and Bogota and Anadolu Agency opened its Latin America regional office and launched Spanish news service in Bogota in 2017. Through such enhanced representation, Turkey is better equipped to further its relations and cooperation in the region.

Turkish Airlines has expanded its flight network in Latin America, adding Bogota, Panama City, Havana, and Caracas to its existing destinations of Buenos Aires and Sao Paulo in 2016, which also contributes to strengthening the relations in the fields of tourism, culture, economy and trade.

Turkey’s economic and commercial relations with the region increased in recent years. Trade volume between Turkey and the LAC region in 2014 was U.S.$8.2 billion (export U.S.$2.7 billion, import U.S.$5.4 billion), in 2015 was U.S.$7.1 billion (export U.S.$2.1 billion, import U.S.$5.0 billion), in 2016 was U.S.$7.0 billion (export U.S.$1.9 billion, import U.S.$5.1 billion), in 2017 was U.S.$9.2 billion (export U.S.$2.4 billion, import U.S.$6.8 billion) and in 2018 was U.S.$11.7 billion (export U.S.$3.2 billion, import

U.S.$8.5 billion). Chile became the first country in the region with which Turkey has concluded a Free Trade Agreement. Turkey is currently negotiating similar agreements with Mexico, Colombia, Peru, and Ecuador.

While building closer ties with the countries of the region and diversifying relations on a bilateral basis, Turkey has also sought to strengthen its cooperation with regional organizations. Turkey enjoys permanent observer status in the Organization of American States, the Association of Caribbean States, the Pacific Alliance, and the Central American Integration System. In addition, Turkey became a member of the UN Economic Commission for Latin America and the Caribbean in 2017. Furthermore, Turkey established a Cooperation and Consultation Mechanism with the Caribbean Community, a Political Dialogue and Cooperation Mechanism with MERCOSUR countries, and a Consultation Mechanism with the Community of Latin American and Caribbean States Quartet. Turkey also signed a Memorandum of Understanding with the Organization of Eastern Caribbean States (“OECS”) in June 2016, which established for the first time, institutional ties between Turkey and the OECS.

ECONOMY

After the 1980s, significant progress was made in Turkey towards establishing a full-fledged market economy. In this respect, a radical policy shift from government intervention and import substitution to a greater reliance on market forces and trade liberalization was necessary. In order to complete this process, capital account was entirely liberalized in 1989. In addition, a Customs Union covering Turkey’s industrial product and the last stage of the association agreement between Turkey and the European community both began in 1996. Public sector share in production decreased via privatization, which amounted to U.S.$61.6 billion for 2003-2018. Furthermore, the regulatory role of government increased and improved in liberalized sectors, particularly for sectors such as banking, energy, and telecommunication. These reforms contributed significantly to the dynamic growth of the private sector and underpinned the flexibility of the Turkish economy to adapt to both internal and external factors. The success of those reforms implemented in Turkey resulted in a strong performance in terms of productivity, investments and employment in the Turkish economy in the last decade. Following these reforms and political stability, a rather strong economic performance was experienced with maintained stability, since 2002.

Turkey’s real GDP annual growth rate averaged 4.9% during the period from 2014 to 2018. Over this period, the Turkish economy became more diversified. In particular, the industrial base was broadened, and exports of goods and services grew rapidly. In addition, financial markets expanded and became more sophisticated. Turkey’s long-term gross external debt levels rose in absolute terms from U.S.$270.7 billion in 2014 to approximately U.S.$32.6 billion in 2018. See “Debt-External Debt and Debt Management” for details.

In 2018, growth was mainly driven by the increase in external demand. External demand’s contribution to growth in 2018 became more important. The unemployment rate in 2018 increased due to the rebalancing domestic activity in the economy. Inflation in 2018 increased due mainly to depreciation in the Turkish Lira. In 2018, the current account deficit decreased compared to 2017. Given growth from external demand and decreased imports level, the current account deficit diminished. In the financing of the current account deficit, long-term investments maintained their weight.

Economic Stimulus Efforts

On June 4, 2009, the Government announced a new stimulus package that included investment incentives, certain measures to enhance employment and a new credit guarantee fund for small and medium-sized enterprises. On June 18, 2009, Law No. 5909, which enables the Turkish Treasury to transfer up to TL 1 billion of resources to the “Credit Guarantee Fund,” was approved by Assembly and was published in the Official Gazette on June 24, 2009 (No. 27268). The purpose of this law is to ensure that the Credit Guarantee Fund is adequately capitalized. The investment incentives program was renewed in 2012 with Decree No 2012/3305 and is still being implemented.

The Action Plan of the Business and Investment Climate Improvement Program became effective on February 16, 2015. The Program intends to increase investments by improving existing mechanisms and is built on four pillars: (1) Improving Bureaucratic Procedures; Improving Judiciary Processes, (2) Facilitating the Provision of Investment Location, (3) Improving the Governance of Business and (4) Investment Climate at Regional Level. The Program targets (i) increasing the share of private sector investment in GDP to 19.3% by the end of 2018 which was 15.9% in 2015, (ii) reaching U.S.$92.8 billion cumulative international direct investment for the 2014-2018 plan period (excluding real estate), and (iii) ranking among the top 40 countries in the Ease of Doing Business Index created by the World Bank Group. International direct investment flows reached U.S.$42.7 billion for the 2014-2016 period, while Turkey’s rank in the Ease of Doing Business Index declined from 63rd to 69th in 2016. Since the new GDP series dataset announced by TURKSTAT does not provide investment expenditures’ breakdown, the share of private sector investment expenditures in GDP data is not available.

On July 4, 2016, the Government announced measures designed to boost economic activity. Among other things, these new measures simplify stamp tax regulation, provide tax exemption for international firms, and ease access to loans for Turkish companies.

On December 8, 2016, the Government revealed extraordinary measures to revive Turkey’s economy. According to these measures, the Government would establish a loan volume of TL 250 billion (U.S.$73 billion) with the Credit Guarantee Fund and would also give additional support to projects investing in the manufacturing industry in an effort to encourage and increase private sector investments in 2017. Additionally, value added tax (“VAT”) for construction investments would be refunded for 2017. The Government also announced that social security premiums in the first quarter of 2017 would be postponed for nine months without interest. On February 3, 2017, the Government removed special consumption taxes on a number of electronic home appliances, cut VAT on furniture, and extended VAT cuts on property acquisitions, in a bid to support domestic demand. On April 29, 2017, the Government extended tax cuts on home appliances and furniture for a further five-month period in a bid to stir sluggish consumer demand.

On January 22, 2018, the Government announced an extension to the Credit Guarantee Fund scheme worth TL 55 billion (consisting of the remaining TL 50 billion from last year’s Fund scheme and TL 5 billion from returns). Under the new scheme, TL 25 billion of the total amount is strictly channeled towards industrial companies and TL 15 billion towards export companies. Special guarantee limits have been reserved for agricultural enterprises and female entrepreneurs. On May 18, 2018, the Credit Guarantee Fund introduced a new loan guarantee package of TL 35 billion. This package is allocated for use by enterprises with export operations and foreign exchange earning activities, together with use in business financing. On October 11, 2018, the Government announced that creditors will be able to restructure loans more than once and change the maturity of loans for credits pledged by the Credit Guarantee Fund, provided that after the opening date of the loans, their maturity will not exceed 96 months for business loans and 156 months for investment loans. The restructuring is expected to be implemented in a way that will not impose any additional burden on the Ministry of Treasury and Finance. In order to support SMEs, in early 2019, two Credit Guarantee Fund schemes, total of TL 50 billion, have been announced. The first scheme provided 80,269 SMEs with about TL 25 billion in two months, January-February 2019. The second scheme has been initiated in March 2019.

On April 9, 2018, a new set of economic incentives worth TL 135 billion (U.S.$33 billion) was announced to support 23 projects by 19 Turkish firms. The new incentives system aims to help manufacture high and medium scale value-added products, narrow the current account deficit and increase the share of value-added products in exports. It is estimated that these incentives will add 169,000 jobs to the Turkish economy.

As of October 31, 2018, SCT and VAT reductions covering automotive, white goods, furniture and housing have been started to be implemented until the end of the year in order to support the collective inflation reduction program, to balance the economy and to support employment. Then, on January 1, 2019, it was decided to continue the discounts for three additional months.

With the decision published in the Official Gazette, some regulations have been amended to grant Turkish citizenship to foreigners. According to the new regulations, a fixed amount of capital provided for Turkey to qualify for citizenship was reduced from U.S.$2 million U.S.$500 thousand. In addition, the minimum immovable property required to acquire citizenship was reduced from U.S.$1 million to U.S.$250  thousand.

GROSS DOMESTIC PRODUCT

Table 2

	2014	2015	2016	2017	2018
Real GDP (millions of TL)	1,440,083	1,527,725	1,576,365	1,693,310	1,737,136
Nominal GDP (millions of TL)	2,044,466	2,338,647	2,608,526	3,104,907	3,700,989
Turkish Lira/US dollar (annual average)	2.188	2.720	3.021	3.648	4.183
Nominal GDP (millions of U.S. Dollars)	934,855	861,879	862,746	851,492	784,087
Population (mid-year, in thousands)	77,182	78,218	79,278	80,313	81,339
Per capita GDP (at current prices, in U.S. Dollars)	12,112	11,019	10,883	10,602	9,632

Source: TURKSTAT

In 2014, growth rate of domestic demand declined to 3.2%, mainly caused by a sluggish increase in private consumption expenditures which was 3.0%. Sluggish domestic demand and depreciation in domestic currency bolstered the growth of net exports somewhat and was recorded as 1.9%. On the production side, agricultural sector grew only by 0.6% due to unfavorable weather conditions. The industrial sector grew by 5.6%. Capital goods production and energy production were the main leading manufacturing sectors which recorded 5.4% and 4.3% growth rates respectively. On the other hand, mining sector’s production growth rate occurred as 7.4%. The services sector grew by 6.1%, which was mainly fueled by financial intermediation services, professional, scientific and technical activities, education and entertainment activities, which recorded 10.2% and 10.7% growth rates, respectively. Consequently, GDP grew by 5.2% in 2014. Agriculture, industrial sector and services sectors accounted for 6.6%, 20.1% and 61.8% of GDP, respectively.

In 2015, domestic demand recovered rapidly and became the main driver of a 6.1% GDP growth rate, while net exports contributed only 0.6% to GDP. Private consumption and total investment expenditures grew by 5.4% and 9.3%, respectively. Similarly, public consumption expenditures grew by 3.9% and contributed buoyant domestic demand. On the production side, favorable weather conditions and base effect elevated agricultural production sharply and agricultural value added recorded 9.4% growth. Industrial value added growth carried on its moderate pace and recorded 5.1% growth rate. The services sectors value added grew by 5.4% in 2015, mainly driven by financial services and professional, scientific and technical activities and trade, transport and accommodation services. Agriculture, industrial sector and services sectors accounted for 6.9%, 19.8% and 61.5% of GDP, respectively.

In 2016, due to the July 15 coup attempt, economic activity slowed down in third and fourth quarters of the year and GDP increased only by 3.2% for the whole year. Public and private consumption expenditures, bolstered domestic demand, which grew by 4.7%, while net exports decreased by 1.3%. Increase in total investment expenditures was 2.2%, which is somewhat weak. On the production side, due to unfavorable weather conditions and large base effect, agricultural sector shrank by 2.6%, a 9-year historical bottom. Thanks to the recovery in fourth quarter, the industrial sector and the services sector recorded modest growth rates, at 4.2% and 3.4% respectively. Agriculture, industrial sector and services sectors accounted for 6.2%, 19.6% and 62.3% of GDP, respectively.

In 2017, the Turkish economy recovered rapidly thanks to certain measures including implementation of the Credit Guarantee Fund and tax cuts in certain sectors. GDP increased by 7.4%, mainly driven by domestic demand, while net exports’ contribution was minimal. Total consumption expenditures grew by 5.9%, while the increase in total investment expenditures was 7.3%. On the production side, through base effect, agricultural sector grew by 4.7%. The industrial sector and the services sector recorded high growth rates, at 9.2% and 7.7%, respectively. The agriculture, industrial sector, and services sectors accounted for 6.1%, 20.6% and 61.9% of GDP, respectively.

In 2018, economic activity has declined remarkably due to sharp depreciation of Turkish Lira as of the second half of the year. In this period, domestic demand shrank and growth in industrial production harshly deteriorated. GDP increased by only 2.6%, mainly driven by net exports thanks to the weak Turkish Lira. Total consumption expenditures grew by 1.2%, while total investment expenditures decreased by 0.5%. On the production side, the agricultural sector grew by 1.3%. The industrial sector and the services sector recorded modest growth rates, at 1.1% and 3.7%, respectively. The agriculture sector, industrial sector, and services sectors accounted for 5.8%, 22.2% and 61.5% of GDP, respectively.

Table 3

Gross Domestic Product

Years	GDP at Current prices (in millions of Turkish Lira)	Percentage change from prior year (%)	GDP at Current prices (in millions of U.S. Dollars)	Percentage change from prior year (%)	Real GDP (in millions of Turkish Lira, Chained Volume)	Percentage change from prior year (%)
2014	2,044,466	13.0	934,855	-1.6	1,440,083	5.2
2015	2,338,647	14.4	861,879	-7.8	1,527,725	6.1
2016	2,608,526	11.5	862,746	0.1	1,576,365	3.2
2017	3,106,537	19.1	851,492	-1.3	1,693,667	7.4
2018	3,700,989	19.1	784,087	-7.9	1,737,136	2.6

Source: TURKSTAT

The following table presents the composition of GDP at current prices for the periods indicated:

Table 4

Composition of GDP by Sectors (%)	2014	2015	2016	2017	2018
Agriculture	6.6	6.9	6.2	6.1	5.8
Industry	20.1	19.8	19.6	20.6	22.2
Manufacturing	16.8	16.7	16.6	17.6	19.1
Services
Construction	8.1	8.2	8.6	8.6	7.2
Trade, Transport, Accommodation	22.3	22.2	21.5	22.2	23.5
Information and Communication Technologies	2.4	2.4	2.4	2.5	2.5
Financial Services	2.9	3.0	3.3	3.2	3.1
Real Estate	8.0	7.7	7.7	7.2	6.8
Professional, Administrative and Supportive Services	4.8	5.2	5.3	5.4	5.2
Taxes-Subsidies	11.6	11.9	11.9	11.4	10.5
GDP Total	100.0	100.0	100.0	100.0	100.0

Source: TURKSTAT

The following table presents real growth in output for GDP for the periods indicated:

Table 5

Real growth in output for GDP (% change)	2014	2015	2016	2017	2018
Agriculture	0.6	9.4	-2.6	4.9	1.3
Industry	5.6	5.1	4.2	9.1	1.1
Manufacturing	6.1	5.9	3.8	9.1	1.1
Services
Construction	5.0	4.9	5.4	9.0	-1.9
Trade, Transport, Accommodation	6.8	6.6	0.2	10.9	5.6
Information and Communication Technologies	7.2	3.8	5.9	13.1	4.6
Financial Services	10.2	8.4	8.8	3.9	1.7
Real Estate	2.5	2.4	3.6	2.5	2.7
Professional, Administrative and Supportive Services	10.7	15.4	5.2	10.4	-2.6
Taxes-Subsidies	2.1	9.6	3.8	4.2	0.0
GDP Total	5.2	6.1	3.2	7.4	2.6

Source: TURKSTAT

PRINCIPAL INDUSTRIES

Turkey has a well-developed and increasingly diversified industrial sector. Since 1995, industrial production has increased primarily as a result of the expansion of domestic demand since the second quarter of 1995. In addition, decreased import costs as a result of the Customs Union with the EU and an increase in investment contributed to the rapid growth of industrial production.

The manufacturing sector has undergone an important transformation after 2001. As a result of restructuring in the economy, investment rates increased significantly and the share of low technology sectors in production decreased whereas the share of medium-high technology sectors in production increased.

In 2014 and 2015, industrial sector carried on its moderate pace. Industrial production rose by 5.9% and 6.1%. Manufacturing industry production rose by 6.5% and 6.6%. Capacity utilization rates were 75.0% and 76.8% in 2014 and 2015. Value added in industry increased by 5.6% in 2014 and 5.1% in 2015.

In 2016, industrial sector’s value added growth rate was negatively affected by the failed coup attempt and grew by only 4.2% while each of the industrial production index and manufacturing production index grew by 3.4%, and capacity utilization rate was 77.4%.

In 2017, industrial production and value added recovered rapidly thanks to proactive measures taken by the Government, and both of them grew by 9.1%. Further, the capacity utilization rate was 78.5%, which is the highest level of last 9 years.

In 2018, industrial production declined to modest levels due to massive depreciation in Turkish Lira, and therefore, domestic demand. Industrial production index and value added grew by 1.1% in 2018. The capacity utilization rate was 76.8% in 2018.

The following table presents industrial output for products for the periods indicated:

Table 6

	(in millions of Turkish Lira)				(% change)
	2014	2015	2016	2017	14/13	15/14	16/15	17/16

Hard Coal	769	562	549	603	-6	-27	-2	9.9
Lignite	5,927	5,155	6,861	8,888	-5	-13	33	29.5
Natural Gas	351	n/a	256	n/a	0.9	n/a	n/a
Iron Ores	1,530	1,245	1,174	1,742	21	-19	-6	48.4
Lead, Zink, Tin Ores	608	821	734	1,246	7	35	-11	69.8
Other Non-Iron Metal Ores	2,159	1,166	1,011	2,250	87	-46	-13	122.7
Marble and Building Stones	2,430	2,724	2,844	4,096	-9	12	4	44.0
Limestone and Gypsum	702	756	789	944	16	8	4	19.7
Granules and Pebble Stones	2,683	3,114	3,298	3,831	-21	16	6	16.2
Other Minerals	1,308	1,421	1,715	2,020	6	9	21	17.7
Meat of Bovine Animals (Fresh or Cooled)	3,425	4,036	4,728	5,676	29	18	17	20.0
Poultry (Fresh or Cooled)	8,397	8,599	9,269	11,871	23	2	8	28.1
Cigarette	4,405	4,492	5,355	5,998	24	2	19	12.0
Cotton Yarn	9,052	8,843	10,522	13,909	9	-2	19	32.2
Woven Fabrics of Cotton	7,411	8,617	9,781	11,705	10	16	14	19.7
Rough Aluminum	1,081	1,196	1,822	2,842	41	11	52	56.0
Tractor (37 kw < engine power < 59 kw)	1,114	1,500	2,166	2,643	24	35	44	22.0
Automobile (1500 cm3 cylinder volume 3000 cm3	15,661	18,826	25,939	40,429	30	20	38	55.9
Tankers	430	380	n/a	n/a	n/a	-12	n/a	n/a

Source: TURKSTAT

ENERGY

Geographically, Turkey is in close proximity to 72% of the world’s energy resources and forms a natural energy bridge between source exporting countries and energy consumer markets.

Turkey imported 76.3% of its total energy consumption in 2014, 76.0% in 2015, 74.0% in 2016, and 75.7% in 2017.

Turkey imported 21.0 million metric tons of crude oil in 2018, compared to 25.8 million in 2017, 25.0 million in 2016, 25.0 million in 2015, and 17.5 million in 2014, marking a 20.0% increase measured over the last five years. Turkey imported 50.4 billion cubic meters (“bcm”) of natural gas in 2018, compared to 55.2 bcm in 2017, 46.3 bcm in 2016, 48.4 bcm in 2015, and 49.3 bcm in 2014, marking a 2.4% increase measured during the same period. Turkey imported 24.9 million metric tons of oil equivalent in coal in 2017, 23.6 million metric tons in 2016, 22.3 million metric tons in 2015, and 19.4 million metric tons in 2014.

Turkey’s sources of imported oil have diversified recently. The share of oil from Iran has increased from 16.0% in 2014 to 18.4% in 2018, the share of oil from Iraq has increased from 16.8% to 17.1%, and the share of oil from Russia also increased during the same period from 12.5% to 25.2%.

In 2017, Turkey announced the National Energy and Mining Strategy, which entails three pillars: ensuring energy supply security, localization (i.e. increasing use of indigenous resources) and ensuring predictable market conditions.

To ensure energy supply security, Turkey is enhancing the natural gas infrastructure through investments in new pipeline projects, floating storage regasification units (“FSRU”), liquefied natural gas, and storage facilities. As a result, total daily gas entry capacity has surpassed total daily gas consumption by approximately 20%. Turkey’s first and second FSRUs became operational in 2017 and

February 2018, respectively. The first gas delivery from TANAP to Turkey occurred in June 2018, which also contributes to Turkey’s diversification efforts, ensuring security of energy supply. The initial capacity of the TANAP line delivered to Turkey is 5.7 bcm. Turkey has also invested in exploration and drilling activities, acquiring a drilling ship in 2017.

Regarding the goal of localization, Turkey aims to increase the share of the domestic and renewable energy to two thirds of electricity production by 2023, adding 10.0 GW each of solar and wind energies to Turkey’s current energy mix from 2017 to 2027. To this end, an auction for a 1.0 GW wind energy project and an auction for a 1.0 GW solar energy project were held in 2017. The lowest bidders proposed 6.99 cents/kWh in the solar auction and 3.48 cents/kWh in the wind energy auction. Additionally, a tender for the construction of a 1.2 GW offshore wind park was announced in the Official Gazette dated June 21, 2018. 1 GW PV tender and 1 GW tender on shore wind energy were also announced in the Official Gazette dated October 5 and November 7 respectively. Turkey also continuously invests in lignite exploration activities.

The last pillar of Turkey’s strategy is ensuring predictable market conditions. The liberalization process of Turkish electricity and gas markets dates back to 2001 when electricity and gas markets laws were published in line with EU alignment efforts. In the electricity sector, as of the end of 2018, 85.0% of the electricity generation comes from the private sector, compared to 72.0% in 2014. The major achievements in the gas sector include the expansion of the distribution system by private distribution companies through auctions held by the Energy Market Regulatory Authority (“EMRA”), the establishment of wholesale companies that sell natural gas to eligible consumers, a gas release process which enables the transfer of certain contracts of BOTAŞ Trade to new private import companies. In 2015, Energy Exchange Istanbul was established to contribute to the development of the energy market by providing reliable reference price formation for market players. The electricity wholesale market has been operational since 2015 and wholesale gas trading activities started on September 2018.

The following table presents Turkey’s oil imports by source countries for the years indicated:

Table 7

Oil Imports (million tons)	2014	2015		2016	2017		2018
Iraq	5.5	11.4		9.3	7.1		6.6
Iran	5.2	5.6		6.9	11.5		7.1
Libya	0.1	0.0	*	—	0.2		0.2
Saudi Arabia	2.1	2.5		2.4	2.3		1.9
Russia	4.1	7.3		7.8	8		9.8
Azerbaijan	—	—		—	0.0	*	0.0	*
Kazakhstan	1.5	0.7		0.6	0.5		1.2
Italy	1.4	1.6		0.7	1.1		0.7
Nigeria	1.7	0.5		—	0.1		0.5
Colombia	0.6	0.9		—	0.3		0.0	*
Others	10.3	9.4		12.3	11.6		10.7
Total Crude Oil Imports	17.5	25.1		25	25.8		21.0
Total Crude Oil and Petroleum Products Imports	32.5	39.6		40	42.7		38.7

*	less than 100,000 tons

Source: Energy Market Regulatory Authority

Energy development and power generation were priority areas for public investment. In particular, in the second half of the 1970s, Turkey embarked on a power and irrigation project (“GAP”) in Southeastern Anatolia. The power and irrigation project in Southeastern Anatolia (“GAP”) region covers an area of 27,340 square miles, which corresponds to 9.5% of the total area of Turkey. GAP is a combination of 13 major installations primarily for irrigation and hydroelectric power generation. The project includes the construction of 22 dams and 19 hydroelectric power plants on the Euphrates and the Tigris rivers and their tributaries. As of December 31, 2017, the installed capacity of GAP hydropower plants in operation was 7,383 MW. In addition, as of December 31, 2017, 47.4% of the total irrigation was completed, 15.2% was under construction, and 37.4% was at the planning and final design level. The total cost of GAP is expected to be U.S.$25.0 billion (excluding expropriation and overhead costs).

Natural Gas

Natural gas has been used extensively for power generation in Turkey since the late 1980s. Turkey is increasingly utilizing natural gas, both from its own reserves and from abroad, having established long-term purchase contracts with the Russian Federation, Algeria, Nigeria, Iran and Azerbaijan and also buys spot and long-term liquefied natural gas (“LNG”) from the market during the winter season in order to maintain a supply-demand balance. Turkey has very limited domestic gas reserves and national gas production represents less than 1% of the total domestic demand. Consequently, nearly 99% of natural gas demand is satisfied by import. The Petroleum Pipeline Corporation of Turkey (“BOTAŞ”) is the state-owned crude oil and natural gas pipeline operator and gas trader. At present, BOTAŞ has ten long-term sale and purchase contracts with eight different supply sources (six of which are via pipelines and two of which are in LNG form). In 2018, primary natural gas supply amounted to 50.4 bcm, with 84.65% of which imported by BOTAŞ, 15.35% of which imported by the private sector, and 0.84 % of which produced by producer wholesale companies. By the end of 2018, the breakdown of consumption which totaled 49.3 bcm was 36.89 % electricity production, 24.30 % industry, 25.75 % households, and 8.20 % service sector. Distribution is carried out by local distribution companies. As of the end of 2018, 72 distribution zones were supplied with natural gas. Recent analysis suggests that natural gas demand will increase parallel to the growth expected in primary energy demand.

In 2018, Turkey imported 23.6 bcm of natural gas from the Russian Federation, 7.9 bcm of natural gas from Iran and 7.5 bcm of natural gas from Azerbaijan. Turkey also imported 4.5 bcm and 1.7 bcm of natural gas from Algeria and Nigeria respectively, in LNG form. On the other hand, in 2018 Turkey also imported spot LNG from Qatar, Norway, the USA, Nigeria, Trinidad and Tobago, Equatorial Guinea, Egypt, France, Angola, Spain, and Algeria.

Turkey’s domestic natural gas transmission system exceeds 14,000 km in length. In 2018, as it was in 2017, the number of active Distribution System Operator was 72.

In December 2012, the EMRA Board decided that all customers should be eligible to choose their supplier. This decision was reinforced with a new EMRA Board decision taken in December 2014 decreasing the eligibility threshold for the household customers to 75,000 cubic meters. In October 2013, EMRA prepared and published the model agreements for natural gas transportation and delivery services in distribution regions. This development provided transparency to supplier switching process and functioning of the market.

The Organized Natural Gas Wholesale Market By-law aims to let the market players trade natural gas anonymously in an organized liberal market operating by continuous trade principles, as well as let the transmission system operator balance the system by entering the Continuous Trade Platform (“CTP”) when needed and was published in the Official Gazette dated March 31, 2017. Market Usage Procedures and Principles, which aim to provide detailed rules about the market, were published in the Official Gazette dated September 23, 2017. Market simulations on the CTP began in April 1, 2018 and the market started operation on September 1, 2018, with transactions posing financial and delivery obligations according to the By-law. The foundation of the Organized Natural Gas Wholesale Market is an important step towards establishing Turkey as an international gas trade center allowing the trade of gas from different sources. The Organized Natural Gas Wholesale Market is expected to give players crucial price signals about the market.

The increased regasification capacity of the LNG terminals exceeding 100 mcm/day as a result of the upgrades to the terminals and the new FSRUs owned by BOTAŞ, which are ready for operation, are another step towards liberalization in the natural gas market. Tariffs on LNG terminals including FSRUs have been liberalized as of the end of 2017, in line with the Natural Gas Market Law articles dictating that such storage tariffs should be freely set between parties provided that there’s sufficient capacity.

Restructuring the Electricity Sector

Significant steps have been made towards a fundamental restructuring of the electricity sector. The Electricity Market Law (No. 6446) (the “Electricity Market Law”), which became effective in March 2013, includes rules and regulations regarding the electricity market to increase transparency and efficiency in the investment environment.

Auto-production is regulated by Law No. 3096 by Decree No. 85/9799 which allows the Ministry of Energy and Natural Resources (“MENR”) to grant permission to industrial plants, residential complexes with more than 5,000 dwellings, five star hotels, industrial zones, universities, and municipal institutions to generate their own electricity. With the passing of amendments to the Electricity Market Law in 2014, the auto-production license was abolished and, accordingly, all such licenses have been changed into generation licenses. As of the end of 2018, Independent Power Producers generated 201.6 Terawatt-hour (“TWh”), which constituted approximately 66.3% of Turkey’s total electricity generation. As of the end of 2018, the share of private sector in electricity generation is approximately 85.0%, taking into account the eligible producers, and unlicensed BOO, BOT, and TOOR power plants.

Turkey consumed 303.28 TWh of electricity in 2018. Installed capacity surpassed 88,550 GW in 2018 and the increase of electrical energy demand was 2.2% compared to the previous year. The By-law on Competition for the Applications of the Wind and Solar Power Plant Projects published in the Official Gazette dated December 6, 2013 (No. 28843) outlined the principles and procedures related to applications for projects to be connected to the grid. The By-law requires that eligibility criteria be determined by the declared RES (Wind Power Electricity Generation Plant) contribution margin to be paid per MW of electricity.

EMRA issued the By-law on Certification and Promotion of Renewable Energy Sources published in the Official Gazette dated October 1, 2013 (No. 28782), which identifies the methods and principles for the certification of renewable energy facilities and the establishment and operation of such facilities.

With the amendment in Regulation on Documentation and Support of Renewable Energy, which was published in the Official Gazette on April 29, 2016, participants in the renewable energy support mechanism have the responsibility for electricity sales and imbalances. They can sell to the day-ahead market, intraday market, and through bilateral contracts. The support amount is determined by feed-in-tariff plus the difference between the sales and the produced amount multiplied by a different coefficient for each resource type of the Day Ahead Market price.

The Regulation on Renewable Energy Source Zones was published in the Official Gazette on October 9, 2016. It is a new investment model for the construction of large capacity solar energy zones, wind energy zones. Konya/Karapınar has been set as Renewable Zone-1 and is planned to have a 1,000 MW GES capacity. The tender process for the solar project was completed in March 2017, with the Kalyon-Hanwha consortium placing the winning bid with 6.99 cents/kWh feed-in tariff. In August 2017, a wind tender was made for 1 GW at 12 cities. Siemens-Türkerler-Kalyon Joint Venture won the tender with 3.48 cents/kWh feed-in tariff. By the end of 2018, the share of renewable energy sources in total electricity generation was 32.5% and total wind capacity reached 7,005.4 MW.

There are two main state-owned companies in the electricity sector of Turkey, covering generation, trading, and transmission activities: Turkish Electricity Transmission Corp. (“TEİAŞ”) and Electricity Generation Corp. (“EÜAŞ”). Within the context of the Decree Law No. 703 published in the Official Gazette No. 30473 (bis) of July 9, 2018, Turkish Electricity Trading and Contracting Co. (TETAŞ) and Electricity Generation Company (EÜAŞ) unified under the structure of EÜAŞ and duties, authorities and responsibilities of former TETAŞ are now being performed by EÜAŞ. As of end of 2015, the share of publicly held installed capacity stayed below privately held installed capacity due to continuous and increasing private investments in the sector. In 2017 and 2018, 84.0% and 85.0% of electricity generation capacity was held by the private sector, respectively. Seventeen hydro power plants with a total installed capacity of 63.27 MW and three thermal power plants (Kangal, Seyitömer, Hamitabat) with a total installed capacity of 2,213 MW were privatized in 2013. Five hydro power plants with a total installed capacity of 5.54 MW and four thermal power plants (Kemerköy, Yeniköy, Yatağan, Çatalağzı) with a total installed capacity of 1,980 MW were privatized in 2014. Three thermal power plants (Orhaneli, Tunçbilek, Soma B) with a total installed capacity of 1,565.0 MW were privatized in 2015. Nine hydro power plants were privatized with a total capacity of 531.6 MW in 2016. Ten hydro power plants were privatized with a total capacity 324.06 MW in 2017. Ten hydro power plants with a total installed capacity of 213.92 MW were privatized in 2018. Afşin-Elbistan A Thermal Power Plant with installed capacity of 1355 MW and its coal supply area Afşin Elbistan Lignites were privatized in 2018.

While EÜAŞ, a state-owned company, held 31.5% of all installed capacity in 2014, its share in total installed capacity had been reduced to 20.9% by the end of 2018. The total installed capacity of EÜAŞ by the end of 2018 was 18,489 MW. Independent power producers owned more than 66.8% of total capacity in 2018. BOO, BOT and TOOR power plants had 12.2% of capacity.

In order to introduce nuclear power into the generation portfolio, projects are being carried out at a bilateral level. An intergovernmental agreement (“IGA”) between the Russian Federation and Turkey concerning cooperation in the area of construction and operation of the nuclear power plant on the Akkuyu site in Turkey was ratified and came into force on December 27, 2010. The Akkuyu site has been allocated to the project company established under the terms of the agreement. The IGA established the BOO Model where the project company is responsible for construction and operation of the Akkuyu NPP. On June 15, 2016, EMRA granted Akkuyu NPP a generation license for 49 years. Within the context of the IGA of the Akkuyu NPP Project, the Power Purchase Agreement (PPA) was signed between the Project Company (Akkuyu Nükleer A.Ş) and obsolete TETAŞ .

An IGA between Turkey and Japan for construction and operation of the second nuclear power plant and development of the nuclear industry in Turkey was ratified and came into force on May 23, 2015 (OJ No. 29364). This IGA established a public private partnership between Japanese Consortium (MHI, Itochu, and GDF Suez) and EÜAŞ. Within the framework of the IGA, construction of a nuclear power plant having an installed capacity of 4.480 MWe that consists of 4 units, each of which has an installed capacity of 1.120 MWe at the Sinop site, is foreseen. Within the framework of IGA, a technical and commercial feasibility study was carried out by potential project participants and completed on July 2018. Assessment of the feasibility report is ongoing. Besides that, as being the first step of the Environmental Impact Assessment (“EIA”), the EIA Application File was submitted to the Ministry of Environment and Urbanization on December 27, 2017. As of the end of 2018, site evaluation studies in Sinop to obtain Site License, including EIA studies, continue.

Beside these two NPP Projects, a site selection procedure is going on for a third NPP Project. Another MoU was signed between MENR and China National Energy Administration for Civil Nuclear Cooperation on June 29, 2016. The site selection for the third NPP project is expected to be completed in the short term.

Turkey acknowledges the need to reduce energy dependency and to improve energy efficiency. The Energy Efficiency Strategy Paper published in the Official Gazette on February 25, 2012 (No. 28215) was published in order to increase the effectiveness of energy efficiency studies which had occurred to date and to set concrete objectives for such studies, with an aim to reduce primary energy intensity at least 20% by 2023.

Similarly, according to the 2010-2014 Strategic Plan of the MENR, efficiency is considered a supply source and is evaluated as a crucial component of security of supply. Energy efficiency was also one of the main topics covered in the 2014-2019 Strategic Plan of MENR, where related targets and actions were identified to increase energy efficiency. In this context, the first National Energy Efficiency Action Plan (2017-2023) was prepared as a result of the meticulous work with our Ministry and its partners, accepted by the High Planning Council and issued in the Official Gazette. The Action Plan includes actions to be taken to reach the national goals as well as impacts of these actions. The Action Plan was prepared in conformity with principles in our target policy documents such as our 2023 goals, the Energy Efficiency Strategy Paper issued in 2012, the 2015-2019 Strategic Plan of our Ministry, the Tenth Development Plan, and the Medium-Term Plan, by reflecting best practices in the world.

Electricity Interconnections

Turkey has the following existing interconnections with neighboring countries, and import/export figures are as follows:

●	Bulgaria: There are two 400 kV separate interconnection lines between Hamitabat, Turkey, and Maritsa East, Bulgaria, and each of them currently operate in synchronous parallel mode with the ENTSO-E Continental Europe Synchronous Area (“CESA”). 13,044,849,000 kWh of energy was imported from Bulgaria to Turkey and nearly 2,771,774,000 kWh of energy was exported from Turkey to Bulgaria through the Hamitabat-Marista East interconnection line in connection with synchronous parallel operation between the Turkish power system and ENTSO-E CESA from January 1, 2013 to December 31, 2018.

●	Azerbaijan/Nakhchivan: There is one 154 kV interconnection line between Babek, Nakhchivan, and Iğdir, Turkey. Imports from this connection line were discontinued on May 31, 2014. 379,336,000 kWh of energy was imported from Nakhchivan to Turkey in 2013 and 2014. In 2015, 2016, 2017 and 2018 no imports were realized.

●	Iran: There is one operating interconnection lines, which is a 400 kV line between Khoy, Iran and Başkale, Turkey. 7,273,923,000 kWh of energy was imported from Iran to Turkey from January 1, 2013 to December 31, 2017. In 2018 no imports were realized.

●	Georgia: Two interconnection lines exist between Turkey and Georgia. The first is a 220 kV Hopa-Batum interconnection line which operates only in emergency situations since 2014. In 2013 and 2014, 16,980,000 kWh of energy was imported via this line from Georgia to Turkey. The second interconnection line is a 400 kV interconnection line between Borçka, Turkey and Akhaltsikhe, Georgia, with a DC back-to-back station in Akhaltsikhe completed in 2013 and operated since July 2014. 2,686,012,000 kWh of energy was imported from Georgia to Turkey via the Borçka-Akhaltsikhe interconnection line from July 1, 2014 to December 31, 2018. 41,068,000 kWh of energy was exported from Turkey to Georgia via Borçka-Akhaltsikhe interconnection line in 2018. Construction is underway for a 154 kV transmission line, between Batumi, Georgia, and Muratli, Turkey, with a DC back-to-back station on the Georgian side. The 154 kV Batumi-Muratli Interconnection Line is expected to be complete in 2020 according to the Georgian Development Plan.

●	Iraq: There is a 400 kV interconnection line between PS3 (in Turkey) and Zakho, Iraq. Electricity Energy exports to Iraq, via PS3 Karkey-Zakho Interconnection Line stopped on May 18, 2015 due to technical problems on the Iraq side. 1,578,646 MWh of energy was exported from Turkey to Iraq via PS3 Karkey, Turkey–Zakho Iraq Interconnection Line from June 2013 to May 2015. As of the end of 2018, installation of a second 400 kV interconnection line between Cizre, Turkey to Mosul, Iraq, is underway and the portion of the line within Turkish borders is 130 kilometers long. Cizre-Border section has been completed and the Mosul-Border section is expected to be completed.

●	Greece: There is a 400 kV interconnection line between Babaeski, Turkey and Philippi Nea Santa, Greece, which is currently operating in synchronous parallel mode with the ENTSO-E CESA. 3,346,732,000 kWh of energy was imported from Greece to Turkey and nearly 2,677,620,000 kWh of energy was exported from Turkey to Greece through the Babaeski- Nea Santa interconnection line in connection with synchronous parallel operation between the Turkish power system and ENTSO-E CESA from January 1, 2013 to December 31, 2018.

EMRA issued the By-law on Electricity Market Import and Export, published in the Official Gazette dated May 17, 2014 (No. 29003), in order to identify rules and exceptions governing the export and import of electricity through interconnections between the national grid and transmission grids of neighboring countries and to determine methods and principles of capacity allocation in international interconnections.

Trial synchronous parallel operation of the Turkish Power System with the ENTSO-E Continental Europe Synchronous Area (“CESA”) began on September 18, 2010. The trial parallel operation has been finalized in three phases. After the successful finalization of the “limited commercial exchange” period, which is the third and last phase, ENTSO-E Regional Group Continental Europe Plenary approved the report on September 4, 2013, emphasizing the success of the technical studies carried out by TEİAŞ for ENTSO-E connection. After the positive results of trial parallel operation, ENTSO-E decided in favor of the permanent synchronous operation of Turkish power system with the Continental Europe system ın April 2014. Following the fulfilment of the standards/obligations set down in the ENTSO-E Operation Handbook by TEİAŞ, the Long Term Agreement was signed in April 2015, which is a requirement of the ENTSO-E Articles of Association for permanent operation and will make the standards and obligations binding for TEİAŞ. TEİAŞ, therefore, became an integral part of European network. On its General Assembly on December 10, 2015, ENTSO-E approved TEİAŞ’s application to be an observer and an Observer-ship Agreement was signed between TEİAŞ and ENTSO-E on January 14, 2016. Observer Membership agreement has a duration of 3 years, ın this regard TEİAŞ has applied ENTSO-E for the renewal of the Observer Membership status for more 3 years.

Crude oil and natural gas pipelines and pipeline projects

Pipelines in Operation

The Russia-Turkey Natural Gas Pipeline (West Line) transits Ukraine, Romania, and Bulgaria, enters Turkey at the Malkoçlar border point and passes through Hamitabat, Ambarlı, İstanbul, İzmit, Bursa and Eskişehir before reaching Ankara. The pipeline is 845 km long.

The Eastern Anatolian Natural Gas Main Transmission Line (between Iran and Turkey) is approximately 1,491 km long and supplies approximately 10 billion cubic meters of natural gas.

The total length of the Blue Stream natural gas pipeline, the largest energy project ever between Turkey and the Russian Federation is 1,213 km, of which 396 km lies at the Black Sea offshore section.

The Baku-Tbilisi-Ceyhan Pipeline carries oil from the Azeri-Chirag-Deepwater Gunashli field and condensate from Shah Deniz across Azerbaijan, Georgia, and Turkey. It links the Sangachal terminal on the shores of the Caspian Sea to the Ceyhan marine terminal owned and operated by BOTAŞ on the Turkish Mediterranean coast. In addition, crude oil from Turkmenistan and Kazakhstan continues to be transported via the pipeline. The pipeline has a total length of 1,768 km: 443 km in Azerbaijan, 249 km in Georgia, and 1,076 km in Turkey. BP operates the Azerbaijan and Georgia sections of the pipeline on behalf of its shareholders in BTC Co. while BOTAS International Limited, a wholly owned subsidiary of BOTAŞ, operates the Turkish section.

The Baku-Tblisi-Erzurum Pipeline also known as the South Caucasus Pipeline was built to export Shah Deniz gas from Azerbaijan to Georgia and Turkey. The pipeline starts from the Sangachal terminal near Baku. It follows the route of the Baku-Tbilisi-Ceyhan crude oil pipeline through Azerbaijan and Georgia to Turkey, where it is linked to the Turkish gas transmission system. The pipeline is 980 km long. The pipeline is now being expanded to accommodate additional gas from the second stage of the Shah Deniz (Shah Deniz Stage 2) development project.

The Intergovernmental Agreement on natural gas transportation from Turkey to Greece was signed on February 23, 2003. The Turkey-Greece Interconnector comprises the first phase of the Southern Gas Corridor. Total length of the pipeline is approximately 300 km, of which 209 km is within the Turkish territories.

The groundbreaking ceremony of the Trans-Anatolian Natural Gas Pipeline Project (“TANAP Project”), a pipeline carrying gas from Azerbaijan to Turkey and Europe, was held in March 2015 and construction started in April 2015. First gas flow started on June 30, 2018 to Turkey and will start in 2020 to Europe. The TANAP Project is critical to meeting the natural gas demand of both Turkey and Europe. Upon operation, this project will be the first to take gas from the Caspian Sea and transmit it to Europe from the Caucasus; 6 bcm of the total 16 bcm of gas to be taken from the Stage 2 of the Shah Deniz Offshore Gas Field is planned to be used in Turkey and the remaining 10 bcm is planned to be transmitted to Europe through the TANAP Project. The TANAP Project is designed as the backbone of the Southern Gas Corridor and will contribute to the diversification of natural gas sources for Turkey.

Pipeline Projects under Development

In June 2013, the consortium developing Azerbaijan’s Shah Deniz gas field chose the Trans Adriatic Pipeline (“TAP”) over the Nabucco West project. The TAP project reflects a European Union push for alternatives to Russian gas imports and is expected to start flowing in 2020. The annual gas transportation capacity of the project is planned to be 10 bcm. However, the design of the pipeline will allow for transportation of more than 20 bcm/year of additional gas sources. The TAP project will collect Azeri gas via Turkey and will start on the border of Turkey and Greece, where it will connect with the TANAP project. TAP will continue onshore, crossing the entire territory of Northern Greece, then pass through Albania to the Adriatic coast. The offshore section of the pipeline will traverse the Adriatic Sea and will connect Italy’s gas transportation network in Southern Italy. TAP will be approximately 878 km long (Greece 550 km; Albania 215 km; Adriatic Sea 105 km; Italy 8 km). TAP is fronted by Swiss company AXPO BP of England,

SOCAR of Azerbaijan, Fluxys of Belgium, Enagas of Spain, and Snam of Italy. On March 28, 2014, a Memorandum of Understanding relating to the Turkey-Bulgaria Interconnector Project was signed. This memorandum establishes a Joint Working Group in order to prepare a prefeasibility report and action plan for TAP.

The TurkStream Project is being developed to transport Russian gas directly to Turkey and then to Europe via two lines beneath the Black Sea. TurkStream’s offshore section will run over 900 km from the Russkaya compressor station near Anapa across the Black Sea to the Turkish seaboard, with an onshore string to Turkish Gas Network and another onshore line to Turkey’s European borders. On October 10, 2016, the Government of the Russian Federation and the Government of the Republic of Turkey signed the Intergovernmental Agreement on the project.

The following table presents Turkey’s energy supply (by resource) for the years indicated:

Table 8

		Coal		Oil		Gas		Hydro		Electricity		Other		Total Supply
	Years	mtoe(1)%		mtoe	%	mtoe	%	mtoe	%	mtoe	%	mtoe	%	mtoe	%

Production	2012	15.56	13.3%	2.45	2.09%	0.52	0.44%	4.98	4.24%			6.93	5.91%	30.44	25.95%
	2013	13.55	11.7%	2.52	2.17%	0.44	0.38%	5.11	4.39%			7.48	6.43%	29.11	25.02%
	2014	13.81	11.5%	2.58	2.14%	0.40	0.33%	3.50	2.90%			8.31	6.90%	28.59	23.73%
	2015	12.63	9.8%	2.64	2.05%	0.31	0.24%	5.77	4.47%			9.58	7.42%	30.94	23.96%
	2016	15.46	11.3%	2.70	1.98%	0.30	0.22%	5.78	4.24%			11.13	8.17%	35.37	25.97%
	2017	15.09	10.4%	2.68	1.85%	0.29	0.20%	5.01	3.45%			12.29	8.46%	35.35	24.33%
Import	2012	19.08	16.3%	40.93	34.89%	37.89	32.29%			0.50	0.43%	0.00	0.00%	98.40	83.88%
	2013	17.55	15.1%	40.61	34.91%	37.35	32.11%			0.64	0.55%	0.00	0.00%	96.14	82.66%
	2014	19.44	16.1%	41.62	34.54%	40.64	33.73%			0.68	0.57%	0.00	0.00%	102.38	84.96%
	2015	22.29	17.3%	49.95	38.68%	39.95	30.94%			0.61	0.48%	0.00	0.00%	112.80	87.35%
	2016	23.56	17.3%	50.77	37.27%	38.24	28.07%			0.54	0.40%	0.00	0.00%	113.12	83.03%
	2017	24.88	17.13%	53.72	36.97%	45.58	31.37%			0.24	0.16%	0		124.42	85.63%
Export	2012	0.00		6.11	5.21%	0.50	0.43%			0.25	0.22%	0.00	0.00%	6.88	5.86%
	2013	0.01		4.54	3.90%	0.56	0.48%			0.11	0.09%	0.00	0.00%	5.22	4.48%
	2014	0.04		5.45	4.52%	0.52	0.43%			0.23	0.19%	0.00	0.00%	6.25	5.18%
	2015	0.17		7.16	5.54%	0.51	0.40%			0.27	0.21%	0.08	0.06%	8.12	6.29%
	2016	0.16		6.41	4.71%	0.56	0.41%			0.12	0.09%	0.12	0.09%	7.25	5.32%
	2017	0.17		6.88	4.73%	0.52	0.36%			0.28	0.20%	0		7.85	5.40%
Bunkers	2012			3.45										3.45	2.94%
	2013			3.81										3.81	3.28%
	2014			4.26										4.26	3.54%
	2015			4.60										4.60	3.56%
	2016			4.48										4.48	3.29%
	2017			4.57										4.57	3.15%
Stock Changes	2012	-0.36		-0.28		-0.57						0.00		-1.20	-1.03%
	2013	-0.67		0.36		0.40						0.00		0.09	0.08%
	2014	0.30		0.06		-0.31						0.00		0.04	0.03%
	2015	-0.15		-1.62		-0.10						-0.01		-1.88	-1.45%
	2016	-0.51		-0.38		0.35						0.02		-0.53	-0.39%
	2017	-0.34		-0.68		1.03						0		-2.05	-1.41%
Statistical Error	2012	-0.09		0.29		0.02						0.00
	2013	0.18		0.14		0.08						0.00
	2014	0.01		-0.15		0.04						0.00
	2015	0.31		0.03		0.15						-0.03
	2016	0.19		0.00		0.06						0.00
	2017	0.003		0.22		0.07						-0.001
Total Supply	2012	34.27	29.2%	33.54	28.6%	37.34	31.8%	4.98	4.2%	0.25	0.2%	6.93	5.91%	117.31	100.00%
	2013	30.42	26.2%	35.14	30.2%	37.63	32.4%	5.11	4.4%	0.53	0.5%	7.48	6.43%	116.31	100.00%
	2014	33.51	27.8%	34.54	28.7%	40.20	33.4%	3.50	2.9%	0.45	0.4%	8.31	6.89%	120.50	100.00%
	2015	34.59	26.8%	39.21	30.4%	39.65	30.7%	5.77	4.5%	0.34	0.3%	9.57	7.41%	129.14	100.00%
	2016	38.36	28.2%	42.20	31.0%	38.34	28.1%	5.78	4.2%	0.42	0.3%	11.13	8.17%	136.23	100.00%
	2017	39.46	27.2%	44.28	30.5%	44.32	30.5%	5.01	3.4%	-0.05	-0.03%	12.29	8.46%	145.305	100.00%

(1)	Million Metric tons of oil equivalent. Calorific unit of energy is taken as 860 kcal/10 kWh

(2)	Includes coke and petrocoke

(3)	Includes marine bunkers.

Source: MENR

AGRICULTURE

While agriculture has historically been a very important sector in Turkey, the contribution of this sector to the country’s GDP and total employment has diminished in the past few years. Nevertheless, this sector is crucial to the Republic since the agricultural sector employs a significant portion of Turkey’s work force, generates most of the income and employment in rural areas, supplies products to many other sectors, and contributes significantly to total exports of the country.

The strategic objectives of the Republic’s agricultural policies are to develop a globally competitive and environmentally-friendly agricultural sector, providing sufficient and balanced nutrition to Turkish people. Particular emphasis is given to research and development, innovation, productivity growth, improvement and strengthening of the food safety infrastructure and increased efficiency of water use in agriculture.

In recent years, support schemes that contribute to productivity have been given special importance. Premium payments, area-based supports, animal husbandry supports and rural development supports are among the major schemes in the support program. In 2017, those major support schemes have accounted for 26.1%, 24.9%, 29.9% and 11.2% of total support budget, respectively. The distribution of premium payments, area-based supports, animal husbandry supports and rural development supports for the year 2018 are estimated to constitute 24.4%, 28.1%, 27.8% and 11.9% of the total support budget, respectively.

A new version of the GAP Action Plan, which relates to irrigation investments, is in place for the 2014-2018 period. In addition to the GAP Action Plan (2014-2018), the KOP Action Plan (2014-2018), the DAP Action Plan (2014-2018), and the DOKAP Action Plan (2014-2018), each applicable to other priority regions were also prepared and have been implemented since 2014. The purpose of these plans is to strengthen the social and economic development of Turkey. The agriculture sector plays a crucial role in these Action Plans to create jobs and incomes, improve the standard of living in rural areas and diminish the regional disparities. The principal objectives of the agriculture sector in these Action Plans are to increase productivity, generate more income and employment in rural areas, and provide sufficient and balanced nutrition to the population.

In 2017, agricultural value added increased by 4.9%, and in 2018 by 1.3%.

Although agricultural production in Turkey is generally less efficient than elsewhere in Europe, Turkey is mostly self-sufficient in many crops. Turkey is a net exporter country in terms of agricultural raw and processed products trade in the world market. Moreover, there have been significant improvements in the quality and productivity of some crops in recent years, such as most cereals and sunflower seeds.

The following table presents Turkey’s agricultural output (by crop) for the years indicated:

Table 9

Agricultural Output

	Annual (in thousands of tons)					Percentage Change (%)
	2014	2015	2016	2017	2018	2015/14	2016/15	2017/16	2018/17
Cereal
Wheat	19,000	22,600	20,600	21,500	20,000	18.9	-8.8	4.4	-7.0
Barley	6,300	8,000	6,700	7,100	7,000	27.0	-16.3	6.0	-1.4
Maize	5,950	6,400	6,400	5,900	5,700	7.6	0	-7.8	-3.4
Pulses
Lentils (red)	325	340	345	400	600	4.6	1.5	15.9	-20.0
Chick Peas	450	460	455	470	320	2.2	-1.1	3.3	27.7
Dry Beans	215	235	235	239	230	9.3	0	1.7	-3.8
Industrial Crops
Sugar Beet	16,743	16,023	19,465	20,828	20,000	-4.3	21.5	6.3	-5.4
Cotton (raw)	2,350	2,050	2,100	2,450	2,600	-12.8	2.4	16.7	6.1
Tobacco	75	68	70	80	80	-9.0	3.0	8.1	-14.4
Oil Seeds
Sunflower	1,638	1,681	1,671	1,964	1,950	2.6	-0.6	17.5	-0.7
Soybeans	150	161	165	140	140	7.3	2.5	-15.2	0.0
Rapeseed	110	120	125	60	120	9.1	4.2	-52.0	100.0
Groundnut	124	148	164	165	166	19.4	11.3	0.6	0.3
Tuber Crops
Potatoes	4,166	4,760	4,750	4,800	4,550	14.3	-0.2	1.1	-5.2
Dry Onions	1,790	1,879	2,120	2,132	1,931	5.0	12.8	0.6	-0.1
Fruit Bearing Vegetables
Watermelons and Melons	5,593	5,638	5,783	5,825	5 780	0.8	2.6	0.7	-0.7
Tomatoes	11,850	12,615	12,600	12,750	12 150	6.5	-0.1	1.2	-0.5
Fruits and Nuts
Grapes	4,175	3,650	4,000	4,200	3,933	-12.6	9.6	5.0	-6.4
Figs	300	301	305	306	307	0.1	1.6	0.3	0.3
Citrus Fruits	3,784	3,976	4,293	4,770	4,748	5.1	8.0	11.1	-0.5
Hazelnuts	450	646	420	675	515	43.6	-35.0	60.7	-23.7
Apples	2,480	2,570	2,926	3,032	3,552	3.6	13.9	3.6	17.2
Olives	1,768	1,700	1,730	2,100	1,500	-3.8	1.8	21.4	-28.6
Tea	1,266	1,328	1,350	1,300	1,400	4.9	1.7	-3.7	7.7
Value Added in Agriculture (chained volume, in billions of Turkish Lira)	95,165	104,085	101,400	106,347	107,730	9.4	-2.6	4.9	1.3

Source: TURKSTAT

SERVICES

The services sector is composed of a wide range of activities including construction, wholesale and retail trade, tourism, transport, communications, finance and commerce, health, education, and social services. In 2014, value added in the services sector increased and the growth rate reached 6.1%. As of the end of 2014, the services sector accounted for 61.8% of GDP, declining to 61.5% in 2015. Due to unfavorable economic conditions in 2016, services sectors’ growth rate slowed down to 3.4% and accounted for 62.3% of GDP. In 2017, the services sector accounted for 61.9% of GDP, shrinking by 7.7%, while its value added rose by 7.8%. In 2018, services sector growth rate slowed down to 3.7% and its share fell to 61.5%.

Tourism

Tourism has become a major growth sector in Turkey’s economy, has contributed significantly to foreign exchange earnings, and has generated demand for other activities including transportation and construction. Government policy has been to support and promote growth in the tourism sector in Turkey by expediting improvements in infrastructure and by facilitating private investment in this sector, including both foreign and domestic investment.

In 2014, the total number of foreign visitors travelling to Turkey increased by 5.5% to 36.8 million and tourism revenues increased by 6.2% to U.S.$34.3 billion. In 2015, the total number of foreign visitor visiting Turkey decreased by 1.6% to 36.3 million and tourism revenues decreased by 8.3% to U.S.$31.5 billion. In 2016, the total number of foreign visitor visiting Turkey decreased by 30.5% to 25.4 million and tourism revenues decreased by 29.7% to U.S.$22.1 billion. In 2017, the total number of foreign visitor visiting Turkey increased by 27.8% to 32.4 million and tourism revenues increased by 18.9% to U.S.$26.3 billion. In 2018, the total number of foreign visitors visiting Turkey increased by 21.8% to 38.5 million and tourism revenues increased by 12.3% to U.S.$29.5 billion.

In 2013, Turkey’s methodology for measuring tourism statistics, revenues and expenditures was revised to be more in line with the methodologies recommended by Eurostat and UN’s World Tourism Organization.

The following table presents overall foreign visitor arrivals, receipts and the percentage change in receipts for the years indicated:

Table 10

	Total Foreign Visitor Arrivals	Total Receipts	Percentage Increase in Total Receipts
Year	(in thousands)	(in millions of U.S. dollars)	(%)
2014	36,838	34,306	6.2
2015	36,245	31,465	-8.3
2016	25,352	22,107	-29.7
2017	32,410	26,284	18.9
2018	38,488	29,513	12.3

Sources: TURKSTAT, Ministry of Culture and Tourism

Trade, Transport, Accommodation and Information and Communication Technologies

In 2014 and 2015, trade, transport and accommodation sector grew by 6.8% and 6.6%, respectively, while the sector’s share of the GDP was 22.3% and 22.2%. During 2016, the trade, transport and accommodation sector grew by 0.2% and accounted for 21.5% of GDP. In 2017, the sector grew by 10.7% and its share increased to 22.2% of GDP. In 2018, growth rate was 5.6% while its share was 23.5%.

In 2014, 2015 and 2016, the information and communication technologies sector grew by 7.2%, 3.8% and 5.9% respectively, while its share of GDP was 2.4% across all three years. In 2017, the sector’s growth rate was 12.4% and its share of GDP was 2.5%. The information and communication technologies sector grew by 10.7% in 2016, and its share in GDP was 2.6%.

In 2013 and 2014, the wholesale and retail trade sector grew by 7.8% and 8.1%, while its share of GDP was 11.2% and 11.5%, respectively. In 2015 and in 2016, the wholesale and retail trade sector grew by 7.7% and 2.5% and its share in GDP accounted for 11.5% and 11.4%, respectively. In 2017, the wholesale and retail trade sector grew by 10.9% and its share in GDP accounted for 11.9%.

Since its liberalization in 2004, the telecommunications sector has experienced rapid growth. In 2014, 2015, 2016, 2017 and 2018, the value of the telecommunications market was U.S.$16.2 billion, U.S.$14.6 billion, U.S.$15.0 billion, U.S.$14.0 billion and U.S.$12.3 billion, respectively. The growth rate in the sector for the same years, in Turkish Lira terms, was 8.2%, 11.5%, 14.3%, 12.6% and 15% respectively, and the contraction in U.S. Dollar terms is the result of depreciation of the Turkish Lira. A total of 812 authorizations have been granted to 454 telecommunications operators as of June 10, 2019.

Mobile subscription penetration is 99% and fixed line telephone use increased to 14.2% as of the end of 2018. As of the end of 2018, total broadband penetration is 90.8% and mobile broadband use reached 74.5%. 4G mobile broadband services were introduced in April 2016 and 3 telecommunication operators provide these services. As of December 31, 2018 the number of active 4G users reached 40.2 million.

In each of 2013, 2014, 2015, and 2016, the growth rate in transportation sector was 3.7%, 4.5%, 6.0%, and -0.7%, respectively, and the sector’s share of the GDP was 7.9%, 7.9%, 7.9%, and 7.9%, respectively.

Construction

The construction sector’s value added grew by 5.0% in 2014, 4.9% in 2015, 5.4% in 2016 and 9% in 2017. In 2018, due to unfavorable economic conditions, the construction sector shrank by 1.9%. The total contracting amounts in foreign markets in 2014, 2015, 2016, 2017 and 2018 were U.S.$27.3 billion, U.S.$23.7 billion, U.S.$13.9 billion, U.S.$15.6 billion and U.S.$20.7 billion respectively. The decline in contracting amounts in foreign markets in recent years was primarily caused by political instability in host countries and worldwide economic fluctuations.

EMPLOYMENT AND WAGES

The total civilian labor force in Turkey was 32.274 thousand people in 2018. Turkey has a large pool of unskilled and semi-skilled workers. Turnover in the labor force has been high in certain industries, particularly in those that are labor-intensive. During the period from 2013 to the end of 2018, the total labor force increased at an average annual rate of approximately 3.1%.

Total civilian employment was 28,738 thousand in 2018, of whom approximately 18.4% were employed in agriculture, 19.7% in industry and 61.8% in services (including construction). Moreover, in 2018, the labor force participation rate was at 53.2%, compared to 52.8% in 2017.

There were approximately 4,352,000 public sector workers at the end of 2018. The rate of unemployment remained constant at 11% in 2018. The following table sets forth information with respect to the labor force and employment in Turkey for the dates indicated:

Table 11

Employment (in thousands)	2014	2015	2016	2017	2018
Civilian labor force	28,786	29,678	30,535	31,643	32,274
Civilian Employment	25,933	26,621	27,205	28,189	28,738
Agriculture	5,470	5,483	5,305	5,464	5,297
Industry	5,316	5,331	5,296	5,383	5,675
Services	15,147	15,806	16,604	17,341	17,769
Unemployed	2,853	3,057	3,330	3,454	3,537
Unemployment rate (%)	9.9	10.3	10.9	10.9	11.0

Source: TURKSTAT

The following table sets forth information on the employment rate with respect to age and gender in Turkey for the dates indicated:

Table 12

	Employment Rate (%)			Youth* Employment Rate (%)
Year	Male	Female	Total	Male	Female	Total
2014	64.8	26.7	45.5	45.0	22.0	33.5
2015	65.0	27.0	46.0	45.2	23.2	34.2
2016	65.1	27.5	46.3	44.8	23.2	34.1
2017	65.6	28.9	47.1	45.4	23.0	34.3
2018	65.7	29.9	47.4	46.4	23.4	35.0

(*)	Young people in the 15-24 age group

Source: TURKSTAT

The collective bargaining system in Turkey covers workers in the public and private sectors. The public sector includes employees who are defined under Union and Collective Bargaining Law No. 6356 and work for state – owned enterprises.

In 2014, labor costs in the public sector increased by 8.8% (-1.3% in real terms), compared to 2013. Labor costs in the private sector increased by 10.3% (0.1% in real terms) in 2014, compared to 2013. Labor costs (including salaries and benefits) for civil servants increased by 11.2% (0.9% in real terms) in 2014.

In 2015, labor costs in the public sector increased by 12.3% (6.6% in real terms), compared to 2014. Labor costs in the private sector increased by 12.8% (7.1% in real terms in 2015), compared to 2014. Labor costs (including salaries and benefits) for civil servants increased by 7.6% (2.2% in real terms) in 2015.

In 2016, labor costs in the public sector increased by 7.7% (3.7% in real terms), compared to 2015. Labor costs (including salaries and benefits) for civil servants increased by 14.3% (10.1% in real terms) in 2016.

In 2017, labor costs in the public sector increased by 16.8% (0.8 % in real terms), compared to 2016. Labor costs (including salaries and benefits) for civil servants increased by 9.3% (-5.6% in real terms) in 2017.

The following table sets forth the real and nominal changes in costs of labor to public and private employers from the prior year for the public and private sectors and civil servants for the years indicated:

Table 13

Changes in Labor Costs (percentage change)

	Public Sector		Private Sector(2)		Civil Servants
Year	Nominal	Real (1)	Nominal	Real (1)	Nominal	Real (1)
2014	8.8	-1.3	10.3	0.1	11.2	0.9
2015	12.3	6.6	12.8	7.1	7.6	2.2
2016	7.7	3.7	—	—	14.3	10.1
2017	19.4	3.1	—	—	9.3	-5.6
2018	11.2	-12.5	—	—	15.2	-9.3

(1)	Deflated by the wholesale price index. Labor costs presented in this table include costs of employment in addition to wages.

(2)	Figures represent a selective sample of wages covered by the collective bargaining agreements between TİSK, the confederation of employer unions, and trade unions.

Sources: Turkish Confederation of Employer Associations, TURKSTAT, Ministry of Treasury and Finance

The salaries of civil servants increased by 10.0% in 2014, 3.8% in 2015, 3.8% in 2016, 9.3% in 2017, 15.3% in 2018 and 10.5% in 2019.

In 2014, the minimum wage for both private and public sector workers increased by 5.0% in the first half of 2014 and by an additional 6.0% in the second half of 2014. In 2015, the minimum wage for both private and public sector workers increased by 6.0% in the first half of 2015 and by an additional 6.0% in the second half of the year. For 2016, the minimum wage for both private and public sector workers increased by 33.5% and was raised to TL 1,300. For 2017, the minimum wage for both private and public sector workers increased by 8.0% and was raised to TL 1,404. For 2018, the minimum wage for both private and public sector workers increased by 14.2% and was raised to TL 1,603. For 2019, the minimum wage for both private and public sector workers increased by 26% and was raised to TL 2,020.

As of the end of 2016, approximately 6.7 million workers were on minimum wage payroll in Turkey.

In 2018, 1,859,038 employees were members of a trade union (in public), compared to 1,195,102 employees at the beginning of 2013. The ratio of civil servants who were union members was 67.3% in 2018, compared to 69.3% in 2017.

New flexible working arrangements were legalized by Law Code 6715, amending Labor Code 4857, in May 2016. Now, private employment agencies (“PEAs”), permitted by the Turkish Employment Agency, can enter into temporary worker contracts with an employer and assign the PEA’s employee to the new employer. Remote teleworking was added on Labor Code 4857. Now, workers will be able to telecommute. Moreover, public work programs and on-the-job training programs, which were used as active labor market policies to improve the qualifications of the workforce and increase the employability of the unemployed, were legalized by Law Code 4904 in July 2003 and by Law Code 6645, amending Labor Code 4447, in April 2015, respectively.

Also in 2016, new regulations were passed allowing civil servants who recently gave birth to work half of their regular work hours for the first two months for the first birth, first four months for the second birth, and first 6 months for the third birth. Additionally, civil servants who recently gave birth or their spouses can work half of their regular work hours until the child reaches almost six years old. However, the financial and social benefits will be commensurate with the number of hours they would be working.

INFLATION

In 2014, annual consumer inflation increased by 0.8 percentage points year-on-year to 8.2%, rising above the uncertainty band around the inflation target. This increase was mostly driven by the depreciation of the Turkish Lira as well as the sharp increase in food prices. Throughout the year, inflation followed a volatile course shaped by food price and exchange rate developments. In the first half of 2014, inflation soared due to considerable depreciation of the Turkish Lira and surge in food prices and ended the mid-year significantly above the value implied by the target. Despite the slowdown in the second half of the year, thanks to plunging international oil prices and the partial correction in unprocessed food prices, annual inflation ended the year with a high year-end value. Consequently, medium-term inflation expectations followed a downward track in the fourth quarter after trending upward earlier in the year. In line with the outlook for import prices, annual Producer Price Index (“PPI”) inflation declined to 6.4% in 2014.

In 2015, inflation followed a volatile course and ended the year at 8.81%, well above the upper bound of the uncertainty band. In the first half of the year, annual Consumer Price Index (“CPI”) inflation improved compared to the previous year. As of March, annual CPI inflation decreased to 7.61% mainly due to the core goods group while food and services inflation remained at high levels. Thanks to the correction in the unprocessed food group, annual inflation continued to fall in the second quarter and reached 7.2%. Meanwhile, depreciation in the Turkish Lira limited this fall and annual inflation of core goods and energy groups increased as a result. In the second half of the year, CPI inflation increased significantly mainly due to the accumulated depreciation in the Turkish Lira and the adverse outlook in food inflation. Consequently, medium-term inflation expectations also increased in the second half of the year. On the other hand, decline in commodity prices mainly led by oil price developments helped limit exchange rate pressures on inflation. Accordingly, PPI followed a relatively stable course throughout 2015 and was 5.71% by the end of the year.

In 2016, inflation fell by 0.28 percentage points year-on-year to 8.53%, but remained above the uncertainty band. The breach of the uncertainty band around the inflation target was due largely to the Turkish Lira depreciation, tax adjustments (for tobacco, fuel, automobiles, etc.) and the increase in real unit wages. The minimum wage raise in early 2016 affected consumer prices through both cost and income channels, while the contribution of special consumption tax (“SCT”) adjustments for tobacco, alcoholic beverages, fuel and automobiles to inflation was well above historical averages. The depreciation in the Turkish Lira and high volatility in exchange rates affected inflation not only through first-round cost pressures but also through expectations channel and overall pricing behavior. A large part of Turkish Lira depreciation occurred in the last quarter of the year, limiting the impact of the cumulative exchange rate pass-through throughout the year. In fact, the annual core goods inflation remained on a downtrend until November. While the Turkish Lira depreciation accompanied by the SCT hike on fuel led to a sizeable increase in annual energy inflation, the hike in the contribution of alcoholic beverages and tobacco to inflation was more dramatic through 2016. On the other hand, weaker domestic demand and relatively low food inflation in 2016 compared to 2015 due to a significant decline in tourism, limited the headline inflation. Thanks to a benign consumer inflation outlook since February 2016, medium-term inflation expectations continued to improve until June before remaining flat in the third quarter. However, the sizeable Turkish Lira depreciation and rising inflation caused expectations to deteriorate in November and December. Meanwhile, throughout the year, annual producer price inflation followed a volatile course shaped by commodity prices and exchange rate developments and rose to 9.94% at the end of the year, leading to higher cost-side pressures.

In 2017, CPI inflation hit 11.92%, posting a significant rise (a 3.39 percentage point increase) compared to the 2016 year-end figure. The main driver of the increase was the significant depreciation in Turkish Lira, which stood at 22.0% against the exchange rate basket (average of Euro/TL and U.S. Dollar/TL) in year-averages. Core goods, particularly durable consumption goods, which are especially susceptible to exchange rate movements, experienced significant increases in prices in 2017. Additionally, rises in import prices, especially oil prices, induced further price hikes in imported goods including energy. Following the relatively low inflation in 2016 and elevated by the recovery in the tourism sector, the increase food prices significantly impacted the inflation rate in 2017. During this period, aggregate demand conditions also exerted some pressure on prices, as the economic activity remained strong. Services inflation posted a measured rise in 2017, which can be attributed, but not limited, to (i) food prices (through catering services), (ii) fuel prices (through transportation services), (iii) higher headline inflation (through backward indexation in some services such as rent and education), and (iv) exchange rate movements (particularly through maintenance and repair services). Meanwhile, inflation expectations deteriorated further this year, with medium-term expectations standing well above the target. Producer price inflation went up to 15.47% in 2017, reflecting largely the exchange rate and import price developments. Consequently, cost-push effects on consumer prices gained strength.

In 2018, annual consumer inflation stood at 20.3%, above the uncertainty band around the inflation target. The rapid and high depreciation of the Turkish Lira and the resulting deterioration in pricing behavior constituted the main factors causing inflation to overshoot the target in 2018, along with strong demand conditions in the first half of the year. The impact of the increase in Turkish Lira-denominated import prices was evident, particularly in core goods and energy prices. The core goods group, which is characterized by high and relatively rapid exchange rate pass-through, was among the main drivers of the rise in inflation. On the other hand, tax cuts in durable goods and partial appreciation in the Turkish Lira in the last months of the year curbed the inflation in core goods. Meanwhile, the sliding-scale tariff system in fuel and deceleration in international oil prices limited energy inflation despite increasing administered energy prices. Another major contribution to the rise in inflation came from food prices. Food inflation ended 2018 at a level above the headline consumer inflation with 25.11%, due to cost pressures, adverse supply conditions for some products. In 2018, annual inflation in the services group rose due to the depreciation of the Turkish Lira, backward indexation in pricing behavior, stronger cost pressures in sectors related to food and energy and demand-side effects driven by the robust course in tourism. Due to these factors, services inflation stood at 14.46% at the end of the year. Overall, the depreciation of the Turkish Lira and the deterioration in pricing behavior drove inflation above the target in 2018, while weakening economic activity in the second half of the year pulled inflation down to some extent. Finally, producer prices increased by 33.64% in 2018 and thus the producer prices based cost pressures on consumer inflation remained strong throughout the year.

Table 14

Uncertainty Band around Target and Inflation Realizations

	Dec. 2014	Dec. 2015	Dec. 2016	Dec. 2017	Dec. 2018
Uncertainty Band (upper limit)	7.0	7.0	7.0	7.0	7.0
Uncertainty Band (lower limit)	3.0	3.0	3.0	3.0	3.0
Realization	8.2	8.8	8.5	11.9	20.3

Sources: TURKSTAT, CBRT

The following table presents the percentage changes in producer and consumer prices for the years indicated:

Table 15

Inflation (percentage change)

Year	Producer Price Index (%)	Consumer Price Index (%)
2014	6.4	8.2
2015	5.7	8.8
2016	9.9	8.5
2017	15.5	11.9
2018	33.6	20.3

Source: TURKSTAT

EDUCATION

The adult literacy rate among individuals aged 6 years and over increased from 96.1% in 2014 to 97% in 2018. The rate for men and women was 99.1% and 94.8% in 2018, respectively.

According to the Ministry of National Education statistics, the number of students (including open education students) in the educational year 2017-2018 was 24.8 million, of whom 6.0% were in pre-primary school, 20.5% were in primary school, 22.5% were in lower secondary school, 22.9% were in secondary school and 28.2% were in university.

ENVIRONMENT

The current National Development Plan of Turkey has placed sustainable development at its center with a focus on green growth. To protect and improve the quality of the environment, implement sustainable development principles, and internalize green growth approach, strategies and policies have been adopted and projects and programs on strengthening legislation and institutional structure have been implemented.

In July 2016, Turkey presented its first Voluntary National Review (“VNR”) report on steps towards the implementation of the 2030 Agenda for Sustainable Development at the United Nations Economic and Social Council, High Level Political Forum on Sustainable Development (“HLPF”). Turkey will present its second VNR at HLPF 2019. The report indicated that the land area covered by forests in Turkey is increasing. Turkey’s greenhouse gas (“GHG”) emissions have also increased, primarily due to economic and population growth, paired with a corresponding increase in energy demand and industrialization. Turkeys’ total GHG emissions reached 526.3 million tons CO2 eq in 2017. As of 2017, total GHG emissions increased by 19.9% compared to 2013 levels. As of the end of 2017, emissions were 6.6 ton CO2 eq/capita.

The ratio of municipal population who benefit from drinking and using water supplies 98.0% in 2016. 90.0% of the municipal population benefited from sanitation systems in 2016.

Turkey is a party to most of the multilateral environmental agreements. Turkey is active in regional environmental initiatives such as the Mediterranean Technical Assistance Program, the Mediterranean Action Plan and the Black Sea Environment Program pursuant to which these countries will operate under the same agenda regarding environmental issues.

COMPETITION LAW

The Law on the Protection of Competition (Law No. 4054, the “Competition Act”) is the basic legislation which provides the framework for antitrust and merger control rules. The purpose of the Competition Act, which was adopted by the Grand National Assembly of Turkey on December 7, 1994, is to ensure the protection of competition by providing necessary supervision and regulations.

The Competition Act prohibits the following:

●	Agreements, concerted practices, decisions and practices of undertakings (or commercial entities), or associations of undertakings which have as their objective or effect, or likely effect, the prevention, distortion or restriction of competition directly or indirectly in a particular market for goods or services (for example, agreements involving price fixing, market sharing, et cetera);

●	Abuse, by one or more undertakings, of their dominant position in a market for goods and services within the whole or a part of the country on their own or through agreements with others or through concerted practices (for example preventing, directly or indirectly, another undertaking from entering into the commercial activity); and

●	Mergers or acquisitions of two or more undertakings aimed at creating a dominant position or strengthening a dominant position and, as a result, competition is significantly decreased in any market for goods and services.

The Competition Act has been enforced by the Turkish Competition Authority (the “TCA”) since 1997, when the TCA was formed. The Competition Board is the decision-making body of the TCA and has the authority to adopt secondary legislation designed to assist in the implementation of the Competition Act, which is in line with the legislation of the European Union.

The TCA is a stand-alone entity and is granted administrative and financial autonomy. The TCA is a related body of the Ministry of Trade, but is independent in fulfilling its duties. The TCA is empowered to submit its opinions regarding draft legislation to relevant administrative and legislative bodies.

The Competition Board has the power to impose an administrative fine of up to 10% of the annual gross revenue of an applicable entity that violates the Competition Act. Moreover, an additional administrative fine of up to 5% of the fine referenced in the previous sentence is imposed on an firm’s/association of firm’s managers or employees who are determined to have had a decisive influence with respect to the violation. Firms or associations of firms or their managers and employees who apply for leniency with the TCA may not be fined or may have their fines reduced due to such application for leniency. The Competition Act also provides for turnover-based fines for certain procedural violations, such as failure to provide requested information; providing incomplete, false or misleading information; hindering or complicating on-the-spot inspections; executing unauthorized mergers or acquisitions, which are subject to review by the Competition Board, or failure to comply with the decisions of the Competition Board.

The Competition Act empowers the Competition Board to impose structural remedies (i.e., divestiture of certain assets) and behavioral remedies (i.e. elimination of certain conduct such as refusal to deal or amendments to certain provisions in agreements involving resale of goods by dealers) in the event the Competition Act is violated.

The following table presents a summary of the cases concluded by the TCA between 2014 and 2018:

Table 16

Year	Competition Infringement	Exemptions and Negative Clearance	Mergers and Acquisitions (including Privatizations)	TOTAL
2014	163	59	215	437
2015	89	35	158	282
2016	83	33	209	325
2017	80	32	184	296
2018	88	44	223	355
TOTAL	503	203	989	1695

Source: TCA

In 2014, the following legislation was adopted:

●	Guidelines on the Assessment of Exclusionary Abusive Conduct by Dominant Firms: The Guidelines describe the principles the Competition Board must apply when assessing exclusionary abusive conduct by dominant firms under Article 6 of the Competition Act, to increase transparency, and thus to minimize the uncertainties that may arise in the interpretation of the Article by the firms.

●	Competition Assessment Guide: The Guide provides a methodology for government agencies in evaluating competitive impacts of draft or existing legislation. It includes a checklist setting forth questions for detecting unnecessary restraints on competition.

In 2015, no new regulation, communiqué or guideline was published by the TCA.

In 2016, the following legislation was adopted:

●	Block Exemption Communiqué No. 2016/5 on Research and Development Agreements: This Communiqué determines the conditions for exempting in block the agreements made between the undertakings related to research and development from the application of the provisions of Article 4 of the Competition Act.

In 2017, the following legislation was adopted:

●	Communiqué No. 2017/2 Concerning the Mergers and Acquisitions Calling for the Authorization of the Competition Board: This Communiqué introduces amendments to Communiqué No. 2010/4 including: (i) abolishing the requirement that the Competition Board re-establish turnover thresholds every two years; (ii) deeming any merger or acquisition transactions between the same persons or parties or in the same relevant market by the same undertaking occurring within a three-year time period to be one single transaction; and (iii) creating conditions related to notice regarding transactions through serial purchases in stock exchanges.

●	Block Exemption Communiqué No. 2017/3 on Vertical Agreements in the Motor Vehicle Sector: This Communiqué establishes the conditions for granting block exemption to distribution agreements in the motor vehicle sector. Communiqué No. 2017/3 replaces the former Block Exemption Communiqué No. 2005/4 and introduces changes in (i) general block exemption conditions, (ii) non-compete obligations and multi-branding, and (iii) market share thresholds.

●	Guidelines Explaining the Block Exemption Communiqué on Vertical Agreements in the Motor Vehicle Sector: The Guidelines explain factors relating to implementation of Communiqué No. 2017/3, minimizing the uncertainties that may arise in the interpretation of the Communiqué.

In 2018, the following legislation was adopted:

●	Amendments to the Guidelines on Vertical Agreements: These guidelines were amended in order to provide further guidance on (i) online sales and (ii) most favored customer clauses (MFCs).

●	Guidelines on Cases Considered as a Merger or an Acquisition and the Concept of Control: As noted above, Communiqué No. 2017/2 Concerning the Mergers and Acquisitions Calling for the Authorization of the Competition Board introduced amendments to Communiqué No. 2010/4. Consequently, the Guidelines were updated accordingly to explain that transactions between the same persons or parties or in the same relevant market by the same undertaking in a period of 3 years are considered as a single transaction with respect to the calculation of turnover of the parties.

●	Guidelines on Undertaking Concerned, Turnover and Ancillary Restraints in Mergers and Acquisitions: The above mentioned amendment was also reflected in this guideline. It was clarified that in the case of taking control of an undertaking through security purchases from different sellers via serial transactions in the stock market, such transaction should be notified to the Board as soon as possible, and transactions can only be notified to the Board after its realization under certain conditions.

Turkish competition law is parallel to EU competition law and the implementation of competition policy in Turkey is one element of a much larger national initiative to advance beyond the Customs Union Agreement and achieve formal membership in the European Union. Regarding legislative alignment with the acquis in the field of competition rules and administrative capacity of the TCA, the Turkey 2018 Report prepared by the European Commission reiterates that legislative framework is broadly aligned with the acquis, enforcement capacity is adequate and implementation is effective overall.

The TCA actively participates in the meetings of the Organization for Economic Cooperation and Development, United Nations Conference on Trade and Development, and International Competition Network on a regular basis, presents written papers and oral presentations, and attends other meetings at the international level. In recent years, the TCA has signed Memorandums of Understanding with the competition agencies of Kyrgyzstan (2015), Georgia (2016), Tunisia (2017), Peru (2017), Kosovo (2018), Northern Macedonia (2018), Serbia (2018) and Albania (2018)  each in an aim to promote cooperation in the field of competition law and policy.

INTELLECTUAL PROPERTY

Turkish Copyright Law No. 5846 (as amended in 2014 by Law No. 6552, the “Copyright Law”) provides protection for scientific and literary works (including computer programs), musical works, works of fine art (including textile and fashion designs), cinematographic works, and derivations. Under the Copyright Law, an author has the exclusive right to perform or authorize or prohibit the use of his works which fall into one of the above-mentioned categories, including the rights of adaptation, reproduction, distribution, performance, presentation and communication to the public (which includes broadcasting, retransmission, and “making available” rights).

The Copyright Law has a 70-year term of protection for these economic rights and also recognizes moral rights, which include an author’s right to claim authorship of the work and to object to any distortion, mutilation, or other modification of their work that would be prejudicial to their honor or reputation. Performers, cinema and music producers, and broadcasting organizations have related rights according to Article 80 of the Copyright Law.

Within the provisions of the Copyright Law, copyright collecting societies carry out collective rights management activities relating to the exercise of economic rights on covered works and subject matters with related rights (including performances, cinema and music products, broadcasts), including determining the tariffs, making contracts, collecting revenues, and making distributions to right-holders.

The main task of the Turkish Patent and Trademark Office (“TURKPATENT”) is to perform registration pursuant to provisions of relevant acts of industrial property rights, which currently concerns patents and utility models, trademarks, industrial designs, topographies of layout-designs of integrated circuits and geographical indications. In addition, TURKPATENT acts as a mediator in the performance of license transactions, acts as an expert before the courts, guides technological transfers and submits such information for the benefit of the public, cooperates with national/international institutions, and ensures the implementation of agreements in the field of industrial property rights.

TURKPATENT has prepared three strategy documents in coordination with the relevant governmental and non-governmental institutions on industrial Property Rights (“IPRs”). The new Design Strategy Paper and Action Plan document, which covers 2018-2020, was adopted by the Higher Planning Council on June 18, 2018. The other two strategy documents, the National IP Strategy Paper and Action Plan and the National Geographical Indications Strategy Paper and Action Plan, entered into force in 2015.

As a founding member of the World Trade Organization (“WTO”), Turkey adopted its contemporary national industrial property legislation in 1995. Turkey’s intellectual property legislation was reviewed successfully by the WTO Member States during the Trade Policy Review Mechanism of the WTO, amongst other obligations arising from the WTO Agreements, on March 15-17, 2016. Turkey’s intellectual property legislation was further updated and the new Turkish Industrial Property Code No: 6769, entered into force on January 10, 2017. The IP Code No: 6769 brought a number of substantial changes in the Turkish intellectual property system, including updates in administrative structure and capacity of TURKPATENT, which changed its previous title (Turkish Patent Institute) to the new “Turkish Patent and Trademark Office”.

In April 2016, Turkey’s application to become an International Search and Examination Authority (“ISEA”) for the patent applications through Patent Cooperation Treaty was approved by the Committee of World Intellectual Property Organization (“WIPO”), a specialized agency of United Nations. As of October 2016, TURKPATENT is officially an ISEA.

There are 13 IPR criminal courts (7 of which are operational) and 13 IPR civil courts (10 of which are operational) in Turkey. The Council of Judges and Prosecutors decides the number of courts needed to be in operation based on the number of cases. If the number of filed or pending cases is lower than the workload threshold, the court’s functioning is suspended temporarily. If the number of filed or pending cases is greater than workload threshold, the court will be operational again.

The TURKPATENT currently administers bilateral cooperation protocols with the Industrial Property Offices of the following countries: Albania, Azerbaijan, Austria, Brazil, Bulgaria, Czech Republic, People’s Republic of China, Denmark, Germany, Morocco, France, South Korea, Georgia, Islamic Republic of Iran, Spain, Sweden, Italy, Japan, Kirgizstan, Macedonia, Mongolia, Moldova, Pakistan, Romania, Russian Federation, Serbia, Syria, Tajikistan, Tunisia and Uzbekistan.

Table 17

Statistics Regarding Industrial Property Rights Applications	2014	2015	2016	2017	2018
Number of Patent Applications	12,375	13,958	16,778	19,283	18,504
Number of Utility Model Applications	3,568	3,583	3,534	3,320	2,770
Number of Trademark Applications	111,544	110,679	107,176	121,108	120,008
Number of Industrial Design Applications	9,028	8,896	8,840	9,009	9,202

Source: TURKPATENT

Table 18

Statistics Regarding Industrial Property Rights Registrations/Grants	2014	2015	2016	2017	2018
Number of Patent Granted	8,530	10,100	11,074	12,424	13,882
Number of Utility Model Issued	2,561	2,767	2,441	2,088	335
Number of Trademarks Registered	87,545	83,027	97,085	85,573	105,996
Number of Industrial Designs Registered	8,265	9,225	9,364	9,890	8,521

Source: TURKPATENT

SOCIAL SECURITY SYSTEM

The defined benefit social security system in Turkey has been run by the Social Security Institution (the “SSI”) since 2006. The SSI is responsible for conducting all operations of the active/passive insured and their dependents regarding retirement and health services. In 2008, the social security system was amended by the Social Security and Universal Health Insurance Law (Law No. 5510).

The most important parameters of the social security system are provided in the table below.

Table 19

	Before the Reform	After the Reform (Law 5510)
Retirement Age (women/men)	58 / 60 (for new entries)	Gradual increase to 65 for both genders starting from 2036

Contribution Period ● Workers ● Others	7000 days 9000 days	7200 days 9000 days

Valorization of Contribution for Workers and Self-Employed	100% real GDP growth + 100% CPI	30% real GDP growth + 100% CPI

Replacement Rate
● Civil servant ● Others	50% + 1% for each year 3.5% for the first 10 years; 2% for the next 15 years; 1.5% for the remaining years	2% for each year

Source: UT

The most important features of the reform are eliminating the gap among insured in terms of services and repressing the deficit of the system. Total budgetary transfers to the SSI were 4.1% of GDP in 2018.

Table 20

Revenues and Expenditures of Social Security Institution (in billions of Turkish Lira)	2014	2015	2016	2017	2018
Revenues	184	220	256	289	369
Expenditures	204	232	277	313	385
Rev.—Exp.	-20	-11	-21	-24	-16
Budgetary Transfers (“BT”)	77	79	108	128	151
BT as % of GDP	3.8%	3.4%	4.1%	4.1%	4.1%

Source: Social Security Institution

The goals of the reform in health services are implementation of Universal Health Insurance which covers the entire population, countrywide implementation of family medicine and easier access to all health care services by the insured.

The compulsory unemployment insurance system was introduced in 1999. The Turkish Employment Agency is responsible for all transactions and services related to unemployment insurance. Contribution rates for unemployment insurance are 2% for the employer, 1% for the employee and 1% for the State based on the employee’s gross salary. As of December 31, 2018, the total asset value of the Unemployment Insurance Fund was TL 127.6 billion.

Private Pension System

Law No. 4632 (Private Pension Savings and Investment System Law) (a) establishes the regulation and supervision of the private pension system which is complementary to the state social security system on the basis of voluntary participation and a fully-funded defined contribution, directing private pension savings to long term investments, (b) improves welfare level during retirement by providing a supplementary pension income, and (c) contributes to economic development by creating long-term resources for the economy and thereby increasing opportunities for employment. The Private Pension Savings and Investment System commenced on October 27, 2003.

Law No. 6327, effective on January 1, 2013, establishes a state match of 25% for the contributions made by the system participants, which is capped at 25% of the annual gross minimum wage for each participant. As a result of Law No. 6327, the number of new participants who have entered into the system has increased by approximately 3.7 million between 2013 and 2018.

“Automatic Enrollment” that is applied to workplace-based private pension schemes, commenced on January 1, 2017, and is based on Law No. 6740 amending the Private Pension Savings and Investment System Law No. 4632. Under Automatic Enrollment, employees are automatically enrolled in a private pension scheme by their employers using a certificate based upon the pension contract between the employer and the pension company, but have the discretion to opt out of the scheme at any time. The state matching required by Law No. 6327 also applies to Automatic Enrollment, with additional incentives of a welcoming bonus and an additional state match of 5% for the contributions of any employee who elects to receive his or her retirement benefit as an annuity product.

As of the end of 2018, in the individual-voluntary pension system, there were 17 pension companies, 6,878,224 participants, and 8,160,133 active pension contracts. As of the end of 2018, there were 4,793,224 employees enrolled in the Automatic Enrollment program and 5,193,606 certificates. The total amount of funds held by all pensions was TL 77 billion (and TL 88.6 billion including state match contributions) and the total fund size was TL 4.7 billion in the Automatic Enrollment program as of 2018 year-end.

EXCHANGE RATES AND EXCHANGE POLICIES

Turkey adopted the floating exchange rate regime in 2001 and the Central Bank began to practice the inflation targeting regime in 2006. The Central Bank continued to implement the floating exchange rate regime along with the inflation targeting framework in 2013 through 2019.

The principles regarding foreign exchange transactions are set forth in the Decree No. 32 on the Protection of the Value of Turkish Currency. Pursuant to this Decree, foreign exchange (“FX”) shall be freely imported into and exported from the country, residents and non-residents may freely keep and transfer foreign exchange abroad through banks. Taking out foreign currency banknotes greater than €10,000 or its equivalent shall be made in accordance with the principles set forth by the Ministry of Treasury and Finance. The

Central Bank, banks and other establishments determined by the Ministry of Treasury and Finance shall conduct foreign exchange transactions specified by this Decree.

Additionally, to prevent the exposure of economic actors that do not have adequate foreign exchange income to exchange rate risk, a new regulatory framework for FX credit acquisition has been introduced. This regulation has become effective as of May 2, 2018. According to this regulation, companies with an outstanding FX loan balance below U.S.$15 million will be eligible for using FX loans limited with their total FX revenues of the last three consecutive fiscal years. The new regulation also bans FX-indexed loans. The CBRT will continue to implement a floating exchange rate regime. Under the current regime, the foreign exchange supply and demand are mainly determined by economic fundamentals, the monetary and fiscal policies implemented, international developments and expectations. The CBRT has no nominal or real exchange rate target. Nevertheless, if the exchange rate movements do not reflect the economic fundamentals and affect the price stability, the CBRT will take necessary measures to prevent excessive volatility.

Following the tapering signal by the U.S. Federal Reserve Board in May 2013, most emerging countries’ risk premiums exhibited an upward trend until late 2013. Accompanied with domestic risk factors, the Turkish Lira lost value against major currencies (e.g. U.S. Dollar, Euro) beyond what peer emerging countries have experienced. To contain potential risks due to currency depreciation (e.g. a rise in inflation due to pass through), the CBRT implemented additional monetary tightening and conducted foreign exchange selling auctions. There were also increases in the upper limit of the interest rate corridor in mid-2013.

In the beginning of 2014, the CBRT delivered a front-loaded monetary tightening and simplified its operational framework. During the same time period, the CBRT provided FX liquidity to the market by direct currency intervention and daily FX sale auctions. Considering the developments in FX volatility, the limits on daily FX sales were revised several times which set the minimum amount between U.S.$10 million to U.S.$50 million. Further, the required portion of the FX requirements of energy-importing state economic enterprises (“SEEs”) was met directly by the Undersecretariat of the Treasury and the CBRT as of December 17, 2014.

To further strengthen the Central Bank’s FX reserves, the Central Bank increased the export rediscount credits limits several times during 2013 and 2014. In sum, export rediscount credits added U.S.$12.7 billion in 2013 and U.S.$13.0 billion in 2014 to the Central Bank’s net international reserves. Overall, international reserves of the Central Bank reached U.S.$127.3 billion as of the end of 2014.

In order to maintain balanced growth and capital inflows for the upcoming global monetary policy normalization, the CBRT changed the foreign exchange deposit rates that apply to banks borrowing from the CBRT within their borrowing limits through the FX Deposit Market. As of October 9, 2014, the rates for one-week maturity borrowings from the CBRT were reduced from 10.0% to 7.5% for the U.S. Dollar and from 10.0% to 6.5% for the Euro. Moreover, in consideration of the increase in banks’ balance sheets and in CBRT’s international reserves, the CBRT raised the banks’ transaction limits at the Foreign Exchange and Banknotes Markets from U.S.$10.8 billion to U.S.$21.62 billion as of December 10, 2014.

On August 18, 2015, the CBRT released a road map regarding policies to be implemented before and during the normalization of global monetary policies. Thus, adjustments were made in the policies regarding interest rate and Turkish Lira liquidity, foreign exchange liquidity and financial stability to be implemented before and during the normalization. Accordingly, measures were taken to enhance the flexibility of the foreign exchange liquidity policy and bolster core liabilities and long-term borrowing to support financial stability before and during the global monetary policy normalization.

In 2015, given the expected normalization in global monetary policies, the CBRT continued to lower the interest rates on FX deposits that banks can borrow from the CBRT within their borrowing limits in the FX Deposit Market. Throughout 2015, the CBRT lowered the 1-week FX deposit interest rate. By August 2015, rates had declined to 2.75% (down from 7.5% earlier in the year) for U.S. Dollars and 1.25% (down from 6.5% earlier in the year) for Euros. On September 1, 2015, in order to enhance the flexibility of the foreign exchange liquidity management, transaction limits for banks at the CBRT Foreign Exchange and Banknotes Markets were raised by approximately 130% to U.S.$50 billion. The arrangements served as a buffer for the banking sector to boost confidence in financial markets.

On February 27, 2015, the CBRT began to set the FX sale auction amount on a daily basis in order to gain flexibility in FX liquidity policy against market volatility. To this end, as of August 19, 2015, on days when deemed necessary, the CBRT might increase the FX selling auction amount by up to U.S.$70 million above the pre-announced minimum amount. Moreover, throughout 2015, the CBRT continued to provide the required portion of the FX requirements of energy-importing SEEs. The CBRT raised the limits of export rediscount credits on January 23, 2015, and widened the scope of firms that can utilize these loans. These changes will enable exporters and the services sector firms, which have FX-denominated earnings, to make higher utilization of the CBRT rediscount credits.

In 2016, development and investment banks’ borrower funds were included in the liabilities subject to reserve requirements. The CBRT did not hold any FX selling auctions after April 28, 2016.

To expand the utilization of the rediscount credit facility and increase the contribution of rediscount credits to the CBRT’s FX reserves, the CBRT increased the limit of rediscount credits from U.S.$17 billion to U.S.$20 billion on July 25, 2016. Rediscount credits added U.S.$15 billion in 2016 and U.S.$12.5 billion in 2017 to the Central Bank’s net international reserves.

On February 17, 2017, it was announced that repayments of rediscount credits for export and foreign exchange earning services lent before January 1, 2017 and due by May 31, 2017, could be made in Turkish Liras provided that they are paid at maturity. On November 6, 2017, the Central Bank determined that the repayments of rediscount credits for export and foreign exchange earning services due by February 1, 2018, could be made in Turkish Liras at an exchange rate of TL 3.70 for 1 U.S. Dollar, TL 4.30 for 1 Euro, and TL 4.80 for 1 GBP, provided that they are paid at maturity, and provided further that if the exchange rate on the date of the credit extension is higher than the aforementioned rates, the exchange rate on such date would be applicable.

On May 25, 2018, considering the developments in the market and high volatility in exchange rates, it was decided that the repayments of rediscount credits for export and foreign exchange earning services that were extended before May 25, 2018, which would be due by July 31, 2018, could be made in Turkish Lira at an exchange rate of 4.20 for U.S. Dollars, 4.90 for Euros, and 5.60 for GBP, provided that they were paid at maturity. In case the exchange rate on the date of credit extension is higher than these rates, the exchange rate on the date of credit extension would be applicable in credit repayment. Rediscount credits added U.S.$14.9 billion to the Central Bank’s international reserves in 2018.

On January 17, 2017, the CBRT opened the Foreign Exchange Deposits against Turkish Lira Deposits market with the aim of enhancing flexibility and instrument diversity of the Lira and FX liquidity management. In 2017, the CBRT provided up to U.S.$6.25 billion of temporary FX liquidity through foreign exchange deposits against Turkish Lira deposits auctions.

In 2018, the CBRT continued to conduct Foreign Exchange Deposits against Turkish Lira Deposits auctions and with revisions made throughout the year, the auction amount was reduced to U.S.$500 million from U.S.$1.5 billion, the highest level in 2018.

Further, on November 18, 2017, the CBRT launched the Turkish Lira-settled forward foreign exchange sale auctions. The outstanding volume of Turkish Lira-settled forward foreign exchange sale auctions reached U.S.$2.85 billion as of December 29, 2017.

In 2018, in response to elevated exchange rate volatility and unhealthy price formations in the market, the CBRT expanded its instrument set and used these instruments optimally to ensure efficient functioning of the markets and to support the transmission mechanism. Accordingly, the CBRT started to make Turkish Lira-settled forward foreign exchange transactions with corporate and retail investors at the Derivatives Market (VIOP) operating under Borsa İstanbul (BIST). In 2018, the CBRT also continued to hold Turkish Lira-settled forward FX sale auctions. On November 1, 2018, TL currency swap market was opened to enhance banks’ efficiency in TL and FX liquidity management. These transactions are conducted at one-week maturities via quotation method with banks and the maximum amount for these transactions is limited to 10% of the banks’ pre-determined transaction limits at the Foreign Exchange and Banknotes Market. Additionally, as it is stated in the 2019 Monetary and Exchange Rate Policy text, the CBRT also conducts foreign exchange Turkish Lira swap transactions in the organized swap market under the Borsa Istanbul.

The following table displays the average and the period-end rates of exchange of Turkish Lira per U.S. Dollar, Euro, and Japanese Yen and against the U.S. Dollar-Euro currency basket:

Table 21

Exchange Rates

Period Average Year	Turkish Lira per U.S. Dollar	Turkish Lira per Euro	Turkish Lira per 100 Japanese Yen	Turkish Lira per Currency Basket*
2014	2.19	2.91	2.07	2.55
2015	2.72	3.02	2.24	2.87
2016	3.02	3.34	2.77	3.18
2017	3.65	4.12	3.24	3.89
2018	4.81	5.66	4.34	5.24

*	The basket consisting of U.S.$0.5 and €0.5.

Source: CBRT

INTERNATIONAL LENDING

From January 1, 2014 to June 30, 2016, under the World Bank-Turkey Country Partnership Strategy 2012-2016 (the “CPS”), Turkey received U.S.$1.9 billion in financing from the IBRD. Additionally, between July 1, 2016 and December 31, 2018, Turkey received approximately U.S.$2.6 billion from IBRD resources under the new World Bank-Turkey Country Partnership Framework 2017-2021 (the “CPF”). Therefore, total financing from IBRD resources between January 2014 and December 2018 reached almost U.S.$4.5 billion. This IBRD package consists of development policy loans and investment loans.

The CPS and CPF provide financing for private sector investments through the International Finance Corporation (“IFC”), and guarantees for non-commercial risks through the Multilateral Investment Guarantee Agency (“MIGA”). IFC and MIGA are members of the World Bank Group. During the CPS period of 2012-2016 Turkey became IFC’s second largest client globally, and IFC’s own account investments in Turkey reached U.S.$3.58 billion in long-term finance. Additionally, Turkey received approximately U.S.$1.9 billion from IFC between July 1, 2016 and December 31, 2018. MIGA’s guarantee gross exposure reached U.S.$3.0 billion in the same period.

A summary of the program and investment loans approved by IBRD between January 1, 2014, and December 31, 2018, are as follows:

Table 22

	Original Amount	U.S. Dollar Equivalent	Board Approval	Loan Agreement	Spread	Interest Rates*	Maturity Dates
Program Loans
Turkey Sustaining Shared Growth DPL	€367,400,000	$500,000,000	July 24, 2014	August 22, 2014	Variable	EURIBOR+0.48%	August 1, 2029
Resilience, Inclusion and Growth DPL	€350,900,000	$400,000,000	August 29, 2017	September 11, 2017	Fixed	EURIBOR+0.55%	January 15, 2028
Investment Loans
Renewable Energy Integration	€217,600,000	$300,000,000	May 9, 2014	July 10, 2014	Variable	EURIBOR+0.49%	April 15, 2032
Gas Sector Development—Add. Finance	$400,000,000	$400,000,000	July 2, 2014	October 2, 2014	Variable	LIBOR+0.48%	March 1, 2030
Innovative Access to Finance	$190,000,000 €44,100,000	$250,000,000	July 22, 2014	August 22, 2014	Variable	LIBOR+0.68% EURIBOR+0.68%	March 15, 2042
Health System Strengthening and Support Project	€120,000,000	$134,300,000	September 21, 2015	September 30, 2015	Variable	EURIBOR+0.48%	February 15, 2026
Land Registry and Cadastre Modernization	€81,000,000	$90,590,000	October 15, 2015	November 30, 2015	Variable	EURIBOR+0.48%	February 15, 2026
Micro Small & Medium Enterprise and Large Enterprise Supply Chain Finance	$200,000,000	$200,000,000	December 22, 2015	December 28, 2015	Fixed	LIBOR+0.95%	September 15, 2035
Long Term Export Financing	$300,000,000	$300,000,000	July 18, 2016	October 24, 2016	Variable	LIBOR+0.78%	July 15, 2038
Geothermal Development Project	$150,000,000	$250,000,000	November 1, 2016	November 30, 2016	Variable	LIBOR+0.88%	September 15, 2044
		$100,000,000					August 15, 2041
Trans-Anatolian Natural Gas Pipeline Project	$400,000,000	$400,000,000	December 20, 2016	December 26, 2016	Fixed	LIBOR+1.30%	December 1, 2040
Sustainable Cities Project	€121,200,000	$132,768,000	December 20, 2016	December 26, 2016	Fixed	EURIBOR+1.40%	September 15, 2046
Sustainable Cities Project - 2	€73,500,000	$91,540,000	April 12, 2018	May 16, 2018	Fixed	EURIBOR+1.25%	March 15, 2048
Gas Storage Expansion Project	$600,000,000	$600,000,000	May 22, 2018	June 11, 2018	Fixed	LIBOR+1.20%	November 15, 2040
Inclusive Access to Finance	$400,000,000	$400,000,000	May 22, 2018	June 7, 2018	Variable	LIBOR+0.89%	April 15, 2047

*For the variable spread loans, the spread rates are determined quarterly by the World Bank (https://treasury.worldbank.org/en/about/unit/treasury/ibrd-financial-products/lending-rates-and-fees#a).

A note purchase agreement between the IMF and the Central Bank of the Republic of Turkey became effective on October 17, 2013. Under this agreement, Turkey has agreed to contribute up to U.S.$5 billion to the IMF, to be counted as part of its international reserves.

The IMF mission visited Turkey from April 24, 2014 to April 30, 2014 in preparation for the 2014 Article IV regular consultations. No press release was issued following the mission’s visit.

Between September 11 and 24, 2014, the IMF mission visited Turkey to hold discussions for the 2014 Article IV regular consultation. On November 21, 2014, the Executive Board of the IMF concluded the Article IV consultation with Turkey and the staff report was published on December 5, 2014. In its report, the staff noted that Turkey’s economy has grown by 6.0% on average since 2010, which was a significant achievement. However, low national saving and competitiveness challenges are constraining investment and exports. The staff also noted that monetary policy needs to focus on the inflation target, and macro prudential policies should also be reinforced. The staff commended the fact that the financial system remains well capitalized and capital adequacy ratios are high on average, and mostly based on high quality capital, while noting that a tighter fiscal stance would contribute to reducing the external imbalance and relieving pressure on monetary policy.

An IMF staff mission made two separate visits to Turkey during 2015. The first visit occurred between April 22 and 29, 2015, and the second visit occurred between October 15 and 22, 2015. The IMF staff visited to discuss with heads and technical teams of several fiscal, financial and monetary agencies, recent economic developments and preparations for the regular 2015 Article IV consultation discussions. On March 25, 2016, the Executive Board of the IMF concluded the Article IV consultation with Turkey, and the staff report was published on April 22, 2016.

An IMF staff mission made two separate visits to Turkey during 2016. The first visit occurred between January 20, 2016, and February 1, 2016, and the second visit occurred between October 19 and 31, 2016. The IMF staff visited to discuss recent economic developments and monetary and fiscal policies. The latest Article IV report, published in February 2017, noted the resilience of the Turkish economy in the face of increasing challenges, as well as the authorities’ efforts to avoid an excessive slowdown in the near-term and stressed vulnerabilities of the economy, including high inflation, external imbalances, and substantial reliance on external financing. The IMF welcomed the authorities’ steps to simplify the monetary policy framework. The IMF emphasized the need to advance on the policy reform agenda, with a view to increasing domestic savings, while welcoming the progress made to reform the voluntary pension system and raising potential growth.

In 2015, Turkey requested Financial Sector Assessment Program (“FSAP”) update to be performed in 2016. During 2016, the IMF and World Bank staff mission visited Turkey three times for the 2016 FSAP update. In addition to the Financial System Stability Assessment and Financial Sector Assessment reports, which were the main documents that resulted from the 2016 FSAP update, detailed assessment reports on insurance and banking sectors and financial market infrastructures were produced. These reports were published on February 3, 2017. As part of the 2016 FSAP update, stability and soundness of the Turkish Financial System were examined in detail and potential risks and vulnerabilities were addressed. The report noted the progress made in the financial stability of the system, while raising concerns regarding dependence on external and foreign currency financing. The staff stated that the oversight and management of systemic risks has been strengthened since the previous FSAP. The staff also noted that the related authorities started to take necessary actions to address the identified potential weaknesses.

The IMF mission visited Turkey from May 4, 2017 to May 11, 2017 in preparation for the Article IV regular consultations.

An IMF staff mission visited Turkey from January 31, 2018 and February 13, 2018 in order to discuss recent economic developments and monetary and fiscal policies for 2018. On April 30, 2018, the staff report was published. The Article IV report underlined that the Turkish economy had recorded a strong recovery and an impressive economic growth and job creation after the 2016 failed coup attempt. The report highlighted that the large fiscal stimulus, including increased public-private partnership activity, temporary tax breaks, continued minimum wage subsidies, employment incentive schemes and policy-driven credit impulse boosted consumption and investments throughout the year, brought strong economic recovery. The IMF welcomed the authorities’ steps towards the monetary tightening. The IMF also emphasized the need to contain the overall fiscal and quasi-fiscal stimulus

The Islamic Development Bank Group (“IDBG”) has provided more than U.S.$11.5 billion in financing between 1976 and 2018. In 2018, Turkey ranked fifth in terms of aggregate total financing among IDBG members with an approved amount of U.S.$594.1 million.

As one of the founding members, Turkey became a recipient country of the European Bank for Reconstruction and Development (“EBRD”) in 2008. Turkey holds the Director position permanently representing Turkey, Romania, Azerbaijan, Moldova and Kyrgyz Republic at the Board of Directors of EBRD. As of the end of 2018, EBRD has provided approximately €11.0 billion of financing for projects in Turkey, almost entirely in the private sector. The annual bank investment (signed operations) of EBRD in Turkey was €1.0 billion in 2018. Turkey has been the largest individual recipient on average between 2014-2018 at the EBRD. The EBRD leads Turkey’s operations under a separate managing director in two resident offices in Istanbul and Ankara.

Turkey is one of the founding members of the Black Sea Trade and Development Bank (“BSTDB”). As of December 31, 2018, Turkey represents the greatest share (21.4%) of the bank’s active portfolio in terms of signings. In 2018, BSTDB’s total signings in Turkey were €100.0 million including a guarantee agreement with BSTDB amounting to €50.0 million for SME’s. The bank has exceeded signings targets for Turkey specified as €197.4 million in the 2015-2018 Country Strategy, reaching €433.1 million.

The Republic signed a total of €1.1 billion, €1.2 billion, €1.2 billion, €100.0 million and €386.0 million worth of various financing agreements with the European Investment Bank in 2014, 2015, 2016, 2017 and 2018, respectively.

Turkey is one of the founding members of the Council of Europe Development Bank (the “CEB”). The CEB provided €800.0 million of financing for projects in Turkey from 2014 to 2018.

In 2016, Turkey signed a loan agreement for a €250.0 million loan with the Kreditanstalt für Wiederaufbau and also signed a credit facility agreement for a €150.0 million credit facility with the French Development Agency.

Turkey is one of the founding members of the Asian Infrastructure Investment Bank (“AIIB”), established in January 2016. Turkey assumed the Director position representing Turkey, Pakistan, Azerbaijan, Georgia, Kyrgyz Republic and Brunei Darussalam at the Board of Directors of AIIB. Turkey signed the first loan agreement with AIIB for U.S.$600.0 million on June 27, 2018 and after that a guarantee agreement in the amount of U.S.$200.0 million was signed on September 28, 2018.

FOREIGN TRADE AND BALANCE OF PAYMENTS

FOREIGN TRADE

In 2014, exports increased by 3.8% to U.S.$157.6 billion and imports increased by 31.7% to U.S.$151.8 billion. In 2015, exports decreased by 8.7% to U.S.$143.8 billion and imports decreased by 14.4% to U.S.$207.2 billion. In 2016, exports decreased by 0.9% to U.S.$142.5 billion and imports decreased by 4.2% to U.S.$198.6 billion. In 2017, exports increased by 10.2% to U.S.$157 billion and imports increased by17.7% to U.S.$233.8 billion. In 2018, exports increased by 7% to U.S.$168 billion and imports decreased by 4.6% to U.S.$223 billion.

The trade deficit and the current account deficit were U.S.$63.6 billion and U.S.$43.6 billion, respectively, in 2014 and U.S.$48.2 billion and U.S.$32.1 billion, respectively, in 2015. The trade deficit and the current account deficit were U.S.$40.9 billion and U.S.$33.1 billion, respectively, in 2016, and U.S.$58.9 billion and U.S.$47.4 billion, respectively, in 2017. The trade deficit and the current account deficit were U.S.$55.1 billion and U.S.$27.6 billion, respectively, in 2018.

The composition of exports has shifted substantially from agricultural products to industrial products. In 2014, textiles and clothing products increased 6.4% to U.S.$29.2 billion. Additionally, exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture decreased by 4.4% to U.S.$78.1 billion. In 2015, textiles and clothing products decreased by 10.5% to U.S.$26.1 billion and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture decreased by 6.2% to U.S.$77 billion. In 2016, textiles and clothing products decreased by 0.6% to U.S.$26.0 billion and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture increased by 2.1% to U.S.$80.9 billion. In 2017, textiles and clothing products increased by 1.9% to U.S.$26.5 billion and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture increased by 10.9% to U.S.$87.3 billion. In 2018, textiles and clothing products increased by 3.5% to U.S.$27.4 billion and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture increased by 8.4% to U.S.$94.7 billion.

Turkey’s principal trading partners have traditionally been EU member countries. In 2014, EU member countries accounted for 43.5% of total exports and 36.7% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.6% of total exports in 2014. In 2015, EU member countries accounted for 44.5% of total exports and 38.0% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.3% of total exports in 2015. In 2016, EU member countries accounted for 48.0% of total exports and 39.0% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.8% of total exports in 2016. In 2017, EU member countries accounted for 47.1% of total exports and 36.4% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.6% of total exports in 2017. In 2018, EU member countries accounted for 50% of total exports and 36.2% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.6% of total exports in 2018.

The following table presents Turkey’s total imports, exports and terms of trade for the years indicated:

Table 23

Terms of Trade-Foreign Trade, Value, Volume

(in billions of U.S. dollars unless otherwise indicated)	2014	2015	2016	2017	2018
Exports f.o.b. (1)	157.6	143.8	142.5	157.0	167.9
Imports c.i.f. (2)	242.2	207.2	198.6	233.8	233.0
Consumption goods	29.0	28.6	27.9	28.5	22.9
Capital goods	36.0	34.9	35.9	33.1	29.3
Intermediate goods	176.7	143.3	134.3	171.5	170.0
Total Exports
Value	3.8	-8.7	-0.9	10.1	7.0
Price	-1.4	-9.6	-4.5	1.3	2.4
Volume(3)	5.3	1.0	3.7	9.0	4.7
Total Imports(2)
Value	-3.8	-14.4	-4.2	17.7	-4.6
Price	-2.9	-15.6	-9.2	7.5	5.5
Volume(3)	-0.9	1.3	5.4	9.6	-8.4
Terms of Trade	1.8	6.7	3.9	-5.6	-2.6

(1)	Excluding transit trade and shuttle trade.

(2)	Excluding transit trade and non-monetary gold.

(3)	Volume changes are obtained by dividing value changes by price changes.

Source: TURKSTAT

The following table presents the composition of Turkey’s exports by sector of trade for the periods indicated:

Table 24

Exports (FOB)* by Sectors and Commodity

*	Excluding shuttle and transit trade

Source: TURKSTAT

(thousands of U.S. Dollars and percent changes)	2014	2015	2016	2017	2018	15/14	16/15	17/16	18/17
Agriculture and forestry	6,029,749	5,756,596	5,397,249	5,287,137	5,556,486	-4.5	-6.2	-2.0	5.1
Agriculture, hunting and related service activities	6,007,500	5,735,622	5,372,836	5,260,595	5,522,656	-4.5	-6.3	-2.1	5.0
Forestry, logging and related service activities	22,249	20,974	24,414	26,542	33,830	-5.7	16.4	8.7	27.5
Fishing	346,537	368,235	413,904	450,685	485,592	6.3	12.4	8.9	7.7
Fishing, aquaculture and service activities incidental to fishing	346,537	368,235	413,904	450,685	485,592	6.3	12.4	8.9	7.7
Mining and quarrying	3,406,108	2,798,896	2,676,815	3,509,311	3,399,717	-17.8	-4.4	31.1	-3.1
Mining of coal and lignite; extraction of peat	8,524	13,618	5,387	11,823	11,034	59.7	-60.4	119.5	-6.7
Extraction of crude petroleum and natural gas	226,136	168,260	133,728	149,966	166,144	-25.6	-20.5	12.1	10.8
Mining of metal ores	1,367,763	991,699	910,830	1,379,738	1,301,508	-27.5	-8.2	51.5	-5.7
Other mining and quarrying	1,803,684	1,625,319	1,626,870	1,967,784	1,921,030	-9.9	0.1	21.0	-2.4
Manufacturing	147,059,418	134,389,890	133,595,801	147,138,203	157,708,060	-8.6	-0.6	10.1	7.2
Manufacture of food products and beverages	11,157,501	10,222,407	9,911,480	10,678,200	11,156,202	-8.4	-3.0	7.7	4.5
Manufacture of tobacco products	554,938	532,311	647,850	596,563	626,687	-4.1	21.7	-7.9	5.0
Manufacture of textiles	15,413,632	13,591,481	13,543,584	14,200,277	14,724,331	-11.8	-0.4	4.8	3.7
Manufacture of wearing apparel; dressing and dyeing of fur	13,773,510	12,525,940	12,416,456	12,273,832	12,648,282	-9.1	-0.9	-1.1	3.1
Tanning and dressing of leather; manufacture of luggage, handbags, saddlery, harness and footwear	1,153,124	1,018,116	1,033,501	1,129,848	1,277,810	-11.7	1.5	9.3	13.1
Manufacture of wood and of products of wood and cork, except furniture; manufacture of articles of straw and plaiting ma	853,567	695,233	679,912	759,171	818,522	-18.5	-2.2	11.7	7.8
Manufacture of paper and paper products	1,984,813	1,778,511	1,890,517	2,078,709	2,310,098	-10.4	6.3	10.0	11.1
Publishing, printing and reproduction of recorded media	167,511	142,358	126,479	124,516	151,817	-15.0	-11.2	-1.6	21.9
Manufacture of coke, refined petroleum products and nuclear fuel	5,728,616	4,175,800	2,998,303	4,016,905	4,042,523	-27.1	-28.2	34.0	0.6
Manufacture of chemicals and chemical products	7,960,572	7,466,601	6,916,991	7,901,380	9,361,623	-6.2	-7.4	14.2	18.5
Manufacture of rubber and plastics products	7,539,802	6,473,843	6,296,908	6,816,684	7,522,313	-14.1	-2.7	8.3	10.4
(thousands of U.S. Dollars and percent changes)	2014	2015	2016	2017	2018	15/14	16/15	17/16	18/17
Manufacture of other non-metallic mineral products	4,328,839	3,848,995	3,608,749	3,731,778	4,073,610	-11.1	-6.2	3.4	9.2
Manufacture of basic metals	16,636,352	17,709,995	17,879,670	18,932,294	19,242,990	6.5	1.0	5.9	1.6
Manufacture of fabricated metal products, except machinery and equipment	7,430,285	6,490,562	6,110,660	6,786,883	7,659,593	-12.6	-5.9	11.1	12.9
Manufacture of machinery and equipment n.e.c.	13,590,841	12,068,019	11,734,863	12,883,110	15,135,151	-11.2	-2.8	9.8	17.5
Manufacture of office, accounting and computing machinery	189,301	185,113	160,287	164,198	159,784	-2.2	-13.4	2.4	-2.7
Manufacture of electrical machinery and apparatus n.e.c.	6,364,357	5,432,544	5,223,275	5,326,214	5,831,478	-14.6	-3.9	2.0	9.5
Manufacture of radio, television and communication equipment and apparatus	2,234,053	1,936,228	1,779,786	1,828,445	1,839,119	-13.3	-8.1	2.7	0.6
Manufacture of medical, precision and optical instruments, watches and clocks	833,516	820,023	799,175	918,859	988,155	-1.6	-2.5	15.0	7.5
Manufacture of motor vehicles, trailers and semi-trailers	19,217,751	18,533,196	21,103,170	25,531,034	28,091,015	-3.6	13.9	21.0	10.0
Manufacture of other transport equipment	2,398,340	2,178,545	2,151,839	3,326,937	2,396,030	-9.2	-1.2	54.6	-28.0
Manufacture of furniture; manufacturing n.e.c.	7,548,199	6,564,070	6,582,345	7,132,364	7,650,930	-13.0	0.3	8.4	7.3
Electricity, gas and water supply	88,884	73,861	13,590	81,881	99,680	-16.9	-81.6	502.5	21.7
Electricity, gas, steam and hot water supply	88,884	73,861	13,590	81,881	99,680	-16.9	-81.6	502.5	21.7
Wholesale and retail trade	672,861	445,282	423,719	510,030	648,178	-33.8	-4.8	20.4	27.1
Waste and scrap	672,861	445,282	423,719	510,030	648,178	-33.8	-4.8	20.4	27.1
Real estate, renting and business activities	2,556	1,967	794	760	577	-23.0	-59.6	-4.2	-24.1
Other business activities	2,556	1,967	794	760	577	-23.0	-59.6	-4.2	-24.1
Other community, social and personal service activities	4,043	4,145	7,711	14,931	25,572	2.5	86.0	93.6	71.3
Recreational, cultural and sporting activities	4,024	4,144	7,711	14,922	25,572	3.0	86.1	93.5	71.4
Other service activities	18	1	—	10	—	-93.6	0.0	0.0	0.0
Total	157,610,158	143,838,871	142,529,584	156,992,940	167,923,862	-8.7	-0.9	10.1	7.0

The following table presents Turkey’s exports by country for the periods indicated:

Table 25

(in thousands of U.S. dollars and percent changes)	2014	2015	2016	2017	2018	2014	2015	2016	2017	2018
Total	157,610,158	143,838,871	142,529,584	156,992,940	167,923,862	100.0	100.0	100.0	100.0	100.0
A-European Union (EU 28)	68,514,123	63,998,187	68,343,295	73,906,184	83,955,843	43.5	44.5	48.0	47.1	50.0
B-Free Zones in Turkey	2,269,841	1,906,792	1,821,510	1,994,504	2,186,254	1.4	1.3	1.3	1.3	1.3
C-Other countries	86,826,194	77,933,892	72,364,779	81,092,252	81,781,765	55.1	54.2	50.8	51.7	48.7
Other European Countries	15,183,962	14,141,058	9,736,409	9,804,807	11,701,134	9.6	9.8	6.8	6.2	7.0
North African Countries	9,757,935	8,527,126	7,755,071	7,524,785	9,477,753	6.2	5.9	5.4	4.8	5.6
Other African Countries	3,996,463	3,921,798	3,650,930	4,148,822	4,973,105	2.5	2.7	2.6	2.6	3.0
North American Countries	7,292,336	7,066,506	7,404,321	9,699,903	9,576,387	4.6	4.9	5.2	6.2	5.7
Central America and Caribbean	938,023	848,820	846,166	1,170,791	1,473,285	0.6	0.6	0.6	0.7	0.9
South American Countries	1,852,328	1,309,783	1,094,763	1,295,459	1,771,986	1.2	0.9	0.8	0.8	1.1
Near and Middle Eastern	35,383,669	31,085,756	31,304,102	35,336,961	29,456,903	22.5	21.6	22.0	22.5	17.5
Other Asian Countries	11,590,682	10,307,368	9,684,104	11,270,706	12,351,602	7.4	7.2	6.8	7.2	7.4
Australia and New Zealand	600,042	619,476	735,910	647,645	804,824	0.4	0.4	0.5	0.4	0.5
Other Countries,	230,755	106,201	153,004	192,373	194,787	0.1	0.1	0.1	0.1	0.1
D-Selected country groups
OECD Countries	76,674,897	75,368,261	77,419,772	82,725,961	93,762,256	48.6	52.4	54.3	52.7	55.8
EFTA Countries	3,795,180	6,202,203	3,266,570	1,638,258	2,275,470	2.4	4.3	2.3	1.0	1.4
Organization of the Black Sea Economic Cooperation	19,687,232	14,590,290	13,078,481	15,634,945	17,821,508	12.5	10.1	9.2	10.0	10.6
Organization for Economic Cooperation	11,716,861	9,566,766	9,602,547	8,104,527	7,143,029	7.4	6.7	6.7	5.2	4.3
Commonwealth of Independent States	15,616,469	10,568,768	7,749,901	9,102,488	9,713,813	9.9	7.3	5.4	5.8	5.8
Turkish Republics	7,107,785	5,289,671	3,992,263	4,164,928	3,965,366	4.5	3.7	2.8	2.7	2.4
Organization of Islamic Cooperation	48,625,211	42,737,552	41,232,470	45,132,557	41,173,220	30.9	29.7	28.9	28.7	24.5
Germany	15,147,423	13,417,033	13,998,653	15,118,910	16,137,388	9.6	9.3	9.8	9.6	9.6
United Kingdom	9,903,172	10,556,393	11,685,790	9,603,189	11,107,336	6.3	7.3	8.2	6.1	6.6
Italy	7,141,071	6,887,399	7,580,837	8,473,471	9,560,405	4.5	4.8	5.3	5.4	5.7
Iraq	10,887,826	8,549,967	7,636,670	9,054,612	8,346,276	6.9	5.9	5.4	5.8	5.0
USA	6,341,841	6,395,842	6,623,347	8,654,268	8,304,672	4.0	4.4	4.6	5.5	4.9
Spain	4,749,584	4,742,270	4,988,483	6,302,135	7,708,465	3.0	3.3	3.5	4.0	4.6
France	6,464,243	5,845,032	6,022,485	6,584,199	7,286,992	4.1	4.1	4.2	4.2	4.3
Netherlands	3,458,689	3,154,867	3,589,432	3,864,486	4,760,826	2.2	2.2	2.5	2.5	2.8
Belgium	2,939,108	2,557,805	2,548,240	3,151,422	3,950,970	1.9	1.8	1.8	2.0	2.4
Israel	2,950,902	2,698,139	2,955,545	3,407,436	3,894,506	1.9	1.9	2.1	2.2	2.3

(in thousands of U.S. dollars and percent changes)	2014	2015	2016	2017	2018	2014	2015	2016	2017	2018
Romania	3,008,011	2,815,506	2,671,249	3,139,188	3,867,122	1.9	2.0	1.9	2.0	2.3
Russia	5,943,014	3,588,331	1,732,954	2,734,316	3,399,827	3.8	2.5	1.2	1.7	2.0
Poland	2,401,689	2,329,176	2,650,505	3,070,758	3,346,149	1.5	1.6	1.9	2.0	2.0
UAE	4,655,710	4,681,255	5,406,993	9,184,157	3,137,048	3.0	3.3	3.8	5.9	1.9
Egypt	3,297,538	3,124,876	2,732,926	2,360,734	3,053,571	2.1	2.2	1.9	1.5	1.8
China	2,861,052	2,414,790	2,328,044	2,936,262	2,912,539	1.8	1.7	1.6	1.9	1.7
Bulgaria	2,040,157	1,675,928	2,383,500	2,803,182	2,669,703	1.3	1.2	1.7	1.8	1.6
Saudi Arabia	3,047,134	3,472,514	3,172,081	2,734,522	2,636,039	1.9	2.4	2.2	1.7	1.6
Iran	3,886,190	3,663,760	4,966,176	3,259,270	2,392,949	2.5	2.5	3.5	2.1	1.4
Greece	1,536,658	1,400,566	1,427,206	1,662,638	2,086,696	1.0	1.0	1.0	1.1	1.2
Others	54,949,144	49,867,421	45,428,468	48,893,786	57,364,383	34.9	34.7	31.9	31.1	34.2

(1)	Countries are ranked by 2018 figures.

Source: TURKSTAT

In 2014, the value of imports decreased to U.S.$242.2 billion and EU share in Turkey’s import was 36.7%. In 2015, the value of imports decreased to U.S.$207.2 billion and EU share in Turkey’s import was 38%. In 2016, the value of imports decreased to U.S.$198.6 billion and EU share in Turkey’s import was 39.0%. In 2017, the value of imports increased to U.S.$233.8 billion and EU share in Turkey’s import was 36.4%. In 2018, the value of imports decreased to U.S.$223 billion and EU share in Turkey’s import was 50%.

In 2014, of the main commodity groups, the share of intermediate goods in total imports was 73.0%, while the shares of capital goods and consumption goods in total imports was 12.1%. In 2015, of the main commodity groups, the share of intermediate goods in total imports was 69.2%, while the shares of capital goods and consumption goods in total imports were 16.8% and 13.8%, respectively. In 2016, of the main commodity groups, the share of intermediate goods in total imports was 67.6%, while the shares of capital goods and consumption goods in total imports were 18.1% and 14.1%, respectively. In 2017, of the main commodity groups, the share of intermediate goods in total imports was 73.3%, while the shares of capital goods and consumption goods in total imports were 14.2% and 12.2%, respectively. In 2018, of the main commodity groups, the share of intermediate goods in total imports was 76.2%, while the shares of capital goods and consumption goods in total imports were 13.1% and 10.3%, respectively. The following table presents the composition (by Broad Economic Classification) of Turkey’s imports (other than non-monetary gold) by sector of trade for the periods indicated:

Table 26

(in thousands of U.S. Dollars and percent changes)	2014	2015	2016	2017	2018	15/14	16/15	17/16	18/17
Total	242,177,117	207,234,359	198,618,235	233,799,651	223,046,879	-14.4	-4.2	17.7	-4.6
Capital goods	35,995,907	34,904,940	35,918,942	33,116,139	29,303,606	-3.0	2.9	-7.8	-11.5
Capital goods (except transportations vehicles)	30,437,762	28,517,406	29,766,240	28,280,859	25,847,545	-63	4.4	-5.0	-8.6
Transportation vehicles incidental to industry	5,558,145	6,387,533	6,152,703	4,835,280	3,456,062	14.9	-3.7	-21.4	-28.5
Intermediate goods	176,721,669	143,316,885	134,315,401	171,461,765	170,047,748	-18.9	-6.3	27.7	-0.8
Unprocessed materials incidental to industry	13,298,987	9,328,123	8,711,499	12,542,068	13,336,539	-29.9	-6.6	44.0	6.3
Processed materials incidental to industry	78,849,939	67,929,522	66,621,603	85,667,196	80,907,870	-13.8	-1.9	28.6	-5.6
Unprocessed fuels and oils	847,099	2,974,619	2,645,621	3,929,381	4,401,786	251.2	-11.1	48.5	12.0
Parts of investment goods	12,152,091	11,420,508	13,872,729	15,646,870	12,089,740	-6.0	21.5	12.8	-22.7
Parts of transportation vehicles	12,187,234	12,114,994	13,197,402	15,334,555	15,431,188	-0.6	8.9	16.2	0.6
Unprocessed materials of food and beverages	4,289,973	3,456,384	3,349,272	4,248,049	5,120,978	-19.4	-3.1	26.8	20.5
Processed materials of food and beverages	2,628,359	2,388,591	2,298,994	2,090,267	1,735,918	-9.1	-3.8	-9.1	-17.0
Processed fuels and oils	17,702,419	10,279,445	8,333,410	11,306,821	14,112,311	-41.9	-18.9	35.7	24.8
Confidential data(1)	34,765,569	23,424,699	15,284,872	20,696,558	22,911,419	-32.6	-34.7	35.4	10.7
Consumption goods	29,006,394	28,586,784	27,947,076	28,487,529	22,878,253	-1.4	-2.2	1.9	-19.7
Automobiles	7,717,928	9,223,243	9,839,844	8,605,649	5,903,963	19.5	6.7	-12.5	-31.4
Durable consumption goods	4,663,920	3,765,901	3,268,333	3,379,375	3,139,807	-19.3	-13.2	3.4	-7.1
Semi-durable consumption goods	6,912,899	6,279,324	5,710,445	5,020,920	4,229,591	-9.2	-9.1	-12.1	-15.8
Non-durable consumption goods	5,642,136	5,266,595	5,232,439	5,347,904	4,871,610	-6.7	-0.6	2.2	-8.9
Unprocessed of food and beverages	978,762	1,025,280	1,106,653	262,659	1,085,234	4.8	7.9	14.1	-14.1
Processed of food and beverages	1,778,299	1,903,196	1,728,171	1,977,313	1,977,731	7.0	-9.2	14.4	0.0
Gasoline	1,048,594	814,311	716,644	904,066	1,008,589	-22.3	-12.0	26.2	11.6
Transportation vehicles not incidental to industry	263,857	308,933	344,546	1,989,644	661,728	17.1	11.5	477.5	-66.7
Others	453,147	425,750	436,817	734,218	817,272	-6.0	2.6	68.1	11.3
Other goods not elsewhere specified	453,147	425,750	436,817	734,218	817,272	-6.0	2.6	68.1	11.3

Source: TURKSTAT

The following table presents imports (other than non-monetary gold) by country or region of origin for the periods indicated:

Table 27

(in thousands of U.S. Dollars and percent changes)	2014	2015	2016	2017	2018	2014	2015	2016	2017	2018
Total	242,177,117	207,234,359	198,618,235	233,799,651	223,046,879	100.0	100.0	100.0	100.0	100.0
A-European Union (EU 28)	88,783,501	78,681,252	77,501,070	85,205,087	80,812,704	36.7	38.0	39.0	36.4	36.2
B-Free Zones in Turkey	1,260,771	1,227,213	1,434,892	1,564,460	1,322,322	0.5	0.6	0.7	0.7	0.6
C-Other countries	152,132,845	127,325,894	119,682,274	147,030,105	140,911,853	62.8	61.4	60.3	62.9	63.2
Other European Countries	36,367,325	28,111,593	21,906,906	31,380,524	29,390,645	15.0	13.6	11.0	13.4	13.2
North African Countries	3,435,769	3,006,965	3,200,795	4,142,800	4,593,806	1.4	1.5	1.6	1.8	2.1
Other African Countries	2,502,192	2,092,386	2,154,733	3,033,853	2,454,102	1.0	1.0	1.1	1.3	1.1
North American Countries	13,834,992	12,070,505	11,930,767	14,118,743	14,358,209	5.7	5.8	6.0	6.0	6.4
Central America and Caribbean	1,123,835	1,039,522	967,028	960,209	786,347	0.5	0.5	0.5	0.4	0.4
South American Countries	3,934,733	3,661,117	4,092,086	5,930,113	7,774,745	1.6	1.8	2.1	2.5	3.5
Near and Middle Eastern	20,480,465	13,574,630	13,760,750	19,785,552	17,858,423	8.5	6.6	6.9	8.5	8.0
Other Asian Countries	56,162,293	53,339,448	54,257,039	57,168,376	51,518,247	23.2	25.7	27.3	24.5	23.1
Australia and New Zealand	637,678	608,577	654,628	2,236,380	1,108,481	0.3	0.3	0.3	1.0	0.5
Other Countries	13,653,562	9,821,152	6,757,542	8,273,556	11,068,848	5.6	4.7	3.4	3.5	5.0
D-Selected country groups
OECD Countries	116,518,208	101,502,395	100,923,436	116,368,061	107,173,724	48.1	49.0	50.8	49.8	48.0
EFTA Countries	5,716,743	3,137,859	3,161,772	7,776,185	3,610,860	2.4	1.5	1.6	3.3	1.6
Organization of the Black Sea Economic Cooperation	40,926,921	31,525,224	24,183,105	30,605,008	32,812,369	16.9	15.2	12.2	13.1	14.7
Organization for Economic Cooperation	13,443,503	9,310,425	7,739,664	11,206,468	10,427,942	5.6	4.5	3.9	4.8	4.7
Commonwealth of Independent States	33,085,484	27,152,409	20,728,847	26,079,316	28,145,112	13.7	13.1	10.4	11.2	12.6
Turkish Republics	2,997,231	2,687,976	2,604,880	3,184,650	2,952,873	1.2	1.3	1.3	1.4	1.3
Organization of Islamic Cooperation	29,107,197	22,406,807	23,178,330	31,957,286	28,415,679	12.0	10.8	11.7	13.7	12.7
Russia	25,288,597	20,401,757	15,162,386	19,514,094	21,989,574	10.4	9.8	7.6	8.3	9.9
China	24,918,224	24,873,457	25,441,433	23,370,620	20,719,061	10.3	12.0	12.8	10.0	9.3
Germany	22,369,476	21,351,884	21,474,989	21,301,869	20,407,294	9.2	10.3	10.8	9.1	9.1
USA	12,727,562	11,141,462	10,867,793	11,951,744	12,377,681	5.3	5.4	5.5	5.1	5.5
Italy	12,055,972	10,639,042	10,218,387	11,304,715	10,154,158	5.0	5.1	5.1	4.8	4.6
India	6,898,577	5,613,515	5,757,246	6,216,639	7,534,783	2.8	2.7	2.9	2.7	3.4
United Kingdom	5,932,227	5,541,277	5,320,237	6,548,620	7,446,107	2.4	2.7	2.7	2.8	3.3
France	8,122,571	7,597,687	7,364,715	8,070,897	7,413,025	3.4	3.7	3.7	3.5	3.3
Iran	9,833,290	6,096,254	4,699,777	7,492,104	6,931,258	4.1	2.9	2.4	3.2	3.1
South Korea	7,548,319	7,057,439	6,384,242	6,608,874	6,343,174	3.1	3.4	3.2	2.8	2.8
Spain	6,075,843	5,588,524	5,679,305	6,372,911	5,492,454	2.5	2.7	2.9	2.7	2.5
Japan	3,199,915	3,140,055	3,943,604	4,281,472	4,124,170	1.3	1.5	2.0	1.8	1.8
UAE	3,253,024	2,008,690	3,701,153	5,546,921	3,780,736	1.3	1.0	1.9	2.4	1.7
Belgium	3,863,892	3,146,936	3,200,764	3,728,941	3,571,445	1.6	1.5	1.6	1.6	1.6
Netherlands	3,517,164	2,914,359	3,000,336	3,747,619	3,304,581	1.5	1.4	1.5	1.6	1.5
Brazil	1,728,745	1,792,241	1,788,012	2,544,928	3,257,706	0.7	0.9	0.9	1.1	1.5
Poland	3,082,128	2,977,662	3,244,193	3,445,906	3,101,677	1.3	1.4	1.6	1.5	1.4
Switzerland	4,821,031	2,445,864	2,502,961	6,899,988	2,816,560	2.0	1.2	1.3	3.0	1.3
Czech Republic	2,420,199	2,218,334	2,561,652	2,828,107	2,650,330	1.0	1.1	1.3	1.2	1.2
Ukraine	4,242,612	3,448,171	2,547,636	2,817,133	2,645,555	1.8	1.7	1.3	1.2	1.2
Others	70,277,748	57,239,750	53,757,413	69,205,549	66,985,551	29.0	27.6	27.1	29.6	30.0

(1)	Countries are ranked by 2018 figures.

Sources: TURKSTAT Presidency of Strategy and Budget

In 2014, Turkey’s net international reserves were approximately U.S.$141.8 billion. In 2014, gross foreign exchange reserves of the Central Bank were approximately U.S.$106.9 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$14.5 billion. In 2014, net portfolio outflow from Turkey was U.S.$2.0 billion.

In 2015, Turkey’s net international reserves were approximately U.S.$128.1 billion. In 2015, gross foreign exchange reserves of the Central Bank were approximately U.S.$92.9 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$17.5 billion. In 2015, net portfolio outflow from Turkey was U.S.$2.5 billion.

In 2016, Turkey’s net international reserves were approximately U.S.$129.5 billion. In 2016, gross foreign exchange reserves of the Central Bank were approximately U.S.$92.1 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$23.4 billion. In 2016, net portfolio inflow to Turkey was U.S.$6.3 billion.

In 2017, Turkey’s net international reserves were approximately U.S.$136.2 billion. In 2017, gross foreign exchange reserves of the Central Bank were approximately U.S.$84.2 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$23.5 billion. In 2017, net portfolio inflow to Turkey was U.S.$24.4 billion.

In 2018, Turkey’s net international reserves were approximately U.S.$130.4 billion. In 2018, gross foreign exchange reserves of the Central Bank were approximately U.S.$73 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$20.1 billion. In 2018, net portfolio outflow from Turkey was U.S.$3 billion.

OTHER GOODS, SERVICES AND INCOME

In addition to merchandise exports and imports, Turkey’s current account is composed of earnings from other goods, services and income. This item includes tourism revenues, interest earnings and other invisible revenues, such as earnings from shipment and transportation, investment income, contractors’ earnings and other official and private services (a residual category).

In 2014, Turkey’s travel revenues increased by 5.6% to U.S.$29.6 billion. In addition, earnings from primary income were U.S.$4.9 billion in 2014, compared to U.S.$5.3 billion in 2013.

Turkey’s receipts from all services amounted to approximately U.S.$51.7 billion in 2014, which represented an increase of 8.4% from 2013. Secondary income amounted to U.S.$1.4 billion in 2014. On the other hand, the debit for all services and income account amounted to approximately U.S.$38 billion ($13.0 billion from primary income) in 2014, representing an increase of 0.1% (a decrease of 6.2% for primary income) from 2013.

In 2015, Turkey’s travel revenues increased by 9.9% to U.S.$26.6 billion. In addition, earnings from primary income were U.S.$4.5 billion in 2015, compared to U.S.$4.9 billion in 2014.

Turkey’s receipts from all services amounted to approximately U.S.$46.3 billion in 2014, which represented a decrease of 10.4% from 2013. Secondary income amounted to U.S.$1.3 billion in 2015. On the other hand, the debit for all services and income account amounted to approximately U.S.$36.2 billion ($14.0 billion from primary income) in 2015, representing a decrease of 4.6% (an increase of 7.6% for primary income) from 2014.

In 2016, Turkey’s travel revenues decreased by 29.6% to U.S.$18.7 billion. In addition, earnings from primary income were U.S.$5.3 billion in 2016, compared to U.S.$4.5 billion in 2015.

Turkey’s receipts from all services amounted to approximately U.S.$37.2 billion in 2016, which represented an increase of 19.9% from 2015. Secondary income amounted to U.S.$1.8 billion in 2016. On the other hand, the debit for all services and income account amounted to approximately U.S.$36.1 billion ($14.3 billion from primary income) in 2016, representing a decrease of 0.8% (an increase of 1.4% for primary income) from 2015.

In 2017, Turkey’s travel revenues increased by 19.9% to U.S.$22.5 billion. In addition, earnings from primary income were U.S.$4.9 billion in 2017, compared to U.S.$5.3 billion in 2016.

Turkey’s receipts from all services amounted to approximately U.S.$43.7 billion in 2017, which represented an increase of 16.8% from 2016. Secondary income amounted to U.S.$2.8 billion in 2017. On the other hand, the debit for all services and income account amounted to approximately U.S.$39.7 billion ($16.0 billion from primary income) in 2017, representing an increase of 8.8% (an increase of 10.5% for primary income) from 2016.

In 2018, Turkey’s travel revenues increased by 12.2% to U.S.$25.2 billion. In addition, earnings from primary income were U.S.$6.1 billion in 2018, compared to U.S.$5 billion in 2017.

Turkey’s receipts from all services amounted to approximately U.S.$47.8 billion in 2018, which represented an increase of 9.5% from 2017. Secondary income amounted to U.S.$0.9 billion in 2018. On the other hand, the debit for all services and income account amounted to approximately U.S.$40.9 billion ($17.8 billion from primary income) in 2018, representing an increase of 2.9% (an increase of 11.4% for primary income) from 2017.

BALANCE OF PAYMENTS

The following table summarizes the balance of payments of Turkey for the periods indicated:

Table 28

in millions of U.S. Dollars	2014	2015	2016	2017	2018
CURRENT ACCOUNT	-43,610	-32,145	-33,139	-47,347	-27,115
Trade Balance	-63,593	-48,128	-40,892	-58,955	-41,869
Goods Exports	168,926	151,970	150,161	166,159	174,610
Goods Imports	232,519	200,098	191,053	225,114	216,479
Services	26,675	24,228	15,263	19,938	25,609
Credit	51,746	46,632	37,391	43,667	48,627
Travel receipts	29,552	26,616	18,743	22,478	25,220
Debit	25,071	22,404	22,128	23,729	23,018
Primary Income	-8,205	-9,687	-9,183	-11,044	-11,720
Credit	4,910	4,508	5,362	4,959	6,132
Interest Income	1,666	1,722	2,142	2,355	2,743
Debit	13,115	14,195	14,545	16,003	17,852
Interest Expenditure	5,572	5,097	5,595	6,314	7,704
Secondary Income	1,513	1,442	1,673	2,714	865
General Government	475	516	1,109	2,063	330
Other Sectors	1,038	926	564	651	535
Workers’ Remittances	838	714	575	413	379
CAPITAL ACCOUNT	-70	-21	23	17	58
FINANCIAL ACCOUNT	-43,161	-22,673	-22,012	-46,716	-9,852
Direct Investment (net)	-6,287	-14,178	-10,812	-8,845	-9,376
Portfolio Investment (net)	-20,216	15,458	-6,339	-24,476	2,892
Assets	746	6,129	1,511	-394	3,147
Liabilities	20,962	-9,329	7,850	24,082	255
Equity Securities	2,559	-2,395	823	3,192	-908
Debt Securities	18,403	-6,934	7,027	20,890	1,163
General Government	4,572	-7,420	3,505	13,101	3,013
In Turkey	370	-7,670	823	7,281	-923

in millions of U.S. Dollars	2014	2015	2016	2017	2018
Abroad	4,202	250	2,682	5,820	3,936
Other Investment (net)	-16,190	-12,122	-5,674	-5,188	7,009
Assets	1,684	14,989	6,144	8,095	7,746
Liabilities	17,874	27,111	11,818	13,283	737
Loans	16,329	12,130	4,168	3,429	-9,353
Monetary Authority	0	0	0	0	0
General Government	-886	-1,189	-925	-1,367	-821
Banks	11,713	5,246	-3,282	2,112	-15,010
Other Sectors	5,502	8,073	8,375	2,684	6,478
Currency and Deposits	758	12,750	3,907	2,493	6,827
in Monetary Authority	-2,333	-916	-185	513	4,275
in Banks	3,091	13,666	4,092	1,980	2,552
Reserve Assets	-468	-11,831	813	-8,207	-10,377
NET ERRORS AND OMISSIONS	519	9,493	11,104	614	17,205

Source: CBRT

CURRENT ACCOUNT

In 2014, the current account deficit of Turkey narrowed by U.S.$20.0 billion to U.S.$43.6 billion (4.7% of GDP). The main factor behind this fall was the collapse of gold imports. After a spike in 2013, the plunge in net gold imports contributed U.S.$7.9 billion to the shrinkage of the current account deficit.

Although geopolitical issues affecting Turkey’s important trade partners, such as Iraq, Russia and Ukraine, limited Turkey’s export performance, with the exception of gold exports, (balance-of-payments-defined) exports increased by 4.6% (U.S.$7.3 billion). In addition to the below-the-potential growth, the sharp fall in oil prices over the second half of the year helped in containing energy imports and total imports dropped by 3.8% (U.S.$9.5 billion). Travel revenues and shuttle trade, important revenue items in Turkey’s current account balance, performed relatively well during 2014 and expanded by 5.6% and 15.8%, respectively.

The improvement in the current account balance observed since 2014 continued but slowed in 2015. The weak outlook of the global economy and adverse geopolitical developments restricted exports, while moderate domestic demand boosted imports, resulting in a slow-down in the improvement of the current account balance in the first half of the year. However, in the second half, while the strengthening recovery trend in exports to EU countries supported export growth offsetting the negative effects of adverse geopolitical developments to some extent, the imports started to display a downward trend, both contributing to the revival of the rebalancing process. During the year, the decline in energy prices, the favorable terms of trade developments, and the moderate course of consumer loans were important factors providing support to the recovery. Both exports and imports (balance-of-payments-defined) decreased by 12.7% (U.S.$21.0 billion, U.S.$28.7 billion, respectively).

On the other hand, travel revenues, after having recorded an upward trend in the period 2011-2014, decreased by 9.9% in 2015. The main determinants of this fall were the parity effect, the decrease in the number of visitors from Russia, and the decline in package tour expenditures. In line with these developments, shuttle trade decreased by 36.1% to U.S.$5.5 billion in 2015. As a result of these developments, the current account deficit was reduced by U.S.$11.5 billion to U.S.$32.1 billion (3.7% of GDP) in 2015.

The recovery process in the current account balance was interrupted in the third quarter of 2016. Despite the ongoing contribution to the recovering in the current account balance from the fall in energy prices, adverse geopolitical developments curtailed export growth and dampened tourism revenues which resulted in a deceleration of the recovery. As a result, the current account deficit of Turkey increased by U.S.$1.0 billion to U.S.$33.1 billion (3.8% of GDP) in 2016.

The current account deficit continued to increase by U.S.$14.2 billion to U.S.$47.3 billion (5.6% of GDP) in 2017 mainly due to a deterioration in the goods balance. In 2017, goods exports increased by U.S.$16 billion thanks to the strong demand from main trading partners like the EU and normalization of relations with other partners. However, it was off-set by the higher increase in imports mainly due to strong growth, higher gold imports and higher energy prices. In 2017, travel revenues recovered thanks to a more favorable geopolitical backdrop, but the level of revenues was slightly lower than in 2014 and 2015.

There was rapid improvement in the current account deficit in 2018 due to the rebalancing of the economy. External demand maintained its relative strength while economic activity displayed a slow pace. The rapid decline in imports due to the slowdown in the economic activity, was coupled with robust exports of goods and strong tourism demand. As a result, the trade balance (according to provisional data) posted a deficit of U.S.$41.9 billion in 2018 down from a deficit of U.S.$59 billion in the previous year. In 2018, total goods imported (c.i.f.), including gold imports, decreased by 4.6% to approximately U.S.$223 billion, as compared to U.S.$233.8 billion in 2017. In 2018, the import of capital goods, which are used in the production of physical capital, decreased by 11.5% as compared to 2017; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, decreased by 0.8%; and the import of consumption goods decreased by 19.7% . In 2018, total goods exported (f.o.b.), increased by 7.0% to U.S.$168 billion, as compared to U.S.$157 billion in 2017. As a result, the current account deficit of Turkey decreased by U.S.$20.2 billion to U.S.$27.1 billion in 2018.

FOREIGN DIRECT INVESTMENTS

Pro-business foreign direct investment (“FDI”) policies were introduced as part of the modernization of the Turkish economy. FDI legislation, which has been in force since June 17, 2003, provides a secure environment for foreign investors by ensuring equal treatment of domestic and foreign investors and guaranteeing the transfer of profits.

The main principles of the FDI Regime are:

●	No Pre-entry Screening Requirement

●	No Minimum Capital Requirement

●	Equal Treatment of Domestic and Foreign Investors

●	Guarantee to Transfer of Proceeds

●	Key Expatriate Personnel Employment

●	Protection Against Expropriation

●	Right to resort to International Dispute Settlement

Turkey has been a member of several international organizations and party to bilateral and multilateral agreements, which provide a secure investment environment for foreign investors, such as:

●	The Organization for Economic Co-operation and Development (the “OECD”), the World Trade Organization (“WTO”), the International Monetary Fund (“IMF”), the World Bank and various organizations of the World Bank, including the Multinational International Guaranty Agency (“MIGA”),

●	Agreements to protect and promote investment which have been signed with 107 countries, 81 of which are currently in force,

●	Active participation in meetings and activities of the OECD Investment Committee and its working parties,

●	The International Center for Settlement of Disputes (ICSID) Convention,

●	Investment-related agreements on WTO platforms such as Trade Related Investment Measures and Trade Related Intellectual Property Rights.

Net FDI inflows into Turkey amounted to U.S.$113 billion in 2018.

The following table sets forth foreign direct investment inflows for the years indicated:

Table 29

Foreign Direct Investment (in millions of U.S. Dollars)

		Equity Capital Liquidation		Other Capital (Intra- Company Loans)	Real Estate	Total (Net Incurrence of Liabilities)
Year	Inflows	Outflows	Net	Net	Net	Net

2014	8,632	261	8,371	645	645	13,337
2015	12,093	364	11,729	3,389	3,389	19,274
2016	7,525	621	6,904	3,156	3,156	13,950
2017	7,401	1,869	5,532	1,371	1,371	11,546
2018	6,534	470	6,064	1,045	1,045	13,024

Source: CBRT

Investments in the services sector accounted for 57.1% of total FDI for 2018, while manufacturing accounted for 30.6% of such total.

The following table sets forth FDI inflows (Equity Capital) by sector:

Table 30

Foreign Direct Investment (Equity Capital) by Sector

Sector (in millions of U.S. Dollars)	2014	2015	2016	2017	2018
Agriculture, Forestry and Fishing	61	31	38	29	44
Mining and Quarrying	382	207	148	448	73
Manufacturing	2,742	4,237	2,240	1,202	2,000
Electricity, Gas, Steam and Air-conditioning Supply	1,131	1,338	677	371	680
Water Supply; Sewerage, Waste Management and Remediation	3	2	2	1	4
Construction	232	109	293	626	214
Wholesale and Retail Trade	1,137	604	688	1,077	1,117
Transportation and Storage	594	1,524	635	1,333	598
Accommodation and Food Service Activities	24	11	250	82	238
Information and Communication Services	214	149	92	565	179
Financial and Insurance Activities	1,470	3,515	1,765	1,464	1,041
Real Estate Activities	252	171	283	21	48
Professional, Scientific and Technical Activities	94	51	73	52	59
Administrative and Support Service Activities	21	55	23	27	20
Public Administration and Defense Compulsory Social Security	0	0	0	0	0
Education	0	0	13	0	0
Human Health and Social Work Activities	204	58	274	65	103
Arts, Entertainment and Recreation	15	9	18	9	20
Other Service Activities	56	22	13	29	94
Activities of Extra-Territorial Organizations and Bodies	0	0	0	0	1
Activities of International Organizations and Representatives	0	0	0	0	1
TOTAL	8,632	12,093	7,525	7,401	6,534

Source: CBRT

Historically, firms from the EU member states have had the largest share of FDI in the country. FDI inflows reached U.S.$13.3 billion and U.S.$19.3 billion in 2014 and 2015, respectively. In 2016, FDI inflows to Turkey reached U.S.$13.9 billion, decreasing by 27.6% compared to 2015, due to base effect. In 2017, FDI inflows to Turkey decreased to U.S.$11.5 billion and then increased by 12.8% reaching U.S.$13 billion in 2018. FDI inflows to Turkey from EU member states continue to maintain a dominant share of inflows to the country. The share of FDI inflows from European Union countries was 50.2% in 2016, 65.0% in 2017, and 59.1% in 2018. The share of FDI inflows from Asian countries was 29.8% in 2016, 23.0% in 2017, and 26.8% in 2018.

The following table sets forth foreign direct investment inflows (Equity Capital) by country:

Table 31

Foreign Direct Investment (Equity Capital) by Country

(in millions of U.S. Dollars)	2014	2015	2016	2017	2018
EUROPE	6,370	8,000	4,841	4,927	4,234
Austria	31	83	344	320	465
France	287	165	90	107	293
Germany	606	355	440	312	349
Greece	52	48	0	0	8
Italy	488	180	87	128	509
Luxembourg	565	1,254	335	96	329
Netherlands	2,022	1,183	1,016	1,727	833
Spain	74	2,305	318	1,460	233
United Kingdom	1,051	587	974	328	409
Other EU Countries	205	919	170	331	443
EFTA Countries	318	211	343	112	361
OTHER EUROPEAN COUNTRIES	723	758	724	6	10
AFRICA	42	0	0	43	24
AMERICA	334	1,630	408	247	484
NORTH AMERICA	334	1,620	408	218	446
USA	334	1,620	338	180	446
Canada	0	0	70	38	0
CENTRAL AMERICA	0	5	0	29	38
SOUTH AMERICA	0	5	0	0	0
ASIA	1,886	2,462	2,246	1,701	1,750
NEAR AND MIDDLE EAST COUNTRIES	1,336	1,317	1,358	1,260	887
OTHER ASIAN COUNTRIES	550	1,145	888	441	863
AUSTRALIA	0	1	24	459	42
UNCLASSIFIED	0	0	6	24	0
TOTAL WORLD	8,632	12,093	7,525	7,401	6,534

Source: CBRT

FUTURE DIRECTIONS

In order to attract more FDI, streamline investment related procedures and reduce red tape, Turkey built its own structure based on a comprehensive reform program which was launched in 2001. The reform program included setting up the Coordination Council for the Improvement of the Investment Environment (“YOIKK”), which is a key structure where private sector through NGOs make contributions to the ongoing reform agenda of Turkey.

YOIKK aims to rationalize the regulations on investments in Turkey, develop policies by determining the necessary amendments that will enhance the competitiveness of the investment environment, generate solutions to the administrative barriers encountered by the domestic and international investors in all phases of the investment process including the operating period.

YOIKK’s structure was revised and the new structure was published in the Official Gazette on March 14, 2019. According to this new structure, the presidency of YOIKK was set to be carried out by the Deputy President in order to improve political ownership of the reform process.

In recent years, YOIKK has been instrumental in a number of developments designed to make private investment in Turkey more attractive. In 2018, as a result of a comprehensive diagnostic study, a YOIKK Action Plan was formulated to include reform items that require amendments to facilitate procedures in major areas such as company establishment, enforcement and bankruptcy, construction, telecommunication and infrastructure permits, foreign trade, access to finance and tax payments. Accordingly, two laws, Law no.7099 and Law no.7101, were drafted to address the issues in YOIKK’s latest action plan.

Law no. 7099 which was published in the Official Gazette on March 10, 2018 has 35 articles. These articles amend related articles of major Laws to streamline procedures regarding company establishment, enforcement and bankruptcy, construction, telecommunication and infrastructure permits, foreign trade and access to finance. Law No. 7101 on Amendment of Execution and Bankruptcy Code and Some Laws was published in the Official Gazette on March 15, 2018. The Law has been a major reform with an aim to ensure the continuity of enterprises. With this reform, creditors are now actively involved within the concordat procedure and the maximum period of concordat is limited to 23 months. Additionally, the judiciary fees about arbitration is reduced in order to promote its usage among business circles and cases with a claim up to TL 100,000 are carried out by a simple proceeding which enables a faster litigation process.

Turkey carried out a record number of business reforms in the past year, earning the country a spot in this year’s top 10 global improvers in the World Bank Group’s Doing Business 2019 Report. As a result of these reforms, Turkey advanced to 43rd place in the global ease of doing business ranking by climbing 17 ladders in the list of 190 countries.

Tax incentives for activities in the free zones have been restructured to encourage international trade. Movement of goods between free zones and third countries is exempt from customs duties. Corporate and personal income tax exemptions have been abolished since 2004 for new companies which are not engaged in production. Income from the sales of products manufactured in free zones is exempt from personal and corporate income taxes until the year of full membership in the EU. Salaries paid by those free zones manufacturers which export at least 85% (FOB price) of their products are exempt from personal income tax.

According to the 3218 Free Zones Law Interim Article 3/2/c, the transactions and documents related to the activities carried out in these zones are exempted from stamp duties and fees.

Two new provisions were enacted under Interim Article 3 of Law Number 3218 (Law Number 6772 Article 7 Official Gazette Number 29989 and dated February 24, 2017). Until the end of the taxation year, including the date Turkey becomes a full member of the European Union:

(a) The earnings of manufacturer taxpayers generated through the sales of the goods they produced in the free zones, and the earnings of service companies in free zones generated through maintenance, repair, assembly, disassembly, handling, sorting, packaging, labelling, testing, storage services given completely to persons not residing in Turkey and to those whose office, legal or business centre is located abroad, provided that the goods subject to these services shall not enter Turkey in any way after being sent to a foreign country from free zones, are exempted from the income or corporate taxes. This exemption has no effect on the deduction carried out within the scope of sub-clause (b) of sub-paragraph 6 under the first paragraph of Article 94 of the Income Tax Law No. 193 dated December 31, 1960 and Articles 15 and 30 of the Corporate Tax Law No. 5520.

(b) The income tax calculated after the minimum livelihood discount is applied on the wages of the personnel employed by the taxpayers that export at least 85% of the FOB value of the products manufactured in these zones to other countries shall be abandoned by deducting the tax that is accrued on the final tax return. The Council of Ministers has the authority to reduce this rate to 50% and to increase it to its statutory level. The Council of Ministers may enforce this authority by differentiating or grading it according to the region, sector, or field of activity of strategic, large-scale, or priority investments, and of any investment that has been decided to be supported on a project-based scheme due to its subject, sector or quality. Taxes which had not been collected on due from the taxpayers whose annual sales to other countries remains below this rate shall be collected along with delinquency fees without penalties.

Investment incentives, which are designed and implemented by the Ministry of Industry and Technology, are based on the provisions of Board of Ministers decrees and implementing communiqués. Turkey’s current Investment Incentive Program became effective by the Council of Minister’s Decree No. 2012/3305 dated June 15, 2012. The Decree aims to steer savings into high value-added investments, to boost production and employment, to encourage large scale and strategic investments with high R&D content for increased international competitiveness, to increase foreign direct investments, to reduce regional development disparities and to promote investments clustering and environment protection for the production and export-oriented growth strategy in line with the projected targets in Development Plans and Annual Programs as well as international agreements. Investments are supported through four different incentive schemes designed within the scope of the Incentive Program. Contributions provided to investors through incentive measures depend on the characteristics of the investment and one or more of the following applicable schemes: regional investment incentive scheme, large scale investment incentive scheme, strategic investment incentive scheme, and general investment incentive scheme.

FINANCIAL ACCOUNT

In 2014, the capital inflows fell to U.S.$43.2 billion. In 2014, the net foreign direct investment was U.S.$6.3 billion. The direct investment in Turkey by foreigners was U.S.$13.3 billion, while the investment abroad by the residents almost doubled from U.S.$3.6 billion in 2013 to U.S.$7.1 billion in 2014. The net portfolio investment amounted to U.S.$20.2 billion. The government, banks, and other sectors issued bonds worth of U.S.$4.6 billion, U.S.$10.5 billion, and U.S.$3.3 billion, respectively, net of borrowings. Net long-run foreign credit was approximately U.S.$12.3 billion. The official reserve assets fell by U.S.$0.5 billion, while the reserves of the banking sector decreased by U.S.$2.4 billion.

In 2015, capital inflows declined to U.S.$22.7 billion. Net foreign direct investment showed an upward trend at U.S.$14.2 billion, due to several high-volume inflows. However, portfolio investments registered U.S.$15.5 billion outflows due to worsening global risk appetite. The banking sector’s net long-term borrowing almost tripled in 2015, reaching U.S.$26.6 billion. Other sectors, which include non-bank financial corporations, non-financial corporations, households and non-profit institutions serving households, borrowed U.S.$8.1 billion in long-term, net of repayments. Accordingly, official reserve assets decreased by U.S.$11.8 billion, while the reserves of the banking increased by U.S.$7.4 billion. The net errors and omissions item posted a net inflow of U.S.$9.5 billion in 2015.

In 2016, capital inflows were U.S.$22.0 billion. Net foreign direct investment declined considerably from the 2015 level, realizing at U.S.$10.8 billion. Portfolio investments registered U.S.$6.3 billion in inflows due mainly to bond issuances by the general government, banks and other sectors. In 2016, banks borrowed U.S.$2.8 billion long term debt, while other sectors borrowed U.S.$7.9 billion. However, the banking sector was a net repayer of U.S.$6.0 billion in short term debt and the other sectors borrowed only U.S.$0.5 billion. The official reserve assets increased by U.S.$0.8 billion, while the reserves of the banking sector increased by U.S.$5.2 billion in 2016. Similar to 2015, the net errors and omissions item showed a high inflow, which amounted to U.S.$11.1 billion.

In 2017, the financing needs increased due to the high growth rate recorded. Capital inflows increased to U.S.$46.7 billion. While, net foreign direct investments declined to U.S.$8.8 billion, a sharp increase in portfolio investments was observed reaching U.S.$24.5 billion, mainly stemming from bond issuances by the general government, banks and other sectors. The banking sector’s net long-term borrowings stayed on balance, while other sectors’ net long term borrowings were U.S.$0.8 billion. With respect to short-term loans, the banking sector was a net borrower of U.S.$2.0 billion and other sectors combined were a net borrower of U.S.$1.9 billion. The official reserve assets decreased by U.S.$8.2 billion while the reserves of the banking sector increased by U.S.$3.6 billion. Consequently, the net errors and omissions item showed net inflow of U.S.$0.6 billion.

In 2018, capital inflows demonstrated a significant decrease to U.S.$9.9 billion. Net foreign direct investment was U.S.$9.4 billion. The portfolio investments registered U.S.$2.9 billion outflow in this period. With respect to its sub-items, while the general government issued bonds amounting to U.S.$3.0 billion, the banking sector has realized a total net repayment of U.S.$1.0 billion. The banking sector was a net repayer of U.S.$8.7 billion in long-term debt while the other sectors was a net-borrower of U.S.$6.0 billion. The official reserve assets decreased by U.S.$10.4 billion, while the reserves of the banking sector increased by U.S.$4.0 billion in 2018. In 2018, the net errors and omissions item showed a dramatic inflow, which amounted to U.S.$17.2 billion.

INTERNATIONAL RESERVES

Total international reserves decreased to U.S.$141.8 billion in 2014, which originated from foreign currency reserves of the Central Bank and commercial banks. In 2014 and 2015, total international reserves dropped by approximately U.S.$6.1 billion and U.S.$13.8 billion, respectively, due to the fall in the foreign currency reserves of the Central Bank. In 2016, total international reserves increased by U.S.$1.5 billion and reached U.S.$129.5 billion. In 2017, total international reserves increased by U.S.$6.6 billion and reached U.S.$136.2 billion. In 2018, total international reserves decreased by U.S.$5.8 billion and reached U.S.$130.4 billion.

The following table presents the level of international reserves at the end of the years indicated:

Table 32

International Reserves (in billions of U.S. Dollars)

Years	CBRT Foreign Exchange Reserves (A)	Gold (B)	CBRT Total Reserves (C=A+B)	Banks Correspondence Accounts and Foreign Banknotes (D)	Total International Reserves (E=C+D)
2014	106.91	20.40	127.31	14.52	141.83
2015	92.93	17.61	110.53	17.52	128.05
2016	92.06	14.05	106.11	23.42	129.53
2017	84.19	23.54	107.73	28.44	136.17
2018	72.90	20.13	93.03	37.42	130.45

Source: CBRT

FINANCIAL SYSTEM

THE CENTRAL BANK

The Law on the Central Bank of Turkey (No. 1715) was enacted on June 11, 1930. The Central Bank (also referred to as the “CBRT”) was established in October 1931 and opened officially on January 1, 1932. On January 14, 1970, a new Central Bank Law No. 1211 was enacted. The goal of the new Central Bank Law was to redefine the authorities and responsibilities of the Central Bank and to enrich the monetary policy tools of the Central Bank so as to enable the Central Bank to play a more active and efficient role in the economy.

The Central Bank has the exclusive right to issue bank notes in Turkey. As the sole regulator of the volume and circulation of the national currency, the Central Bank controls the monetary supply through open market operations and by setting reserve requirements. The Central Bank’s open market operations desk maintains a portfolio of Government securities and conducts repurchases, reverse repurchases, direct sales and direct purchases. The Central Bank also regulates liquidity through the CBRT Interbank Money Market and Borsa Istanbul Repo and Reverse Repo Market. The Central Bank manages the official gold and foreign exchange reserves. The Central Bank holds foreign exchange reserves in support of a range of objectives, which include assisting the Turkish Government in meeting its foreign exchange denominated domestic and foreign debt obligations, maintaining foreign exchange liquidity against external shocks, supporting the monetary and exchange rate policies and providing confidence to the markets. The Central Bank’s foreign currency reserves consist primarily of U.S. Dollar and Euro denominated deposits and marketable securities issued by foreign governments, supra-nationals and institutions, which have an explicit government guaranty. Besides the foreign exchange market, the Central Bank oversees the domestic markets for Turkish Lira deposits, foreign currency notes and foreign currency deposits. The Central Bank also engages in lending and the granting of credits through its discount window from time to time, though it has not done so to any material extent from January 1996 to date.

The Central Bank performs the traditional functions of a central bank, including the issuance of banknotes, establishing monetary and exchange rate policy in accordance with the needs of the economy so as to maintain price stability by taking into consideration development plans and annual programs, and advising the Government regarding financial matters.

In the aftermath of the February 2001 economic crisis, a series of reforms were put into effect in 2001 and 2002, including an amendment to the Central Bank Law that provided instrument independence, accountability and transparency, declared price stability as the sole and overriding objective of monetary policy and established a Monetary Policy Committee (the “MPC”) with the responsibility of setting the inflation target together with the Government. Further, in 2002, these reforms also included the establishment of the Turkish Lira Interbank Offer Rate, which plays an important role in the pricing of credit and other financial instruments, including forward foreign exchange rates, and the commencement of a primary dealership system supported by the Central Bank.

On January 31, 2004, the Law on the Currency Unit of Turkey (Law No. 5083) was published in the Official Gazette (No. 25363). In accordance with Law No. 5083, a new currency, known as New Turkish Lira or YTL, was introduced on January 1, 2005. The conversion rate of the old Turkish Lira to the New Turkish Lira is: TL 1,000,000 = YTL 1. The subunit of the New Turkish Lira is Yeni Kurus or Ykr; 1 New Turkish Lira is equal to 100 Kurus. Turkish Lira and New Turkish Lira banknotes and coins have been in physical circulation since January 2005. However, on January 1, 2006, the old Turkish Lira banknotes were withdrawn from circulation.

Under the inflation targeting framework, the end-year inflation targets for the next three years are set with the Government during the preparation of the Medium Term Program and announced through the publication of “Monetary and Exchange Rate Policy” documents at the end of each year. The target variable is year-end inflation rates calculated by the annual percentage change of the Consumer Price Index. As part of the accountability mechanism, a symmetric uncertainty band for the inflation target is also announced. If any developments prevailed that would threaten the possibility of achieving the targets in the medium term, the Central Bank would be required to explain the reasons for the deviation from the target, to take necessary measures to ensure that inflation would revert back to the target and to inform the public of the expected duration in which inflation would converge to the target. The inflation reports have become a significant tool of the accountability mechanism. If end of quarter inflation figures breached the uncertainty band, the Central Bank would disclose the reasons for the deviation in the quarterly Inflation Report, together with the measures already taken as well as those to be taken to attain convergence to the target. The Central Bank will submit a public letter to the government if inflation falls outside the uncertainty band at the end of the year. Along with the inflation targeting regime, the Central Bank is implementing the floating exchange rate regime.

In line with its primary objective of achieving and maintaining price stability, the Central Bank continued conducting monetary policy within the framework of the inflation-targeting regime in 2013-2017. The target variable continued to be the year-end inflation rate calculated by the annual percentage change of the Consumer Price Index. The inflation target was set as 5.0% from 2013 onwards. In 2017, the target horizon of three years remained constant, which is consistent with the 2017-2019 Medium-Term Program of the

Government. The Central Bank and the Government have jointly kept the medium term inflation target at 5.0%. The accountability mechanism for the target remained unchanged. The “uncertainty band” was maintained at 2.0% in both directions for the 2013-2017 period.

MONETARY POLICY AND INFLATION

Throughout 2014, inflation was volatile and remained at high levels. Main drivers of inflation were the exchange rate pass-through, especially via core goods prices, as well as the sharp increase in food prices due to drought and other adverse weather conditions. On the other hand, plummeting oil prices and partial correction in unprocessed food prices limited the deterioration in inflation.

Due to external and internal developments that affected risk perceptions in early 2014, the Turkish Lira depreciated significantly and risk premiums increased notably. In order to contain the negative impact of these developments on inflation and macroeconomic stability, the CBRT decided at its interim MPC meeting on January 28, 2014, to deliver a strong and front-loaded monetary tightening and to simplify its operational framework. Accordingly, the marginal funding rate was raised from 7.75% to 12%, and the CBRT borrowing rate from 3.5% to 8%. Moreover, the late liquidity lending rate was increased from 10.25% to 15%. With regard to the simplification of the operational framework, the CBRT decided to provide liquidity from the one-week repo rate instead of the marginal funding rate, and the one-week repo rate was increased from 4.5% to 10%. In this sense, the CBRT ceased to implement additional monetary tightening.

Uncertainties regarding the monetary policy implementation in developed economies eased markedly in mid-2014. Favorable global liquidity conditions and increased risk appetite once again directed capital flows into emerging economies. In Turkey, the risk premium indicators recorded a notable improvement due to reduced domestic and external uncertainty. Hence, conditions that necessitated the strong and front-loaded monetary tightening of in the first quarter of 2014 improved to a large extent. In addition, due to the decline in energy prices and improvement in non-food inflation indicators in the second half of the year, the CBRT delivered gradual and measured rate cuts between April and August 2014. The late liquidity window lending rate was reduced from 15% to 13.5% in April 2014. In May and June, 2014, due to improvements in global liquidity conditions, waning uncertainties and improvements in risk premium indicators, the one-week repo rate was reduced by 50 and 75 basis points, respectively. Following these decisions, the rate on the funding through quantity auctions was lowered to 8.75%. The CBRT reduced the one-week repo rate to 8.25% and the overnight borrowing rate from 8% to 7.5% in July. Lastly, in August 2014, the marginal funding rate was reduced from 12% to 11.25% and the late liquidity window lending rate was reduced from 13.5% to 12.75% in August. While opting for moderate rate cuts, the CBRT maintained its tight monetary policy stance by keeping the yield curve nearly flat. Despite these rate cuts, the yield curve remained flat throughout 2014 since long-term rates remained at relatively low levels, which was an indication of a cautious monetary policy stance.

After the interim meeting in January 2014, in line with the decision to simplify the operational framework of the monetary policy, the CBRT continued to provide liquidity to the system mainly through one-week repo auctions. The provision of the CBRT funding mostly by one-week repo auctions led the average CBRT funding rate to hover around the weekly funding rate. Therefore, moderate rate cuts delivered due to waning domestic and external uncertainties after April 2014 were also reflected in the average funding rate. In September 2014, in view of the heightened geopolitical tensions and the financial market volatility, the tight monetary policy stance was invigorated by a tight liquidity policy. Thus, the Borsa Istanbul overnight repo rates that hovered around the one-week repo auction rate in July and August settled close to the upper end of the interest rate corridor.

In November 2014, in order to encourage prudent borrowing, the CBRT announced an increase in the FX reserve requirement ratios on the non-core liabilities of banks and finance corporations. The increase in FX reserve requirement ratios are structured in a way to promote longer-term borrowing. Moreover, to foster core liabilities, the CBRT announced in October 2014, that it will start to remunerate the Turkish Lira component of required reserves of financial institutions with higher core liability ratios (ratio of deposits and equity to loans) than the sector average, at a higher rate, provided they do not worsen their situation. These measures aim to further strengthen the structure of the banking sector, with the goal of increasing financial stability and spurring balanced growth and domestic savings.

The macro-prudential measures and the tight monetary stance led to a notable improvement in the core inflation trend during the second half of 2014. However, elevated food prices and the delayed effects of exchange rates caused inflation to hover significantly above the target throughout the whole year. Although a decline was recorded in the last quarter, annual CPI inflation was above the uncertainty band around the inflation target by the end of 2014. Annual consumer inflation increased to 8.17% at the end of 2014, a rise of 0.8% compared to 2013. The underlying inflation trend in seasonally adjusted terms followed a downward path during the second half of 2014, despite the high levels of core inflation indicators throughout the year; inflation in core goods and services also decreased.

In the first quarter of 2015, core inflation saw a major improvement but elevated food inflation curbed a fall in annual inflation. After pulling inflation down notably in the fourth quarter of 2014, oil prices started to rise in February, and consequently the positive impact of the energy prices on inflation was restrained. The cautious monetary policy along with prudent fiscal and macroprudential policies had a favorable impact on core inflation indicators. In the first quarter of 2015, the CBRT implemented measured policy rate cuts and maintained its cautious monetary policy stance by employing a tight liquidity policy. In view of the improved core inflation indicators, the CBRT lowered the 1-week repo auction rate from 8.25% to 7.75% in January and 7.5% in February. Overnight borrowing and lending rates were lowered by 25 and 50 basis points respectively in February. Rate cuts were kept modest in January and February due to ongoing global uncertainty, volatility in energy prices, rising domestic food prices and relatively high levels of inflation expectations.

Due to the uncertainty over global markets and the volatility in food and energy prices, the CBRT maintained its cautious monetary policy stance in the second quarter of 2015. In this period, the CBRT kept interest rates unchanged, but continued with its tight liquidity policy to contain risks to core goods inflation and inflation expectations.

In the third quarter of 2015, annual consumer inflation posted an increase due to food prices and exchange rate developments. Annual core goods inflation increased because of the cumulative depreciation in the Turkish Lira. Meanwhile, exchange rate developments had a limited effect on energy prices due to the decline in oil prices.

In the fourth quarter of 2015, consumer price inflation increased to 8.81%, exceeding the uncertainty band around the year-end inflation target. Unprocessed food prices were the main drivers of this rise in annual inflation. The lagged effects of Turkish Lira depreciation were particularly evident through core goods (goods excluding food, energy, gold and alcohol-tobacco products), inflation of which increased by 2.3% to 10.2% during this period. However, the continued fall of import prices limited the rise in CPI inflation in the fourth quarter.

The CBRT maintained its tight monetary policy and liquidity stance throughout 2015. Accordingly, the one-week repo rate, the overnight lending rate and the overnight borrowing rate were kept unchanged during the last quarter of 2015.

Moreover, during 2015, reserve requirement ratios of FX denominated liabilities were revised in order to support financial stability and encourage the extension of maturities of non-core liabilities. Reserve option tranches and coefficients were also amended. U.S. Dollars denominated required reserves, reserve options and free reserves held at the CBRT have started to be remunerated since May 2015, and the remuneration rates of TL required reserves were gradually raised.

Annual consumer inflation remained volatile across 2016 on the back of food inflation and reached to 8.5% by the end of 2016, overshooting the uncertainty band. Core inflation indicators posted a notable decline through the year but returned to an uptrend in December due to exchange rate developments in the final quarter. Weak economic activity prevented core inflation from deteriorating further. The breach of the uncertainty band around the inflation target was due largely to the TL depreciation as well as to the minimum wage adjustment and tax adjustments. In 2016, import prices, particularly oil prices, provided less support for inflation than in 2015. Annual energy inflation soared in the fourth quarter amid climbing exchange rates and oil prices and readjusted fuel taxes. Real unit wages made an increased contribution to inflation compared to 2015, the pass-through effects of which were more evident in labor-intensive sectors. The underlying trend of core goods inflation strengthened in the final quarter amid the Turkish Lira depreciation.

The CBRT’s policy stance remained tight against the inflation outlook, stabilizing against the foreign exchange liquidity and accommodative against financial stability in 2016. In the first quarter of 2016, slight alleviation of the volatility in global markets accompanied by the active use of policy tools, the tight liquidity policy and prudent macroprudential policy stance reduced the need for a wide interest rate corridor. In the March-September period of 2016, the decline in inflationist pressures, tightness in financial conditions and the moderate course of global financial markets facilitated the CBRT to implement simplification in the interest rate corridor policy. Accordingly, the upper bound of the corridor was lowered by 250 basis points through measured and cautious steps in the March–September period of 2016.

Persisting uncertainties surrounding global economic policies and the upward revision of the US policy-rate expectations caused fluctuations in financial markets and the exchange rate. To curtail the effects of these developments on inflation expectations and the pricing behavior, the CBRT implemented monetary tightening in November. Accordingly, the one-week repo rate and the CBRT overnight lending rate were raised by 50 and 25 basis points, respectively.

The CBRT adopted a series of liquidity measures to contain spillovers from the mid-July turbulence into financial markets and to enable the smooth functioning of markets. Accordingly, Turkish Lira deposit transactions were allowed to provide unlimited liquidity and the commission for the intraday liquidity facility was lowered to 0. Additionally, to inject Turkish Lira liquidity, banks were allowed to place limitless foreign exchange deposits as collateral. The flexibility of collateral management offered to banks through this facility bolstered banks’ liquidity management programs and contributed to the decline in off-balance sheet FX positions. Moreover, the composition of the set of securities pledged as collateral against the CBRT’s Turkish Lira liquidity facilities was also changed. As the need for the limitless collateral FX deposit facility abated in time due to the liquidity measures in place, the CBRT reinstated the use of upper limits on collateral FX deposits as of November 11, 2016.

Regarding reserve requirements, the CBRT made several amendments during 2016. As deposits/participation funds obtained from banks abroad were regarded as non-core liabilities, these liabilities became subject to the RR ratios of non-deposit liabilities in February 2016. CBRT provided Turkish Lira and FX liquidity to the financial system by changing Turkish Lira and FX reserve requirement ratios, reserve option coefficients for FX and gold facility in August, September and November 2016. In order to provide more flexibility to financial institutions and banks, the upper limit of FX reserve requirements that can be maintained as average accounts (not blocked accounts) has been increased to 4 points from 3 points in October 2016. In order to bring out residents’ gold into the economy and to increase foreign exchange reserves, CBRT introduced a new gold maintenance facility of 5 percent under ROM, in which only wrought or scrap gold collected by banks from residents were accepted in October 2016.

At the start of 2017, the CBRT delivered a significant monetary tightening in order to curtail the deterioration in the inflation outlook. To this end, the CBRT raised its overnight lending rate to 9.25% from 8.5 percent and its Late Liquidity Window (“LLW”) lending rate to 11% from 10%. A variety of liquidity measures were also introduced in order to counter the adverse impact that the heightened volatility in the foreign exchange market might have on price stability and financial stability. The CBRT ceased to conduct its one-week repo auctions on January 12, 2017, limited the amount of funding supplied via the Borsa Istanbul Repo/Reverse Repo Market, gradually reduced the borrowing limits assigned to banks taking part in the CBRT Interbank Money Market (reaching zero by the end of the year), and provided an increasingly greater portion of the system’s funding needs through the LLW. Moreover, foreign exchange reserve requirement ratios were reduced to provide additional liquidity to the financial system. Also, the remuneration rate of Turkish Lira reserves was changed to 400 basis points less of interest rate of one week repo.

By March, however, the cost-push pressures exerted by the cumulative depreciation of the Turkish Lira were fueling a palpable rise in inflation notwithstanding the moderately positive trends in economic activity. It was anticipated that inflation would continue to rise in the short-term owing to the base effect in unprocessed food prices. In view of these developments, at the March MPC meeting, the CBRT raised its LLW lending rate to 11.75% from 11.0%.

In view of the elevated level of inflation and risks to the pricing behavior due to the lagged effects of Turkish Lira depreciation, the rise in import prices, and the increase in food prices, in April, the CBRT opted to further strengthen its monetary tightening. The LLW lending rate was increased to 12.25% from 11.75%.

Backed by accommodative incentives and measures taken in the first half of 2017 to alleviate inflationary pressures stemming from the worsening exchange rate, Turkey’s economic activity grew stronger. Nevertheless, high levels of inflation and inflation expectations as well as developments in the core inflation outlook continued to pose risks to pricing behavior. Therefore, the CBRT maintained its tight monetary policy stance in June and July while it gradually strengthened the level of monetary policy prudence through its communication in September and October.

In November 2017, the CBRT’s weighted average funding rate settled at 12.25%, identical to its LLW rate. Regarding ROM, the CBRT lowered the upper limit of the FX facility to 55% from 60%, thereby providing the banking system with additional foreign currency liquidity. The CBRT also announced that export rediscount credit borrowers would be allowed to repay their obligations in Turkish Liras converted at a fixed rate. On November 20, 2017, the CBRT began conducting Turkish Lira Settled Forward Foreign Exchange Auctions in order to effectively manage the real sector’s exchange rate risks and counteract any excessive volatility that might take place in exchange rates. In December 2017, the CBRT raised the LLW lending rate to 12.75% from 12.25%.

Throughout 2017, the CBRT strengthened monetary tightening gradually to contain the worsening in the inflation outlook. Since the tightening cycle started in November 2016, the average cost of funding provided by the CBRT has been raised by -460 bps as of the end of 2017 to 12.8%. As of the end of December 2017, 1-year and 2-year ahead inflation expectations rose by 143 bps to 9.3% and 120 bps to 8.5%, respectively, falling short of the rise in the average cost of funding in the November 2016-December 2017 period.

In January 2018, the Central Bank released the first-quarter inflation report. The Central Bank revised its inflation forecast for 2018 from 7.0% to 7.9% and for 2019 from 6.0% to 6.5%. The Central Bank stated that the inflation outlook deteriorated in the fourth quarter of 2017 due to rising food prices as well as mounting cost pressures driven by exchange rates and commodity prices. It stated that the elevated levels of inflation and inflation expectations continue to pose risks to pricing behavior. The Central Bank noted that medium-term inflation expectations have not displayed any improvement, yet indicated that upside risks to inflation posed both by wage adjustments and pricing behavior persist. The Central Bank also noted that these risks may hinder expected improvement of the inflation outlook in early 2018. In April 2018, the Central Bank released the second-quarter inflation report. The Central Bank revised its inflation forecast for 2018 from 7.9% to 8.4% and kept 2019 unchanged at 6.5%. The Central Bank stated that the annual consumer inflation is projected to fluctuate in the short term due to the lagged effects of exchange rate and oil price developments as well as base effects, while risks are judged to be on the upside. On July 24, 2018, the MPC evaluated the medium-term inflation forecasts for the July Inflation Report. Accordingly, inflation projections were revised as follows: 13.4% at the end of 2018, 9.3% at the end of 2019, 6.7% at the end of 2020 and stabilizing around 5.0% over the medium term. The MPC kept the policy rate unchanged and stated that it will monitor pricing behavior, developments in global risk appetite, the contribution of fiscal policy to the rebalancing, and the lagged effects of the monetary policy closely in the coming period. In addition, the MPC noted that it will review the monetary policy stance if these factors deviate from the baseline scenario, depending on the change in the inflation outlook. In its October 2018 Inflation Report, the Central Bank revised its inflation forecast for 2018 to 23.5% compared to 13.4% in July 2018. According to the Central Bank, the bulk of this increase stemmed from the depreciation of exchange rates, the changes in pass-through from exchange rates to inflation in the third quarter and the increases in energy prices excluding fuel oil that remained above the assumptions of the previous report.

On April 25, 2018, the MPC held a meeting at which it kept the one-week repo auction rate at 8.00%, the overnight borrowing interest rate at 7.25% and the marginal funding rate at 9.25%. However, the MPC increased the late liquidity window overnight lending rate from 12.75% to 13.5%. The MPC stated that recently released data indicated that economic activity maintains its strength, domestic demand continues to expand and external demand contributes positively to exports. The MPC also noted that current elevated levels of inflation and inflation expectations continue to pose risks on pricing behavior and that upside movements in import prices have increased such risks. Accordingly, the MPC decided to implement a measured monetary tightening to support price stability. The MPC also stated that the Central Bank will continue to use all available instruments in pursuit of the price stability objective. The MPC indicated that tight stance in monetary policy will be maintained decisively until inflation outlook displays a significant improvement, independent of base effects and temporary factors, and becomes consistent with the targets. The MPC further stated that inflation expectations, pricing behavior and other factors affecting inflation will be closely monitored and, if needed, further monetary tightening will be delivered.

On May 7, 2018, the Central Bank decreased the upper limit for the foreign exchange maintenance facility within the reserve options mechanism from 55% to 45%. The Central Bank increased the daily amount of Foreign Exchange Deposits against Turkish Lira Deposits auctions from U.S.$1.25 billion to U.S.$1.5 billion on May 9, 2018. Throughout 2018, the auction amount was reduced to U.S.$500 million from U.S.$1.5 billion, the highest level in 2018.

On May 23, 2018, the MPC raised the late liquidity window overnight lending rate from 13.5% to 16.5%. The MPC stated that the recent unhealthy price formations in the markets and the ongoing increase in inflation expectations continue to pose risks to pricing behavior. Against this background, the MPC decided to implement a strong monetary tightening to support price stability. At the meeting, the MPC also agreed to simplify the operational framework in order to enhance the predictability of monetary policy and strengthen the transmission mechanism.

On May 25, 2018, considering the developments in the market and high volatility in exchange rates, it was decided that the repayments of rediscount credits for export and foreign exchange earning services that were extended before May 25, 2018, which would be due by July 31, 2018, could be made in Turkish Lira provided that they were paid at maturity.

On May 28, 2018, the Central Bank decided to complete the simplification process regarding the operational framework of the monetary policy by making the one-week repo rate the policy rate which will be equal to the current funding rate (16.50%). The Central Bank also stated that overnight borrowing and lending rates would be determined at 150 basis points below/above the one-week repo rate. The new operational framework took effect on June 1, 2018. On June 7, 2018, the MPC held a meeting during which it raised the policy rate (one week repo auction rate) from 16.5% to 17.75%. The MPC stated that with the strong policy response at the interim meeting on May 23, 2018 and the simplified operational framework, it has partially restrained the domestic financial market volatility. The MPC also noted that the current elevated levels of inflation and inflation expectations continue to pose risks on pricing behavior. Accordingly, the MPC decided to further strengthen the monetary tightening in June to support price stability.

In June and September 2018, the remuneration rate of TL reserve requirements was increased.

On August 6, 2018, the Central Bank lowered the upper limit for the foreign exchange maintenance facility within reserve options mechanism from 45% to 40% in order to provide FX liquidity to banks. On August 13, 2018, the Central Bank introduced Turkish Lira and foreign exchange liquidity management measures in order to support financial stability and sustain the effective functioning of markets. Within the framework of intraday and overnight standing facilities, the Central Bank stated that it would provide all the liquidity the banks needed. The Central Bank also stated that the discount rates for collaterals against Turkish Lira transactions would be revised based on type and maturity, thus providing banks with flexibility in their collateral management. Collateral FX deposit limits for Turkish Lira transactions of banks have also been raised. Foreign exchange liquidity management measures include option to borrow foreign exchange deposits in one-month maturity and if deemed necessary increase in foreign exchange deposit limits.

Moreover, to support effective functioning of financial markets and flexibility of the banks in their liquidity management, Turkish Lira and FX reserve requirement ratios have been reduced.

On August 13, 2018, the Central Bank introduced Turkish Lira and foreign exchange liquidity management measures in order to support financial stability and sustain the effective functioning of markets. The Central Bank stated in the framework of intraday and overnight standing facilities that it would start to provide all the liquidity the banks needed. The Central Bank stated that Turkish Lira liquidity management measures include revision of discount rates for collaterals against Turkish Lira transactions based on type and maturity and increase in foreign exchange collateral deposit limits for Turkish Lira transactions of banks from €7.2 billion to €20 billion. Foreign exchange liquidity management measures include option to borrow foreign exchange deposits in one-month maturity and if deemed necessary increase in foreign exchange deposit limits. Moreover, to support effective functioning of financial markets and flexibility of the banks in their liquidity management, Turkish Lira and FX reserve requirement ratios were reduced, average maintenance facility for FX liabilities was raised from 4% to 8% and, in addition to U.S. Dollars, maintenance in terms of Euro was allowed under ROM FX maintenance facility.

On August 15, 2018, the Banking Regulation and Supervision Agency (the “BRSA”) announced that total notional principle amount of banks’ currency swaps and other similar products (spot and forward foreign currency transactions) with foreign counterparties where at the initial date local banks pay TRY and receive foreign currency, cannot exceed 50% of the bank’s most recently calculated regulatory capital. The limit was reduced to 25% by the BRSA on August 15, 2018. On August 17, 2018, the BRSA announced that in addition to the swap transactions, forward, option and other similar derivative transactions of banks (other than swaps), which local banks carry out to receive TRY at the maturity date, have also been included within the scope of the limitation set forth above. A BRSA announcement made on September 8, 2018 provided an exception and took the transactions of banks with their foreign subsidiaries out of the restriction, on the condition that such subsidiaries are credit or financial entities subject to consolidation with Turkish banks. On September 17, 2018, the BRSA announced that transactions with a maturity of “90 to 360 days” shall be weighted 75% and transactions with a maturity of “360 days and over” shall be weighted 50% in the calculation of the transactions included within the 25% limit.

On August 17, 2018, the Central Bank signed a swap agreement with Qatar Central Bank over Turkish Lira and Qatari Riyal and concluded with an overall limit of U.S.$3 billion. On August 29, 2018, the Central Bank decided that the banks’ borrowing limits for overnight transactions at the Interbank Money Market would be reinstated at twice the limits applicable before August 13, 2018.

On August 31, 2018, the Central Bank announced that in addition to the Turkish Lira-settled forward foreign exchange sale auctions held at the Central Bank, transactions will also be conducted at the Derivatives Market operating under Borsa İstanbul to contribute to the effective functioning of foreign exchange markets. The Central Bank also announced that Turkish Lira currency swap market has been opened at the Central Bank to increase the efficiency in Turkish Lira and foreign exchange liquidity management. The Central Bank noted that the transactions would be conducted via quotation method with banks authorized in the Foreign Exchange and Banknotes Market within their pre-determined limits. On October 31, 2018, the Central Bank announced that such transactions would start on November 1, 2018 and that the banks’ limits would be 10% of their pre-determined Foreign Exchange and Banknotes Market transaction limits.

On September 3, 2018, the Central Bank stated that recent developments regarding the inflation outlook indicated significant risks to price stability and that it would take the necessary actions to support price stability. Accordingly, monetary stance would be adjusted at the September Monetary Policy Committee Meeting in view of the latest developments.

On September 13, 2018, the MPC decided to increase the policy rate from 17.75% to 24.00%. The MPC reiterated that tight stance in monetary policy would be maintained decisively until inflation outlook displays a significant improvement. The MPC added that inflation expectations, pricing behavior, lagged impact of recent monetary policy decisions, contribution of fiscal policy to rebalancing process, and other factors affecting inflation would be closely monitored and, if needed, further monetary tightening would be delivered. In addition, it was announced that one-week repo auctions, which were suspended as of August 13, 2018, resumed as of September 14, 2018.

On September 13, 2018, Decree No. 32 Regarding Protection of the Value of Turkish Currency was amended by the Presidential Decree No. 85. The amendment requires that the transaction value and other payment obligations arising from certain types of transactions, conducted between Turkish residents, are prohibited from being in a foreign currency or to be indexed to a foreign currency. These types of transactions are (i) sale and purchase of moveable properties and real estate, (ii) all kinds of leasing of moveable properties and real estate including vehicles and financial leasing, (iii) employment, (iv) service and (v) construction. The amendment stipulates that foreign currency values in the transactions executed before the enactment of the Presidential Decree shall be re-determined in Turkish Lira by their parties within 30 days from September 13, 2018. The Ministry of Treasury and Finance is authorized by the Presidential Decree to determine certain exceptions. On October 6, 2018, Communique No. 2018-32/51, which amends the Communique in relation to Decree No. 32 Regarding the Protection of the Value of Turkish Currency, was published in the Official Gazette. Communique No. 2018-32/51 specifies the scope of the restrictions and sets out certain exceptions that will allow payment obligations in business agreements to be made in foreign currencies or indexed to foreign currencies. On November 16, 2018, Communique No. 2018-32/52, which amended the scope of the exceptions, was published in the Official Gazette.

On October 25, 2018, the MPC decided to keep the policy rate constant at 24%. The MPC stated that recent developments regarding the inflation outlook point to significant risks to price stability and that price increases have shown a generalized pattern across subsectors, reflecting the movements in exchange rates. The MPC also stated that tight stance in monetary policy will be maintained until the inflation outlook displays a significant improvement. Within the framework of simplifying collateral conditions, collaterals maintained by banks for TL and FX markets within CBRT is combined. As of November 30, 2018, the transition to the common collateral system has been completed. Besides the collateral conditions were eased during the year such as discount rates were reduced and the acceptable collateral set was widened.

On December 13, 2018, the MPC decided to keep the policy rate constant at 24% by stating that while developments in import prices and domestic demand conditions have led to some improvement in the inflation outlook, risks on price stability continue to prevail. Accordingly, the MPC has decided to maintain the tight monetary policy stance until the inflation outlook displays a significant improvement.

Table 33

Selected Central Bank Balance Sheet Data (in millions of Turkish Lira)	2014	2015	2016	2017	2018
ASSET	281,900.3	293,215.1	345,423.1	396,221.9	461,204.1
Foreign Assets	299,420.5	326,661.2	381,040.5	436,818.8	506,864.0
Domestic Assets	5,336.8	-794.4	18,227.6	16,415.1	-655.2
Cash Operations	—	—	—	—	—
FX Revaluation Account	-22,857.0	-32,651.7	-53,845.0	-57,012.0	-45,004.7
IMF Emergency Assistance	—	—	—	—	—
LIABILITY	281,900.3	293,215.1	345,423.1	396,221.9	461,204.1
Total Foreign Liabilities	207,749.8	244,145.4	260,927.5	299,700.7	347,210.6
Liabilities to Non-Residents	10,778.9	9,711.8	9,964.4	9,135.3	21,738.6
Liabilities to Residents	196,970.9	234,433.6	250,963.1	290,565.4	325,471.9
Central Bank Money	74,150.5	49,069.8	84,495.6	96,521.2	113,993.6
Reserve Money	107,221.1	122,349.9	167,984.2	174,101.7	192,199.5
Currency Issued	85,118.2	103,042.6	122,959.9	131,457.7	132,261.7
Deposits of Banking Sector	21,595.0	18,799.1	44,343.7	41,961.4	59,329.2
Extra Budgetary Funds	203.3	142.7	171.9	172.4	210.5
Deposits of Non-Banking Sector	304.5	365.5	508.6	510.3	398.0
Other Central Bank Money	-33,070.5	-73,280.2	-83,488.6	-77,580.5	-78,205.9
Open Market Operations	-46,421.9	-95,448.6	-95,505.5	-117,744.4	-95,699.7
Deposits of Public Sector	13,351.3	22,168.4	12,017.0	40,163.9	17,493.7

Source: CBRT

The following table presents key monetary aggregates for the dates indicated:

Table 34

(in millions of Turkish Lira)	2014	2015	2016	2017	2018
M1	258,293.54	311,646.9	382,725.30	450,620.43	509,725.40
M2	1,015,896.40	1,189,494.06	1,406,871.44	1,628,019.07	1,939,048.10
M3 (M2 + funds received from repo transactions + money market funds + debt securities issued with maturity of less than 2 years)	1,060,143.20	1,232,282.90	1,452,354.90	1,686,380.04	1,994,742.11

M1 = Currency in circulation + Demand deposits (TRY, FX)

M2 = M1 + Time deposits (TRY, FX)

Source: CBRT

The following table presents the discount rates of the Central Bank for the dates indicated:

Table 35

Discount Rates

Year	Discount Rates
2014	9.00%
2015	9.00%
2016	8.75%
2017	8.75%
2018	18.50%

Source: CBRT

BANKING SYSTEM

The Turkish banking system is currently regulated and supervised by the Banking Regulation and Supervision Agency (the “BRSA”), which is an independent public entity with administrative and financial autonomy that has supervised banks and certain other financial institutions since August 31, 2000. The BRSA, whose administrative body is the Banking Regulation and Supervision Board (“BRSB”), was established under the Law No. 4389, as amended by the current Banking Law (Law No. 5411). The Banking Act (Law No. 5411) was prepared in accordance with EU directives and international principles and standards and published in the Official Gazette dated November 1, 2005 (No. 25983).

The Savings Deposit Insurance Fund (“SDIF”) is a public legal entity with independent authority and duty to insure savings deposits and resolve instances where the BRSA intervenes in banks through the transfer or merger of these banks with another bank, the transfer of its shares to third parties, or liquidation. The duties and powers of SDIF are currently regulated by the Banking Law.

As of the end of 2018, 52 banks were operating in Turkey, including 13 investment and development banks, 5 participation banks, and 34 commercial banks, of which 3 were state banks, 8 were private banks, 21 were foreign banks and 2 were SDIF banks. The share of local private banks and foreign banks in terms of asset size, stood at 33.9% and 27.4%, respectively, decreased from 2017 year-end figures of 36.0% and 28.0%, respectively. During that period, the share of state banks increased from 36.0% to 38.6%.

In May 2018, Bank of China Turkey officially began its banking operations.

As of July 27, 2018, the reserve requirement ratios (the “RRRs”) for foreign exchange denominated liabilities other than deposits/participation funds of banks and financing companies decreased by 400 basis points for maturity brackets up to 3 years (including 3 years). As of July 27, 2018, the RRRs for domestic currency denominated liabilities of banks and financing companies decreased by 250 basis point for all maturity brackets. There were no further changes in RRRs in 2018.

Total assets of the Turkish banking system decreased by 15.2%, reaching U.S.$732.3 billion in 2018 (down from U.S.$863.7 billion in 2017). The total loan portfolio decreased by 18.5% to U.S.$453.4 billion in 2018 from U.S.$556.3 billion in 2017. The share of loans in total assets dropped from 64.4% to 61.9%. Gross non-performing loans, which amounted to U.S.$17 billion in 2017 year-end, increased to U.S.$18.3 billion in 2018. The non-performing loan ratio started to increase slightly in 2018 from 3.0% in 2017 to 3.9% in 2018. The amount of specific provisions set aside for these loans was U.S.$12.5 billion and the provisioning rate was 68.3%, as of 2018 year-end. The decrease in specific provisions in 2018 is mainly because of the implementations of IFRS9. The total value of the securities portfolios was U.S.$90.5 billion in 2018.

Table 36

Main Figures of Banking Sector* (in billions U.S. Dollars)	2014	2015	2016	2017	2018
Total Assets	857.1	807.9	776.0	863.7	732.3
Loans	533.2	508.9	492.8	556.3	453.4
Securities Portfolio	129.9	113.0	99.9	106.5	90.5
Deposits	452.4	426.8	413.1	453.6	385.5
Own Funds	99.7	89.9	85.3	95.1	79.9

*	Includes the data of participation banks.

Source: BRSA

Both supply and demand driven factors are determinants of the slowdown in bank loans. The significant factors affecting the reduction in loan demand could be the following: the slowdown in economic activity and investment demand, as well as the rise in loan rates. There have also been supply side factors like the rise in domestic and foreign funding costs and tightened credit conditions due to economic activity and credit risk.

Another factor pushing down credit growth is the base effect generated by the increased credit volume owing to the Treasury-guaranteed KGF loans in 2017.

The credit quality of the banking sector is expected to be influenced by financing costs that will be affected by exchange rates, interest rates, and the course of the economic activity.

Table 37

Share of Main Figures by Bank Groups

		LOANS					TOTAL ASSETS					DEPOSITS					OWN FUNDS
% Shares	2014-12	2015-12	2016-12	2017-12	2018-12	2014-12	2015-12	2016-12	2017-12	2018-12	2014-12	2015-12	2016-12	2017-12	2018-12	2014-12	2015-12	2016-12	2017-12	2018-12

Commercial Banks	90.2	90.1	89.8	89.1	87.2	90.4	90.2	89.8	89.6	87.9	93.8	94	94.4	93.9	93.3	86.4	86.7	87.2	87.5	87
-State Owned	27.4	28.8	30.3	31.9	34.4	28.2	28.6	29.4	31	32.3	30.4	31.1	31.3	33.2	33.9	25.8	25.8	26.3	26.7	27.2
-Private	48.4	36.4	35.5	34	31	47.7	36.1	35.5	34.7	32.5	48.3	37.4	38	36.7	35.3	47.6	35.8	35.3	35.9	35.1
-Foreign	14.4	25	24	23.1	21.8	14.6	25.6	24.9	23.9	23.1	15.1	25.5	25	24	24.1	13	25.1	25.6	24.9	24.6
Participation Banks	5.2	4.9	4.4	4.7	4.7	5.2	5.1	4.9	4.9	5.3	6.2	6	5.6	6.1	6.7	4.2	4.1	3.8	3.8	4
Inv.& Dev. Banks	4.7	5	5.8	6.3	8.1	4.2	4.5	5.2	5.4	6.7	0	0	0	0	0	9.1	8.9	8.8	8.5	8.8
SDIF	0	0	0	0	0	0.1	0.1	0.1	0.1	0.1	0	0	0	0	0	0.3	0.2	0.2	0.2	0.2
TOTAL	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100

Source: BRSA

Table 38

Main Indicators of Turkish Banking Sector

(%)	2014-12	2015-12	2016-12	2017-12	2018-12
1 NPL RATIO*	2.9	3.1	3.2	3.0	3.9
2 CAPITAL ADEQUACY RATIO	16.3	15.6	15.6	16.8	17.3
3 LOAN TO DEPOSIT RATIO*	121.6	123.4	123.6	126.6	113.0
4 RETURN ON ASSETS	1.3	1.2	1.5	1.6	1.4
5 RETURN ON EQUITY	12.2	11.3	14.3	15.9	14.8
6 NET INTEREST MARGIN	3.5	3.5	3.6	3.8	3.9
7 TOTAL ASSETS / GDP	114.1	100.9	109.8	104.9	108.1
8 LEVERAGE RATIO	8.3	7.9	7.7	7.7	7.9

*	Leasing receivables and non-performing loans included in total loans.

Source: BRSA

The Turkish banking system had a capital adequacy ratio of 17.3% and a relatively low non-performing loan ratio of 3.90% as of December 2018. The loan to deposit ratio of the banking sector was 113%.

Main indicators of Turkish banking sector demonstrate that the Turkish banking sector has strong fundamentals with its independent regulatory and supervisory authority, careful consideration for banking licenses, compliance with international standards, risk-based supervision, capital adequacy ratio (which is well above the regulatory level), liquidity regulations and BRSA approval for profit distribution.

The universal banking system in Turkey allows commercial banks to engage in banking and other financial services. Three of the commercial banks in Turkey are state-owned banks. The major commercial banks are internationally recognized institutions with nationwide branch networks and deposit bases. Banks are permitted to deal in foreign exchange and to borrow and lend in foreign currency.

State Banks

The non-performing loans portfolio of the three deposit-taking state banks was U.S.$4.9 billion as of December 2018. The provision set aside for these non-performing loans was U.S.$1.7 billion in 2018. The non-performing loan ratio of state banks has increased from 2.7% in 2017 to 3.0% in 2018. The shareholders’ equity of these banks was U.S.$21.8 billion in 2018.

SDIF Banks

SDIF has taken over 26 private banks since 1994. Of these 26 banks, banking operating licenses of 6 banks were revoked and bankruptcy orders were issued for these banks and the management and control of 21 other banks were transferred to SDIF along with the shareholders rights except dividends. SDIF banks were subject to an intensive financial and operational restructuring process following their takeover. SDIF continues to carry out liquidation, resolution and recovery processes for the banks transferred to SDIF along with shareholders rights except dividends, and the banks with revoked operating licenses and bankruptcy orders.

As of December 31, 2018, the total cost of financial restructuring and repayment of insured deposits amounted to U.S.$31.2 billion for 26 banks. Of this amount, U.S.$27.2 billion was obtained from public sector resources (the Undersecretariat of Treasury and the CBRT), and U.S.$4.2 billion from private sector resources (i.e., from SDIF’s own resources). A considerable portion of SDIF’s income comes from insurance premiums collected from banks. Cash penalties, collections, income generated from bank sales and deposits which have been subject to prescription constitute other sources of income for SDIF. As part of the resolution operations, of the amount of U.S.$27.2 billion obtained from public sector resources, U.S.$13.8 billion was repaid to the Undersecretariat of Treasury and the CBRT as of December 31, 2018 and SDIF will continue to repay the remaining amount.

Recovery Activities

As a result of the proceedings carried out with powers entrusted to SDIF by Banking Law and Act No. 6183 on Procedures for Collection of Public Receivables, SDIF made significant progress in the collection of public receivables. The total amount of collections made as a result of resolution operations reached U.S.$22.8 billion as of December 31, 2018. Of this amount, U.S.$39,53 million was collected in 2018, with U.S.$24,29 million collected from non-performing receivables, U.S.$2.87 million collected from subsidiaries, real estate and movables, U.S.$2.22 million collected from deposit collections, U.S.$0.66 million collected from other miscellaneous collection transaction and U.S.$9.49 million collected from Banks under the management of SDIF.

Collection of Non-Performing Receivables

As a part of resolution of banks transferred to SDIF, a total of 208,106 files of receivables worth TL 8.83 billion were transferred and assigned from the relevant banks and through other firms as of the end of 2018. The net amount of collections (after deducting refunds, payments, et cetera from collections and adding collections in kind made from debtors) from non-performing loans of SDIF in 2018 totaled U.S.$23.33 million.

Receivables from Bank Majority Shareholders

SDIF collects receivables acquired from majority shareholders and those stemming from misuse of bank resources by majority shareholders via proceedings under Law No. 2004 and Law No. 6183, and protocols, which are agreements relating to payment of debts, or Financial Restructuring Agreements (“FRAs”) signed with majority shareholders or by exercising the authority entrusted by the Banking Law.

SDIF has completed deals with bank majority shareholders relating to loans and terms of refunds, and has made substantial progress in collecting public receivables. If a bank majority shareholder does not fulfill its obligations, including not making payments as required by the protocols, SDIF is entitled to exercise its legal rights under any protocol or FRA.

Status of Certain Majority Shareholders

Total amounts expected to be collected from bank majority shareholders in resolution/liquidation processes can vary due to a number of factors, such as existing protocol and repayment agreements, ongoing lawsuits and legal proceedings against bank majority shareholders, and additional liabilities of such bank majority shareholders. However, based on a 5-year projection study conducted by SDIF, which is updated on an annual basis, SDIF anticipated collecting an additional U.S.$500 million as of December 31, 2018 via recovery activities.

Çukurova Group: A total of U.S.$1.12 million was collected from the Çukurova Group in 2018 and the total sum of collections from the Çukurova Group amounted to U.S.$2,400 million as of December 31, 2018.

Bayindir Group—Bayindirbank: On December 27, 2012, SDIF announced a default by Bayindir Group on certain provisions of the Financial Restructuring Agreement signed on October 25, 2002, among Bayindir Group, SDIF, and 16 other creditor banks and finance institutions. The total sum of collections from Bayindir Group amounted to U.S.$81.54 million as of December 31, 2018.

Caglar Group: The total amount of collections from the Caglar Group amounted to U.S.$599.47 million as of December 31, 2018.

EGS Group: The follow-up and collection process is still in progress in accordance with the protocol signed with EGS Group on June 8, 2011. SDIF collected nearly U.S.$1,48 million from EGS Group in 2018 and the total amount of collections reached U.S.$116.90 million as of December 31, 2018.

Balkaner Group: The legal follow up process and collections associated with third parties and companies, to which Ali Avni Balkaner, the majority shareholder of the Yurtbank, transferred the Bank’s resources, are still in progress. In 2018, U.S.$800.18 thousand was collected from Balkaner Group and its affiliated third parties. According to the protocols signed between Tekmar Group and SDIF; as a result of the Tekmar Group’s bailment debts to Balkaner companies, Tekmar Group has paid the last debt installment to SDIF on December 16, 2018. In 2018, a total amount of U.S.$763 thousand was collected from Tekmar Group.

The total sum of collections from the Balkaner Group reached U.S.$333.15 million as of December 31, 2018.

Uzan Group—Imar Bank: In accordance with the provisions of Law No. 6183 and the provisions of Article 15 of Banking Law No. 4389 abolished and amended by Law No. 5354, SDIF continued to track and collect goods, rights and assets seized in line with the provisions of Law No. 6183. The gross collection from the Imar Bankasi reached U.S.$7.61 billion as of December 31, 2018. Of this amount, a total of U.S.$6.56 billion was transferred to third parties, public institutions and organizations in accordance with the Law on Amendment for Banking Law No.5472 amended by clause 5 of Article 134 of Banking Law No. 5411, and provisions of provisional Article 24. In addition, U.S.$40.41 million in collection tracked in apportioned accounts will be apportioned in accordance with the priority lists to be formed upon the conclusion of the lawsuit subject to various appeals. U.S.$487.80 thousand was collected from Uzan Group in 2018. The total amount of net collections amounted to U.S.$1.01 billion as of December 31, 2018.

Erol Aksoy Group-Iktisat Bankasi: In 2018, U.S.$4.47 million was collected from Erol Aksoy Group and the total amount of collections reached U.S.$241.83 million as of December 31, 2018.

Zeytinoglu Group-Esbank: In 2018, U.S.$1.19 million was collected from Zeytinoglu Group and the total amount of collections reached U.S.$420.65 million as of December 31, 2018.

Bank Asya: Pursuant to SDIF Board’s Resolution No. 2015/134 dated May 29, 2015, the shareholder rights excluding dividends and the management and control of Bank Asya were transferred to SDIF. In 2016, Bank Asya was put up for sale but the sale process was terminated because no bid was submitted. Bank Asya’s operating license was revoked upon the request of SDIF pursuant to the BRSA’s Resolution No. 6947 dated July 22, 2016, and liquidation procedures began. SDIF concluded efforts to identify insured participation funds at Bank Asya, and began the payout process for the insured participation funds in the amount of TL 974,402,305.79 (which is equal to U.S.$282.5 million), via Vakıf Katılım Bank on December 5, 2016.

In accordance with SDIF Board’s Resolution No. 397 dated December 22, 2016, SDIF instituted bankruptcy proceedings against Bank Asya and consequently filed a lawsuit for the direct bankruptcy of Bank Asya at the 1st Commercial Court of First Instance in Istanbul (“Court”). On November 16, 2017, the Court accepted the bankruptcy of Bank Asya. As of December 31, 2017, the bankruptcy estate has been formed and the liquidation of Bank Asya has begun.

In 2018, the SDIF has recovered major portion of the reimbursed insured participation funds (which is TL 677.4 million) from the Bankruptcy Estate.

Litigation

Several claimants have filed claims against the Republic ranging from U.S.$750 million to U.S.$19 billion before the International Center for the Settlement of Investment Disputes (“ICSID”) or under the United Nations Commission on International Trade Arbitration Rules (“UNCITRAL”) alleging either that (a) they have been harmed because SDIF’s takeover of banks indirectly impaired their investments in companies affiliated with these banks or their shareholders, without adequate compensation, or (b) they have been indirectly harmed because the Republic cancelled certain contracts with companies in which they allege they held investments. Five of the claims against the Republic previously before ICSID and two of the claims before UNCITRAL have been dismissed. Thereafter, SDIF initiated two legal proceedings to recover the arbitration costs resulting from arbitration awards, one of which was successful collecting almost U.S.$1.6 million and the other, as of December 31, 2017, is ongoing.

Certain arbitration cases are being handled by different Ministries. For instance Cem Uzan, alleging he has shares of CEAS-KEPEZ, initiated arbitration procedures against the Republic requesting payment in the amount of €2.5 billion. The claim was handled by the Ministry of Energy and Natural Resources and has been dismissed as of February 2, 2018.

Deep Woods, situated in New York, filed an action (claiming U.S.$16 million) against SDIF relating to an agreement between the parties. On March 14, 2014, American courts found in favor of SDIF and ordered that the attorney’s fees, costs and disbursements to be paid to SDIF.

SDIF initiated the exequatur proceedings related to the Turkish judgement in France against Erol Aksoy to recover its claims and two attachment orders obtained on January 8, 2014. As of December 31, 2017, proceedings are pending before the Court of Appeal. Also, Uzan, Suzer, Cingilli Groups and Yasar Holding have filed a number of cases against the Republic in the European Court of Human Rights. These cases are generally handled by the Ministry of Justice. These cases are related to each bank being taken over by SDIF.

Trusteeship Operations

As of March 31, 2019, SDIF has been assigned as trustee of (or has been assigned the powers of the trustees of) 913 businesses (with an estimated TL 58.97 billion in total assets and 44,536 employees). SDIF has also been assigned as trustee for assets of 120 individuals and trustee for 126 companies, of which SDIF controls less than 50% of the outstanding shares.

In accordance with the article 19 and the article 20 of the Law No. 6758, published in the duplicate Official Gazette No. 29898 dated November 24, 2016, SDIF has been assigned as trustee of companies placed or to be placed under the control of trustees due to their affiliation, cohesion, or connection to the FETÖ/PDY terrorist organization pursuant to the article 133 of the Code of Criminal Procedures.

Regulatory and Supervisory Framework

The BRSA is responsible for the regulation and supervision of the establishment and operating permissions of:

●	Banks, foreign bank representatives, financial holding companies and asset management companies pursuant to the Banking Law No. 5411;

●	Factoring, financial leasing and financing companies pursuant to the Financial Leasing, Factoring and Financing Companies Law No. 6361;

●	Payment institutions and electronic money institutions pursuant to the Law on Payment and Security Settlement Systems, Payment Services and Electronic Money Institutions No. 6493; and

●	Card institutions, clearing and settlement institutions pursuant to the Law on Bank Cards and Credit Cards No. 5464.

Furthermore, BRSA authorizes external audit, rating and valuation companies that provide service to banks or financial holding companies.

According to Banking Law No. 5411, in order to ensure confidence and stability in financial markets, sound operation of the credit system, development of the financial sector and protection of the rights and interests of depositors, the responsibilities of BRSA include:

●	To regulate, enforce and ensure the enforcement thereof, and to monitor and supervise the establishment and implementation of certain activities, management and organizational structure, and the merger, disintegration, change of shares and liquidation of banks, financial holding companies, and leasing, factoring and financing companies, without prejudice to the provisions of other laws and related legislation;

●	To become members of international financial, economic and professional organizations in which domestic and foreign equivalent agencies participate, and to sign memoranda of understanding with the authorized bodies of foreign countries regarding the issues that fall under the Agency’s duty field; and

●	To fulfill other duties assigned by Law.

The main sub-regulations of the Banking Law concern capital adequacy, own funds, liquidity, risk management, large exposures and lending limits, provisioning, corporate governance, accounting and information systems, independent audit, valuation, rating and outsourcing.

The Law on Bank Cards and Credit Cards No. 5464 and the Regulation on Bank Cards and Credit Cards set forth procedures and principles regarding the issuance, use, clearing and settlement of bank cards and credit cards, rules surrounding the licensing and operation of card system organizations and card issuing organizations, rules concerning the legal form and general transaction terms of bank card and credit card contracts, operating principles of the institutions in card payments systems, minimum payment amounts and the ratio for a particular credit card debt associated with the holder’s card limit.

The Law on Payment and Security Settlement Systems, Payment Services and Electronic Money Institutions No. 6493, the Regulation on Payment and Securities Settlement Systems, Payment Services and Electronic Money Institutions and the Communiqué on Principles to be Considered in Information Systems Management and Audit in e-Money and Payment Institutions, set forth the rules surrounding licensing and operation of payment institutions and electronic money institutions and the procedures and principles regarding the issuance of electronic money and payment services.

The Law on Financial Leasing, Factoring and Financing Companies No. 6361, Regulation on Establishment and Operation Principles of Financial Leasing, Factoring and Financing Companies, the Regulation on Accounting Practices and Financial Statements of Financial Leasing, Factoring and Financing Companies and the Regulation on Procedures and Principles to Be Applied in Factoring Transactions, set forth establishment and operating principles of financial leasing, factoring and financing companies operating as financial institutions, as well as principles and procedures relating to financial leasing, factoring and financing contracts.

Through its regulation activities, BRSA aims to align the banking sector’s prudential regulations with international standards and best practices, mainly the EU Directives, Basel Standards and International Accounting Standards. The risk-based supervision activities of BRSA are conducted in order to ensure that the provisions of the Banking Law and other laws are properly adopted by supervised institutions, to assess the financial soundness of these institutions and to evaluate the effectiveness and sufficiency of the structures developed for monitoring and managing risks that may arise from the usage of IT systems in banking activities.

The Regulatory Consistency Assessment Programme (RCAP) was conducted in 2016 and all underlying components of the risk-based capital framework were assessed as compliant.

Regulations currently in act are listed in the Annex below.

ANNEX - Regulations in Act

A. Laws

●	Banking Law Nr. 5411

●	Law on Bank Cards and Credit Cards Nr. 5464

●	Financial Leasing, Factoring and Financing Companies Law Nr. 6361

●	Law on Payment and Security Settlement Systems, Payment Services and Electronic Money Institutions Nr. 6493

B. Main Regulations regarding Banking Law

B.1. Regulations

●	Regulation on Operation of Banks Subject to Permissions, and Indirect Share Ownership

●	Regulation on Accessibility of Banking Services

●	Regulation on Principles Regarding Authorization and Activities of Rating Agencies

●	Regulation on Corporate Governance Principles of Banks

●	Regulation on Financial Holding Companies

●	Regulation on Sale of Receivables of State-Owned Banks and Their Subsidiaries to Asset Management Companies

●	Regulation on the Establishment and Operation Principles of Asset Management Companies

●	Regulation on Authorization and Activities of Institutions to Receive Appraisal Services and Appraisal Services for Banks

●	Regulation on the Grants and Donations by Banks and Institutions Subject to Consolidated Supervision

●	Regulation on Banks’ Procurement of Consulting Services

●	Regulation on Merger, Acquisition, Division and Exchange of Shares of Banks

●	Regulation on Procedures and Principles for Precious Metal Trading of Banks

●	Regulation on the Voluntary Liquidation of Banks

●	Regulation on Procedures and Principles for Preparing and Publishing the Annual Report by Banks

●	Regulation on External Audit of Banks

●

Regulation on the Procedures and Principles for Notices for Officers to Be Appointed for Top Management in Banks, Executing the Oath of Office and Declaration of Property and Keeping the Records of Resolutions

●	Regulation on the Procedures and Principles Regarding Banks’ Accounting Practices and Retention of Documents

●	Regulation on Acceptance and Withdrawal of Deposits, Participation Funds, and Procedures and Principles of Unclaimed Deposits, Participation Funds and Escrows.

●	Regulation on Credit Transactions of Banks

●	Regulations on Measurement and Evaluation of Liquidity Adequacy of Banks

●	Regulation on Measurement and Evaluation of Interest Rate Risk in the Banking Book under the Standard Shock Method

●	Regulation Concerning the Calculation and Implementation of the Standard Ratio of the Foreign Currency Net General Position to Own Funds on A Consolidated and Non-Consolidated Basis by Banks

●	Regulation on Determination of the Principles and Procedures by Banks Related to the Qualifications of the Loans and Other Receivables and on the Loan Loss Provisions

●	Regulations on Measurement and Assessment of Leverage Levels of Banks

●	Regulation on Capital Protection and Cyclical Capital Buffer

●	Regulation on Systemically Important Banks

●	Regulation on Evaluation Process of Banks’ Internal Systems and Internal Capital Adequacy

●	Regulations on Principles concerning Repo and Reverse Repo Transactions to be made by Banks

●	Regulation on Own Funds of Banks

●	Regulation on Banks’ Liquidity Coverage Ratio Calculation

●	Regulation on Measurement and Assessment of Capital Adequacy of Banks

●	Regulations on Measurement and Assessment of Liquidity Adequacy of Banks

●	Regulation on Restruction of Debts to Financial Sectors

B.2. Regulations on Information Systems and Banking Processes

●	Regulation on Supervision of Bank Information Systems and Banking Processes to be Performed by Independent Audit Firms

●	Communiqué on the Audit of Bank Information Systems and Banking Processes to be Performed by Independent Audit Firms

●	Communiqué on the Principles to Base on Information Systems Management in Banks

●	Communiqué on the Principles for the Management of Information Systems in Information Exchange, Clearing and Settlement Agencies and on the Control of Business Processes and Information Systems

●	Circular on the Codification of Findings Detected in Information Systems Audits

●	Circular on Identity Authentication at ATMs

●	Circular on Independent Audit Tracking System (BADES)

●	Circular on Management Declaration (2010/3)

●	Circular on Infiltration Tests for Information Systems

B.3. Communiqué

●	Communiqué on the Procedures and Principles Regarding the Administrative Fines to be Applied in the Reportings Carried Out under the Banking Data Transfer System

●	Communiqué on the Procedures and Principles Regarding the Activities of Representative Offices in Turkey

●	Communiqué on Preparation of Consolidated Financial Statements of Banks

●	Communiqué on Financial Statements to be Announced to the Public by Banks, and Related Disclosures

●	Communiqué on Uniform Chart of Account and Explanation thereof for Participation Banks

●	Communiqué on Public Disclosures of Banks Regarding Risk Management (OG-23/10/2015-29511)

●	Communiqué on Uniform Chart of Account and Explanation (20/9/2017)

B.4. Communiqué and Guidelines Regarding Capital Adequacy

●	Communiqué on Structural Position

●	Communiqué on Calculation of Capital Requirements by Standard Method for Market Risk Arising from Options

●	Communiqué on Calculation of Market Risk with Risk Measurement Models and Evaluation of Risk Measurement Models

●	Communiqué on Calculation of Risk-Weighted Assets Regarding Securitization

●	Communiqué on Calculation of Operational Risk Weighted Assets with Advanced Measurement Approach

●	Communiqué on Calculation of Credit Risk Weighted Assets by Internal Rating Approaches

●	Communiqué on Credit Risk Mitigation Techniques

●	Guideline for Evaluation, Validation, and Corporate Governance of Internal Evaluation Based Approaches and Advanced Measurement Approach

●	Guideline for Application Processes for Internal Rating Approaches and Advanced Measurement Approach

●	Communiqué on the Principles Regarding the Debt Instruments to be Included in the Equity Calculation by Banks (7/6/2018)

B.5. Guidelines

●	Guideline for Interest Rate Risk Management

●	Guideline for Market Risk Management

●	Guideline for Country Risk Management

●	Guideline for Liquidity Risk Management

●	Guideline for Best Pricing Implementations in Banks

●	Guideline for Reputation Risk Management

●	Guideline for ICAAP Report

●	Guideline for Counterparty Credit Risk Management

●	Guideline for Credit Management of Banks

●	Guideline for Operational Risk Management

●	Guideline for Concentration Risk Management

●	Guideline for Stress Testing to be Used by Banks in Capital and Liquidity Planning

●	Guideline for Fair Value Management

●	Guideline for Evaluation Criteria Considered in Audits Made by the Agency

●	Guideline for Calculation of Provision for Expected Loss on Loans in accordance with TFRS 9

C. Regulations Regarding Financial Leasing, Factoring and Financing Companies

●	Regulation on Procedures and Principles to Be Applied in Factoring Transactions

●	Regulation on Accounting Practices and Financial Statements of Financial Leasing, Factoring and Financing Companies

●	Regulation on Establishment and Operation Principles of Financial Leasing, Factoring and Financing Companies

●	Communiqué on Uniform Chart of Account and its Prospectus to be Applied by Financial Leasing, Factoring and Financing Companies

●	List of Goods Subject to Financial Leasing Contracts That Can Last Less Than Four Years But More Than Two Years

●	Procedures and Principles Regarding Leasing Contracts that can Last Less Than Four Years But More Than Two Years

D. Regulations on Bank Cards and Credit Cards Law

●	Regulation on Bank Cards and Credit Cards

●	Communiqué on Principles for Information Systems Management and Information on Business Processes and Information Systems in Information Exchange, Clearing and Settlement Agencies

E. Regulations on Payment and Securities Settlement Systems, Payment Services and Electronic Money Institutions

●	Regulation on Payment Services and Electronic Money Exports and Payment Institutions and Electronic Monetary Institutions

●	Circular on Report Formats to be Used under Article 8 of the Regulation on Payment Services and Electronic Money Exports and Payment Institutions and Electronic Money Institutions

●	Communiqué on the Management and Supervision of Information Systems of Payment Agencies and Electronic Money Institutions

F. Regulations for Protection of Financial Consumers

●	Financial Consumer Protection Action Plan Background Document

●	Regulation on the Procedures and Principles for the Charges to be Obtained from Financial Consumers

Prime Ministry Circular on Financial Access, Financial Education and Financial Consumer Protection Strategy and Action Plans

CAPITAL MARKETS

The new Capital Markets Law No. 6362 (“CML”) came into force on December 30, 2012, when it was published in the Official Gazette numbered 28513, and superseded previous Capital Market Law, No. 2499. It includes several new rules regarding capital market instruments and issuers, financial reporting, independent external auditing, credit rating and appraisal agencies, capital market activities, intermediary institutions, portfolio management companies, portfolio custodians, self-regulatory organizations, institutional investors, supervision and measures, capital market crimes and penalties. Upon entry into force, secondary regulations within the scope of the CML as well as studies conducted in an effort to form the legal infrastructure compatible with the EU Directives were completed by 2014.

Exchanges and Trading Platforms

The CML has brought very important amendments in the operations and structure of stock exchanges. First, the law changed the definition of “stock exchange”, which previously had to be established as a public entity according to previous Capital Market Law and regulated in the same manner as a corporation. In that regard, the Istanbul Stock Exchange has been restructured and rebranded as “Borsa İstanbul AŞ.” (“Borsa Istanbul”) which is a joint stock company subject to private law. Second, the CML has ensured a more professional and competitive environment for Turkish stock markets with additional regulations in respect of market operators and tradable instruments.

As of December 2018, 487 publicly-held companies were subject to CML, of which 402 were traded on Borsa Istanbul. There were 150 corporations traded on the BIST Stars (former National Market), 145 corporations on the BIST Main Market (former Second

National Market), 49 corporations on the Collective and Structured Products (former Collective Products Market), 27 corporations on the Watch List Market, 14 corporations on the Free Trading Platform, and 17 corporations on the Emerging Companies Market; making a total of 402.

The following table sets forth IPOs realized in the last 5 years:

Table 39 - IPOs in 2014-2018

Year	Number of IPOs realized	Funds Raised (in millions of U.S. Dollars)
2014	13	314.3
2015	5	32.9
2016	3	10.5
2017	3	323.1
2018	9	1,024.4
TOTAL	33	1,705.2

Source: Capital Markets Board

Issuers

According to the CML, when securities are offered to the public or admitted to trading on a regulated market, their prospectus must be approved by the CMB. The Communiqué on Prospectus and Issue Document (Serial: II-5.1) came into force on June 22, 2013. The regulation relates to the implementation of the CML in respect of drafting, approving and distributing a prospectus. With this Communiqué, regulations contained in Directive 2003/71/EC of the European Parliament and of the Council have been adopted in order to harmonize the CML, and in turn Turkish legislation, with EU legislation. Prospectus formats in line with EU regulations have been approved by CMB and activities conducted in collaboration with European Securities and Markets Authority (“ESMA”) regarding harmonization of prospectus formats are complete. ESMA, with its opinion dated February 8, 2016, considered that a prospectus drawn up for share issuances according to Turkish laws and regulations can constitute a valid prospectus under the Directive 2003/71/EC for the purposes of its approval by the home competent authority of a Member State.

Collective Investment Schemes

The CML introduced a new structure wherein mutual funds can serve as a medium of collective investment that meets the demands of Turkish investors. Portfolio management companies (“PMCs”) are centered into the system as the only founder of the mutual funds. The overarching aim of the changes is to increase competition in the mutual fund sector which is anticipated to lead to an increase in the performance of the mutual funds. PMCs that are not affiliated with any banking conglomerates have previously lacked the distribution channel to market their products. The CML opens up distribution channels so that PMCs with good performances in both the mutual fund sector and other alternative investments can find their way to investors. Also, the CML regulates new types of funds such as venture capital investment funds and real estate investment funds. Another novelty brought by the CML is that portfolios of mutual funds are to be held in portfolio custodians in order to inject more credibility into the system. Portfolio custodians are assigned foremost with the task to monitor portfolio management activities, check if these activities are in line with the objectives of the funds and calculate the net asset value of the funds.

Variable capital investment companies, which are a hybrid of mutual funds and investment companies, were also introduced to the market with the CML. This collective investment scheme combines the advantages of investment companies and of the mutual funds. Principles regarding investment companies with variable capital are regulated by the provisions of Securities Investment Companies Communique which came into force on May 27, 2015. Mutual funds, including those established by non-bank financial institutions, have been differentiated based on portfolio structure. To encourage individuals to invest in the capital markets, withholding tax will not be applicable for the income derived from the disposal of participation certificates of both investment funds if 51% of their portfolio is comprised of shares trading on the Borsa Istanbul provided that the holding period is more than one year and investment funds if 75% of their portfolio is comprised of shares (except securities investment companies) trading on the Borsa Istanbul. Further, the withholding tax rate is set as 0% for both domestic and foreign legal entities.

As of the end of 2018, the number of domestic mutual funds offered to the public equaled 489 and total net asset value of these mutual funds is U.S.$9.13 billion. Pension funds started to operate in October 2003. As of the end of 2018, the number of pension funds offered to the public is 408. Total portfolio value of these funds is U.S.$17.63 billion. According to the Communique on Mutual Funds, which came into effect in July 2014, an umbrella fund structure, which was required only for capital protected and capital guaranteed funds before, is obligatory for all mutual funds.

As of the end of 2018, 161 hedge funds are registered with total net asset value of U.S.$955 million. As of the end of 2018, there are 8 exchange traded funds offered to the public with a total net asset value of U.S$27.5 million.

Securities investment companies, real estate investment companies and private equity/venture capital investment companies are other types of collective investment schemes subject to the CML. To improve the institutional investor base, the Government has exempted these investment companies from corporate tax. As of 2018, the number of listed securities investment companies is 9, listed real estate investment companies is 33 and listed venture capital investment companies is 7. The total net asset value of securities investment companies is U.S.$91 million, the market value of listed private equity/venture capital investment companies is U.S.$283 million and the market value of real estate investment companies equal U.S.$13.7 billion. As of the end of 2018, 35 real estate mutual funds and 32 private equity/venture capital mutual funds have been formed. Issue documents of 33 real estate investment funds and 27 private equity/venture capital investment funds were approved by the end of 2018.

The following table sets forth statistics regarding the collective investment schemes:

Table 40 - Collective Investment Schemes - 2014-2018 (Leading Funds and Companies)

	Mutual Funds		Pension Funds		Portfolio Management Companies		Real Estate Investment Comp.
	Number	Net Asset Value (in billions of U.S. Dollars)	Number	Portfolio Value (in billions of U.S. Dollars)	Number	Portfolio Value (in billions of U.S. Dollars)	Number	Market Value (in billions of U.S. Dollars)
2014	482	14.32	246	16.24	40	35.06	31	9.46
2015	363	12.74	249	16.42	46	33.61	31	7.27
2016	384	14.58	263	19.47	50	34.61	31	7.08
2017	456	14.37	299	21.08	49	41.84	31	7.12
2018	489	9.13	408	17.63	54	32.66	33	3.66

Source: Capital Markets Board

Trading on Turkey Electronic Fund Distribution Platform (“TEFAS”), a supermarket of funds facilitating access by investors to funds, started on January 9, 2015. TEFAS is operated by Istanbul Settlement and Custody Bank. All individual and institutional investors holding an investment account with investment institutions authorized by the Capital Markets Board or that are clients of portfolio management companies may use TEFAS. In 2018, over U.S.$5 billion worth of fund shares were traded through TEFAS.

Market Intermediaries and Infrastructure

Market infrastructures such as central counterparties, trade repositories, custody services, and Investor Compensation Center have been regulated by the CML. The law also redefined investment services by eschewing the previous activity type-based classification and introduced the concept of ancillary services. In order to explain those new concepts in detail, several regulatory works have been concluded. In this regard, a new communiqué on investment services and ancillary services was published in July 2013. The new communiqué classified intermediary institutions based on the investment services they provide, which are defined in the CML. Further, another communiqué on the principles of foundation and activities of investment firms was published in December 2013. The communiqué brought new provisions especially concerning code of conduct, customer classification and protection. With this communiqué, regulations contained in Directive 2004/39/EC of the European Parliament and of the Council have been adopted in order to harmonize Turkish capital markets legislation with EU legislation.

Intermediation in leveraged transactions on foreign exchange, commodities, precious metals or other assets which are widely known as “forex” has been put under the responsibility of the CMB since August 31, 2011. Under the CML, forex is classified as a derivative instrument and in the new communiqué the principles are revised to comply with the principles for other derivative instruments.

The revised Regulation on Central Clearing was published in July 2013 and a new Regulation on Central Counter Party was published in August 2013. With the publication of Regulation on Investor Compensation Center in June of 2013, the Center was officially established as a legal entity. In line with the CML, the scope of the compensation consists of claims arising from failure to fulfill cash payment or capital market instrument delivery obligations with regard to assets belonging to investors kept or managed by investment firms in the name of investor in relation to investment services and activities or ancillary services.

The Central Registry Agency (“MKK”) has been authorized to operate as a Trade Repository since April 3, 2015, and is the only Trade Repository officially authorized to operate in Turkey. Secondary regulations on trade reporting were completed in 2018. Bylaw on Foundation, Operation and Supervision Principles of Trade Repositories was published on September 19, 2018 and Communique on Principles Regarding Reporting to Trade Repository was published on October 27, 2018.

Banks and brokerage houses started to report their OTC and organized market derivatives data as of November 30, 2018. From January 1, 2019, other legal entity counterparties (financial institutions and real sector firms whose foreign exchange positions are supervised by Central Bank of Turkey) also began to submit derivatives data to MKK.

Dematerialization of Capital Market Instruments

The dematerialized system has become operational for equities traded on the Borsa Istanbul since 2005 for mutual fund certificates and corporate bonds since 2006, for commercial papers since 2007 and for bank bills since 2009. As of June 30, 2012, holdings of the retail clients on government bonds and bills have been also dematerialized by MKK. As of 2018, the market value of those government bonds and bills held by MKK is U.S.$68.7 billion.

Licensing of Individual Market Professionals

On June 16, 2011, the Capital Markets Licensing, Registration and Training Corporation (the “SPL”) was established. Since 2013, the licensing examinations were organized by the SPL, the CMB and the Anadolu University. As of the end of 2018, the total number of licenses for professionals who engage in capital markets activities granted reached 94,849, as described in further detail below:

Table 41

Types of Licenses	Licenses Issued 2002-2018
Capital Market Activities Level 1	26,003
Capital Market Activities Level 2	18,001
Capital Market Activities Level 3	16,253
Derivative Instruments	11,856
Real Estate Appraiser	12,189
Credit Rating	5,077
Corporate Governance Rating	4,355
Residential Real Estate Appraiser	1,115
TOTAL	94,849

Source: SPL

Financial Reporting and Auditing Standards

Turkish Accounting Standards, as the official translation of International Financial Reporting Standards issued by the International Accounting Standards Board, that are disclosed by Turkish Public Oversight Accounting and Auditing Standards Authority, have been adopted for financial reporting of listed companies, intermediary institutions and portfolio management companies. Similarly, Turkish Auditing Standards, as the official translation of International Standards on Auditing issued by the International Federation of Accountants (“IFAC”), that are also disclosed by Public Oversight, Accounting and Auditing Standards Authority of Turkey, have been applied to audits of securities market companies and institutions according to Article 14 of the CML. There are 103 authorized audit firms operating in Turkish capital markets and 60 of them have an international membership.

Corporate Governance

Additionally, corporate governance principles are regulated by Article 17 of CML. In line with the authority given by the CML, the Communiqué on Corporate Governance (Serial: II-17.1) came into force on January 3, 2014. With this Communiqué, principles of corporate governance to be applied by corporations are determined in detail. “Corporate Governance Principles” in which the “comply or explain” approach was valid since their publication in 2003, have been adopted as a legal requirement in the new Law. Provisions such as independent board members, shareholders’ rights and high standards of disclosure are compulsory with the purpose of enhancing corporate governance for listed companies. Moreover, the CMB is explicitly granted the authority to make regulations and require listed companies to comply (partially or fully) with such rules. The concept of “significant transactions” was introduced and the CMB was authorized to make rules regarding these transactions, which include mergers and divisions, sale of all or a significant portion of assets, a significant change in the field of activity, introduction of privileges or changes in the scope and content of existing privileges and delisting. In case of significant transactions minority shareholders who vote against the transaction in the general assembly were granted a sell-out right. New quorums were defined for general assembly meetings of publicly held corporations depending on the circumstances under which meetings are held and agenda items. Also, online general assembly meetings were enabled.

Derivatives Market

The CML has brought a structural change opportunity for Turkish Derivatives Exchange. According to Article 138 of the CML, organized markets are designed to operate under a single structure and it became possible for Turkish Derivatives Exchange to merge with Borsa Istanbul. After that, a new derivatives market was established within Borsa Istanbul, the Futures and Options Market (“VIOP”), for both futures and options as well as other derivative contracts and according to the CML, the Turkish Derivatives Exchange was merged in Borsa Istanbul. Accordingly, the contracts on the Turkish Derivatives Exchange were closed to trading and started to trade in VIOP by August 5, 2013. In 2018, 53,999 accounts opened in the Derivatives Market. Futures contracts comprised 97.80% and option contracts 2.20% of the total traded value in 2017. While total traded value of Derivatives Market was TL 868 billion in 2017, it reached TL 1,287 billion in 2018, marking a 48.40% increase.

Market Statistics

The following table shows market activity in the Turkish capital markets for the periods indicated:

Table 42

	2014	2015	2016	2017	2018
Outstanding Securities (in millions of TL)	567,668	594,691	633,003	718,600	775,023
Private	153,020	154,567	164,359	183,153	188,881
Public	414,648	440,124	468,644	535,447	586,142
Traded value on the Borsa Istanbul Markets (in millions of TL)
Stock Market	870,962	1,025,870	1,013,562	1,468,001	1,993,296
Bonds and Bills Market	7,645,000	10,267,000	9,581,251	4,564,000	4,450,306
Off-exchange bonds & bills transactions	1,048,346	879,110	849,241	802,981	1,233,346
Derivatives Market	435,721	575,000	580,000	867,761	1,287,074
Stock Market Capitalization (in millions of TL)	624,369	554,880	614,069	880,241	794,823
BIST National 100 Index (on TL basis)	85,721	71,727	78,139	115,333	91,270
Number of Companies Traded	422	416	405	399	402

Sources: Capital Markets Board, Borsa Istanbul, Undersecretariat of Treasury

With the CML, the registration system for capital market instruments to be issued or offered to public has been replaced with a system of prospectus or issue document approval. Data for securities sold based on approved prospectuses/issue documents for the 2014-2018 period are presented below:

Table 43

Securities Sold (in millions of TL)	Share	Asset Backed Securities	Covered Bonds	Corporate Bonds	Lease Certificates	Warrants/ Certificates	Total
2014	3,347	451.6	361.9	117,680	4,836	68.8	126,745
2015	2,230	—	726.7	110,228	3,656	51.9	116,892
2016	1,683	375	2,038	116,412	3,434	122.3	124,064
2017	4,947	997	6,255	163,660	8,353	425.0	186,243
2018	9,906	4,204	2,024	182,582	24,481	331	223,528

Source: Capital Markets Board

In 2018, approximately TL 15,325 million (U.S.$2,897 million) has been raised through both initial public offerings and capital increases through sales of shares based on approved prospectuses/issue documents.

The corporate bond market has accelerated since 2010. The total market value of outstanding corporate bonds issued domestically rose from TL 2.8 billion of 2010 to TL 72.4 billion by the end of 2018.

As of December 31, 2018, there are 68 investment firms (5 of which are authorized for reception and transmission of orders in relation to capital market instruments and cannot directly transmit investors’ orders to stock exchange, but must transmit the orders to another investment firm which has an authorization for transmitting the orders directly to stock exchange) and one bank (investment bank)

licensed to trade on stock markets, and 41 banks and 64 investment firms licensed to trade on debt securities markets at Borsa Istanbul. In addition, there are 104 intermediary institutions (banks, investment firms) licensed to trade on VIOP. Also, there are 119 firms (36 banks, 21 precious metals brokerage houses, 20 precious metals producing and marketing companies and 42 currency offices) licensed to trade on precious metals market.

Clearing and Settlement, Central Counterparty

The Istanbul Settlement and Custody Bank Inc. (“Takasbank”), is “the Clearing and Settlement Center” for the Borsa Istanbul, the custodian for pension funds and “the National Numbering Agency of Turkey”. Also, Takasbank is a specialized bank established under the Turkish Banking Law and incorporated as a non-deposit taking investment bank dedicated to securities services in Turkey. Takasbank provides its members with a money market facility and banking services including cash credits, securities, lending and cross-border settlement and custody services via SWIFT and correspondent accounts. Takasbank was authorized as a FOREX Trade Repository Institution by the CMB in 2011.

Takasbank began providing central counterparty services for the Securities Lending Market (by September 2013), the Organized Derivatives Market (by March 2014), the Equity Market (by June 2017), the Debt Securities Market (by July 2018) and the Swap Market (by October 2018) of the Borsa Istanbul. In 2013, Takasbank has been authorized as the Pre-Local Operating Unit authorized to assign Legal Entity Identifier Code with CMB sponsorship by the Financial Stability Board.

CMB has been effectively maintaining the oversight and supervision of Financial Market Infrastructures operating in Turkish capital markets, including Takasbank. After thorough examination of Takasbank’s operations in the context of Committee on Payments and Market Infrastructures (“CPMI”)—International Organization of Securities Commissions (“IOSCO”) Principles on Financial Market Infrastructures (“PFMIs”), Takasbank is found to observe the CPMI-IOSCO PFMIs. The Board of CMB Turkey, at its meeting on March 23, 2016 decided to declare the acceptance of CPMI-IOSCO PFMIs applicable to financial market infrastructures operating in Turkish capital markets and to assume the responsibilities given to itself by the PFMIs for the purposes of protecting the rights of market participants and the stability in the markets and fulfilling its oversight function towards all financial market infrastructures operating in Turkish capital markets.

International Relations

With respect to the integration of the Turkish capital markets with the EU and the alignment of Turkish legislation with the EU acquis, the CMB has been working in close contact with the European Commission and the Delegation of the European Union to Turkey as well as other EU institutions.

The CMB attaches great importance to international relations and international principles and standards in market development. In this context, besides the studies concerning the compliance with the EU standards, the CMB continues its efforts to strengthen its relation with the IOSCO—of which the CMB is a member—and to enhance the cooperation with foreign authorities. To this end, the CMB has signed various Memoranda of Understanding (“MoU”) and entered into collaborative arrangements with foreign regulatory and enforcement authorities and continues its efforts to sign MoUs concerning the cooperation and exchange of information with foreign authorities.

The CMB, which is one of the first signatories of the IOSCO Multilateral MoU, has also signed 35 additional MoUs with foreign financial regulatory authorities until 2018. Moreover, the CMB has signed bilateral MoUs with 18 European countries (15 EU members) concerning the cooperation and the exchange of information for the supervision of Alternative Investment Fund Managers.

PUBLIC FINANCE

GENERAL

In the course of EU accession negotiations, Turkey has reformed its public financial management in accordance with EU practices and improved budget coverage, formulation, execution, accounting, audit and procurement. The main change was the introduction of the Public Financial Management and Control Law (“PFMC Law”), adopted by the Turkish Parliament in December 2003 (Law No. 5018, as amended in 2005, Law No. 5436). The enactment of the PFMC Law was the defining event that provided for a new legal framework for modern public financial management and accountability, which continues to develop in Turkey today. Since the enactment of the PFMC Law, such key concepts of a modern public financial management system as managerial responsibility models, effective and efficient use of resources, strategic planning, performance-based budgeting, a multi-year budgeting framework, accountability, fiscal transparency, modern internal audit/controls and external audit practices have been put into practice.

The public sector in Turkey includes central government agencies, social security institutions (“SSIs”), local governments (provincial governments, municipalities and villages), financial and non-financial state owned enterprises (“SOEs”) and extra-budgetary funds.

The PFMC Law covers central government agencies, social security institutions and local governments which are referred to as the “general government”. All general government agencies prepare their own budgets. The central government consists of three types of agencies: (1) general budget agencies which are government entities, (2) special budget agencies which are public administrations affiliated or related to a ministry which perform a specific public service, to which revenues are allocated, and which are authorized to spend from such revenues, with the establishment and operation principles arranged through special laws and (3) regulatory and supervisory agencies which are established in the form of boards, agencies or supreme boards (agencies which are given a high degree of autonomy) by special laws.

The PFMC Law has been fully implemented and covers public financial management and control at all levels of government. Yet, there are some exceptions for the regulatory and supervisory agencies. The PFMC Law requires in many instances enacting of secondary legislation for its implementation, all of which has been completed.

The budgeting process, accounting system, internal and external audits have each been amended to be in line with the PFMC Law.

Budgeting

The new system has modernized the budgeting process according to international standards. The central budget remains the pivotal point of public finance and is prepared according to a schedule commonly used in OECD countries. There is a rolling multi-year budget framework covering the budget year and the following two years. The annual budget law is accompanied by the appropriation indicators for the following two years. The fiscal year is the calendar year.

As the initial step of the Central Government Budget preparation, a medium-term program is prepared collaboratively by the Ministry of Treasury and Finance (“Treasury” or “MTF”) and the Strategy and Budget Administration of the Presidency (“SBA”), covering macro policies, principles, targets and main economic indicators in the context of development and strategic plans and the requirements of general economic conditions. The medium-term program is then adopted by the President. A medium-term fiscal plan, which is consistent with the medium-term program, is prepared collaboratively by Treasury and the SBA and includes total revenue and total expenditure projections, budgetary targets and proposed budget appropriation ceilings for public administrations for the following three years and is endorsed by the President. These documents set the framework for the budget discussions and negotiations with spending agencies.

The annual budget process of administrations begins in June, following a general announcement made by the SBA. Budget proposals are prepared by the administrations and reviewed collaboratively by Treasury and the SBA. The general budget revenue proposal is prepared by Treasury and the revenue proposals of other budgets are prepared by the relevant administrations. Central Government Budget Draft Law, together with supporting information, is submitted to the Parliament by the President in mid-October. Following plenary debates, the Annual Budget Law is approved by the Parliament and promulgated by the President no later than December 31.

Along with the Government Financial Statistics standards, each spending item within the budget is identified in accordance with the analytical budget classification system, which consists of institutional, functional, financial and economic terms. All budgets and budget reports of the general government entities are compiled according to this codification system.

In addition to the analytical budget classification, a performance budgeting system is in place. Performance budgeting is one of the key pillars of the PFMC Law which requires effective, economic, and efficient utilization of public resources and is based on accountability and fiscal transparency. Within the framework of the performance budgeting system, public administrations prepare their strategic plans and annual performance programs based on government policies. Annual performance programs are used to link the government’s policy documents with the budget. The results from implementation are made public through annual accountability reports.

Each of the SOEs adopts an annual financial program, which is approved by the President. Although separate budgets for the SOEs do not exist in the Central Government Budget, there are sections in the budget of Treasury for capital transfers to and duty losses of the SOEs.

The preparation and implementation of the budgets of SSIs and local administrations and their other financial transactions are subject to the provisions of the relevant laws without prejudice to the provisions of the PFMC Law. Social security institutions and local administrations prepare their own budgets that are approved by their own boards of directors/councils.

Accounting and Reporting

Public revenues and expenditures are indicated on the accounts of the fiscal year of their accrual.

Establishing and supervising a uniform accounting system for the general government are the responsibilities of the Ministry of Treasury and Finance (“Treasury” or “MTF”) General Directorate of Public Accounts and Financial Control. The accounting services are responsible for collecting revenue, ordering payments and recording the financial transactions of the line ministries and agencies (Article 61 of the PFMC Law). The accounting services of the public administrations within the scope of the general budget are performed by the accounting offices affiliated with Treasury. Moreover, there are three specialized accounting offices under the body of Treasury, namely, the Accounting Office for External Payments, the Accounting Office for Internal Payments and the Accounting Office for State Debts.

Treasury produces the financial statements of the central government sector on a monthly basis and produces the financial statements of the general government sector on quarterly and annual bases. Treasury has also been regularly preparing Government Finance Statistics (“GFS”) statements of the general government sector and submitting them to the IMF since 2008. Additionally, Treasury started to send GFS-based statistical tables to the IMF quarterly since 2015. Treasury also sends this GFS data to TURKSTAT, which is responsible for producing Excessive Deficit Procedure statements and submitting them to Eurostat in accordance with the European System of Accounts 2010. However in 2018, Treasury published the Financial Statistics Regulation according to the IMF’s Government Finance Statistics Manual 2014.

The accounting and reporting standards for the general government are set by the Government Accounting Standards Board, which is an interministerial board within Treasury established in 2006, consisting of members from Treasury, the Court of Accounts, the Ministry of Interior, the Directorate of Strategy and Budget, the Social Security Institution and the Council of Higher Education. National Accounting Standards are published by the Board based on International Public Sector Accounting Standards (“IPSAS”). Secondary regulations in accounting were renewed according to accounting standards by Treasury in 2015. The Harmonization of International Public Sector Accounting Standards and the General Government Accounting Legislation Project were implemented by Treasury’s General Directorate of Public Accounts and Financial Control with the World Bank in 2017. So far, thirty National Accounting Standards have been published and secondary regulations have been renewed according to these standards in 2018. Due to these developments, the rate of compliance with IPSAS rose from 48% to approximately 90% between 2015 and 2018. With the adoption of IPSAS, Treasury has made significant progress in terms of accountability, financial transparency, consistency, and comparability data.

Treasury sets rules for the preparation of the final accounts and supervises the compilation of an administration’s final accounts prepared by the strategy units of each administration within the framework of final account legislation.

The draft of the Final Accounts Law is prepared by Treasury and submitted to Parliament by the Council of Ministers by the end of June of the subsequent fiscal year and a copy is sent to the Turkish Court of Accounts (the “TCA”). The TCA submits a General Conformity Statement to Parliament no later than 75 days thereafter. The draft of the Final Accounts Law is deliberated by the commissions of Parliament together with the Central Government Budget Law.

Internal Audit

The PFMC Law requires each public administration to assign internal auditors. Internal auditors within the line ministries and agencies are responsible for system, performance, financial, compliance and IT audits. The internal auditors are required to report to the head of the agency. As of the end of 2018, 2,067 internal auditor positions were reserved, 876 of which were appointed.

External Audit

External auditing is regulated by the Public Financial Management and Control (the “PFMC”) Law, no.5018, and the Law on the Turkish Court of Accounts (the “TCA Law”), no.6085. The TCA’s independence is secured. The TCA prepares its own budget and presents it to Parliament directly. It decides on its own audit program. The president of the TCA and the members of the TCA are elected by the Parliament. The tenure of members and auditors continues until the age of 65. The president, members and auditors may not have any other employment other than certain positions expressly designated for them. Members of the Turkish Court of Accounts cannot be dismissed, and without prejudice to the provision of Article 65 of the TCA Law, they cannot be retired before the age of 65, unless they desire so. However, the office of those who have been convicted of an offense which results in dismissal from public service shall be terminated automatically. Those certified by medical report by an official board of health of a fully equipped hospital that they are incapacitated for reasons of health shall be removed from office upon the decision of the General Assembly of Turkish Court of Accounts.

The TCA is responsible for the financial, compliance and performance audits of all general governmental agencies. Article 68 of the PFMC Law and Article 4 of the TCA Law specify that the TCA may audit:

(a) Public administrations within the scope of the central government budget and social security institutions, local governments, joint stock companies established by special laws and with more than 50% of its capital directly or indirectly owned by the public sector (in cases where the public share is less than 50% of the total share, in terms of partnership rights) and other public administrations (with the exception of professional organizations having a public status);

(b) All types of administrations, organizations, institutions, associations, enterprises and companies affiliated to, or founded by the administrations listed in point (a), or those of which the above mentioned administrations are directly or indirectly partners (where the public share is less than half of the total share, in terms of partnership rights);

(c) All types of domestic and foreign borrowing, lending, repayments, utilization of foreign grants received, giving grants, Treasury guarantees, Treasury receivables, cash management and other matters related to these, all transfers of resources and their utilization and the utilization of domestic and foreign resources and funds, including European Union funds;

(d) All public accounts, including private accounts, funds, resources and activities regardless of whether these are in the public administrations budget.

(2) Turkish Court of Accounts shall also audit the accounts and transactions of international institutions and organizations within the framework of the principles set out in the relevant treaty or agreement.

(3) Audit of public institutions, organizations and partnerships within the scope of Article 2 of Law No. 3346 on Regulating the Audit of State Economic Enterprises and Funds by the Turkish Grand National Assembly, dated April 2, 1987, shall be performed within the framework of the procedures and principles indicated in this Law and other laws.

The TCA submits The External Audit General Evaluation Report together with the individual audit reports of public administrations attached, The Accountability General Evaluation Report, The Financial Statistics Evaluation Report, The Statement of General Conformity and Annual Audit Reports of State Economic Enterprises to the Parliament. The TCA Law requires that reports of the TCA, except for the cases forbidden to be announced by laws, shall be announced to the public.

CENTRAL GOVERNMENT BUDGET

Despite adverse global and domestic developments, the Turkish economy recorded an average growth rate of 4.9% in the 2014-2018 period. Fiscal stability was maintained in the 2014-2018 period and the central government budget deficit continued to remain below 2% of GDP, with an average of 1.4%.

With ongoing commitment to fiscal discipline, in 2014, the central government delivered a deficit lower than formerly anticipated in the Budget Law. The budget deficit was TL 23.3 billion in nominal terms and 1.1% as a share of GDP. In fact, it recorded a primary budget surplus of TL 26.5 billion while interest expenditure remained flat. The central government revenues reached TL 425.4 billion and expenditures were TL 448.8 billion.

In 2015, thanks to over-performance of tax revenues, the budget deficit was limited to 1.0% of GDP (TL 23.5 billion) despite the acceleration on investment spending. Primary surplus was TL 29.5 billion while revenues and expenditure reached TL 482.8 and 506.3 billion, representing 20.7% and 21.7% of GDP, respectively, in the same period.

In 2016, the central government budget revenues and expenditures reached TL 554.1 billion (21.2% of GDP) and TL 584.1 billion (22.4% of GDP), respectively. The budget deficit was TL 29.9 billion, representing 1.1% of GDP and primary surplus was TL 20.3 billion, representing 0.8% of GDP.

In 2017, the central government budget revenues and expenditures reached TL 630.5 billion (20.3% of GDP) and TL 678.3 billion (21.8% of GDP), respectively. The budget deficit was TL 47.8 billion, representing 1.5% of GDP and primary surplus was TL 8.9 billion, representing 0.3% of GDP.

In 2018, the central government consolidated budget expenditures were TL 830.4 billion (23.5% of GDP), the central government consolidated budget revenues reached TL 757.8 billion (20.4% of GDP) with the contribution from non-tax revenues. Consequently, the central government consolidated budget deficit was TL 72.6 billion (1.96% of GDP) with a small deviation from Budget Law target of TL 66.9 billion and 1.9% of GDP deficit, and the central government consolidated budget primary surplus was TL 1.3 billion (0.04% of GDP).

The main objectives of the Medium Term Program (or with its new name, the “New Economy Program”) of 2019-2021, announced in September 2018, are, in the short run, to restore price stability and financial stability, to assure economic rebalancing and budget discipline and, in the medium term, to realize an economic transformation towards sustainable growth and fair share. The Medium Term Program of 2019-2021 targets a deficit of 1.8%, 1.9% and 1.7% for the central government budget for 2019, 2020 and 2021, respectively. The general government budget, which is estimated to run a 1.8% deficit (excluding privatization revenue) in 2019.

Table 44

Central Government Budget Balance and Financing

	2014	2015	2016	2017	2018*
	(in millions of Turkish Lira)
CENTRAL GOVERNMENT BUDGET REVENUES	425,383	482,78	554,14	630,490	757,834
I. GENERAL BUDGET REVENUES	408,676	464,188	533,203	607,138	729,117
Tax Revenues	352,514	407,818	459,002	536,617	621,311
Direct Taxes	114,422	128,528	150,18	176,849	231,424
Indirect Taxes	238,093	279,291	308,821	359,768	389,887
Other	56,161	56,369	74,201	70,520	107,806
Non-tax Revenues	45,332	47,195	60,251	57,467	97,941
Grants, Aids and Special Revenues	1,281	1,241	1,122	1,373	2,065
Capital Revenues	9,549	7,933	12,828	11,680	7,801
II. REVENUES OF SPECIAL BUDGET AGENCIES	13,524	15,083	17,012	19,148	23,543
III-REVENUES OF REG. & SUPERVISORY INSTITUTIONS	3,183	3,509	3,925	4,204	5,175
CENTRAL GOVERNMENT BUDGET EXPENDITURES	448,752	506,305	584,071	678,269	830,450
A) Primary Expenditures	398,839	453,301	533,825	621,557	756,488
Compensation of Employees	110,37	125,051	148,864	162,146	200,889
Social Security Contributions	18,929	21,045	24,699	27,272	34,369
Good and Services Purchases	40,801	45,563	54,100	63,600	71,728
Current Transfers	162,282	182,671	224,847	270,924	323,099
1. Duty Losses	3,836	4,82	5,832	7,371	7,407
2. Treasury Aid	83,528	87,56	116,763	143,525	161,035
3. Transfers to Non-Financial Establishment	2,552	3,688	2,465	3,401	3,475
4. Transfers to Households	3,782	4,28	5,432	6,279	7,264
5. Agricultural Subsidy	9,148	9,971	11,489	12,722	14,552
6. Other Transfers to Households	2,85	5,73	7,202	10,173	16,238
7. Social Transfers	7,735	9,089	10,814	12,226	13,781
8. Foreign Transfers	1,567	1,929	2,239	2,633	3,238
9. Shares from Revenues	47,284	55,603	62,609	72,594	96,109
Capital Expenditures	48,201	57,199	59,677	70,983	87,986
Capital Transfers	7,707	10,438	8,881	13,342	16,746
Lending	10,550	11,333	12,756	13,291	21,672
B) Interest Payments	49,913	53,004	50,247	56,712	73,961
Domestic Interest	38,818	39,179	36,746	39,310	49,202
Foreign Debt Interest	8,831	10,303	11,333	14,552	19,419
Discount and Short Term Transactions	2,264	3,522	2,168	2,850	5,341
CENTRAL GOVERNMENT BUDGET PRIMARY BALANCE	26,544	29,479	20,315	8,932	1,346
CENTRAL GOVERNMENT BUDGET BALANCE	-23,37	-23,525	-29,932	-47,779	-72,615
DEFERRED PAYMENTS	1,078	4,894	-5,259	-4,469	-1,472
OTHER DEFERRED PAYMENTS	2,145	1,611	-0,180	-0,395	0,450
ADVANCES	-0,838	-2,456	-1,676	-2,196	-14,631
CENTRAL GOVERNMENT BUDGET CASH BALANCE	-20,985	-19,476	-37,047	-54,839	-88,267
CENTRAL GOVERNMENT BUDGET FINANCING	20,985	19,476	37,047	54,839	88,267
BORROWING (NET)	19,823	22,593	32,972	83,621	60,108

	2014	2015	2016	2017	2018*
	(in millions of Turkish Lira)
FOREIGN BORROWING (NET)	8,182	-2,883	4,452	16,816	9,619
Receipts	20,752	10,305	19,136	42,471	41,354
Payments	-12,570	-13,188	-14,684	-25,655	-31,735
DOMESTIC BORROWING (NET)	11,642	25,476	28,520	66,805	50,489
-TL Denominated T-Bills	0	0	1,025	-0,05	4,521
Receipts	0	2,591	3,639	2,482	7,959
Payments	0	-2,591	-2,615	-2,533	-3,439
-TL Denominated G-Bonds	11,642	25,476	27,495	66,856	41,309
Receipts	129,43	90,24	88,428	124,766	111,400
Payments	-117,788	-64,764	-60,933	-57,910	-70,090
-FX Denominated G-Bonds	0	0	0	0	4,658
Receipts	0	0	0	0	4,688
Payments	0	0	0	0	-0,030
NET LENDING (-)	-1,197	-0,896	-0,912	-0,247	-0,938
LENDING	0,307	0,142	0,032	0,617	0,068
REPAYMENT (-)	1,505	1,039	943	0,863	1,006
PRIVATIZATION RECEIPTS	0	0	0	0	0
SDIF REVENUE SURPLUS	0	0	0	0	0
CURRENCY/DEPOSIT AND OTHER TRANSACTIONS	-36	-4,014	3,163	-29,029	27,221

*	Provisional

Sources: Ministry of Treasury and Finance

TAXATION

The Government collects taxes on personal and corporate income, real estate, goods and services (including the value added tax), and foreign trade.

Personal Income Tax

Personal income tax is levied on a scheduler basis and includes the following features:

●	Earned income received from a single employer is subject to a progressive withholding tax at marginal rates from 15% to 35%. The withholding tax is final.

●	Wage income from more than one employer is subject to declaration if the sum of all wage incomes (excluding wage income attributable to the first employer) is higher than a TL 27,000 threshold for 2014, a TL 29,000 threshold for 2015, a TL 30,000 threshold for 2016, a TL 30,000 threshold for 2017, a TL 34,000 threshold for 2018 and a TL 40,000 threshold for 2019.

●	Capital income is taxed at marginal rates from 15% to 35%. An annual tax return must be filed for unearned income not subject to a final withholding tax.

Taxation of gains derived from the sale and retention of marketable securities and other capital market instruments, and taxation of deposit interests, repo gains and income that is derived from private finance institutions is regulated by Temporary Article 67, which was added to the Income Tax Law through Article 30 of the Law No.5281. These regulations will be applied during the period between January 1, 2006 and December 31, 2020. In particular:

●	Interest income derived from government bonds issued prior to January 1, 2006 is subject to declaration if the total indexed amount of the gain derived from these government bonds is above a threshold level of TL 27,000 for 2014, TL 29,000 for 2015, TL 30,000 for 2016, TL 30,000 for 2017, TL 34,000 for 2018 and TL 40,000 for 2019. Income derived from Eurobonds is subject to this procedure regardless of the date of issue.

●	Since October 1, 2010, a withholding tax of 10% for non-residents and residents has been applied on gains from the retention and sale of all domestic bonds and Treasury bills issued on or after January 1, 2006.

●	Income from the sale of shares is subject to a withholding tax (0% for both residents and non-residents as of November 14, 2008). This provision of Temporary Article 67 of Income Tax Law does not apply to the shares of fully liable corporations listed on the Borsa İstanbul, held for more than one year.

●	On July 27, 2010 the Assembly approved Law No. 6009 which reduces the withholding tax rate to 0% for corporations and foreign taxpayers that are determined by the Ministry of Treasury and Finance to be similar to investment funds and investment trusts established in accordance with the Capital Markets Code. From October 1, 2010 onwards, the withholding tax rate is 10% for resident and non-resident natural persons.

●	Dividends (except dividends from investment trusts) are currently subject to withholding tax of 15%. 50% of dividends earned in a year will be exempted from income tax. And if the remaining 50% is above a threshold of TL 27,000 for 2014, TL 29,000 for 2015, TL 30,000 for 2016, TL 30,000 for 2017, TL 34,000 for 2018 and TL 40,000 for 2019, the remaining 50% will be included in taxable income and all withholding tax can be credited. Dividends derived from investment funds and trusts are subject to withholding tax (0% for resident and non-resident corporations and foreign taxpayers that are determined by the Minister of Treasury and Finance to be investment funds and investment trusts established in accordance with the Capital Markets Code, 10% for resident and non- resident natural persons and corporations other than stated above). The provisions of Temporary Article 67 of Income Tax Law do not cover the sale of participating certificates (held for more than one year), of Investment Funds of which at least 51% of such fund’s portfolio is traded on the Istanbul Stock Exchange (Borsa İstanbul).

●	Since January 1, 2013, the withholding tax rate applied on income from bank deposits has varied between 10% and 18% according to account type. These rates were applied in the range of 0% to 20% between August 31, 2018 and November 30, 2018. Since September 22, 2017, Gold-based government domestic debt securities issued by the Ministry of Treasury and Finance are subject to withholding of 0%.

Corporate Income Tax

In 2006, a new Corporation Tax Law (Law No. 5520) was enacted and the corporate income tax rate was reduced from 30% to 20%. With Law No.7061, the corporate income tax rate increased to 22% for 2018, 2019 and 2020. Accordingly to the Law No. 7061, the Council of Ministers is authorized to reduce the rate from 22% to 20%.

According to Tax Procedure Law, the duration of the useful life of the asset is taken into account for the calculation of the depreciation rate of assets acquired after December 31, 2003. The duration of the useful life of an asset and the depreciation rates are determined by the Ministry of Treasury and Finance. The Ministry of Treasury and Finance has announced the useful lives and depreciation rates of depreciable assets through communiqués numbered 333, 339, 365, 389, 399, 406, 418, 439, 458 and 506. Taxpayers are free to choose, either the declining balances method or straight-line method of depreciation.

Law No. 5520 also provided that losses can be carried forward for 5 years and that the gains obtained from investments are subject to the reduced corporation tax up to the amount of investment contribution determined by the Council of Ministers. In instances of insufficient gain, a reduced corporate tax is applied for such investment expenditures without time constraints.

Investment Incentive System

The incentive system became effective with a Cabinet Decree dated July 14, 2009 (numbered 2009/15199), as amended by the Cabinet Decree dated June 15, 2012 (numbered 2012/3305). General incentive applications, regional incentive applications, incentives of priority investments, large-scale investment incentives, and strategic investment incentives all fall within the scope of the new incentive system.

The minimum amount of fixed investment for the general incentive system and regional incentive applications are TL1 million for the first and second regions and TL 500,000 for the third through sixth regions. The minimum amount of fixed investments for large-scale incentive applications and strategic incentive applications must be at least TL 50 million.

VAT Exemption: In accordance with the measure, value added tax (“VAT”) is not paid for imported and/or domestically provided machinery and equipment within the scope of the investment encouragement certificate.

Customs Duty Exemption: Customs duty is not paid for the machinery and equipment provided from abroad (imported) within the scope of the investment encouragement certificate.

Corporate/Income Tax Reduction: Calculation of income or corporate tax with reduced rates until the total value reaches the amount of contribution to the investment according to the envisioned rate of contribution.

Income Tax Withholding Support: The measure stipulates that the income tax regarding the additional employment generated by the investment within the scope of the investment encouragement certificate will not be subject to withholding. It is provided for regional, priority, large-scale and strategic investment only in Region 6.

Interest Support: A financial support provided for certain investment loans with a duration of at least one year that covers a certain part of payable interest or payable profit share on loans. The measure is applicable for investments to be made in Regions 3, 4, 5 or 6 and for strategic and priority investments.

Land Allocation: It means allocation of land for investments that incentive certificate is issued within the framework of the principles and procedures determined by the Ministry of Treasury and Finance.

VAT Refund: VAT collected on building and construction expenses of investments with a minimum fixed investment amount of TL 500 million will be rebated. The President of the Republic is authorized to decrease the minimum fixed investment amount by sector or collectively to as low as TL 50 million or to increase it up to TL 1 billion.

Social Security Premium Support for Employer’s Share: A part of Social Security Premium Support for Employer’s Share required to be paid for additional employment, corresponding to minimum wage is met by the Ministry of Economy within the scope of incentive certificate.

Social Security Premium Support for Employee’s Share: A part of Social Security Premium Support for Employee’s Share required to be paid for additional employment, corresponding to minimum wage is met by the Ministry of Economy within the scope of incentive certificate. It is provided for regional, large-scale and strategic investments only in Region 6.

Social security contributions are payable by employees at a rate of 14% and by employers at a rate of 20.5% of gross wages. For employees whose gross earnings are below the base or above ceiling earnings, which are determined at least twice a year, these contribution rates are applied to base or ceiling amounts respectively. According to the Social Security Law amended by Law No. 5198, the base wage for Social Security contributions has been equalized to the minimum wage since July 1, 2004. Social security contributions were paid into funds that were not consolidated under the central government accounts. These funds have been combined under the Social Security Institution by the Social Security Law No. 5502. Within the same income range, there is an additional contribution to the unemployment fund of 1% by the employee and 2% by the employer.

According to Article 28 of Law No.5763, as of January 1, 2008, the amount corresponding to 5 points of an employer’s contributions shall be matched by the Treasury. Taking into account the socio-economic development index, an additional 6 points of employer’s contribution has also been provided in the insured employment workplaces which employ 10 or more insured employees in 52 provinces determined by the Council of Ministers. Article 20 of the same law provides that a percentage of social security employers’ contributions of male employees between ages 18-29 and female employees regardless of age that were recruited within 2 years of January 7, 2008 will be paid by the unemployment insurance fund according to the following scale: 100% for the first year of employment, 80% for the second year, 60% for the third year, 40% for the fourth year and 20% for the fifth year.

Value Added Tax

VAT is a broad based tax on consumer spending and normally has a neutral effect on businesses because the input VAT is deductible from the output VAT. The following transactions performed in Turkey, among others, are subject to VAT:

●	the supply of goods and services in the course of commercial, industrial, agricultural, and professional activities;

●	the importation of all goods and services; and

●	activities described under VAT Law Article 1 as “deliveries and services arising from other activities”.

Exemptions under the VAT Law can either be full or partial exemptions. Full exemptions permit deductions and refund of taxes imposed. While partial exemptions do not allow deduction and/or refund of taxes incurred and, based on the scope of work, provide for the incurrence of taxes as cost or expense.

The following transactions are fully exempt with the right to deduct input VAT:

●	the exportation of goods;

●	the supply of services abroad;

●	the processing of goods for exports;

●	the supply of ships, aircraft, and rail transportation vehicles, and the supply of services related to the manufacture of such vehicles;

●	the supply of services to ships and aircraft at harbors or airports;

●	the supply of international transport services;

●	the supply of goods and services to persons engaged in the exploration for prospecting activities;

●	the supply of machinery and equipment and the sale and lease of software and royalties to persons who are normally subject to tax but who have provided an investment document showing that the machinery and equipment are part of an investment;

●	international roaming contracts according to the reciprocity principle;

●	the supply of goods and services related to the exploration, operation and refining of gold, silver and platinum;

●	goods and services related to national security;

●	goods and construction works related to the construction, renovation and enlargement of railways connected to seaports, seaports and airports;

●	diplomatic exemptions;

●	the supply of gas oil for trucks and tractor trailers which transport export goods; and

●	any kind of equipment and computer programs designated exclusively for education, employment and to improve the daily life of disabled persons.

The following transactions are exempt from VAT without the right to deduct input VAT or refund VAT (Partial Exemptions):

●	Exemptions for cultural and educational purposes;

●	Exemptions for social purposes;

●	Exemptions for military purposes; and

●	Other exemptions listed under VAT Law Article 17.

Currently, the statutory rate of VAT is 10% for each transaction subject to VAT. However, the standard rate of 18% is applied pursuant to the Cabinet Decree No 2007/13033. A reduced rate of 1% is applied to goods and services listed on List (I) annexed to the Cabinet Decree, which includes newspapers and magazines, used passenger cars and tractors, funeral services and agricultural products. A reduced rate of 8% is applied to goods and services listed on List (II) annexed to the Cabinet Decree, which includes food products, cash registers, cinema and theatre tickets, and health care services. Goods and services that do not fall onto either List (I) or List (II) are subject to the standard rate.

Developments in Tax Policy

Excise Tax

With a view toward simplifying and harmonizing the indirect tax system with the EU, a unified Excise Tax was enacted in June 2002 to consolidate a range of selective taxes on energy products, vehicles, alcohol and tobacco products, and a range of luxury consumer goods into a single tax charged on importation and domestic production of selected goods.

The Excise Tax is an important tax which comprised approximately 26.2% of total tax revenues (excluding social security contributions) in 2013, 25.8% in 2014, 26.0% in 2015, 26.2% in 2016 and 25.8% in 2017 and 21.5% in 2018.

The Excise Tax tariff is composed of four lists:

●	List I includes petroleum products, natural gas, lubricating oil, solvents and derivatives of solvents;

●	List II includes registered and non-registered motor vehicles;

●	List III covers alcoholic beverages, non-alcoholic beer, packaged fruit juice (excluding 100 % juices), cola, soda, soda pops, tobacco products and macarons; and

●	List IV covers a range of consumer durables and luxury goods.

The taxpayers for List I, III and IV are producers or importers and sellers through public auction. The taxpayers for vehicles under List II which are subject to entry and registration are the persons who carry out the trade, import to use or sale by auction and the taxpayers for vehicles under List II not subject to entry and registration are their importers, manufacturers and sellers by auction before excise duty is applied.

In 2018, the excise duty of certain motor vehicles was reduced by 15 percentage points to fight inflation and support the general economy.

Investment Tax Allowance System

Taxpayers can deduct, regardless of any time limitation, the amount of investment allowance exemption. However, the deductible amount may not exceed 25% of the related annual gain amount. On February 9, 2012, the Constitutional Court annulled that restriction on the deductible investment allowance, so corporate taxpayers could deduct the entire amount of investment allowance (including earnings in 2011).

Minimum Living Allowance

The annual gross amount of minimum wage which is received from the beginning of the calendar year in which the wage is earned is multiplied by 50% for the taxpayer him or herself, 10% for a spouse who neither works nor has an income, 7.5% for the each of the first two children, 10% for the third child, and 5% for any other children. This final number is multiplied with the rate (15%) applied to the first income bracket of the Personal Income Tax Schedule stated in Article 103 so that the minimum living allowance amount is calculated. One-twelfth of this amount is deducted from the income tax amount calculated for monthly wage income. The minimum living relief is applied to employees in the industry sector. On December 31, 2013, the Minimum Wage Commission Decision eliminated the concept of a different minimum wage based on age. Thus, one minimum wage was introduced.

According to Article 32 of Income Tax law, net monthly minimum wage amount for a single employee cannot be lower than the amount declared at the beginning of the year. If the amount decreases below the declared net minimum wage at the beginning of the year due to the progressive tax rates, the difference will be compensated through an increase in minimum living allowance amount. Individuals whose wages are not taxed in the lump sum method may benefit from the minimum living allowance.

VAT

Article 26 of the Law No. 6552 amended Article 17/4-g of Law No. 3065 on September 11, 2014, so that importation of precious stones (diamond, brilliant, ruby, emerald, topaz, sapphire, chrysotile, pearl) for trading within exchanges situated in Turkey pursuant to the Capital Market Law No. 6362 and certain related activities are exempted from VAT.

With the temporary Article 34 added to the Law No. 3065 on April 7, 2015, supplies of goods and services to those that modernize and construct transit petroleum pipe line projects which are exempt from VAT within the context of international convention provisions are included in the exemption.

Article 13/1 was added to the Law No. 3065 on February 10, 2016. This article provides that supplies of fertilizers registered by the Ministry of Food, Agriculture and Livestock, supplies of raw materials used in these products to fertilizer producers, supplies of oil cake and feeds (except for cat-dog food) are exempted from VAT.

Temporary Article 20 (paragraph 1) of the Law No. 3065 was amended on February 26, 2016, so that supplies of services in the form of system management, data management, business applications, sectoral, internet, games, mobile and military command control application software produced by entrepreneurs operating in technology development zone and specialty technology development zone are exempted from VAT.

Law No. 6728 (dated August 9, 2016) exempts interest income derived from purchasing bonds from VAT. With the same Law, participation banks, development and investment banks engaging in sale-lease back transactions are exempted from VAT.

Effective August 9, 2016, Article 44 of Law No. 6728 has been amended so that the VAT amounts paid when importing goods or and taxes on disguised profit distributions through transfer pricing are no longer considered a nondeductible VAT.

On November 24, 2016, Article 17/4-ı of the Law No. 3065 was amended so that transportation of goods to and from free zones with exportation purposes is also exempt from VAT.

According to Article 9 of Law No.6741 on the establishment and management of the Turkish Wealth Fund, as of August 26, 2016, transfer of assets and rights to the Turkish Wealth Fund and sub-funds related to the Turkish Wealth Fund, and supply and services made through the management of these assets and rights by the Turkish Wealth Fund Management Joint Stock Company are exempted from VAT.

With the amendment to Article 13 of Value Added Tax Law (via Law No. 6824), in order to increase inflow of foreign currency and encourage construction sector, first sale of workplace and housing to non-residents has been exempted from VAT, provided that sale value is paid in foreign currency.

With the amendment to Article 9 of Value Added Tax Law (via Law No. 7061), electronic services supplied by non-residents to real person in Turkey who are not VAT taxpayer will be declared and paid by non-residents.

With the amendment to Article 17 of Value Added Tax Law (via Law No. 7061), the roaming services charge has been exempted from VAT. This charge has already been exempted from special communication tax in accordance with Article 39 of Expenditure Taxes Law.

With the amendment to Article 13 of Value Added Tax Law (via Law No. 7104), new machinery and equipment deliveries made exclusively for those engaged in research and development, innovation and design activities have been exempted from VAT.

With the amendment to Article 29 of Value Added Tax Law (via Law No. 7104), the input VAT deduction time limit was expanded. The input VAT may now be deducted until the end of the next fiscal year as long as it is recorded in the statutory books. This new time limit entered into force on January 1, 2019.

With the amendment to Articles 29 and 30 of Value Added Tax Law (via Law No. 7104), relief is provided for VAT declared and paid in relation to receivables that turned into bad debt as per Article 322 of Tax Procedures Law. Such VAT can be deducted in the period in which the bad debt is recorded as a loss. Thus, a supplier who has recorded and paid VAT on a supply, but who has not been paid for that supply, will be able to deduct the VAT paid. This relief entered into force on January 1, 2019.

With the amendment to Article 30 of Value Added Tax Law (via Law No. 7104), a facility of deduction was introduced (through the parenthetical provision added into the Article) for VAT incurred with respect to the loss of depreciable economical assets following the accomplishment of their useful life or delivered within the scope of an exemption, or with respect to the loss of depreciable economical assets without accomplishing their useful life or which were delivered within the scope of an exemption. However, proportional VAT deduction is allowed, so only the VAT corresponding to the undepreciated portion must be paid.

With an amendment made by Law No. 7104, the repealed Article 38 of the Value Added Tax Law has been re-arranged with the title “turnover-based taxation” and a new VAT declaration method has been introduced for those who are self-employed or whose commercial income is determined based on simplified accounting methods. Under this new method, the VAT liability is calculated by simply multiplying taxpayer turnover with the coefficients determined by the President based on sector and occupational cluster, without deducting any input VAT incurred on purchases. The purpose of this is the simplification of the processes to be handled by small volume taxpayers, so as to make their compliance with the system easier. The simplified VAT method is optional, but once the taxpayer chooses to be taxed by the simplified method, he cannot switch to the normal method for a period of two years. The new method became available starting on January 1, 2019.

With the amendment made to the temporary Article 37 of the Value Added Tax Law by Law No. 7161, VAT incurred due to construction work in 2017, 2018 and 2019 will be refunded in the following year. This was enacted in order to reduce the tax burden on industrial investment arising from VAT.

With the amendment made to temporary Article 39 of the Value Added Tax Law by Law No. 7103, delivery of new machinery and equipment to be used exclusively in the manufacturing industry for value added taxpayers with an industrial registry certificate, as well as new machinery and equipment deliveries made to research and development, innovation and design activities in technology development zones, research and design centers and research laboratories within the scope of Law No. 6550 are exclusively exempt from VAT.

With the amendment made to Article 17/4-ö of the Value Added Tax Law by Law No. 7104, in the bonded areas where customs warehouses and temporary storage sites and customs services are provided, the goods subject to import and export operations and the storage, terminal and storage services provided for the goods traded under the transit regime are exempt from VAT.

Income Tax

(1) Personal Income Tax

With the amendment of Article 75 of the Personal Income Tax Law by Article 80 of Law No. 6111, effective February 2, 2011, the income derived from leasing certificates issued by leasing companies will be considered capital gains. Therefore, income derived from leasing certificates issued abroad will be considered within the scope of withholding according to article 94 of the Personal Income Tax Law. Provisions of Temporary article 67 of the Personal Income Tax Law will be applicable to income derived from leasing certificates issued in Turkey as for the taxation of sales and incomes derived from holding period of securities and other capital market instruments.

With the new article added to the Personal Income Tax Law by Law No. 6322, effective June 15, 2012, for investments in certain provinces determined by the Council of Ministers, during the period of the effective date of this article and December 31, 2023, for the incentive certificates to be issued by the Ministry of Economy and income tax calculated for the portion of actively recruited employees’ wages corresponding to minimum wage tax will not be paid for ten years starting from the date when such investment partially or wholly begins to operate.

With the new provisional article added to the Personal Income Tax Law by Law No. 6327, effective June 13, 2012, until December 31, 2017, natural persons who are investors (provided that hold participation shares of joint-stock companies for at least two years) will be able to deduct from their income tax base up to 75% of the capital they invest.

Effective June 13, 2012, the above mentioned deduction rate has been set at 100% for natural persons who hold participations in corporations whose projects have been supported within the last five years within the scope of programs determined by Ministry of Science, Industry and Technology, Scientific and Technological Research Council of Turkey, Small and Medium Enterprises Development Organization.

Since September 22, 2017, gold-based government domestic debt securities issued by Ministry of Treasury and Finance are subject to withholding of 0%.

(2) Corporate Income Tax

According to Law No. 6728, as of July 15, 2016, provided that the relevant assets are acquired back at the end of the contract period with the aim of lease back under the Law No. 6361 on Financial Leasing, Factoring and Financing Companies, the profits arising from the sale of assets from source institutions (originators) to leasing companies, participation banks, development and investment banks to the transferor institution are exempted from corporation tax. Also, profits arising from the transfer of such assets from leasing companies, participation banks, development and investment banks to the transferor institution are exempted from corporation tax. The profits arising from the sale of assets and rights by source institutions (originators) to asset leasing companies with the aim of issuing lease certificates, provided that those assets will be reacquired, and profits from the resale of such assets by asset leasing companies to the transferor institution are exempted from corporation tax.

Effective June 15, 2012, with the amendment of Article 15 of the Corporate Tax Law, income derived from leasing certificates issued by asset leasing companies and their compulsory payment by the intermediary company will be considered within the scope of withholding.

According to amendment of Article 32/A of the Corporate Income Tax Law by Law No. 6322, effective June 15, 2012, the Council of Ministers is authorized, as a deduction from the investment contribution amount, to apply the reduced corporate income tax rate to an investor’s revenue from other activities within the investment period and to reduce the 50% deduction rate to 0% for every city group and increase this rate to 80% provided that such deduction will not exceed 50% of the total investment contribution amount and the amount of realized investment expense.

Effective June 15, 2012, declaration is not required for gains from foreign funds, if portfolio management companies that have a portfolio management license issued by the Capital Markets Boards are not such funds’ permanent representative, permanent establishment or legal head office, if certain conditions are met.

With clause (i) added to Article 10 of Corporate Income Tax Law (Law no: 5520) in 2015, equity companies (except those operating in the banking, finance or insurance sectors and state controlled entities) can deduct 50% of the amount calculated for the fiscal year using the weighted average interest rate last announced by Central Bank over their cash capital increase. Also newly established equity companies are allowed to deduct 50% of the amount calculated for the fiscal year using the weighted average interest rate last announced by Central Bank over the cash part of their paid capital.

With Law No. 6770, in the case of mergers of SME’s with an industrial registry certificate and operating in the manufacturing sector, the Council of Ministers is authorized to apply the corporate tax rate with up to a 75% reduction for three years.

With Law No. 7061, 50% of the earnings obtained from the sale of immovable properties and 75% of the earnings obtained from the sale of founders’ shares, redeemed shares and preferential rights which are held in the assets of the corporations for at least two full years have been exempted from corporate tax. The scope of the exemption which covered the earnings obtained from the transfer of immovables and stocks to banks (due to credit default) has been expanded to cover leasing and financing companies. 50% of the earnings from the sale of immovables acquired due to insolvency, and 75% of the earnings from the sale of other assets have been exempted from corporation tax. Law No. 7061 has enabled leasing and financing companies to deduct loan loss from corporate tax base like banks. The contribution rates, for investment expenditures under the investment incentive certificate for manufacturing industry, have been increased to 70%, 80% and 100%, respectively, and the contribution rate has been increased to 100%.

Law No. 7103 (dated March 21, 2018) amended Article 4/1-ö of Law No. 5520 (the Corporate Tax Law) and provided that the corporate tax exemption on regional management centers was to be repealed within the context of harmonizing international standards. This provision was enacted on January 1, 2019 (to be effective from January 1, 2022 for the regional management centers established as of January 1, 2019). Further, under the same law, depreciation durations to be applied for new machinery and equipment (acquired from May 1, 2018 to the end of the 2019 calendar year) to be used in manufacturing industry and research and development, innovation and design activities and investment incentive certificated activities were shortened.

With Presidential Decree No. 476 (dated December 18, 2018 and effective January 1, 2019), payments made to those providing advertising services supplied on the internet, or acting as an intermediary in delivering these services, have been included into the scope of withholding tax. The purchaser of these services is required to deduct 15% tax on the payment to the service provider or to the party acting as intermediary. There is no withholding tax if the supplier of the online advertising is a Turkish resident company.

(3) New Incentive System in Corporate Income Tax Law

According to Article 32/A annexed to Corporate Income Tax Law No. 5520 pursuant to Law No. 5838, effective June 15, 2012, earnings which are stipulated in the Corporate Income Tax Law and are derived from investments made under the coverage of an incentive certificate issued by the Ministry of Economy shall be subject to reduced corporate income tax rates until such earnings reach the investment contribution rate beginning from the accounting period in which the investment begins to operate fully or partially, except for institutions operating in finance and insurance sectors, business partnerships, contracting businesses as well as the investments made under the Law No. 4283 and the Law No. 3996 and the investments made upon copyrights. Law No. 6322 provides for a reduced corporate tax rate for investments in the incentive system.

Reduced income or corporate tax rates will be imposed on the investor’s income under the incentive scheme according to certain characteristics of the investment until the amount calculated based on government’s contribution rate, determined by the same scheme and corresponding to a certain percentage of the fixed investment amount, is reached. The contribution rate to investment refers to the rate of the fixed investment subject to tax deduction, whereas tax deduction refers to the rate of income or corporate tax to be reduced until the contribution rate is reached.

Other Taxes

Effective June 15, 2012, a new article added to the Tax Procedural Law by Law No. 6322, permits venture capital funds founded in Turkey under the supervision of the Capital Markets Board to set aside from relevant corporate earnings up to the lesser of 10% of declared income or 20% of shareholder’s equity, for the purpose of adding capital to venture capital trusts and funds or purchasing shares from these funds and trusts.

With the Law Amending Some of the Laws for Improving Investment Environment (No. 6728) the Article related to exemption in lease certificates was amended establishing a new regulation that entered into force on August 9, 2016 requiring that papers issued in accordance with the different lease certificate types determined by Capital Markets Board, lease certificate payments and all kinds of papers issued in accordance with their securities are exempted from stamp tax and, the scope of fees exemption was extended taking into account the amendments made in lease certificate issue in the capital markets regulations.

With the amendment made by Law no. 6728 dated July 15, 2016, usage of credits, insurance and lease certificates papers and certain related contracts have been exempted from stamp duty taxes. With the same amendment, share transfers of joint stock, limited partnerships and limited liability companies and any assets and rights that constitute the basis for the export of lease certificates and any guarantees, mortgages and similar transactions have been exempted from stamp duty taxes.

With the amendment made by Law No. 7061, the papers issued by Special Purpose Vehicles established for providing funding through an issuance of securities abroad to finance projects of public-private partnership have been exempt from stamp duty. The President of the Republic has been authorized to differentiate the duty amounts of certain types of paper. Law No. 7061 also exempts the transactions of the Special Purpose Vehicles established for providing funding through an issuance of securities abroad to finance public private partnership projects from fees (excluding judicial fees). Law No. 7061 abolishes the fees related to method determination agreement for transfer pricing. Law No. 7061 increases the Inheritance and Gift Tax rate applied to prizes from contests and draws from 10% to 20%.

Tax Revenues

The following table sets forth tax revenues for the years indicated:

Table 45

(in millions of TL)	2014	2015	2016	2017	2018
Total Tax Revenues	352.514	407.818	459.002	536.617	621.311
Personal Income Tax	73.902	85.756	96.605	112.401	138.986
Corporate Income tax	32.305	33.388	42.970	52.906	78.672
Motor Vehicle Tax	7.787	8.949	9.986	10.825	12.844
Domestic Value Added Tax(VAT)	38.121	46.424	53.987	55.584	56.353
Excise Tax	91.095	105.923	120.402	138.339	133.901
Petroleum Consumption Tax (Within Excise Tax)	45.628	50.830	56.296	63.603	55.593
Banking and Insurance Transaction Tax	7.487	9.172	11.068	13.270	18.184
Stamp Duty	10.325	12.045	13.419	15.596	16.959
Fees	14.511	16.985	17.822	19.237	21.659
Special Communication Tax	4.640	4.732	4.976	3.817	3.440
VAT on Imports	64.411	74.646	76.836	100.096	122.114
Other Tax Revenues	7.931	9.800	10.932	14.548	18.198

Source: Ministry of Treasury and Finance General Directorate of Revenue Policies

The following table sets forth the components of tax revenues as a percentage of GDP for the years indicated:

Table 46

(% of GDP)	2014	2015	2016	2017	2018
Total Tax Revenues	17.24	17.44	17.60	17.27	16.79
Personal Income Tax	3.61	3.67	3.70	3.62	3.76
Corporate Income tax	1.58	1.43	1.65	1.70	2.13
Motor Vehicle Tax	0.38	0.38	0.38	0.35	0.35
Domestic Value Added Tax(VAT)	1.86	1.99	2.07	1.79	1.52
Excise Tax	4.46	4.53	4.62	4.45	3.62
Petroleum Consumption Tax (Within Excise Tax)	2.23	2.17	2.16	2.05	1.50
Banking and Insurance Transaction Tax	0.37	0.39	0.42	0.43	0.49
Stamp Duty	0.51	0.52	0.51	0.50	0.46
Fees	0.71	0.73	0.68	0.62	0.59
Special Communication Tax	0.23	0.20	0.19	0.12	0.09
VAT on Imports	3.15	3.19	2.95	3.22	3.30
Other Tax Revenues	0.39	0.42	0.42	0.47	0.49

Source: Ministry of Treasury and Finance General Directorate of Revenue Policies

STATE OWNED ENTERPRISES

State owned enterprises (“SOEs”) (companies that are subject to Decree Law 233, 100% of shares of which are owned by the State) continue to play an important role in the Turkish economy. As of December 31, 2018 there are 22 SOEs that are subject to Decree Law No. 233 (including four affiliates of Turkish State Railways (“TCDD”) (Turkish-Sudan International Agriculture and Livestock Inc., which is an affiliate of Agricultural Enterprises Directorate General (TİGEM), is not included in these statistics because it did not commence its operations as of the end of 2018.)). Besides of these companies, there are public undertakings that are subject to Law No. 4046 in the portfolio of the Privatization Administration, an affiliate agency of the Ministry of Treasury and Finance. There are also wholly or majority state owned banks, such as: T.C. Ziraat Bank, T. Halk Bank, Kalkınma ve Yatırım Bank, T.Emlak Katılım Bank and Eximbank. A publicly owned satellite company, TÜRKSAT A.S., a postal company, PTT A.S., ASFAT Inc. (Military Factory and Shipyard Management Inc.), USHAŞ (International Health Services Inc.) and Turkish Reassurance Company, together with the above-named banks have their own legislation. In addition, there are various publicly majority-owned companies, which are the subsidiaries of government agencies, municipalities and foundations controlled by the government.

Additionally the Turkish Wealth Fund is a sovereign and publicly-owned wealth fund founded in August 2016. In 2017, ownership of Ziraat Bank, TÜRKSAT, BOTAŞ, PTT, TPAO, Eti Maden, Çaykur, state stakes of Turkish Airlines (49.12%), Türk Telekom (6.68%), Borsa İstanbul (73.6%) (in 2018, Nasdaq OMX sold its 7% equity stake to the Turkish Wealth Fund, accordingly so such fund’s stake in Borsa İstanbul increased from 73.6% to 80.6%), TDİ (49.0%) and Halkbank (51.11%) were transferred to the Turkish Wealth Fund.

Major non-financial companies subject to Decree Law 233 and Privatization Administration’s portfolios are Mechanical and Chemical Industry Corporation, Turkish Grain Board, Electricity Generation Corporation (upon the promulgation of Decree Law No: 703 dated September 7, 2018, Turkish Electricity Trading and Contracting Company merged with Electricity Generation Corporation), Turkish Electricity Transmission Company, Petroleum Pipeline Corporation, Turkish State Railways, Turkish Coal Enterprise, Turkish Hard Coal Company, ETI Mining Enterprises, Turkish Petroleum Corporation, CAYKUR Tea Company and Turkish Sugar Factories Inc. Supervision, regulation and audit of the aforementioned companies are carried out by several government agencies; including, the Ministry of Treasury and Finance, the Turkish Court of Accounts, Line Ministries and the Privatization Administration.

In addition, as of January 1, 2015, SOEs became subject to independent external audit based on the International Standards on Auditing, meaning that SOEs must also report their financial statements according to International Financial Reporting Standards. Furthermore, SOEs are required to establish internal control systems in order to enhance their corporate governance and control mechanisms in line with the international corporate governance principles.

State-owned banks Ziraat Bank and Halk Bank are public joint-stock companies, subject to banking and commercial laws only. Ziraat Bank and Halk Bank are among the largest commercial banks, holding 26.8% of total savings deposits in Turkey as of December 31, 2018.

In addition to receiving funding directly from the Government budget in the form of capital injection, SOEs are also allowed to borrow from domestic commercial banks and foreign banks.

The borrowing requirements of SOEs that are subject to Decree No. 233 and Law No. 4046 decreased from approximately TL 2.1 billion in 2017 to TL -3.1 billion in 2018. This decrease in borrowing requirement means that the SOE system needs to be financed higher.

The following table summarizes information related to the financing requirements of the above-mentioned SOE System for the years indicated:

Table 47

Financing Requirements of SOE System (in thousands of Turkish Lira)	2014	2015	2016	2017	2018*
Total financing requirement	-9,630,891	-13,773,158	-16,588,422	-18,691,673	-24,813,722
Increase (reduction) from internally generated funds	-5,436,173	4,138,583	14,849,704	8,939,165	6,431,291
Net financing requirement from outside sources	-15,067,065	-9,634,575	-1,768,718	-9,752,508	-18,382,432
Transfers from consolidated budget	14,890,689	10,939,051	10,272,086	11,816,171	15,316,275
Borrowing requirement	-176,375	1,304,476	8,503,368	2,063,663	-3,066,157
Deferred payments	-16,632,851	-6,581,408	2,727,052	-691,915	12,556,228

Financing Requirements of SOE System (in thousands of Turkish Lira)	2014	2015	2016	2017	2018*
Advance payments	5,788,049	-4,535,525	-9,397,958	-9,330,828	-25,676,318
Cash financing requirement	-11,021,178	-9,812,457	1,832,462	-7,959,080	-16,186,247
Change in cash	9,285,222	4,064,307	-5,618,089	3,533,716	3,239,402
Securities and deposits	-6,627	-287,959	-256,061	3,377	-59,250,0
Domestic bank borrowing, net	2,128,555	4,467,615	3,462,642	1,981,855	6,168,195
Foreign borrowing, net	-385,972	1,568,493	579,046	2,440,132	6,837,900
Government bonds	0	0	0	0	0

*	Provisional

Source: Ministry of Treasury and Finance

In 2018, the SOE System reported a profit of TL 5.1 billion.

SOE System investments accounted for 11.2% of total public sector fixed investments in 2014, 10.05% in 2015, 8.74% in 2016, 10.55% in 2017 and 12.4% in 2018 (total public sector fixed investments consist of SOEs, central government, local government and social security institutions’ figures).

Budgetary transfers to the SOE System accounted for approximately 3.3%, 2.2%, 1.8%, 1.7% and 1.8% of central management budget expenditures in 2014, 2015, 2016, 2017 and 2018, respectively.

The following table summarizes the profits and losses of SOE System for the years indicated:

Table 48

Profits and Losses of SOE System (in thousands of Turkish Lira)	2014	2015	2016	2017	2018
Total Revenues	126,720,044	124,404,885	112,470,188	126,145,296	166,835,674
Total Expenditures	128,646,137	121,653,689	94,998,047	118,688,180	161,752,123
Profit (loss)	-1,926,093	2,751,196	17,472,141	7,457,116	5,083,551

*	Provisional

Source: Ministry of Treasury and Finance

Electricity Sector

The restructuring process for electricity markets in Turkey has been in progress since early 2000s. Significant steps were taken towards a fundamental restructuring of SOEs in the electricity sector after the Electricity Market Law (Law No. 4628), came into effect in March 2001. The ultimate goal is to develop a transparent, competitive and liberalized electricity market, to achieve stability of supply, and to ensure environmentally friendly electricity at a low cost and of good quality.

Turkish Electricity Generation and Transmission Company was divided into three separate entities as Electricity Generation Company (“EUAS”), Turkish Electricity Transmission Company (“TEIAS”) and Turkish Electricity Trading And Contracting Company (“TETAS”) in 2001. These companies are responsible for the generation of electricity at power plants, transmission of electricity and trading of electricity, respectively.

With the completion of restructuring process, the distribution regions were divided into 21 regions. Distribution of the electricity to the final consumer is being carried out by these 21 distribution companies, all of which were privatized as of 2013.

While the Government keeps the ownership of TEIAS, it regulates the sector through the Energy Market Regulatory Authority. Standard regulatory functions include licensing, tariff setting, market monitoring, and dispute settlement. TEIAS operates high voltage transmission systems in Turkey and has a monopoly in this sector.

As of 2018, EUAS has 7 thermal and 49 hydroelectric power plants and 1 wind power plant and it has an installed capacity of 18,489 MW in total (5,657 MW of which is from thermal power plants, 12,824 MW of which is from hydroelectric power plants and 7 MW of which is from the wind power plant). While Turkey has an 88,889 MW installed capacity, the share of EUAS of the installed capacity is 20.8% in the sector.

Until July 2018, when TETAS and EUAS merged under EUAS, TETAS was primarily responsible for purchasing electricity from privately owned Build-Operate, Build-Operate-Transfer and Transfer of Operating Rights power plants and EUAS hydro power plants, selling the purchased electricity to electricity distribution companies and assigned supplier companies (incumbent retailers), and exporting and importing electricity. Since then, these activities have been carried out by EUAS.

The New Electricity Market Law (“EML”) was enacted in March 2013. Former Electricity Market Law No. 4628 was partially amended by the new law and its title was changed to “Law on the Organization and Duties of the Energy Market Regulatory Authority.”

The EML includes some important changes, such as amendments to license types, framing provisions for each type of market activity, specific provisions for certain license types (i.e., generation, distribution) and a preliminary licensing mechanism. It also establishes a new company, the Energy Market Operation Joint Stock Company (“EPIAS”) which is an independent private company authorized for the energy market operations. With the completion of registration procedures, EPIAS was officially founded on March 18, 2015 and began operating on September 18, 2015. EPIAS has also taken over the Market Financial Settlement Center’s functions, including carrying out the day-ahead and intra-day market activities which started on July 1, 2015. Instruments of the electricity derivative market, which is operating under Borsa Istanbul, depend on spot electricity prices that are derived from EPIAS market operations.

Within the scope of the privatization program in the electricity sector, as of 2013, all of the distribution companies have been privatized. As for the electricity generation companies, the privatization process for Yenikoy, Yatagan, Kemerkoy, Catalagzi Thermal Power Plants and Kayakoy, Esendal, Isiklar, Dere and Ivriz hydro power plants, which have a total 1,986 MW installed capacity, was completed in 2014. The privatization process for Orhaneli, Tunçbilek, Soma thermal power plants, which have a total 1,565 MW installed capacity, was completed in June 2015. The privatization process of Hopa power plant was completed in 2016. In 2017, ten hydroelectric power plants with a total installed capacity of 324 MW were privatized. In 2018, privatization process of ten more hydroelectric power plants was completed.

Gas Sector

The sector is dominated by the government-owned Petroleum Pipeline Corporation (“BOTAS”), which is one of the most prominent SOEs in the energy sector and owns pipeline infrastructure for oil and gas transmission, LNG terminals, and gas distribution facilities.

The first Floating Storage and Regasification Unit (“FSRU”) of Turkey in Aliağa/İzmir was commissioned on December 23, 2016, and second FSRU Terminal in Dörtyol/Hatay was commissioned on February 7, 2018 with the aim to achieve supply security and diversification of gas sources.

To ensure supply security, Silivri Natural Gas Storage Facility, with storage capacity of 2.84 billion Sm3, was taken over by BOTAS as of September 1, 2016. The first phase of Salt Lake Storage Project has a storage capacity of 1 billion Sm3 and started the first gas filling process in February 2017.

The TANAP Project brings natural gas produced from Azerbaijan’s Shah Deniz-2 gas field and other areas of the Caspian Sea, not only to Turkey, but also to Europe. The TANAP Project, along with the South Caucasus Pipeline and the Trans-Adriatic Pipeline, forms the elements of the Southern Gas Corridor. The Southern Gas Corridor Closed Joint Stock Company (58%), BOTAS (30%) and British Petroleum (12%) are the three partners in the project. The Gas Transportation Agreement, Funding Agreement, Share Purchase Agreement and Accession Agreement, agreements supporting the TANAP Project, were signed between BOTAŞ and SOCAR on May 30, 2014 in İstanbul. The Shareholders’ Agreement and its annex Term Loan Facility Agreement were signed on March 13, 2015 in Ankara. The Groundbreaking Ceremony of the TANAP Project occurred on March 17, 2015.

Mining Sector

Eti Mining Enterprises (“Eti Maden”), with U.S.$987.2 million export revenue in 2018, is an important SOE in the mining sector. The company’s operations include mining, processing and marketing of Turkey’s boron resources, Presently, Eti Maden has 73.4% of the world boron reserves, and meets approximately 59.0% of the world boron demand, according to the Eti Maden Boron Sector Report dated 2019.

Turkish Coal Enterprise (“TKI”) holds 12.5% (decreased from 21.4% because of mining license transfers from some TKI coal sites to EUAŞ in 2016) of the Turkish lignite reserves (as of the end of 2018) and sells its products mainly to thermal power plants. Lignite is used for heating and various industrial sectors are the other customers of TKI. Also, TKI distributes lignite to low-income families and receives payments from the Ministry of Treasury and Finance for this distribution.

As of the end of December 2018, EUAS, the General Directorate of Mineral Research and Exploration and the private sector own 88.0% of Turkey’s 17.47 billion tons of lignite reserves.

Turkish Hard Coal Company (“TTK”) is an SOE that produces hard coal in the Zonguldak basin of Turkey. The company primarily sells its product to the energy sector. The iron and steel industry is the second largest consumer for hard coal. TTK has been receiving capital transfers from the Ministry of Treasury and Finance, and receives payments for coal distribution to low-income families.

Petroleum Sector

The Turkish Petroleum Law No. 6491, which aims to provide more competitive, transparent, reliable and stable conditions for domestic and foreign investors for upstream activities, entered into force in June 2013.

Turkish Petroleum Corporation (“TPAO”), formerly an integrated company engaged in all the activity fields of the oil industry including exploration, production, refinery, marketing and transportation, is currently only involved in the exploration, drilling and production sector in the domestic market. TPAO is responsible for approximately 68% of Turkey’s crude oil production and 75% of Turkey’s natural gas production.

On May 26, 2014, TPAO reached an agreement to acquire the French energy firm TOTAL’s 10% stake in Azerbaijan’s Shah Deniz gas project and Southern Caucasian Pipeline. The deal increased TPAO’s stake in the project to 19% from 9%, making TPAO the second largest partner in the multinational consortium.

TPAO purchased its first drill ship, Deepsea Metro 2, from Norway in 2017 to prospect oil in the Eastern Mediterranean and the Black Sea and work on the purchase of a second drill ship continues.

Agriculture Sector

In Turkey, the Turkish Grain Board (“TMO”), the Tea Enterprise (“CAYKUR”), the Meat and Milk Board (“ESK”) and General Directorate of Agricultural Enterprises (“TİGEM”) operate as profit-oriented SOEs in the agricultural sector. They are associated with the Ministry of Forestry and Agriculture, TMO is a company which regulates the grain market when required. As of the end of 2018, TMO had nearly 4. million tons of storage capacity. ESK operates mainly in the meat sector by processing and selling red meat and its products. Since 2016, ESK has performed regulating activities in the milk sector by buying milk and selling milk powder. CAYKUR produces and sells tea and aims to improve the tea agriculture and the quality of tea trees. As of the end of 2018, CAYKUR operated 46 factories and had a nearly 50% market share in tea sales. TİGEM’s main mission is to produce seed, breeding livestock and raw materials for agriculture and the agriculture-based industry and to protect gene resources.

Railways

Law No. 6461 concerning the “Liberalization of the Turkish Railway Transport”, which became effective on May 1, 2013, ensures that railway infrastructure and freight transportation can be operated both by public and private companies and railway infrastructure and train/transportation operations will be separated. The law required that Turkish State Railways (“TCDD”) become an infrastructure operator and required that TCDD Transport Company be established as a subsidiary of TCDD in order to be responsible for train/transportation operations. TCDD Transport Company began operating on January 1, 2017. TCDD Transport Company collaborated with the first private railway train operator, OMSAN Logistics and leased electric locomotives and wagons to the company in October 2017.

Beginning in December 2017, OMSAN Logistics carries 2 million tons of iron a year from Sivas to Hatay, which amounts to 8.0% of Turkey’s annual railway traffic. Additionally, TCDD Transport Company leased five diesel locomotives to Körfez Ulaştirma A.Ş. which is a TÜPRAŞ’s affiliate company. Beginning in December 2017, TÜPRAŞ carries 2.5 million tons of oil in a year, which amounts to 10.0% of Turkey’s annual railway traffic.

High-speed train operations started between Konya and Eskisehir (covering 360 km) in 2013. Ankara-Istanbul high-speed train (covering 533 km) operations began on July 27, 2014.

As of the end of 2018, TCDD owned 12,740 km of track, 1,213 km of which is a high-speed train track and TCDD Transport Company owned 664 locomotives, 96 EMUs, 88 DMUs, 19 high-speed train sets, 846 passenger cars, and 17,046 wagons, according to the 2018 Annual Reports.

PRIVATIZATION IMPLEMENTATIONS

Turkey aims to further enhance its functioning market economy through ensuring openness and competitiveness, upgrading productivity, strengthening the investment climate to attract more Foreign Direct Investment, encouraging private initiative/entrepreneurial skills and, as a result, promoting employment.

As a result, in recent years, unprecedented privatization continues and a noticeable increase in foreign investor interest has occurred. Overall privatization proceeds realized by the Turkish Privatization Administration (the “Privatization Administration”) have reached U.S.$70.2 billion (on a commitment basis) as of December 31, 2018, of which U.S.$50.0 billion in revenue has been generated from the privatization of blue chip companies, including: Türk Telekom, Tüpraş, Erdemir, Halkbank, Petkim, sea ports and other power generation and distribution companies.

Cash transfers to the Treasury from the Privatization Administration (including transfers from privatized companies) were U.S.$3.5 billion, U.S.$2.3 billion, U.S.$3.7 billion, U.S.$2.6 billion and U.S.$1.2 billion for the years 2014, 2015, 2016, 2017 and 2018 respectively. The total amount realized from January 1, 1986 through December 31, 2018 is U.S.$49.7 billion.

From the period January 1, 2014 through December 31, 2018, the privatization implementations of Turkey have resulted in net proceeds of U.S.$11.7 billion (privatization implementations completed by the Privatization Administration).

The following is a summary of the most significant privatization implementations completed between January 1, 2014 and December 31, 2018:

Table 49

Name of the Company	Field of Operation	Date of Privatization	Amount (in millions of U.S. Dollars)
Istanbul Salipazari Cruise Port	Port Operation	2/14/2014	702.0
Yatağan Coal Fired Power Generation.	Power Generation	12/01/2014	1,091.0
Çatalağzı Coal Fired Power Generation	Power Generation	12/22/2014	350.0
KemerköyYeniköy Coal Fired Power Generation and Kemerköy Sea Port	Power Generation & Port Operation	12/23/2014	2,671.0
Various Real Estate of the Government during 2014	Real Estate	year round 2014	1,437.4
Soma B Coal Fired Power Generation	Power Generation	6/22/2015	685.5
Orhaneli Tunçbilek Coal Fired Power Generation	Power Generation	6/22/2015	521.0
Derince Port	Port Operation	2/25/2015	543.0
Various Real Estate of the Government during 2015	Real Estate	year round 2015	240.6
Manavgat HEPP Power Generation	Power Generation	4/04/2016	131.2
Doğankent, Kürtün and Torul HEPP Power Generation	Power Generation	4/29/2016	435.2
Karacaören 1-2 HEPP Power Generation	Power Generation	6/22/2016	177.7
Kadıncık 1-2 HEPP Power Generation	Power Generation	7/15/2016	298.8
Various Real Estate of the Government during 2016	Real Estate	year round 2016	204.7
Turkish Petroleum Oil Distribution Company	Petroleum Oil Distribution	4/04/2017	134.7
Almus ve Köklüce HEPP Power Generation	Power Generation	8/08/2017	212.6
Various Real Estate of the Government during 2017	Real Estate	year round 2017	188.2
Menzelet and Kılavuzlu HEPP Power Generation	Power Generation	3/09/2018	335.0
Turhal Sugar Factory	Sugar Production	6/07/2018	123.4
Çorum Sugar Factory	Sugar Production	6/25/2018	112.1
Afyon Sugar Factory	Sugar Production	8/17/2018	125.0
Various Real Estate of the Government during 2018	Real Estate	year round 2018	239.5

Note: Only privatizations worth U.S.$100 million or more are listed above.

Source: Privatization Administration

Table 50

Privatization implementations by the Privatization Administration by years (in millions of U.S. Dollars)

Source: Privatization Administration

The privatization program and developments with respect thereto implemented in various sectors since 2014 is summarized below.

Energy Sector

Electric Power Generation

(1) Hydroelectric Power Plant (HEPP)

Fethiye HEPP: Fethiye HEPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the Transfer of Operation Rights (“TOR”) method. The highest bidder was Kuzey Birlik Enerji ve Sanayi ve Ticaret A.Ş., who offered U.S.$44.9 million. The sales agreement was signed on March 21,2016.

Manavgat HEPP: Manavgat HEPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Assan Alüminyum ve Sanayi ve Ticaret A.Ş, who offered U.S.$131.2 million. The sales agreement was signed on April 4, 2016.

Doğankent, Kürtün and Torul HEPP: Doğankent, Kürtün and Torun HEPP and their related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was KLK Enerji Üretim A.Ş, established by Kolin İnşaat Turizm San. Ve Tic. A.Ş., who offered U.S.$435.2 million. The sales agreement was signed on April 4, 2016.

Karacaören 1-2 HEPP: Karacaören 1-2 HEPP and its related real estate and tangible assets owned by EÜAŞ was privatized under the TOR method. The highest bidder was Kremna Enerji Üretim A.Ş, established by Gama Enerji A.Ş., who offered U.S.$177.7 million. The sales agreement was signed on June 22, 2016.

Kadıncık 1-2 HEPP: Kadıncık 1-2 HEPP and its related real estate and tangible assets owned by EÜAŞ was privatized under the TOR method. The highest bidder was İC İçtaş, who offered U.S.$298.9 million. The sales agreement was signed on July 15, 2016.

Şanlıurfa HEPP: Şanlıurfa HEPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Rönesans Enerji Üretim ve Ticaret A.Ş., who offered U.S.$68.6 million. The sales agreement was signed on March 1, 2017.

Adigüzel and Kemer HEPP: Adigüzel and Kemer HEPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Bereket Enerji Üretim A.Ş. (Düzce Aksu Elektrik Üretim A.Ş.), who offered U.S.$91.5 million. The sales agreement was signed on May 5, 2017.

Almus and Köklüce HEPP: Almus and Köklüce HEPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Gül Enerji Elektrik Üretim Sanayi ve Ticaret A.Ş., who offered U.S.$212.6 million. The sales agreement was signed on August 8, 2017.

Yenice HEPP: Yenice HEPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Kılıç Enerji Üretim A.Ş., who offered U.S.$34.0 million. The sales agreement was signed on December 15, 2017.

Suçatı, Değirmendere, Karaçay, Kuzuculu HEPPs: Suçatı, Değirmendere, Karaçay, Kuzuculu HEPPs and their related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Abdülmecit Modoğlu İnşaat A.Ş., who offered U.S.$8.0 million. The sales agreement was signed on December 29, 2017.

Anamur, Bozyazı, Mut, Silifke, Zeyne HEPPs: Anamur, Bozyazı, Mut, Silifke, Zeyne HEPPs and their related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was ERG Altyapı İnşaat Turizm Ticaret ve Sanayi Ltd. Şti., who offered U.S.$2.4 million. The sales agreement was signed on January 12, 2018.

Menzelet & Kılavuzlu HEPPs: Menzelet & Kılavuzlu HEPPs and their related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Entek Elektrik A.Ş, who offered U.S.$335.0 million. The sales agreement was signed on March 9, 2018.

Manyas HEPP: Manyas HEPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Aria Teknolojik Yatırımlar A.Ş., who offered U.S.$15.8 million TL. The sales agreement was signed on April 27, 2018.

Gönen HEPP: Gönen HEPP and its related real estate and tangible assets were privatized under the TOR method. The highest bidder was Altek Alarko Elektrik Santralları Tesis İşletme ve Ticaret A.Ş., who offered U.S.$12.3 million. The sales agreement was signed on December 25, 2018.

Sütçüler HEPP: Sütçüler HEPP and its related real estate and tangible assets were privatized under the TOR method. The highest bidder was GNE Elektrik Üretim A.Ş., who offered U.S.$1.6 million. The sales agreement was signed on December 20, 2018.

(2) Coal fired Power Generation Plants

Kemerköy, Yeniköy and Port of Kemerköy: The tender announcements which were made in the second half of 2013 expired at the beginning of 2014. The final negotiations occurred on April 18, 2014. The highest bidder was IC İçtaş Enerji Üretim ve Ticaret A.Ş., with a bid of U.S.$2.7 billion. The transfer of shares was made on December 23, 2014.

Çatalağzı: The tender announcements which were made in the second half of 2013 expired at the beginning of 2014. The final negotiations occurred on April 29, 2014. The highest bidder was Demir Madencilik Petrol Ürünleri Enerji İnşaat Liman Gemi-Yat Yapım Turizm Nakliyat Sanayi ve Ticaret A.Ş., with a bid of U.S. U.S.$351 million and the second highest bidder was Elsan Elektrik Gereçleri Sanayi ve Ticaret A.Ş., with a bid of U.S.$350 million. The highest bidder abandoned the tender, however, and the second highest bidder was invited to proceed with the transfer procedure. The transfer of shares was made on December 22, 2014.

Yatağan: The tender announcements which were made in the second half of 2013 expired at the beginning of 2014. The final negotiations occurred on June 12, 2014. The highest bidder was Elsan Elektrik Gereçleri Sanayi ve Ticaret A.Ş., with a bid of U.S.$1.1 billion. The transfer of shares was made on December 1, 2014.

Orhaneli and Tunçbilek: The tender announcements which were made in the second half 2014 expired in the second half 2014. The final negotiations occurred on September 23, 2014. The highest bidder was Çelikler Taahhüt İnşaat ve Sanayi A.Ş., with a bid of U.S.$521 million. The transfer of shares was made on June 22, 2015.

Soma B: The tender announcement which was made in the second half of 2014 expired at the beginning of 2015. The final negotiations occurred on January 13, 2015. The highest bidder was Konya Şeker Sanayi ve Ticaret A.Ş., with a bid of U.S.$685.5 million. The transfer of shares was made on June 22, 2015.

Çayırhan B: The Coal Mining Area and Power Generation Area owned by EÜAŞ and located in Ankara were privatized under the TOR method. The tender was announced on October 3, 2016 with a pre-qualification and bidding deadline of January 30, 2017. Final negotiations were held on February 6, 2017, and Çelikler-Kalyon-Kolin Joint Venture Group won the tender, with a lowest electricity generation bid of U.S.$/Mwh.60.4. A Transfer of Operation Rights Agreement (valid for 35 years) and an Electricity Sales Agreement (valid for 15 years) were signed by EÜAŞ and Çelikler-Kalyon-Kolin Joint Venture Group on July 11, 2017.

Alpu Coal Mining Area: The tender announcement of the Coal Mining Area and Power Generation Area owned by EÜAŞ located in Alpu and Tepebaşı districts in Eskişehir was issued in 2017. The privatization method has been designated as TOR method as in Çayırhan B Tender. The bidding deadline for this tender is June 27, 2019.

Sugar Sector

In 2018, privatization tender regarding 14 mills of Turkish Sugar Mills Inc. (Türkşeker) was made. 10 mills out of 14 were privatized and the tender for 4 mills were canceled.

Afyon Sugar Mill privatization tender announcement was made on February 21, 2018. The final negotiations with the bidders completed on April 26, 2018. The highest bidder was Doğuş Yiyecek ve İçecek Üretim Sanayi Ticaret A.Ş., with a bid of U.S.$125.0 million. The contract was signed on August 17, 2018.

Alpullu Sugar Mill privatization tender announcement was made on February 21, 2018. The final negotiations with the bidders completed on April 27, 2018. The highest bidder was Binbirgıda Tarım Ürünleri Sanayi ve Ticaret A.Ş., with a bid of U.S.$29.0 million. The contract was signed on November 30, 2018.

Bor Sugar Mill privatization tender announcement was made on February 21, 2018. The final negotiations with the bidders completed on April 06, 2018. The highest bidder was Doğuş Yiyecek ve İçecek Üretim Sanayi Ticaret A.Ş., with a bid of U.S.$53.3 million. The contract was signed on September 20, 2018.

Çorum Sugar Mill privatization tender announcement was made on February 21, 2018. The final negotiations with the bidders completed on April 09, 2018. The highest bidder was Safi Katı Yakıt Sanayi ve Ticaret A.Ş., with a bid of U.S.$112.2 million. The contract was signed on June 25, 2018.

Elbistan Sugar Mill privatization tender announcement was made on February 21, 2018. The final negotiations with the bidders completed on April 26, 2018. The highest bidder was Mutlucan Tuz Madencilik İnşaat Turizm Otomotiv Petrol Nakliye Sanayi ve Ticaret A.Ş., with a bid of U.S.$63.2 million. The contract was signed on July 11, 2018.

Erzurum -Erzincan Sugar Mills privatization tender announcement was made on April 21, 2018. The final negotiations with the bidders completed on May 10, 2018. The highest bidder was Albayrak Turizm Seyahat Inşaat Ticaret A.Ş., with a bid of U.S.$59.3 million. The contract was signed on July 16, 2018.

Kırşehir Sugar Mill privatization tender announcement was made on February 21, 2018. The final negotiations with the bidders completed on April 06, 2018. The highest bidder was Tutgu Gıda Turizm İnşaat İmalat İthalat İhracat Sanayi ve Ticaret Ltd. Şti., with a bid of U.S.$68.1 million. The contract was signed on May 24, 2018.

Muş Sugar Mill privatization tender announcement was made on February 21, 2018. The final negotiations with the bidders completed on April 27, 2018. The highest bidder was MBD İnşaat Sanayi ve Ticaret A.Ş. - Özerka İnşaat Turizm Elektrik Taahhüt Ticaret ve Sanayi Joint Venture, with a bid of U.S.$48.5 million. The contract was signed on July 12, 2018.

Turhal Sugar Mill privatization tender announcement was made on February 21, 2018. The final negotiations with the bidders completed on April 16, 2018. The highest bidder was Kayseri Şeker Fabrikası A.Ş., with a bid of U.S.$123.4 million. The contract was signed on June 07, 2018.

Ports

Derince Port: The retendering process of the Derince Port (a sea port operated by Turkish state railways and marinas) concluded on June 5, 2014. The highest bidder was Safi Katı Yakıt Sanayi ve Ticaret A.Ş., with a bid of U.S.$543 million. The transfer of shares occurred on February 25, 2015.

İzmir Port Authority: The operations of the İzmir Port Authority were transferred to TWF on February 3, 2017 under Privatization High Council decision No. 2017/5.

Port of Salipazari: The port of Salıpazarı, operated by Turkish Maritime Lines, and its vicinity will be converted into a cruiser port with shopping centers, boutique hotels, entertainment units and cultural centers, by 2019. The tender announcement for transfer of management rights for 30 years of Salıpazarı Port was held on May 16, 2013. The highest bidder was Doğuş Holding, with a bid of U.S.$702 million. The contract was signed on February 14, 2014.

Tekirdağ Sea Port: The tender announcement~~s~~ to privatize the sea port under the TOR method for 36 years under the sale method was made on October 11, 2017, and the final bidding date was December 20, 2017. Final negotiations were held on January 5, 2018. The highest bidding amount was U.S.$65.5 million. The tender was approved by the President of the Republic on October 31, 2018. The Agreement for Transfer of Operation Right was made on December 28, 2018 and all procedures have been accomplished.

Güllük Sea Port: The tender announcement to privatize under the TOR method for 45 years was opened, expired and completed during 2017. Subsequent to an announcement made on May 13, 2017, tender was made on July 21, 2017. The highest bidding amount was TRY 11.3 million. The approval and privatization processes are ongoing.

Taşucu Port and Rear area: The tender announcement~~s~~ to privatize the sea port and the rear area of the port under the TOR method for 36 years were opened on April 7, 2018; the last bidding date was April 15, 2019. The tender cancelled as a result of insufficient number of potential investors. Studies for a new tender in 2019 are ongoing.

Çanakkale Kuzu Marina: The tender announcement to privatize the sea port under the TOR method for 36 years were opened on November 5, 2018, the last bidding date was 15 April 2019 and the tender was cancelled as a result of insufficient number of potential investors. Studies for a new tender on 2019 are ongoing.

Fenerbahçe Kalamış Marina: The marina is located in the Anatolian side of Istanbul and classified as the most significant and important marina in Turkey. The tender announcement was made on November 17, 2017 and the tender cancelled on April 27, 2018 as a result of insufficient number of investors. Studies for a new tender on 2019 are ongoing.

Marmara Ereğlisi NATO Receiving Port: Work towards opening a tender is ongoing. Studies for the privatization are ongoing.

Other Sectors

Turkiye Halk Bankasi (Halkbank):With Law No. 6741 enacted on August 19, 2016, the Turkish Sovereign Wealth Fund (“TWF”) and Turkish Sovereign Wealth Fund Management Joint Stock Company (Management Company) were established to encourage diversification and depth of capital markets in Turkey, to utilize publicly owned assets, to facilitate financing from abroad contributing to strategic large-scale investments. Shares of Halkbank belonging to the Privatization Administration were transferred to TWF on February 3, 2017.

Milli Piyango (National Lottery): The privatization process of the “Games of Chance by Grant of a License” ended on January 6, 2017 with Executive Order numbered 680. The entire operation of the “Games of Chance by Grant of a License” was transferred to TWF on January 6, 2017.

Doğusan Pipe Industry Trade Inc.: The Privatization Administration has attempted to privatize its 56,09% shares in Doğusan Pipe Industry Trade Inc. several times. The first and second tenders (2008 and 2009) were cancelled because no bids were received. The third and fourth tenders (2011 and 2012) were canceled because of the bidders refraining from signing the Share Purchase Agreement. The fifth tender, (2016), was cancelled due to inadequacy of the bids. The Privatization Administration continues its efforts to privatize Doğusan.

Erzurum Palandoken and Konakli Ski Resorts: The ski resorts of Erzurum Palandöken and Konaklı were constructed for the 2011 Universidad Winter Games. These facilities meet international accredited winter sport standards in Turkey, with an elevation of, on average, over 2,000 meters. The assets subject to privatization are comprised of real property, plant and equipment, skiing slopes, and mechanical installations (lifts, gondola lift, chairlift, and artificial snow plowing). The tender announcement to privatize the resorts was made at the beginning of 2015 and expired on July 30, 2015. The tender was cancelled due to insufficiency of investor interest. The ownership of the resorts was transferred to the Greater City Municipality of Erzurum with Privatization High Counsel Decision dated July 4, 2016.

MESBAŞ- Mersin Free Trade Zone: The privatization of the 21.26% shares of the sale of subsidiary MESBAŞ of TDI is complete and the contract was signed on November 8, 2017 with Ceyport Terminal Lojistik ve Ticaret A.Ş. The amount of the sale was U.S.$6.7 million.

TP Petrol Dağıtım A.S. (TP Petroleum Distribution Company):The tender announcement was made on August 1, 2016 and final negotiations were completed on October 20, 2016. The highest bidder was Zülfikarlar Holding A.Ş., with a bid of U.S.$134.7 million. The transfer of shares took place on April 4, 2017.

Hidrojen Peroksit A.S.: The tender announcement was made on August 12, 2017 and final negotiations were completed on September 29, 2017. The highest bidder was Barış AKSÜS, with a bid of U.S.$4.5 million. The transfer of shares occurred on July 9, 2018.

EXTRA-BUDGETARY FUNDS

In 1984, due to increasing budgetary restrictions, the Government established a number of Extra Budgetary Funds (“EBFs”) with the objective of financing the implementation and administration of specific Government programs, such as incentive programs for exports and investment, social and housing programs, and public investment projects. At the beginning of the 2000s, most of the extra-budgetary funds were closed in order to ensure unification of the government budget and improve accountability of the government budget.

The following table presents, for the years indicated, the operating balance and financing of four EBFs, including the Privatization Fund, the Defense Industries Support Fund, the Social Aid and Solidarity Fund and the Support Price Stabilization Fund, for the 2014-2018 period:

Table 51

Extra Budgetary Funds (in millions of Turkish Lira)	2014	2015	2016	2017	2018
Revenues	8,577	19,378	11,131	13,368	24,340
Expenditures	10,077	8,962	15,311	22,148	29,116
Surplus (Deficit)	-1,500	10,416	-4,181	-8,780	-4,777
Financing	1,500	-10,416	4,181	8,780	4,777

Source: Presidency of The Republic of Turkey Presidency of Strategy and Budget

Since 2002, the consolidated EBF’s balance included only Privatization, Defense, Solidarity and Support Price Stabilization Funds.

LOCAL GOVERNMENT

The operations of local authorities expanded rapidly following the Government’s 1984 decision to decentralize some responsibilities and to transfer substantial amounts of tax keep revenues to local authorities. Local authorities cover municipalities, special provincial administrations, municipally owned utilities, municipal unions and İlbank operations. In 2014, total expenditures by local authorities increased 5.18% to TL 66,920 million and the surplus was TL 1,191 million. In 2015, total expenditures by local authorities increased 19.69% to TL 80,095 million and the deficit was TL 1,959 million. In 2016, total expenditures by local authorities increased 21.82% to TL 97,575 million and the deficit was TL 10,413 million. In 2017, total expenditures by local authorities increased 21.45% to TL 118,504 million and the deficit was TL 15,963. In 2018, total expenditures by local authorities expected to increase 20.16% to TL 142,391 million and the deficit TL 21,957 million.

The following table presents the operating balance of the local authorities for the years indicated:

Table 52

Local Authorities (in millions of Turkish Lira)	2014	2015	2016	2017	2018(1)
Revenues	68,110	78,136	87,162	102,541	120,434
Expenditures	66,920	80,095	97,575	118,504	142,391
Surplus (Deficit)	1,191	(1,959)	(10,413)	(15,963)	(21,957)

(1)	Provisional

Source: Presidency of Strategy and Budget

PUBLIC SECTOR FIXED INVESTMENT

The following table summarizes public sector fixed investment, including that of the SOEs and the EBFs, by economic sector for the years indicated:

Table 53

Public Sector Fixed Investment (at current prices) (In % of total public sector fixed investment unless otherwise indicated)	2014	2015	2016	2017	2018(1)
Agriculture	8.8	9.1	8.8	8.9	8.4
Mining	1.6	1.7	0.9	1.0	1.8
Manufacturing	0.7	0.7	0.6	0.5	0.7
Energy	5.6	4.5	3.5	3.7	3.9
Transport and communication	37.6	38.6	35.1	35.9	34.8
Tourism	0.5	0.8	0.5	0.5	0.4
Housing	1.0	0.8	0.8	1.3	1.4
Education	16.0	13.0	12.0	10.8	11.1
Health	5.6	5.8	5.4	5.3	6.4
Other Services	22.6	25.1	32.5	32.1	31.2
Total	100.0	100.0	100.0	100.0	100.0
Total (in millions of Turkish Lira)	80,433	95,271	105,823	134,463	163,643

(1)	Provisional estimate.

Source: Presidency of Strategy and Budget

PUBLIC SECTOR BORROWING REQUIREMENT

In 2014, the central government budget deficit was TL 23.4 billion, representing 1.14% of GDP. Total Public Sector Borrowing Requirement (“PSBR”) was realized as 0.53% of GDP. In 2015, the central budget deficit was TL 23.4 billion, representing 1.00% of GDP. Total PSBR was 0.03% of GDP. In 2016, the central budget deficit was TL 29.9 billion, representing 1.15% of GDP. Total PSBR was 1.06% of GDP. In 2017, the central budget deficit was TL 47.8 billion, representing 1.54% of GDP. Total PSBR was 1.81% of GDP. In 2018, the central budget deficit was TL 72.1 billion, representing 1.93% of GDP. Average PSBR was 1.23% of GDP for the 2014-2018 period, subsectors of the public sector other than the central government posted a surplus averaging 0.13% of GDP.

As a result of fiscal policies towards consolidation in general government balances and a growing economy, net debt of the public sector has taken a largely declining path after 2009. In 2013, total public debt stock (gross) as a percentage of GDP was 34.4% and the net debt of the public sector was 10.9%. In 2014, total public debt stock (gross) as a percentage of GDP was 31.8% and the net debt of the public sector declined to 9.1%. In 2015, total public debt stock (gross) as a percentage of GDP slightly decreased to 30.9% and the net debt of the public sector declined to 6.9%. In 2016, total public debt stock (gross) as a percentage of GDP slightly increased to 31.4% and the net debt of the public sector increased to 8.4%. In 2017, total public debt stock (gross) as a percentage of GDP declined to 30.7% and the net debt of the public sector realized as 8.4%. In 2018, total public debt stock (gross) as a percentage of GDP increased to 31.6% and the net debt of the public sector realized as 13.7%.

The following table sets forth information as to Turkey’s public sector borrowing requirement based on the Medium Term Program 2019-2021, figures are adjusted to new GDP data for the years indicated:

Table 54

Public Sector Borrowing Requirement (as a percentage of GDP)	2014	2015	2016	2017	2018(1)
Central Government Budget	1.14	1.00	1.15	1.54	1.93
Local administrations	-0.06	0.08	0.40	0.51	0.59
Social Security Institutions	-0.06	-0.06	0.03	-0.05	0.00
Unemployment Insurance Fund	-0.54	-0.50	-0.39	-0.44	-0.29
Revolving Funds	-0.04	0.02	0.03	0.00	0.02
EBFs	0.07	-0.45	0.16	0.28	0.12
SOEs	0.01	-0.07	-0.32	-0.04	0.34
SOEs not under privatization	0.29	-0.04	-0.34	-0.07	0.35
SOEs under privatization	-0.28	-0.02	0.02	0.04	0.00
Total	0.53	0.03	1.06	1.81	2.70

(1)	Provisional estimate (Medium Term Program)

Source: Presidency of Strategy and Budget

DEBT

GENERAL

In Turkey, the Ministry of Treasury and Finance (the “Treasury” or “MTF”) conducts domestic and external borrowing operations and issues government securities through direct sales, TAP, public offerings and auctions. A TAP sale is non-auction borrowing method used by the Government to enhance market access pursuant to which the Treasury is permitted to reissue bills or bonds of a specific amount and maturity at any time. The Treasury issues various borrowing instruments, such as zero coupon securities, inflation, revenue indexed securities, foreign exchange-denominated securities, gold denominated securities, lease certificates, Government Bonds with fixed coupon payments and floating rate notes.

The Treasury issues two kinds of domestic borrowing securities: (1) Treasury Bills, which have a maturity shorter than one year and (2) Government Bonds, which have a maturity longer than one year. These are considered “marketable” instruments. Auctions are the primary means of borrowing in domestic markets and fixed rate government bonds are the primary external borrowing instruments utilized by Turkey.

Turkey has not defaulted on any principal or interest payment on any external debt represented by bonds issued in public international markets since it began issuing such bonds in 1988.

The total gross outstanding external debt of Turkey was approximately U.S.$467 billion at the end of March 2018, U.S.$457.6 billion at the end of June 2018, U.S.$448.8 billion at the end of September 2018, and U.S.$444.9 billion at the end of December 2018. It was approximately U.S.$455.6 billion as of the end of 2017.

As of January 31, 2019, the aggregate amount of scheduled repayment of principal and interest of external debt of Turkey is U.S.$82.6 billion for 2019 (February-December), U.S.$50.9 billion for 2020, U.S.$47.7 billion for 2021 and U.S.$39.9 billion for 2022.

Turkey’s central government domestic debt was approximately TL 586.1 billion on December 31, 2018, compared to TL 535.4 billion on December 31, 2017. These numbers represent an approximate 1.4 percentage point (pp) decrease (from 17.2% in 2017 to 15.8% in 2018) in the ratio of domestic debt to GDP between two years.

On October 31, 2018, the Treasury published the 2019 financing program based on the 2019-2021 New Economy Program projections. According to the financing program, the total amount of debt service in 2019 is projected to be TL 224.8 billion, comprising payments of TL 118.1 billion in principal and TL 106.7 billion in interest. Total domestic debt service is expected to be TL 164.6 billion while total external debt service is expected to be TL 60.2 billion. On the external financing front, the Treasury announced that up to U.S.$8.0 billion equivalent external financing is planned in 2019 through bond and lease certificate issuances in international markets.

The EU-defined general government debt to GDP ratio in 2018 was 30.4%.

DOMESTIC DEBT

Within the framework of the government’s economic program, aimed at sustainable growth, continued disinflation and a viable debt position, there has been significant improvement in both the level and structure of the Treasury’s domestic debt in recent years, resulting from strong fiscal performance, strategic benchmarking policy and improving market sentiment. The ratio of domestic debt to GDP, which was 22.3% at the end of 2013, has progressively declined, to 17.2% as of the end of 2017 and to 15.8% as of the end of 2018.

The share of foreign investors in total domestic debt followed a fluctuating course between 2014 and 2018. The ratio was 21.5%, 17.3%, 17.3%, 19.4%, 14.0% for the years between 2014 – 2018 respectively. Within the context of debt management policy, for attaining reasonable risk level and reducing borrowing cost, strategic benchmark implementation was maintained in 2018 similar to the previous years. With the implementation of strategic benchmark strategy, benchmark government bonds were reopened on a regular basis. By reducing the number of securities in the market, the liquidity of existing securities was increased.

In line with the objectives of diversifying borrowing instruments, broadening the investor base and lengthening borrowing maturities, CPI Indexed Government Bonds have continued to be issued in 2018.

With the aim of increasing domestic savings, diversifying borrowing instruments and broadening the investor base, lease certificates were issued for the first time both in domestic and international markets in 2012. Gold bond and gold lease certificates are designed for retail investors and have been issued via public offering through intermediary banks in the local market since 2017. For gold lease certificates or bonds issuances, physical gold is used as a means of payment during issuance and redemption. With these issuances, the Treasury has collected 6.7 tons of gold in 2017 and 2018. Also, 0.5 billion worth of Euro denominated lease certificate was issued in the domestic market in 2018. Issuing lease certificates has raised U.S.$4.75 billion from the international markets between 2013 and 2017 and TL 28.5 billion from the domestic markets between 2014 and 2018.

In order to issue these lease certificates, the Republic enters into transactions with Hazine Müstesarligi Varlik Kiralama Anonim Sirketi, an asset leasing company incorporated in Turkey in accordance with Article 7/A of Law Number 4749 (the “Issuer”), which in turn issues these lease certificates from time to time in the domestic and global markets. On April 3, 2013, the parliamentary members of the main opposition party filed a constitutional objection with the Turkish Constitutional Court (the “Court”) challenging the legislation which allows the transactions between the Republic and the Issuer to be exempted from certain formal requirements. On November 1, 2013, the Court announced its decision to reject the constitutional objection.

In March 2016, the Treasury began implementing regular buyback auctions in the domestic market in order to contribute to market liquidity and to ensure a balanced debt redemption profile. Buyback auctions have been held every week since March 17, 2016. Through 2018, the Treasury conducted 98 buy-back auctions and successfully bought back net TL 1.9 billion worth of bonds.

The average maturity of cash borrowing was 68 months in 2014, 72 months in 2015, 67 months in 2016, 71 months in 2017 and 59 months in 2018. The cost of domestic public debt in local currency (including discounted treasury bills/government bonds and fixed rate government bonds) on a compounded basis was 9.7%, 9.5%, 10.1%, 11.4% and 17.5% in 2014, 2015, 2016, 2017 and 2018 respectively. The Treasury aims to increase maturity of borrowings in the upcoming years, while pursuing policies to mitigate market and liquidity risks and to enhance liquidity and efficiency in both the primary and secondary markets.

There has also been improvement in the structure of domestic debt stock. The share of fixed interest rate instruments, as a proportion of the total domestic debt, increased to 64.0% in 2018 from 56.6% in 2014.

Treasury Auctions

The following tables show the domestic debt securities auctioned in years 2014-2018:

Table 55

Auctions for zero coupon treasury notes in 2014:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
January
14 Month G. Bond (427 days)	21.01.2014	22.01.2014	25.03.2015	12.10	10.31	10.22	1,595,006	1,618,265	1,443,636
February
13 Month G. Bond (399 days) (r-o)	18.02.2014	19.02.2014	25.03.2015	12.33	11.25	11.19	2,424,094	1,254,300	1,116,573
March
16 Month G. Bond (483 days)	18.03.2014	19.03.2014	15.07.2015	15.32	11.55	11.34	1,821,922	718,792	623,286
April
15 Month G. Bond (462 days) (r-o)	08.04.2014	09.04.2014	15.07.2015	12.80	10.09	9.96	1,864,343	1,063,652	942,915
May
14 Month G. Bond (413 days) (r-o)	26.05.2014	28.05.2014	15.07.2015	9.96	8.78	8.72	2,637,550	1,352,005	1,229,588
June
14 Month G. Bond (434 days)	10.06.2014	11.06.2014	19.08.2015	10.06	8.44	8.37	1,660,498	1,059,164	962,337
July
13 Month G. Bond (392 days) (r-o)	22.07.2014	23.07.2014	19.08.2015	9.00	8.36	8.33	1,088,151	856,475	785,732
August
12 Month G. Bond (371 days) (r-o)	12.08.2014	13.08.2014	19.08.2015	9.75	9.56	9.55	1,492,025	1,170,861	1,066,886
September
14 Month G. Bond (427 days)	16.09.2014	17.09.2014	18.11.2015	10.91	9.30	9.22	2,458,774	1,665,167	1,501,432
October
13 Month G. Bond (392 days) (r-o)	21.10.2014	22.10.2014	18.11.2015	9.51	8.83	8.80	1,893,339	1,075,862	982,422
December
12 Month G. Bond (364 days)	16.12.2014	17.12.2014	16.12.2015	8.81	8.81	8.81	1,484,183	1,186,146	1,090,081
2014 Total							20,419,885	13,020,689	11,744,888

Source: Ministry of Treasury and Finance

Table 56

Auctions for zero coupon treasury notes in 2015:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
11 Month G. Bond (336 days) (r-o)	13.01.2015	14.01.2015	16.12.2015	7.16	7.75	7.77	1,783,801	1,045,661	975,832
14 Month G. Bond (420 days)	17.02.2015	18.02.2015	13.04.2016	9.74	8.44	8.39	1,017,201	991,947	903,902
14 Month G. Bond (427 days)	07.04.2015	08.04.2015	08.06.2016	10.68	9.10	9.03	804,330	833,978	753,532
7 Month T. Bill (210 days) (r-o)	18.05.2015	20.05.2015	16.12.2015	5.59	9.69	9.88	955,095	898,916	851,346
6 Month G. Bond (182 days) (r-o)	16.06.2015	17.06.2015	16.12.2015	4.93	9.85	10.10	292,387	801,527	763,887
12 Month G. Bond (364 days)	18.08.2015	19.08.2015	17.08.2016	11.02	11.02	11.02	468,436	852,884	768,219
14 Month G. Bond (434 days)	06.10.2015	07.10.2015	14.12.2016	13.36	11.21	11.09	785,253	793,730	700,157
13 Month G. Bond (392 days) (r-o)	17.11.2015	18.11.2015	14.12.2016	11.15	10.36	10.32	590,853	654,259	588,604
2015 Total							6,697,357	6,872,902	6,305,478

Source: Ministry of Treasury and Finance

Table 57

Auctions for zero coupon treasury notes in 2016:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
11 Month T. Bill (329 days) (r-o)	19.01.2016	20.01.2016	14.12.2016	10.06	11.13	11.19	1,493,388	1,759.225	1,598,393
10 Month T. Bill (301 days)	16.02.2016	17.02.2016	14.12.2016	9.12	11.03	11.13	1,439,899	1,108,809	1,016,148
13 Month G. Bond (378 days)	03.05.2016	04.05.2016	17.05.2017	9.74	9.38	9.36	1,250,848	1,079,340	983,526
10 Month T. Bill (301 days) (r-o)	19.07.2016	20.07.2016	17.05.2017	7.53	9.11	9.18	1,591,263	1,101,861	1,024,696
12 Month G. Bond (364 days) (r-o)	20.09.2016	21.09.2016	20.09.2017	8.63	8.63	8.63	3,003,523	1,566,912	1,442,388
12 Month G. Bond (364 days)	22.11.2016	23.11.2016	22.11.2017	9.94	9.94	9.94	681,605	1,004,436	913,605
11 Month T. Bill (329 days) (r-o)	19.01.2016	20.01.2016	14.12.2016	10.06	11.13	11.19	1,493,388	1,759,225	1,598,393
10 Month T. Bill (301 days)	16.02.2016	17.02.2016	14.12.2016	9.12	11.03	11.13	1,439,899	1,108.809	1,016,148
2016 Total							9,460,526	7,620.584	6,978,756

Source: Ministry of Treasury and Finance

Table 58

Auctions for zero coupon treasury notes in 2017:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
11 Month T. Bill (329 days)	17.01.2017	18.01.2017	13.12.2017	9.87	10.92	10.98	880,349	928,343	844,942
14 Month G. Bond (434 days)	07.02.2017	08.02.2017	18.04.2018	13.69	11.48	11.36	1,235,947	1,099,714	967,298
7 Month T. Bill (203 days) (r-o)	23.05.2017	24.05.2017	13.12.2017	6.34	11.37	11.65	647,227	704,954	662,918
14 Month G. Bond (420 days)	12.06.2017	14.06.2017	08.08.2018	13.08	11.34	11.25	1,337,704	1,567,943	1,386,518
13 Month G. Bond (385 days) (r-o)	17.07.2017	19.07.2017	08.08.2018	12.27	11.60	11.56	1,194,959	1,327,002	1,181,963
11 Month T. Bill (322 days) (r-o)	19.09.2017	20.09.2017	08.08.2018	10.39	11.75	11.83	1,705,789	1,075,483	974,238
12 Month G. Bond (364 days)	23.10.2017	25.10.2017	24.10.2018	12.40	12.40	12.40	219,465	1,204,735	1,071,792
2017 Total							7,221,440	7,908,175	7,089,669

Source: Ministry of Treasury and Finance

Table 59

Auctions for zero coupon treasury notes in 2018:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
12 Month G. Bond (364 days)	16.01.2018	17.01.2018	16.01.2019	13.53	13.53	13.53	639,000	1,021,975	900,187
10 Month T. Bill (301 days) (r-o)	12.02.2018	14.02.2018	12.12.2018	10.95	13.25	13.39	463,051	1,075,557	969,368
12 Month G. Bond (364 days)	12.06.2018	13.06.2018	12.06.2019	19.00	19.00	19.00	1,179,549	2,190,977	1,841,167
11 Month T. Bill (336 days) (r-o)	09.07.2018	11.07.2018	12.06.2019	17.41	18.86	18.99	1,227,520	4,159,249	3,542,430
10 Month T. Bill (308 days) (r-o)	06.08.2018	08.08.2018	12.06.2019	16.37	19.34	19.62	775,263	2,272,376	1,952,744
3 Month T. Bill (91 days)	13.08.2018	15.08.2018	14.11.2018	5.58	22.34	24.28	1,090,116	1,578,407	1,494,926
12 Month G. Bond (364 days)	18.09.2018	19.09.2018	18.09.2019	25.05	25.05	25.05	1,231,302	2,759,360	2,206,605
13 Month G. Bond (392 days)	12.11.2018	14.11.2018	11.12.2019	21.40	19.87	19.73	1,257,550	1,193,020	982,750
2018 Total							7,863,352	16,250,922	13,890,177

Source: Ministry of Treasury and Finance

Table 60

Fixed Coupon TL Denominated Treasury Auctions in 2014

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
5 Year Semi-Annual Couponed G. Bond (1750 days) (r-o)	27.01.2014	29.01.2014	14.11.2018	5.48%	10.95%	11.25%	1,719,472	3,234,752	3,033,615
2 Year Semi-Annual Couponed G. Bond (616 days) (r-o)	28.01.2014	29.01.2014	07.10.2015	5.36%	10.73%	11.01%	3,499,565	1,574,321	1,556,408
10 Year Semi-Annual Couponed G. Bond (3528 days) (r-o)	28.01.2014	29.01.2014	27.09.2023	5.09%	10.17%	10.43%	1,564,036	2,284,829	2,155,806
5 Year Semi-Annual Couponed G. Bond (1722 days) (r-o)	24.02.2014	26.02.2014	14.11.2018	5.23%	10.46%	10.74%	4,907,110	2,778,831	2,674,933
2 Year Semi-Annual Couponed G. Bond (728 days)	25.02.2014	26.02.2014	24.02.2016	5.44%	10.88%	11.18%	1,727,495	1,585,199	1,580,077
10 Year Semi-Annual Couponed G. Bond (3500 days) (r-o)	25.02.2014	26.02.2014	27.09.2023	5.17%	10.34%	10.61%	2,025,947	2,147,660	2,021,292
5 Year Semi-Annual Couponed G. Bond (1715 days) (r-o)	03.03.2014	05.03.2014	14.11.2018	5.36%	10.73%	11.01%	2,381,819	3,949,259	3,772,606
2 Year Semi-Annual Couponed G. Bond (721 days) (r-o)	04.03.2014	05.03.2014	24.02.2016	5.51%	11.03%	11.33%	3,476,601	3,397,364	3,384,726
10 Year Semi-Annual Couponed G. Bond (3493 days) (r-o)	04.03.2014	05.03.2014	27.09.2023	5.27%	10.54%	10.81%	2,570,935	3,492,565	3,255,595
5 Year Semi-Annual Couponed G. Bond (1820 days)	31.03.2014	02.04.2014	27.03.2019	5.11%	10.22%	10.48%	2,341,922	2,545,461	2,563,172
2 Year Semi-Annual Couponed G. Bond (693 days) (r-o)	01.04.2014	02.04.2014	24.02.2016	5.21%	10.42%	10.69%	2,700,735	1,882,281	1,910,232
10 Year Semi-Annual Couponed G. Bond (3640 days)	01.04.2014	02.04.2014	20.03.2024	5.04%	10.09%	10.34%	1,800,069	2,086,343	2,126,795
2 Year Semi-Annual Couponed G. Bond (644 days) (r-o)	20.05.2014	21.05.2014	24.02.2016	4.52%	9.04%	9.24%	3,592,848	1,506,130	1,582,913
5 Year Semi-Annual Couponed G. Bond (1771 days) (r-o)	20.05.2014	21.05.2014	27.03.2019	4.55%	9.10%	9.31%	4,492,196	3,045,026	3,239,845
10 Year Semi-Annual Couponed G. Bond (3584 days) (r-o)	27.05.2014	28.05.2014	20.03.2024	4.48%	8.96%	9.16%	2,878,952	1,798,556	1,993,684
5 Year Semi-Annual Couponed G. Bond (1757 days) (r-o)	02.06.2014	04.06.2014	27.03.2019	4.20%	8.40%	8.57%	3,603,531	2,345,573	2,570,443
2 Year Semi-Annual Couponed G. Bond (630 days) (r-o)	03.06.2014	04.06.2014	24.02.2016	4.15%	8.29%	8.47%	4,432,319	1,932,148	2,060,814
10 Year Semi- Annual Couponed G. Bond (3577 days) (r-o)	03.06.2014	04.06.2014	20.03.2024	4.45%	8.89%	9.09%	2,519,330	2,001,534	2,231,711
5 Year Semi-Annual Couponed G. Bond (1820 days)	14.07.2014	16.07.2014	10.07.2019	4.22%	8.45%	8.62%	3,683,655	2,825,867	2,831,936

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi-Annual Couponed G. Bond (728 days)	15.07.2014	16.07.2014	13.07.2016	4.03%	8.07%	8.23%	3,331,675	2,234,374	2,239,735
10 Year Semi-Annual Couponed G. Bond (3535 days) (r-o)	15.07.2014	16.07.2014	20.03.2024	4.39%	8.78%	8.97%	3,737,063	1,699,556	1,927,517
5 Year Semi-Annual Couponed G. Bond (1799 days) (r-o)	04.08.2014	06.08.2014	10.07.2019	4.45%	8.90%	9.10%	2,215,188	2,204,433	2,179,987
2 Year Semi-Annual Couponed G. Bond (707 days) (r-o)	05.08.2014	06.08.2014	13.07.2016	4.46%	8.92%	9.12%	3,092,597	1,888,901	1,873,827
10 Year Semi-Annual Couponed G. Bond (3640 days)	05.08.2014	06.08.2014	24.07.2024	4.58%	9.15%	9.36%	3,524,723	1,897,394	1,878,479
5 Year Semi-Annual Couponed G. Bond (1750 days) (r-o)	22.09.2014	24.09.2014	10.07.2019	4.56%	9.13%	9.33%	3,192,639	2,920,906	2,898,119
2 Year Semi-Annual Couponed G. Bond (658 days) (r-o)	23.09.2014	24.09.2014	13.07.2016	4.55%	9.10%	9.31%	1,446,558	1,563,773	1,565,011
10 Year Semi-Annual Couponed G. Bond (3591 days) (r-o)	23.09.2014	24.09.2014	24.07.2024	4.64%	9.27%	9.49%	2,824,086	2,556,272	2,542,647
5 Year Semi-Annual Couponed G. Bond (1743 days) (r-o)	29.09.2014	01.10.2014	10.07.2019	4.84%	9.69%	9.92%	1,932,792	2,224,371	2,164,534
2 Year Semi-Annual Couponed G. Bond (651 days) (r-o)	30.09.2014	01.10.2014	13.07.2016	4.88%	9.77%	10.01%	2,498,686	1,707,002	1,693,275
10 Year Semi-Annual Couponed G. Bond (3584 days) (r-o)	30.09.2014	01.10.2014	24.07.2024	4.86%	9.71%	9.95%	2,720,386	2,005,048	1,942,850
5 Year Semi-Annual Couponed G. Bond (1694 days) (r-o)	17.11.2014	19.11.2014	10.07.2019	4.05%	8.10%	8.26%	2,480,936	2,253,310	2,353,604
2 Year Semi-Annual Couponed G. Bond (728 days)	18.11.2014	19.11.2014	16.11.2016	3.94%	7.88%	8.04%	1,673,743	1,251,227	1,258,458
10 Year Semi-Annual Couponed G. Bond (3535 days) (r-o)	18.11.2014	19.11.2014	24.07.2024	4.14%	8.27%	8.44%	2,264,757	1,910,229	2,051,050
Total							92,854,367	74,730,493	75,115,696

Source: Ministry of Treasury and Finance

Table 61

Fixed Coupon TL Denominated Treasury Auctions in 2015

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
5 Year Semi-Annual Couponed G. Bond (1645 days) (r-o)	05.01.2015	07.01.2015	10.07.2019	3.89	7.79	7.94	3,418,311	3,242,035	3,460,832
2 Year Semi-Annual Couponed G. Bond (679 days) (r-o)	06.01.2015	07.01.2015	16.11.2016	3.81	7.61	7.76	2,175,274	1,297,205	1,324,345
10 Year Semi-Annual Couponed G. Bond (3486 days) (r-o)	06.01.2015	07.01.2015	24.07.2024	3.79	7.58	7.73	1,767,007	1,829,094	2,072,604
5 Year Semi-Annual Couponed G. Bond (1820 days) (r-o)	09.02.2015	11.02.2015	05.02.2020	3.92	7.83	7.99	2,882,031	3,086,934	3,032,453
2 Year Semi-Annual Couponed G. Bond (644 days) (r-o)	10.02.2015	11.02.2015	16.11.2016	4.09	8.17	8.34	1,574,628	1,742,392	1,775,808
10 Year Semi-Annual Couponed G. Bond (3451 days) (r-o)	10.02.2015	11.02.2015	24.07.2024	3.88	7.76	7.91	2,843,008	2,474,786	2,682,600
5 Year Semi-Annual Couponed G .Bond (1778 days) (r-o)	24.03.2015	25.03.2015	05.02.2020	4.04	8.08	8.25	1,724,029	2,485,053	2,438,381
10 Year Semi-Annual Couponed G. Bond (3640 days)	24.03.2015	25.03.2015	12.03.2025	3.99	7.98	8.14	1,632,737	2,055,377	2,058,089
5 Year Semi-Annual Couponed G. Bond (1743 days) (r-o)	27.04.2015	29.04.2015	05.02.2020	4.86	9.72	9.95	1,639,553	3,017,451	2,801,132
5 Year Semi-Annual Couponed G. Bond (1820 days)	28.04.2015	29.04.2015	16.11.2016	4.86	9.71	9.95	3,408,691	1,761,056	1,787,051
2 Year Semi-Annual Couponed G. Bond (567 days) (r-o)	28.04.2015	29.04.2015	12.03.2025	4.61	9.21	9.43	3,200,431	2,603,636	2,420,945
5 Year Semi-Annual Couponed G. Bond (1729 days) (r-o)	11.05.2015	13.05.2015	05.02.2020	4.69	9.39	9.61	3,856,104	2,424,429	2,287,375
2 Year Semi-Annual Couponed G. Bond (553 days) (r-o)	12.05.2015	13.05.2015	16.11.2016	4.82	9.65	9.88	1,028,303	1,800,046	1,834,894
10 Year Semi-Annual Couponed G. Bond (3591 days) (r-o)	12.05.2015	13.05.2015	12.03.2025	4.54	9.08	9.28	1,010,529	1,691,216	1,592,144
5 Year Semi-Annual Couponed G. Bond (1694 days) (r-o)	15.06.2015	17.06.2015	05.02.2020	4.78	9.55	9.78	2,053,046	2,430,062	2,299,159
2 Year Semi-Annual Couponed G. Bond (728 days)	16.06.2015	17.06.2015	14.06.2017	4.94	9.89	10.13	507,207	1,590,555	1,582,379
10 Year Semi-Annual Couponed G. Bond (3556 days) (r-o)	16.06.2015	17.06.2015	12.03.2025	4.73	9.45	9.67	1,650,043	2,647,097	2,453,780
5 Year Semi-Annual Couponed G. Bond (1820 days)	13.07.2015	15.07.2015	08.07.2020	4.75	9.51	9.73	1,968,038	2,446,643	2,436,464
2 Year Semi-Annual Couponed G. Bond (700 days) (r-o)	14.07.2015	15.07.2015	14.06.2017	4.76	9.52	9.75	1,364,036	1,704,277	1,718,815

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
10 Year Semi-Annual Couponed G. Bond (3528 days) (r-o)	14.07.2015	15.07.2015	12.03.2025	4.63	9.26	9.47	3,040,130	2,791,468	2,638,548
5 Year Semi-Annual Couponed G. Bond (1785 days) (r-o)	18.08.2015	19.08.2015	08.07.2020	5.11	10.21	10.47	1,527,335	2,873,936	2,811,109
5 Year Semi-Annual Couponed G. Bond (1757 days) (r-o)	15.09.2015	16.09.2015	08.07.2020	5.51	11.03	11.33	1,813,731	2,256,184	2,157,635
2 Year Semi-Annual Couponed G. Bond (1736 days) (r-o)	05.10.2015	07.10.2015	08.07.2020	5.29	10.59	10.87	3,519,798	2,274,008	2,223,568
2 Year Semi-Annual Couponed G. Bond (616 days) (r-o)	06.10.2015	07.10.2015	14.06.2017	5.35	10.70	10.98	1,597,287	1,195,421	1,210,577
10 Year Semi-Annual Couponed G. Bond (3444 days) (r-o)	06.10.2015	07.10.2015	12.03.2025	5.14	10.27	10.54	1,974,060	1,682,603	1,459,588
2 Year Semi-Annual Couponed G. Bond (574 days) (r-o)	16.11.2015	18.11.2015	14.06.2017	5.05	10.10	10.36	1,482,631	1,295,035	1,338,200
5 Year Semi-Annual Couponed G. Bond (1694 days) (r-o)	17.11.2015	18.11.2015	08.07.2020	4.96	9.92	10.17	3,212,629	1,853,482	1,877,800
5 Year Semi-Annual Couponed G. Bond (1666 days) (r-o)	15.12.2015	16.12.2015	08.07.2020	5.38	10.76	11.05	900,000	2,277,853	2,258,287
10 Year Semi-Annual Couponed G. Bond (3374 days) (r-o)	15.12.2015	16.12.2015	12.03.2025	5.26	10.52	10.79	886,913	2,069,881	1,803,713
Total							59,657,524	62,899,216	61,838,274

Source: Ministry of Treasury and Finance

Table 62

Fixed Coupon TL Denominated Treasury Auctions in 2016

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
5 Year Semi-Annual Coupon G. Bond (1624 days) (r-o)	25.01.2016	27.01.2016	08.07.2020	5.36	10.72	11.00	3,153,857	3,109,626	2,978,433
2 Year Semi-Annual Coupon G. Bond (504 days) (r-o)	26.01.2016	27.01.2016	14.06.2017	5.49	10.98	11.28	1,770,972	2,421,126	2,405,463
10 Year Semi-Annual Coupon G. Bond (3332 days) (r-o)	26.01.2016	27.01.2016	12.03.2025	5.43	10.86	11.15	1,672,984	3,327,177	2,875,382
5 Year Semi-Annual Coupon G. Bond (1820 days)	22.02.2016	24.02.2016	17.02.2021	5.31	10.63	10.91	3,440,387	2,597,133	2,604,426
2 Year Semi-Annual Coupon G. Bond (476 days) (r-o)	23.02.2016	24.02.2016	14.06.2017	5.45	10.90	11.20	1,834,872	1,668,215	1,672,750
10 Year Semi-Annual Coupon G. Bond (3640 days)	23.02.2016	24.02.2016	11.02.2026	5.24	10.48	10.76	3,172,090	2,398,761	2,416,057
10 Year Semi-Annual Coupon G. Bond (3619 days) (r-o)	15.03.2016	16.03.2016	11.02.2026	4.96	9.93	10.17	1,854,795	1,745,301	1,828,782
5 Year Semi-Annual Coupon G. Bond (1792 days) (r-o)	22.03.2016	23.03.2016	17.02.2021	4.93	9.86	10.10	2,832,156	2,820,754	2,934,241
5 Year Semi-Annual Coupon G. Bond (1771 days) (r-o)	12.04.2016	13.04.2016	17.02.2021	4.67	9.34	9.56	3,353,776	3,073,524	3,277,388
10 Year Semi-Annual Coupon G. Bond (3570 days) (r-o)	03.05.2016	04.05.2016	11.02.2026	4.56	9.13	9.33	1,452,208	2,380,937	2,653,245
5 Year Semi-Annual Coupon G. Bond (1736 days) (r-o)	17.05.2016	18.05.2016	17.02.2021	4.89	9.78	10.02	3,328,444	2,600,396	2,753,487
5 Year Semi-Annual Coupon G. Bond (1715 days) (r-o)	07.06.2016	08.06.2016	17.02.2021	4.56	9.11	9.32	2,659,456	2,500,337	2,726,091
2 Year Semi-Annual Coupon G. Bond (728 days)	11.07.2016	13.07.2016	11.07.2018	4.27	8.53	8.71	1,364,471	1,575,230	1,580,032
10 Year Semi-Annual Coupon G. Bond (3500 days) (r-o)	11.07.2016	13.07.2016	11.02.2026	4.49	8.98	9.18	3,173,960	3,098,161	3,542,972
5 Year Semi-Annual Coupon G. Bond (1680 days) (r-o)	12.07.2016	13.07.2016	17.02.2021	4.41	8.83	9.02	1,700,446	1,943,887	2,159,117
10 Year Semi-Annual Coupon G. Bond (3465 days) (r-o)	16.08.2016	17.08.2016	11.02.2026	4.75	9.50	9.72	2,160,075	1,893,183	2,118,377
5 Year Semi-Annual Coupon G. Bond (1638 days) (r-o)	23.08.2016	24.08.2016	17.02.2021	4.75	9.50	9.73	3,893,975	2,677,756	2,793,116
2 Year Semi-Annual Coupon G. Bond (651 days) (r-o)	26.09.2016	28.09.2016	11.07.2018	4.40	8.79	8.98	2,669,474	2,070,085	2,104,672
10 Year Semi-Annual Coupon G. Bond (3423 days) (r-o)	26.09.2016	28.09.2016	11.02.2026	4.85	9.71	9.94	3,831,020	2,227,311	2,370,395
5 Year Semi-Annual Coupon G. Bond (1820 days)	27.09.2016	28.09.2016	22.09.2021	4.54	9.08	9.28	4,181,463	3,062,597	3,077,416
5 Year Semi-Annual Coupon G. Bond (1792 days) (r-o)	25.10.2016	26.10.2016	22.09.2021	4.72	9.44	9.66	2,953,122	2,612,529	2,606,775
2 Year Semi-Annual Coupon G. Bond (602 days) (r-o)	14.11.2016	16.11.2016	11.07.2018	4.94	9.88	10.13	1,051,394	1,684,875	1,705,497
10 Year Semi-Annual Coupon G. Bond (3374 days) (r-o)	14.11.2016	16.11.2016	11.02.2026	5.40	10.79	11.08	2,194,851	2,553,848	2,587,199
5 Year Semi-Annual Coupon G. Bond (1771 days) (r-o)	15.11.2016	16.11.2016	22.09.2021	5.32	10.64	10.92	2,998,205	3,326,461	3,188,682
5 Year Semi-Annual Coupon G. Bond (1743 days) (r-o)	12.12.2016	14.12.2016	22.09.2021	5.60	11.20	11.51	1,262,134	1,730,572	1,638,145
2 Year Semi-Annual Coupon G. Bond (574 days) (r-o)	13.12.2016	14.12.2016	11.07.2018	5.46	10.91	11.21	1,462,574	1,804,547	1,814,292
10 Year Semi-Annual Coupon G. Bond (3346 days) (r-o)	13.12.2016	14.12.2016	11.02.2026	5.62	11.24	11.55	1,609,064	1,626,380	1,620,380
Total							67,032,226	64,530,709	66,032,811

Source: Ministry of Treasury and Finance

Table 63

Fixed Coupon TL Denominated Treasury Auctions in 2017

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi-Annual Coupon G. Bond (553 days) (r-o)	02.01.2017	04.01.2017	11.07.2018	5.32	10.65	10.93	4,266,726	2,734,366	2,775,710
5 Year Semi-Annual Coupon G. Bond (1722 days) (r-o)	03.01.2017	04.01.2017	22.09.2021	5.62	11.25	11.56	1,086,828	2,652,494	2,522,282
10 Year Semi-Annual Coupon G. Bond (3325 days) (r-o)	03.01.2017	04.01.2017	11.02.2026	5.68	11.35	11.67	1,849,130	2,521,860	2,512,905
10 Year Semi-Annual Coupon G. Bond (3283 days) (r-o)	14.02.2017	15.02.2017	11.02.2026	5.29	10.58	10.86	3,538,237	2,338,256	2,460,341
5 Year Semi-Annual Coupon G. Bond (1673 days) (r-o)	21.02.2017	22.02.2017	22.09.2021	5.36	10.72	11.01	1,938,593	2,007,047	1,972,664
5 Year Semi-Annual Coupon G. Bond (1820 days)	06.03.2017	08.03.2017	02.03.2022	5.59	11.18	11.49	2,704,617	4,630,790	4,599,256
2 Year Semi-Annual Coupon G. Bond (490 days) (r-o)	07.03.2017	08.03.2017	11.07.2018	5.57	11.13	11.44	3,136,075	2,742,793	2,697,540
10 Year Semi-Annual Coupon G. Bond (3640 days)	07.03.2017	08.03.2017	24.02.2027	5.50	11.01	11.31	4,701,097	5,632,647	5,630,517
10 Year Semi-Annual Coupon G. Bond (3612 days) (r-o)	04.04.2017	05.04.2017	24.02.2027	5.32	10.65	10.93	2,647,802	2,099,098	2,160,852
5 Year Semi-Annual Coupon G. Bond (1771 days) (r-o)	25.04.2017	26.04.2017	02.03.2022	5.31	10.62	10.90	1,340,579	1,645,815	1,692,966
2 Year Semi-Annual Coupon G. Bond (728 days)	16.05.2017	17.05.2017	15.05.2019	5.55	11.09	11.40	1,772,840	2,370,803	2,371,159
5 Year Semi-Annual Coupon G. Bond (1750 days) (r-o)	16.05.2017	17.05.2017	02.03.2022	5.34	10.67	10.96	1,449,831	2,395,429	2,473,998
5 Year Semi-Annual Coupon G. Bond (1722 days) (r-o)	12.06.2017	14.06.2017	02.03.2022	5.20	10.40	10.67	4,488,850	4,412,222	4,638,383
2 Year Semi-Annual Coupon G. Bond (700 days) (r-o)	13.06.2017	14.06.2017	15.05.2019	5.41	10.82	11.11	1,997,302	2,503,298	2,535,997
10 Year Semi-Annual Coupon G. Bond (3542 days) (r-o)	13.06.2017	14.06.2017	24.02.2027	5.13	10.25	10.52	2,809,623	3,486,210	3,746,101
2 Year Semi-Annual Coupon G. Bond (672 days) (r-o)	11.07.2017	12.07.2017	15.05.2019	5.65	11.30	11.62	3,885,304	3,653,284	3,702,342
5 Year Semi-Annual Coupon G. Bond (1687 days) (r-o)	18.07.2017	19.07.2017	02.03.2022	5.25	10.50	10.77	3,973,851	3,751,948	3,969,559
10 Year Semi-Annual Coupon G. Bond (3507 days) (r-o)	18.07.2017	19.07.2017	24.02.2027	5.17	10.35	10.62	6,129,054	4,890,456	5,276,989
5 Year Semi-Annual Coupon G. Bond (1820 days)	21.08.2017	23.08.2017	17.08.2022	5.33	10.65	10.94	3,225,237	3,479,736	3,485,818

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi-Annual Coupon G. Bond (630 days) (r-o)	22.08.2017	23.08.2017	15.05.2019	5.69	11.39	11.71	1,899,889	1,825,127	1,870,883
10 Year Semi-Annual Coupon G. Bond (3640 days)	22.08.2017	23.08.2017	11.08.2027	5.19	10.39	10.66	2,272,212	2,617,572	2,635,452
5 Year Semi-Annual Coupon G. Bond (1799 days) (r-o)	12.09.2017	13.09.2017	17.08.2022	5.32	10.64	10.93	5,290,351	4,635,421	4,673,391
10 Year Semi-Annual Coupon G. Bond (3612 days) (r-o)	19.09.2017	20.09.2017	11.08.2027	5.28	10.56	10.84	2,427,531	3,070,984	3,084,502
2 Year Semi-Annual Coupon G. Bond (595 days) (r-o)	26.09.2017	27.09.2017	15.05.2019	5.79	11.57	11.91	2,885,558	1,106,276	1,143,202
5 Year Semi-Annual Coupon G. Bond (1757 days) (r-o)	23.10.2017	25.10.2017	17.08.2022	5.79	11.58	11.92	2,905,311	4,312,119	4,252,566
2 Year Semi-Annual Coupon G. Bond (567 days) (r-o)	24.10.2017	25.10.2017	15.05.2019	6.06	12.11	12.48	2,107,838	2,172,111	2,248,003
10 Year Semi-Annual Coupon G. Bond (3577 days) (r-o)	24.10.2017	25.10.2017	11.08.2027	5.67	11.34	11.66	4,515,589	5,222,980	5,059,701
2 Year Semi-Annual Coupon G. Bond (728 days)	14.11.2017	15.11.2017	13.11.2019	6.65	13.31	13.75	1,348,782	1,296,289	1,289,442
10 Year Semi-Annual Coupon G. Bond (3556 days) (r-o)	14.11.2017	15.11.2017	11.08.2027	5.99	11.98	12.33	1,701,392	1,935,243	1,819,536
5 Year Semi-Annual Coupon G. Bond (1729 days) (r-o)	21.11.2017	22.11.2017	17.08.2022	6.69	13.38	13.82	1,584,334	1,665,539	1,556,246
2 Year Semi-Annual Coupon G. Bond (700 days) (r-o)	12.12.2017	13.12.2017	13.11.2019	6.47	12.95	13.37	456,576	1,033,290	1,044,244
5 Year Semi-Annual Coupon G. Bond (1708 days) (r-o)	12.12.2017	13.12.2017	17.08.2022	6.21	12.42	12.81	2,273,248	1,757,163	1,708,964
Total							88,610,188	92,598,667	93,611,513

Source: Ministry of Treasury and Finance

Table 64

Fixed Coupon TL Denominated Treasury Auctions in 2018

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi-Annual Coupon G. Bond (672 days) (r-o)	09.01.2018	10.01.2018	13.11.2019	6.51	13.02	13.44	1,978,166	1,839,611	1,875,023
5 Year Semi-Annual Coupon G. Bond (1820 days)	22.01.2018	24.01.2018	18.01.2023	6.12	12.24	12.61	1,868,888	2,404,204	2,400,671
10 Year Semi-Annual Coupon G. Bond (3486 days) (r-o)	23.01.2018	24.01.2018	11.08.2027	5.92	11.84	12.19	1,636,565	2,014,863	1,951,901
5 Year Semi-Annual Coupon G. Bond (1799 days) (r-o)	12.02.2018	14.02.2018	18.01.2023	6.05	12.11	12.47	3,822,762	4,914,463	4,964,786
2 Year Semi-Annual Coupon G. Bond (637 days) (r-o)	13.02.2018	14.02.2018	13.11.2019	6.51	13.02	13.44	2,060,241	2,056,070	2,121,226
10 Year Semi-Annual Coupon G. Bond (3465 days) (r-o)	13.02.2018	14.02.2018	11.08.2027	5.89	11.79	12.13	1,958,868	4,207,566	4,114,872
5 Year Semi-Annual Coupon G. Bond (1771 days) (r-o)	13.03.2018	14.03.2018	18.01.2023	6.44	12.88	13.30	2,512,746	2,855,914	2,833,038
2 Year Semi-Annual Coupon G. Bond (602 days) (r-o)	20.03.2018	21.03.2018	13.11.2019	6.76	13.53	13.98	1,933,436	1,876,451	1,945,861
10 Year Semi-Annual Coupon G. Bond (3640 days)	20.03.2018	21.03.2018	08.03.2028	6.22	12.45	12.83	3,303,339	2,049,310	2,043,879
10 Year Semi-Annual Coupon G. Bond (3619 days) (r-o)	10.04.2018	11.04.2018	08.03.2028	6.40	12.80	13.21	1,628,844	1,998,975	1,968,754
5 Year Semi-Annual Coupon G. Bond (1736 days) (r-o)	17.04.2018	18.04.2018	18.01.2023	6.58	13.17	13.60	3,046,465	2,574,335	2,559,375
2 Year Semi-Annual Coupon G. Bond (546 days) (r-o)	15.05.2018	16.05.2018	13.11.2019	7.99	15.97	16.61	692,625	1,579,546	1,519,000
5 Year Semi-Annual Coupon G. Bond (1708 days) (r-o)	15.05.2018	16.05.2018	18.01.2023	7.69	15.37	15.96	857,971	1,775,157	1,657,444
5 Year Semi-Annual Coupon G. Bond (1820 days)	18.06.2018	20.06.2018	14.06.2023	8.28	16.56	17.24	1,579,787	3,330,590	3,290,955
2 Year Semi-Annual Coupon G. Bond (511 days) (r-o)	19.06.2018	20.06.2018	13.11.2019	9.25	18.49	19.35	1,767,811	3,377,058	3,197,261
10 Year Semi-Annual Coupon G. Bond (3549 days) (r-o)	19.06.2018	20.06.2018	08.03.2028	8.14	16.28	16.94	1,436,432	3,045,565	2,570,028
5 Year Semi-Annual Coupon G. Bond (1799 days) (r-o)	09.07.2018	11.07.2018	14.06.2023	8.66	17.13	18.08	3,860,336	5,035,566	4,897,486
2 Year Semi-Annual Coupon G. Bond (490 days) (r-o)	10.07.2018	11.07.2018	13.11.2019	9.67	19.34	20.28	2,460,785	3,777,678	3,578,139
10 Year Semi-Annual Coupon G. Bond (3528 days) (r-o)	10.07.2018	11.07.2018	08.03.2028	8.44	16.89	17.60	1,614,219	3,493,380	2,889,198

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
5 Year Semi-Annual Coupon G. Bond (1771 days) (r-o)	07.08.2018	08.08.2018	14.06.2023	10.50	21.00	22.10	1,187,895	2,293,617	2,015,926
2 Year Semi-Annual Coupon G. Bond (728 days)	13.08.2018	15.08.2018	12.08.2020	11.76	23.51	24.89	902,686	1,735,243	1,721,707
2 Year Semi-Annual Coupon G. Bond (700 days) (r-o)	11.09.2018	12.09.2018	12.08.2020	11.85	23.71	25.11	2,491,374	3,320,374	3,341,595
2 Year Semi-Annual Coupon G. Bond (658 days) (r-o)	23.10.2018	24.10.2018	12.08.2020	12.24	24.49	25.98	1,381,732	1,818,898	1,858,842
5 Year Semi-Annual Coupon G. Bond (1820 days)	23.10.2018	24.10.2018	18.10.2023	10.19	20.38	21.42	819,742	1,723,005	1,708,309
5 Year Semi-Annual Coupon G. Bond (1799 days) (r-o)	12.11.2018	14.11.2018	18.10.2023	8.47	16.95	17.67	2,027,152	878,370	978,407
2 Year Semi-Annual Coupon G. Bond (637 days) (r-o)	13.11.2018	14.11.2018	12.08.2020	8.99	17.98	18.79	1,750,930	1,008,112	1,138,056
2 Year Semi-Annual Coupon G. Bond (609 days) (r-o)	11.12.2018	12.12.2018	12.08.2020	8.91	17.82	18.62	1,656,691	2,460,593	2,820,456
2018 Total							52,238,490	69,444,515	67,962,199

Source: Ministry of Treasury and Finance

Table 65

Floating Rate Note Auctions of 2014

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
7 Year FRN G. Bond (2450 days) (r-o)	24.02.2014	26.02.2014	11.11.2020	4.29%	8.58%	8.77%	2,818,062	3,127,508	3,129,200
7 Year FRN G. Bond (2443 days) (r-o)	04.03.2014	05.03.2014	11.11.2020	4.45%	8.91%	9.11%	897,662	2,783,285	2,744,540
7 Year FRN G. Bond (2415 days) (r-o)	01.04.2014	02.04.2014	11.11.2020	4.46%	8.92%	9.12%	2,842,018	3,684,754	3,656,420
7 Year FRN G. Bond (2548 days)	27.05.2014	28.05.2014	19.05.2021	5.22%	10.44%	10.71%	2,743,685	1,545,877	1,538,428
7 Year FRN G. Bond (2541 days) (r-o)	03.06.2014	04.06.2014	19.05.2021	5.26%	10.53%	10.80%	1,834,706	2,535,657	2,517,451
7 Year FRN G. Bond (2499 days) (r-o)	14.07.2014	16.07.2014	19.05.2021	5.33%	10.66%	10.94%	2,826,036	2,049,297	2,046,018
7 Year FRN G. Bond (2478 days) (r-o)	04.08.2014	06.08.2014	19.05.2021	5.42%	10.84%	11.13%	2,864,739	2,067,558	2,059,039
7 Year FRN G. Bond (2430 days) (r-o)	22.09.2014	23.09.2014	19.05.2021	5.41%	10.82%	11.11%	4,221,274	2,371,696	2,398,356
Total							21,048,182	20,165,633	20,089,452

Source: Ministry of Treasury and Finance

Table 66

Floating Rate Note Auctions of 2015

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
7 Year FRN G. Bond (2324 days) (r-o)	06.01.2015	07.01.2015	19.05.2021	4.40	8.80	9.00	3,249,146	1,044,041	1,047,048
7 Year FRN G. Bond (2289 days) (r-o)	10.02.2015	11.02.2015	19.05.2021	4.53	9.05	9.26	1,173,457	1,254,493	1,254,065
7 Year FRN G. Bond (2548 days)	28.04.2015	29.04.2015	20.04.2022	4.55	9.11	9.31	805,509	1,406,354	1,331,421
7 Year FRN G. Bond (2534 days) (r-o)	12.05.2015	13.05.2015	20.04.2022	4.50	9.00	9.20	2,383,907	1,358,755	1,298,100
7 Year FRN G. Bond (2408 days) (r-o)	15.09.2015	16.09.2015	20.04.2022	4.85	9.69	9.93	735,605	937,501	892,857
Total							8,347,624	6,001,145	5,823,490

Source: Ministry of Treasury and Finance

Table 67

Floating Rate Note Auctions of 2016

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
7 Year FRN G. Bond (2275 days) (r-o)	26.01.2016	27.01.2016	20.04.2022	5.45	10.89	11.19	1,283,840	1,650,288	1,623,850
7 Year FRN G. Bond (2247 days) (r-o)	23.02.2016	24.02.2016	20.04.2022	5.52	11.03	11.34	1,251,944	912,347	899,674
7 Year FRN G. Bond (2030 days) (r-o)	27.09.2016	28.09.2016	20.04.2022	5.54	11.09	11.39	2,308,554	1,088,665	1,120,550
7 Year FRN G. Bond (1981 days) (r-o)	15.11.2016	16.11.2016	20.04.2022	4.87	9.75	9.98	1,382,091	1,879,593	1,808,791
Total							6,226,429	5,530,893	5,452,864

Source: Ministry of Treasury and Finance

Table 68

Floating Rate Note Auctions of 2017

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
7 Year FRN G. Bond (1932 days) (r-o)	02.01.2017	04.01.2017	20.04.2022	4.87	9.74	9.97	2,195,188	1,655,643	1,614,449
7 Year FRN G. Bond (1862 days) (r-o)	14.03.2017	15.03.2017	20.04.2022	4.95	9.89	10.14	1,523,531	1,714,942	1,693,042
7 Year FRN G. Bond (2548 days)	13.06.2017	14.06.2017	05.06.2024	5.73	11.45	11.78	2,156,996	1,623,289	1,587,009
7 Year FRN G. Bond (2513 days) (r-o)	17.07.2017	19.07.2017	05.06.2024	5.82	11.65	11.99	1,898,870	1,361,770	1,333,405
7 Year FRN G. Bond (2485 days) (r-o)	15.08.2017	16.08.2017	05.06.2024	5.86	11.72	12.06	1,820,556	1,188,353	1,169,921
7 Year FRN G. Bond (2415 days) (r-o)	24.10.2017	25.10.2017	05.06.2024	5.97	11.94	12.30	2,453,051	2,311,080	2,303,406
Total							12,048,192	9,855,077	9,701,232

Source: Ministry of Treasury and Finance

Table 69

Floating Rate Note Auctions of 2018

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
6 Year FRN G. Bond (2324 days) (r-o)	22.01.2018	24.01.2018	05.06.2024	6.18	12.36	12.74	1,595,401	1,478,292	1,444,973
6 Year FRN G. Bond (2296 days) (r-o)	20.02.2018	21.02.2018	05.06.2024	6.22	12.45	12.83	1,582,799	2,376,468	2,336,018
6 Year FRN G. Bond (2177 days) (r-o)	19.06.2018	20.06.2018	05.06.2024	7.86	15.71	16.33	934,259	2,399,651	2,222,916
7 Year FRN G. Bond (2548 days)	10.07.2018	11.07.2018	02.07.2025	8.71	17.41	18.17	1,585,487	2,832,823	2,611,803
7 Year FRN G. Bond (2548 days)	14.08.2018	15.08.2018	06.08.2025	10.13	20.27	21.30	1,346,386	1,998,043	1,854,182
7 Year FRN G. Bond (2422 days) (r-o)	18.12.2018	19.12.2018	06.08.2025	9.74	19.49	20.44	1,288,530	1,479,099	1,507,422
2018 Total							8,332,862	12,564,376	11,977,314

Source: Ministry of Treasury and Finance

Table 70

CPI Indexed TL Denominated Auctions in 2014

							Sales Amount (Inc. Switching)
							(in thousands TL)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
10 Year G. Bond (3570 days) (r-o)	27.01.2014	29.01.2014	08.11.2023	1.85%	3.69%	3.73%	3,166,925	3,167,990	3,015,735
5 Year G. Bond (1820 days)	25.02.2014	26.02.2014	20.02.2019	1.67%	3.35%	3.38%	3,500,844	2,310,746	2,326,670
5 Year G. Bond (1813 days) (r-o)	03.03.2014	05.03.2014	20.02.2019	1.67%	3.33%	3.36%	3,754,089	3,246,163	3,282,719
5 Year G. Bond (1785 days) (r-o)	31.03.2014	02.04.2014	20.02.2019	1.67%	3.34%	3.36%	4,395,722	2,505,113	2,583,551
10 Year G. Bond (3640 days)	20.05.2014	21.05.2014	08.05.2024	1.12%	2.24%	2.26%	5,335,723	2,518,407	2,553,207
10 Year G. Bond (3626 days) (r-o)	02.06.2014	04.06.2014	08.05.2024	0.91%	1.83%	1.84%	4,608,794	1,692,951	1,791,666
10 Year G. Bond (3584 days) (r-o)	15.07.2014	16.07.2014	08.05.2024	0.86%	1.73%	1.74%	4,173,749	1,533,612	1,663,848
10 Year G. Bond (3640 days)	29.09.2014	01.10.2014	18.09.2024	1.03%	2.07%	2.08%	3,371,811	2,641,006	2,625,507
Total							32,307,657	19,615,987	19,842,902

Source: Ministry of Treasury and Finance

Table 71

CPI Indexed TL Denominated Auctions in 2015

							Sales Amount (Inc. Switching) (in thousands TL)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
10 Year G. Bond (3542 days) (r-o)	05.01.2015	07.01.2015	18.09.2024	0.94	1.89	1.90	3,262,704	2,387,163	2,476,106
10 Year G. Bond (3507 days) (r-o)	09.02.2015	11.02.2015	18.09.2024	0.97	1.94	1.95	3,787,414	3,025,533	3,130,159
10 Year G. Bond (3640 days)	27.04.2015	29.04.2015	16.04.2025	1.14	2.28	2.29	1,250,870	2,920,308	2,848,528
10 Year G. Bond (3626 days) (r-o)	11.05.2015	13.05.2015	16.04.2025	1.17	2.35	2.36	1,363,102	2,016,973	1,966,205
10 Year G. Bond (3591 days) (r-o)	15.06.2015	17.06.2015	16.04.2025	1.30	2.60	2.62	1,421,717	1,941,123	1,884,267
10 Year G. Bond (3479 days) (r-o)	05.10.2015	07.10.2015	16.04.2025	1.60	3.19	3.22	2,472,264	1,943,799	1,826,415
Total							13,558,071	14,234,898	14,131,680

Source: Ministry of Treasury and Finance

Table 72

CPI Indexed TL Denominated Auctions in 2016

							Sales Amount (Inc. Switching) (in thousands TL)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
10 Year G. Bond (3640 days)	25.01.2016	27.01.2016	14.01.2026	1.38	2.76	2.78	2,411,733	2,899,252	2,883,363
10 Year G. Bond (3612 days) (r-o)	22.02.2016	24.02.2016	14.01.2026	1.32	2.65	2.66	1,323,093	2,149,845	2,170,118
5 Year G. Bond (1834 days) (r-o)	12.07.2016	13.07.2016	21.07.2021	0.99	1.98	1.99	4,232,479	1,700,474	2,625,500
10 Year G. Bond (3395 days) (r-o)	26.09.2016	28.09.2016	14.01.2026	1.27	2.54	2.55	2,213,294	2,015,145	2,155,398
Total							10,180,600	8,764,716	9,834,378

Source: Ministry of Treasury and Finance

Table 73

CPI Indexed TL Denominated Auctions in 2017

							Sales Amount (Inc. Switching) (in thousands TL)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
10 Year G. Bond (3290 days) (r-o)	10.01.2017	11.01.2017	14.01.2026	1.39	2.78	2.80	2,285,088	1,983,004	2,128,852
10 Year G. Bond (3234 days) (r-o)	06.03.2017	08.03.2017	14.01.2026	1.32	2.64	2.65	1,445,152	2,353,752	2,597,884
5 Year G. Bond (1834 days) (r-o)	12.06.2017	14.06.2017	08.11.2023	1.35	2.71	2.73	992,904	1,278,435	1,770,707
10 Year G. Bond (3640 days)	18.07.2017	19.07.2017	07.07.2027	1.42	2.83	2.85	1,206,178	1,637,068	1,646,972
5 Year G. Bond (1834 days) (r-o)	12.09.2017	13.09.2017	07.07.2027	1.41	2.82	2.84	1,526,053	2,117,148	2,140,669
10 Year G. Bond (3542 days) (r-o)	23.10.2017	25.10.2017	07.07.2027	1.44	2.88	2.90	632,175	2,827,129	2,866,936
Total							8,087,551	12,196,537	13,152,020

Source: Ministry of Treasury and Finance

Table 74

CPI Indexed TL Denominated Auctions in 2018

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
10 Year G. Bond (3640 days)	23.01.2018	24.01.2018	12.01.2028	1.45	2.9	2.92	984,731	1,488,200	1,487,905
10 Year G. Bond (3619 days) (r-o)	12.02.2018	14.02.2018	12.01.2028	1.47	2.94	2.96	840,830	2,642,955	2,656,011
10 Year G. Bond (3493 days) (r-o)	18.06.2018	20.06.2018	12.01.2028	1.57	3.15	3.17	1,804,294	3,454,250	3,598,430
10 Year G. Bond (3640 days)	09.07.2018	11.07.2018	28.06.2028	1.59	3.18	3.2	2,242,275	4,130,172	4,172,544
10 Year G. Bond (3612 days) (r-o)	07.08.2018	08.08.2018	28.06.2028	1.79	3.57	3.6	1,521,393	2,114,178	2,106,947
5 Year G. Bond (1869 days) (r-o)	25.09.2018	26.09.2018	08.11.2023	1.77	3.55	3.58	2,165,752	1,546,901	2,426,344
2018 Total							9,559,276	#15,376,656	16,448,182

Source: Ministry of Treasury and Finance

Direct Sales

The following tables show direct sales of domestic debt securities in years 2014-2018:

Table 75

2014 Sales - Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
February
Lease Certificate - TL	Semiannually couponed	19.02.2014	17.02.2016	2 years	1,332,820
August
Lease Certificate - TL	Semiannually couponed	01.10.2014	28.09.2016	2 years	1,839,964

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 76

2015 Sales - Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
February
Lease Certificate - TL	Semiannually couponed	18.02.2015	15.02.2017	2 years	1,801,515
August
Lease Certificate - TL	Semiannually couponed	19.08.2015	16.08.2017	2 years	1,588,784

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 77

2016 Sales - Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
February
Lease Certificate - TL	Semiannually couponed	17.02.2016	14.02.2018	2 years	1,900,352
July
Lease Certificate - TL	Semiannually couponed	20.07.2016	14.07.2021	5 years	907,500
September
Lease Certificate - TL	Semiannually couponed	28.09.2016	26.09.2018	2 years	1,102,839
September
Lease Certificate - TL - CPI Indexed	Semiannually couponed	28.09.2016	22.09.2021	5 years	1,066,565
November
Lease Certificate - TL	Semiannually couponed	23.11.2016	21.11.2018	2 years	1,285,000

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 78

2017 Sales - Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
February
Lease Certificate - TL	Semiannually couponed	15.02.2017	13.02.2019	2 years	2,023,445
June
Lease Certificate - TL	Semiannually couponed	21.06.2017	19.06.2019	2 years	503,000
August
Lease Certificate - TL	Semiannually couponed	16.08.2017	10.08.2022	5 years	1,183,520
October
Lease Certificate - TL - CPI Indexed	Semiannually couponed	18.10.2017	12.10.2022	5 years	550,000

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 79

2018 Sales - Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
February
Lease Certificate - TL	Semiannually couponed	14.02.2018	12.02.2020	2 years	1,876,205
June
Lease Certificate - TL - CPI Indexed	Semiannually couponed	13.06.2018	07.06.2023	5 years	436,600
September
Lease Certificate - TL	Semiannually couponed	26.09.2018	23.09.2020	2 years	1,700,000
November
Lease Certificate - TL	Semiannually couponed	21.11.2018	18.11.2020	2 years	3,240,870

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 80

2018 Sales - Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
December
Lease Certificate - Euro	Semiannually couponed	24.12.2018	21.12.2020	2 years	555,080

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Public Offers

The following tables show public offers of domestic debt securities in years 2014-2018:

Table 81

2017 Sales - Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
October
Lease Certificate - Gold	Semiannually couponed	11.10.2017	09.10.2019	2 years	171.854
October
Lease Certificate - Gold	Semiannually couponed	18.10.2017	16.10.2019	2 years	297.892
October
Lease Certificate - Gold	Semiannually couponed	25.10.2017	23.10.2019	2 years	322.773
November
Lease Certificate - Gold	Semiannually couponed	01.11.2017	30.10.2019	2 years	526.022

(1)	In grams

Source: Ministry of Treasury and Finance

Table 82

2017 Sales - Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
October
Bond - Gold	Semiannually couponed	11.10.2017	09.10.2019	2 years	187.461
October
Bond - Gold	Semiannually couponed	18.10.2017	16.10.2019	2 years	248.672
October
Bond - Gold	Semiannually couponed	25.10.2017	23.10.2019	2 years	306.864
November
Bond - Gold	Semiannually couponed	01.11.2017	30.10.2019	2 years	402.712

(1)	In grams

Source: Ministry of Treasury and Finance

Table 83

2018 Sales - Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
April
Lease Certificate - Gold	Semiannually couponed	04.04.2018	01.04.2020	2 years	197.341
Lease Certificate - Gold	Semiannually couponed	11.04.2018	08.04.2020	2 years	214.833
Lease Certificate - Gold	Semiannually couponed	18.04.2018	15.04.2020	2 years	311.782
Lease Certificate - Gold	Semiannually couponed	25.04.2018	22.04.2020	2 years	389.470
September
Lease Certificate - Gold	Semiannually couponed	19.09.2018	16.09.2020	2 years	190.660
Lease Certificate - Gold	Semiannually couponed	26.09.2018	23.09.2020	2 years	193.588
October
Lease Certificate - Gold	Semiannually couponed	03.10.2018	30.09.2020	2 years	176.683
Lease Certificate - Gold	Semiannually couponed	10.10.2018	07.10.2020	2 years	187.355
Lease Certificate - Gold	Semiannually couponed	17.10.2018	14.10.2020	2 years	185.825
Lease Certificate - Gold	Semiannually couponed	24.10.2018	21.10.2020	2 years	158.066
Lease Certificate - Gold	Semiannually couponed	31.10.2018	28.10.2020	2 years	179.928
December
Lease Certificate - Gold	Semiannually couponed	26.12.2018	23.12.2020	2 years	100.216

(1)	In grams

Source: Ministry of Treasury and Finance

Table 84

2018 Sales - Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
April
Bond - Gold	Semiannually couponed	04.04.2018	01.04.2020	2 years	283.669
Bond - Gold	Semiannually couponed	11.04.2018	08.04.2020	2 years	162.202
Bond - Gold	Semiannually couponed	18.04.2018	15.04.2020	2 years	165.038
Bond - Gold	Semiannually couponed	25.04.2018	22.04.2020	2 years	198.299
September
Bond - Gold	Semiannually couponed	19.09.2018	16.09.2020	2 years	121.757
Bond - Gold	Semiannually couponed	26.09.2018	23.09.2020	2 years	113.318

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
October
Bond - Gold	Semiannually couponed	03.10.2018	30.09.2020	2 years	115.904
Bond - Gold	Semiannually couponed	10.10.2018	07.10.2020	2 years	116.860
Bond - Gold	Semiannually couponed	17.10.2018	14.10.2020	2 years	119.786
Bond - Gold	Semiannually couponed	24.10.2018	21.10.2020	2 years	113.370
Bond - Gold	Semiannually couponed	31.10.2018	28.10.2020	2 years	112.935
December
Bond - Gold	Semiannually couponed	26.12.2018	23.12.2020	2 years	81.543

(1)	In grams

Source: Ministry of Treasury and Finance

Table 85

2018 Sales - Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
September
Lease Certificate - Euro	Semiannually couponed	19.09.2018	18.09.2019	1 year	255,000
Lease Certificate - Euro	Semiannually couponed	26.09.2018	25.09.2019	1 year	1,366,000
October
Lease Certificate - Euro	Semiannually couponed	03.10.2018	02.10.2019	1 year	2,173,000
Lease Certificate - Euro	Semiannually couponed	10.10.2018	09.10.2019	1 year	2,773,000
Lease Certificate - Euro	Semiannually couponed	17.10.2018	16.10.2019	1 year	3,918,000

(1)	Euro denominated

Source: Ministry of Treasury and Finance

Table 86

2018 Sales - Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
September
1 Year G. Bond - Euro	Semiannually couponed	19.09.2018	18.09.2019	1 year	837,000
1 Year G. Bond - Euro	Semiannually couponed	26.09.2018	25.09.2019	1 year	2,935,000
October
1 Year G. Bond - Euro	Semiannually couponed	03.10.2018	02.10.2019	1 year	6,243,000
1 Year G. Bond - Euro	Semiannually couponed	10.10.2018	09.10.2019	1 year	7,257,000
1 Year G. Bond - Euro	Semiannually couponed	17.10.2018	16.10.2019	1 year	10,659,000
December
1 Year G. Bond - Euro	Semiannually couponed	28.12.2018	27.12.2019	1 year	94,628.000

(1)	Euro denominated

Source: Ministry of Treasury and Finance

Table 87

2018 Sales - Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
September 1 Year G. Bond - USD	Semiannually couponed	28.12.2018	27.12.2019	1 year	98,516,000

(1)	USD denominated

Source: Ministry of Treasury and Finance

The following table presents Turkey’s central government domestic debt at the end of the years indicated:

Table 88

Central Government Domestic Debt

(in millions of Turkish Lira)	2014	2015	2016	2017	2018
Total Domestic Debt	414,649	440,124	468,644	535,448	586,142
Cash	414,000	440,077	468,598	535,402	586,097
Bonds	414,000	440,077	467,574	534,428	580,601
Bills	0	0	1,025	974	5,495
Non-Cash	648	48	46	46	45
Bonds	648	48	46	46	45
Bills	0	0	0	0	0

Source: Ministry of Treasury and Finance

The following table presents Turkey’s central government domestic debt service at the end of the years indicated:

Table 89

Domestic Debt Service (1)

(in millions of Turkish Lira)	2014	2015	2016	2017	2018
Total Domestic Debt Service	157,046	107,131	100,942	100,661	123,761
Principal	117,788	67,355	63,547	60,443	73,558
Interest	39,258	39,775	37,394	40,218	50,203

(1)	Payments on non-cash basis are included.

Source: Ministry of Treasury and Finance

EXTERNAL DEBT AND DEBT MANAGEMENT

According to the data announced on March 29, 2019, Turkey’s gross external debt increased from U.S.$405.9 billion in 2014 to U.S.$444.9 billion in 2018. The main factor for this change was the increasing trend of private sector debt. Private sector debt was U.S.$282.1 billion in 2014 and U.S.$298.4 billion in 2018.

The external debt to GDP ratio was 43.4% at the end of 2014, and the ratio increased to 56.7% in 2018. The public sector external debt to GDP ratio increased from 13.0% in 2014 to 17.9% in 2018 and private sector debt to GDP increased from 30.2% in 2014 to 38.1% in 2018, while the Central Bank’s external debt to GDP increased from 0.3% in 2014 to 0.8% in 2018.

In addition, the maturity composition of the gross external debt did not change significantly during the last five years. From 2014 to 2018, short-term external debt decreased by 13.9% (from U.S.$135.1 billion to U.S.$116.3 billion), while long-term external debt increased by 21.4% (from U.S.$270.7 billion to U.S.$328.6 billion. At the end of 2014, the share of the short and long-term external debt to total external debt was 33.3% and 66.7%, and reached 26.1% and 73.9%, respectively, in 2018. From 2014 to 2018, the external debt of the public sector and the private sector increased by 15.9% (from U.S.$121.3 billion to U.S.$140.6 billion) and 5.8% (from U.S.$282.1 billion to U.S.$298.4 billion), respectively, while the external debt of CBRT increased by 138.5% (from U.S.$2.5 billion to U.S.$5.9 billion). The share of public sector debt, CBRT’s debt and private sector debt in the total external debt stock was 31.6%, 1.3% and 67.1%, respectively, as of the end of 2018.

At the end of 2018, Treasury-guaranteed external debt stock was U.S.$13.9 billion, representing an increase of approximately U.S.$2.7 billion compared to the end of 2014.

The following tables provide information as to the public and private share of external debt stock of Turkey for the periods indicated:

Table 90

Gross Outstanding External Debt of Turkey (1)

GROSS EXTERNAL DEBT- by BORROWER (in millions of U.S. Dollars)	2014	2015	2016	2017	2018
TOTAL	405,883	400,292	409,729	455,545	444,878
SHORT TERM (2)	135,138	105,370	101,609	119,698	116,274
PUBLIC SECTOR	21,447	18,064	19,720	22,111	22,483
GENERAL GOVERNMENT	0	0	0	0	0
Central Government	0	0	0	0	0
Local Administrations	0	0	0	0	0
Funds	0	0	0	0	0
FINANCIAL INSTITUTIONS	21,447	18,064	19,479	22,027	22,483
Banks	21,447	18,064	19,479	22,027	22,483
Non-Banking Institutions
NON-FINANCIAL INSTITUTIONS	0	0	241	84	0
SOE’s	0	0	241	84	0
Other
CBRT	342	176	399	1,753	5,914
Dresdner Bank Scheme	342	176	399	1,752	5,914
Other	0	0	0	1	0
PRIVATE SECTOR	113,349	87,130	81,490	95,834	87,877
FINANCIAL INSTITUTIONS	78,879	52,009	42,837	47,809	36,371
Banks	76,878	49,958	41,249	45,168	34,426
Non-Banking Institutions	2,001	2,051	1,588	2,641	1,945
NON-FINANCIAL INSTITUTIONS	34,470	35,121	38,653	48,025	51,506
LONG TERM	270,745	294,922	308,120	335,847	328,604
PUBLIC SECTOR	99,821	98,574	103,654	114,466	118,079
GENERAL GOVERNMENT	88,213	84,446	85,527	93,477	94,541
Central Government	85,163	81,738	82,615	90,241	91,245
Local Administrations	3,050	2,707	2,912	3,236	3,296
Funds	0	0	0	0	0
FINANCIAL INSTITUTIONS (3)	10,618	13,271	17,161	19,604	22,074
Banks	10,618	13,271	17,161	19,604	22,074
Non-Banking Institutions
NON-FINANCIAL INSTITUTIONS	989	858	966	1,386	1,464
SOE’s	989	858	966	1,386	1,464
Other (4)	0	0	0	0	0
CBRT	2,142	1,151	711	8	8
CBRT Loans	0	0	0	0	0
Dresdner Bank Scheme	2,133	1,143	703	0	0
NGTA	9	8	8	8	8
PRIVATE SECTOR (5)	168,783	195,197	203,755	221,373	210,516
FINANCIAL INSTITUTIONS	84,855	105,210	106,047	114,413	102,866
Banks	65,713	85,790	86,972	95,744	84,878
Non-Banking Institutions	19,142	19,420	19,075	18,669	17,988
NON-FINANCIAL INSTITUTIONS	83,927	89,987	97,708	106,959	107,651
TOTAL	405,883	400,292	409,729	455,545	444,878
LOAN	309,110	304,172	308,084	339,286	328,447
SHORT TERM	130,997	103,509	101,438	119,587	116,175
PRIVATE CREDITORS	130,755	103,345	101,198	118,468	115,681
MONETARY INSTITUTIONS	81,607	51,331	47,217	51,975	42,858
NONMONETARY INSTITUTIONS	49,148	52,014	53,981	66,493	72,823

GROSS EXTERNAL DEBT- by BORROWER (in millions of U.S. Dollars)	2014	2015	2016	2017	2018
OFFICIAL CREDITORS	242	164	240	1119	494
LONG TERM	178,113	200,663	206,646	219,699	212,272
PRIVATE CREDITORS	128,270	150,845	155,400	157,763	155,838
MONETARY INSTITUTIONS	116,678	139,533	142,972	144,596	142,934
NONBANK FINANCIAL INSTITUTIONS	12,764	15,497	16,274	15,987	15,306
PRIVATE INVESTMENT & DEV. BANKS	0	0	0	0	0
FOREIGN COMMERCIAL BANKS	75,740	93,676	94,761	94,133	91,082
FOREIGN BRANCHES OF DOMESTIC BANKS AND OTHERS	28,174	30,360	31,936	34,476	36,546
NONMONETARY INSTITUTIONS	11,592	11,312	12,429	13,167	12,904
OFFICIAL CREDITORS	49,844	49,818	51,246	61,937	56,434
GOVERNMENTAL ORGANIZATIONS	11,371	12,031	13,016	15,850	16,335
PUBLIC FINANCE INSTUTITIONS	2,207	1,961	2,060	2,796	3,157
CENTRAL BANKS	0	0	0	0	0
CENTRAL GOVERNMENTS	109	81	64	57	41
OFFICIAL DEVELOPMENT BANKS	9,055	9,988	10,892	12,996	13,137
MULTILATERAL ORGANIZATIONS	38,473	37,787	38,230	46,087	40,099
IMF-INTERNATIONAL MONETARY FUND	1,389	1,330	1,289	1,365	1,334
IMF SDR ALLOCATION	1,389	1,330	1,289	1,365	1,334
IBRD	13,110	11,920	10,986	12,187	11,828
OTHER MULTILATERAL INST.	23,974	24,536	25,955	32,535	26,938
BONDS (6)	96,773	96,121	101,645	116,259	116,430
SHORT TERM	4,141	1,861	171	111	99
LONG TERM	92,632	94,260	101,474	116,148	116,331

(1)	Provisional.

(2)	Public Deposit Banks and Public Development & Investment Banks.

(3)	Public Corporations, Regulatory Institutions and Organizations.

(4)	All the bonds issued in foreign markets are long-term securities and the lender class of the bonds is “monetary institutions” according to the primary market issuance.

Sources: Ministry of Treasury and Finance, CBRT

The following tables present the relationship of Turkey’s public and private external debt to other financial indicators for, or at the end of, the periods indicated:

Table 91

Currency Composition of Outstanding External Debt(1)(2)

%	2014	2015	2016	2017	2018
TOTAL	100	100	100	100	100
CHF	0.6	0.5	0.5	0.4	0.3
ECU/EUR	32.4	32.7	32.0	32.7	32.1
GBP	0.4	0.4	0.4	0.4	0.4
JPY	1.9	2.1	2.1	2.0	2.0
SDR	0.3	0.3	0.3	0.3	0.3
USD	56.9	57.7	58.6	57.6	58.1
TL	7.1	6.0	5.9	6.2	5.9
Other	0.3	0.3	0.2	0.4	0.9

(1)	Provisional.

(2)	Reflects figures at the end of the periods indicated.

Sources: Ministry of Treasury and Finance, CBRT

Table 92

Debt Ratios(1)

DOD / GDP (%)	2014	2015	2016	2017	2018
Total	43.4	46.4	47.5	53.5	56.7
Short Term	14.5	12.2	11.8	14.1	14.8
Long Term	29.0	34.2	35.7	39.4	41.9
Public Sector	13.0	13.5	14.3	16.0	17.9
Central Bank	0.3	0.2	0.1	0.2	0.8
Private Sector	30.2	32.8	33.1	37.3	38.1
FINANCIAL RATIOS (%)
T.EXTERNAL DEBT / EXPORTS (FOB)	257.5	278.3	287.5	290.2	264.9
EXTERNAL DEBT SERVICE / GDP	5.2	5.6	8.5	9.5	10.3
EXTERNAL DEBT SERVICE / EXPORTS (FOB)	30.8	33.4	51.5	51.7	47.9
PRIVATE SECTOR/ EXPORTS (FOB)	179.0	196.3	200.1	202.1	177.7
INTEREST / GDP	0.9	1.0	1.1	1.2	1.5
INTEREST / EXPORTS (FOB)	5.5	6.1	6.6	6.7	6.9
INTERNATIONAL RESERVES (NET) / T. EXTERNAL DEBT	31.4	27.6	25.9	23.6	20.9
INTERNATIONAL RESERVES (NET) / SHORT TERM DEBT	94.2	104.9	104.4	90.0	80.0
INTERNATIONAL RESERVES (GROSS) / T. EXTERNAL DEBT	26.3	23.2	22.5	18.5	16.4
INTERNATIONAL RESERVES (GROSS) / SHORT TERM DEBT	79.1	88.2	90.6	70.3	62.7
CBRT RESERVES (GROSS) / IMPORTS (CIF)	44.1	44.8	46.4	36.0	32.7
CBRT RESERVES (NET) / IMPORTS (CIF)	52.6	53.3	53.4	46.1	41.7
CURRENT ACCOUNT BALANCE / CBRT RESERVES (GROSS)	-40.8	-34.6	-36.0	-56.2	-38.2
CURRENT ACCOUNT BALANCE / CBRT RESERVES (NET)	-34.3	-29.1	-31.2	-43.9	-29.9
CURRENT ACCOUNT BALANCE / GDP	-4.7	-3.7	-3.8	-5.6	-3.5

(1)	Provisional.

Sources: Ministry of Treasury and Finance, CBRT, TURKSTAT

Table 93

External Debt Service(1) (2)

(in millions of U.S. Dollars)	2014	2015	2016	2017	2018
Total External Debt Service	48,615	48,076	73,433	81,141	80,452
Principal	39,947	39,344	63,993	70,581	68,936
Interest	8,668	8,732	9,440	10,560	11,516

(1)	Provisional.

(2)	Includes only long term external debt service data.

Source: CBRT (Balance of Payment Statistics, January 2019)

The aggregate amount of scheduled repayment of principal and interest on the total external public and private debt of Turkey (disbursed and undisbursed) is set forth below for the periods indicated:

Table 94

Total External Debt Service Projections (1) (2) (3)

(in millions of U.S. Dollars)	2019 (February- December)	2020	2021	2022	2023	2024+	TOTAL
GROSS TOTAL	82,617	50,869	47,677	39,923	39,844	173,099	434,029
PUBLIC SECTOR	16,917	14,673	15,917	12,227	14,074	97,286	171,093
PRINCIPAL	12,056	9,940	11,628	8,260	10,460	67,574	119,917
INTEREST	4,861	4,734	4,289	3,966	3,614	29,712	51,176
PRIVATE SECTOR	65,700	36,196	31,760	27,697	25,770	75,813	262,936
PRINCIPAL	60,665	30,619	26,437	22,388	21,279	62,468	223,856
INTEREST	5,036	5,577	5,324	5,309	4,491	13,345	39,080

(1)	Provisional.

(2)	Cross rates based on January 31, 2019.

(3)	Repayments regarding Non-Guaranteed Trade Arrears, deposits within CBRT, short-term private sector trade credits, short-term private bank deposits, and private sector bank loans with maturity less than 180 days are excluded.

Sources: Ministry of Treasury and Finance, CBRT

The following table presents Turkey’s central government external debt issued between January 1, 2014 and December 31, 2018:

Table 95

Central Government External Debt of Turkey (as of December 31, 2018)

Central Government External Debt Of Turkey (as of December 31, 2018)
(issued between January 1, 2014 and December 31, 2018)
	Agreement Date	Currency	Maturity (Years)	Outstanding Amount (in millions of U.S. Dollars)
Bond				31,460
Monetary Institutions	Various (22-Jan-2014 - 07-Nov-2018)	USD-EUR-JPY	Various (3 - 31)	31,460
Loan				2,812
Govermental Organizations	Various (27-Jan-2014 - 15-Dec-2016)	EUR	Various (15 - 17)	429
Monetary Institutions	Various (08-May-2014 - 18-Dec-2014)	EUR-CHF	Various (6 - 7)	157
International Organizations	Various (17-Mar-2014 - 01-Mar-2018)	USD-EUR	Various (10 - 35)	2,226
Total				34,272

Source: Ministry of Treasury and Finance

The following table presents Turkey’s public guaranteed external debt provided between January 1, 2014 and December 31, 2018:

Table 96

External Debt of Turkey (Public Guaranteed)

Agreement Date (mm/dd/yyyy)	Currency	Debt Disbursed and Outstanding($)	Maturity (Year)	Interest Type	Interest Rate /Margin
6/26/2014	EUR	135,624,000.00	10.52		3.10
12/2/2014	EUR	25,115,532.70	12.13		1.73
12/2/2014	EUR	25,115,544.00	12.13		1.73
12/2/2014	EUR	25,115,555.30	12.13		1.29
7/10/2014	EUR	197,688,335.46	17.78	WBVSLEUR6A09	0.27
7/10/2014	USD	25,642,224.54	19.78		0.75
10/2/2014	USD	314,775,924.52	15.42	WBVSLUSD6A09	0.30
7/8/2014	EUR	4,620,000.00	9.53	LIUSD6MD	0.33
7/8/2014	EUR	7,911,400.00	9.53	EURIBOR6MD	0.63
7/8/2014	EUR	13,860,000.00	9.53		2.75
7/8/2014	EUR	14,908,800.00	9.53		2.67
7/8/2014	EUR	15,822,800.00	9.53		1.32
7/8/2014	EUR	31,645,600.00	9.53		1.08
8/22/2014	USD	49,841,820.00	27.58	EURIBOR6MD	0.50
8/22/2014	USD	190,000,000.00	27.58	LIUSD6MD	0.47
9/22/2014	EUR	33,906,000.00	15.53	EURIBOR6MD	0.80
9/22/2014	EUR	75,712,000.00	15.53	EURIBOR6MD	0.80
11/7/2014	EUR	9,216,666.67	9.53		2.56
11/7/2014	EUR	9,418,333.33	9.53		0.94
11/7/2014	EUR	16,482,666.66	9.53		2.72
11/7/2014	EUR	60,277,333.34	9.53		0.64
11/7/2014	EUR	60,277,333.34	9.53		1.07
11/7/2014	EUR	99,136,000.00	8.15	LIUSD6MD	0.60
11/6/2014	EUR	90,416,000.00	9.53	EURIBOR6MD	0.51
11/24/2014	EUR	27,255,000.00	13.53	LIUSD6MD	0.71
11/24/2014	EUR	28,075,000.00	13.53	LIUSD6MD	1.55
11/24/2014	EUR	28,255,000.00	13.53	EURIBOR6MD	0.44
11/24/2014	EUR	28,255,000.00	13.53	EURIBOR6MD	0.76
12/10/2014	EUR	19,778,500.00	9.06		0.49
12/10/2014	EUR	22,604,000.00	9.06		0.34
12/10/2014	EUR	25,429,500.00	9.06	LIEUR6MD	0.49
12/10/2014	EUR	28,255,000.00	9.06	LIEUR6MD	0.49
12/9/2014	EUR	15,964,075.00	16.03	EURIBOR6MD	0.48
12/9/2014	EUR	40,687,200.00	16.03	LIEUR6MD	0.39
12/9/2014	EUR	56,368,725.00	16.03		0.79
3/26/2015	USD	141,176,470.58	12.01	LIUSD6MD	1.50
3/27/2015	USD	94,632,048.91	12.01	LIUSD6MD	1.50
5/26/2015	EUR	2,507,460.00	9.32	LIUSD6MD	0.68
5/26/2015	EUR	10,000,000.00	9.32	LIUSD6MD	0.73
5/26/2015	EUR	46,248,514.62	9.32		0.45
5/26/2015	EUR	53,910,540.00	9.32	EURIBOR6MD	0.39
5/28/2015	EUR	101,718,000.00	9.52	EURIBOR6MD	0.40
5/28/2015	EUR	11,055,000.00	9.52		2.33
5/28/2015	EUR	14,924,250.00	9.52	LIUSD6MD	1.32
5/28/2015	EUR	24,873,750.00	9.52		2.49
5/28/2015	EUR	50,859,000.00	9.52		1.32
5/15/2015	JPY	129,572,837.76	24.95	LIJPY6MD	0.20
5/28/2015	EUR	26,321,896.38	9.52		11.40
5/28/2015	EUR	28,852,236.39	9.52		10.82
6/24/2015	EUR	195,901,333.34	10.02		2.35
8/25/2015	EUR	39,557,000.00	7.73	EURIBOR6MD	0.01
8/25/2015	EUR	50,859,000.00	7.73	EURIBOR6MD	0.02

Agreement Date (mm/dd/yyyy)	Currency	Debt Disbursed and Outstanding($)	Maturity (Year)	Interest Type	Interest Rate /Margin
11/6/2015	EUR	27,352,500.00	12.56	LIUSD6MD	0.74
11/6/2015	EUR	28,567,500.00	12.56		2.49
11/6/2015	EUR	84,765,000.00	12.56		0.88
11/6/2015	EUR	84,765,000.00	12.56		1.26
12/28/2015	USD	155,362,076.56	19.73	LIUSD6MD	0.95
12/29/2015	USD	31,554,000.00	11.83	LIUSD6MD	1.55
12/29/2015	USD	69,100,000.00	11.83	LIUSD6MD	1.55
12/29/2015	USD	169,346,000.00	11.83	LIUSD6MD	1.55
2/4/2016	EUR	56,510,000.00	9.38		0.72
2/4/2016	EUR	56,510,000.00	9.38		0.77
5/5/2016	EUR	56,510,000.00	8.18		2.18
5/5/2016	EUR	56,750,000.00	8.18		2.18
5/6/2016	EUR	113,020,000.00	8.64	EURIBOR6MD	0.35
5/6/2016	EUR	113,020,000.00	8.64	EURIBOR6MD	0.48
5/6/2016	EUR	28,739,643.14	12.64		10.21
5/6/2016	EUR	56,510,000.00	12.64		1.13
10/24/2016	USD	300,000,000.00	21.74	LIUSD6MD	0.71
8/29/2016	EUR	121,754,700.88	20.14	EURIBOR6MD	1.55
11/30/2016	USD	52,770,460.00	24.23	LIUSD6MD	0.61
11/30/2016	USD	117,875,000.00	27.31	LIUSD6MD	0.81
10/28/2016	EUR	17,840,800.00	14		3.20
10/28/2016	EUR	40,122,100.00	14		1.73
10/28/2016	EUR	56,510,000.00	14		2.21
12/26/2016	USD	400,000,000.00	23.95	LIUSD6MD	0.13
12/26/2016	EUR	398,960.60	29.74	EURIBOR6MD	1.40
12/16/2016	EUR	105,730,000.00	8.23	LIUSD6MD	0.76
12/20/2016	EUR	16,953,000.00	9.02		0.48
12/20/2016	EUR	33,906,000.00	9.02		0.38
12/20/2016	EUR	45,208,000.00	9.02		0.44
12/20/2016	EUR	16,953,000.00	9.02		0.48
12/20/2016	EUR	33,906,000.00	9.02		0.38
12/20/2016	EUR	45,208,000.00	9.02		0.44
12/22/2016	EUR	27,947,500.00	8.46		2.84
12/22/2016	EUR	84,765,000.00	8.46		0.78
12/27/2016	EUR	53,740,000.00	9.39	EURIBOR6MD	2.23
12/27/2016	EUR	60,350,000.00	9.39		3.76
2/9/2017	EUR	18,083,200.00	9.71		0.72
2/9/2017	EUR	20,343,600.00	9.71		0.74
2/9/2017	EUR	20,343,600.00	9.71		1.09
2/9/2017	EUR	20,343,600.00	9.71		1.84
2/9/2017	EUR	33,906,000.00	9.71		1.10
11/22/2017	USD	25,000.00	20.89		2.66
11/22/2017	USD	20,000,000.00	20.89	LIUSD6MD	2.10
11/22/2017	USD	22,500,000.00	20.89		4.61
11/22/2017	USD	24,975,000.00	20.89		2.67
11/22/2017	USD	45,000,000.00	20.89		5.38
12/27/2017	EUR	28,255,000.00	6.12	EURIBOR6MD	0.12
12/27/2017	EUR	56,510,000.00	6.12	EURIBOR6MD	0.04
6/11/2018	USD	1,500,000.00	22.45	LIUSD6MD	1.20
6/27/2018	USD	1,500,000.00	21.82	LIUSD6MD	1.15
9/28/2018	USD	500,000.00	15.06	LIUSD6MD	0.90

Source: Ministry of Treasury and Finance

RISK MANAGEMENT

In order to increase fiscal discipline, transparency, accountability and effectiveness in the management of debt and claims, Law No.4749 implemented an active risk management strategy and took measures to limit the potential effects of guarantees and on-lent loans and debt assumption commitments for PPPs provided by the Treasury. In this context, to establish the necessary legal and organizational infrastructure for the management of public debt and receivables based on risk analysis, a Risk Management Unit was established. In addition, a Debt and Risk Management Committee was established within the Treasury to ensure coordination and efficiency in debt management. Within this framework, the debt management strategy is executed in line with the main principles of transparency, accountability and predictability. With the help of this institutional infrastructure, the risk management unit has been operational since 2004 and continues to perform its routinely assigned duties, such as providing monthly and quarterly risk monitoring and analysis notes to the Debt and Risk Management Committee. Monthly and annual debt management reports have been published to discuss the developments in the area of public debt and risk management. Furthermore, the Risk Management Unit developed a debt strategy analysis model for the medium-term and produces valuation of the portfolio of explicit contingent liabilities of the state. Also, the Risk Management Unit produces cash flow reports, risk indicator reports and medium and long-term borrowing scenarios in order to evaluate financial risks.

The operational risk management (“ORM”) processes including debt, cash and receivables management have been implemented by the General Directorate of Public Finance since 2008. In this framework, the ORM system consists of activities, risks related with these activities, risk sources, likelihood and impact of risks, current control mechanisms and new control mechanisms for minimizing those risks. By this system, the risks are monitored through periodic reporting and kept under control. Besides, Emergency and Business Continuity Plan (“EBCP”) has been prepared in 2013 to keep critical processes under control and ensure sustainability.

The borrowing strategy aims to enhance transparency and the effectiveness of public debt management at an appropriate cost with a prudent level of risk. This is achieved through strategic benchmarking which has been used since 2004. Major components of this strategy, which are determined for a three-year period with a rolling basis in accordance with the aforementioned cost and risk analysis, are as follows for the period 2019-2021:

•	To borrow mainly in Turkish Lira;

•	To borrow in foreign currencies besides U.S. Dollars in international markets for market diversification;

•	To keep the share of debt maturing within 12 months and the share of debt stock with interest rate refixing period of less than 12 months at a certain level, by taking into account appropriate instrument and maturity composition to optimize interest payments; and

•	To keep a certain level of cash reserve in order to reduce the liquidity risk associated with cash and debt management.

Tight fiscal policies created room for the implementation of decisive strategic benchmarks which in turn strengthened the structure of the public debt portfolio substantially against adverse shocks.

Significant progress has also been made in decreasing the public debt to GDP ratio. In that regard, the general government nominal debt stock defined by EU standards to GDP ratio declined to 30.4% at the end of 2018 thanks to positive budget practices. Moreover, the 2019-2021 Medium Term Program envisages the declining trend to continue in the program period. As a result of borrowing policies implemented especially in the last two decades, debt sustainability has been strengthened. The sensitivity of Treasury’s debt portfolio against the foreign exchange, interest rate and liquidity risks has been reduced.